Exhibit (c)(iii)(C)
Budget Statement
2011-12
Budget Paper No. 2

Table of Contents

Chapter 1: Budget Context and Strategy
1.1 Introduction	1 - 1
1.2 The Rebuilding Task	1 - 3
1.3 The Fiscal Strategy	1 - 11
1.4 The 2011-12 Budget	1 - 17
1.5 The Impact of the Budget on the Fiscal Gap	1 - 19

Chapter 2: The Economy
2.1 Introduction	2 - 1
2.2 Overview	2 - 2
2.3 Economic Outlook	2 - 4
2.4 Risks to the Economic Outlook	2 - 19

Chapter 3: Budget Position
3.1 Introduction	3 - 1
3.2 Budget Position for 2011-12	3 - 2
3.3 Budget Position to 2014-15	3 - 6
3.4 Capital Expenditure	3 - 10
3.5 Balance Sheet	3 - 12
3.6 Cash Flow	3 - 14
3.7 Budget Risks	3 - 16

Chapter 4: General Government Expenses
4.1 Introduction	4 - 1
4.2 Government Priorities	4 - 3
4.3 Managing Expenses	4 - 6
4.4 Expense Trends	4 - 10
4.5 Policy Priorities	4 - 14

Chapter 5: General Government Revenues
5.1 Introduction	5 - 1
5.2 Revenue Policy Changes	5 - 2
5.3 Tax Forum	5 - 7
5.4 Revenue Trends	5 - 7
5.5 Taxation Revenue	5 - 10
5.6 Grant Revenue	5 - 13
5.7 Other Revenues	5 - 15
5.8 Revenue Risks	5 - 20
5.9 Tax Expenditures and Concessions	5 - 21

Chapter 6: Federal Financial Relations
6.1 Introduction	6 - 1
6.2 GST Revenue	6 - 3
6.3 Specific Purpose Payments	6 - 10
6.4 COAG Reform Agenda	6 - 15
Budget Statement 2011-12

Chapter 7: Liability Management
7.1 Introduction	7 - 1
7.2 Net Debt and Net Financial Liabilities	7 - 2
7.3 Unfunded Superannuation	7 - 9
7.4 Insurance	7 - 16
7.5 Financial Asset and Liability Management	7 - 21

Chapter 8: Public Trading Enterprises
8.1 Introduction	8 - 1
8.2 Operating Performance	8 - 2
8.3 Dividends and Tax equivalent payments	8 - 3
8.4 Capital Expenditure	8 - 4
8.5 Major Sectors	8 - 8

Chapter 9: Uniform Financial Reporting
9.1 Introduction	9 - 1
9.2 Uniform Presentation Framework	9 - 2
9.3 Primary Financial Statements	9 - 4
9.4 Emerging Issues	9 - 8
9.5 Uniform Presentation Tables	9 - 8
9.6 Loan Council Allocation	9 - 29

Appendices
A. Statement of Accounting Principles and Policies	A - 1
B. Classification of Agencies	B - 1
C. 2010-11 Budget — Summary of Variations	C - 1
D. Progress against Fiscal Responsibility Act 2005 Targets and Principles	D - 1
E. Tax Expenditure and Concessional Charges Statement	E - 1
Glossary
Chart and Table List
Budget Statement 2011-12

Notes to Using these Budget Papers
The Budget year refers to 2011-12, while the forward estimates period refers to 2012-13, 2013-14 and 2014-15.
Figures in tables, charts and text have been rounded. Discrepancies between totals and sums of components reflect rounding. Percentage changes are based on the underlying unrounded amounts.
Budget Statement 2011-12

Chapter 1: Budget Context and Strategy
•	The budget position has structurally deteriorated, especially over the last five years. Expenses have grown faster than revenues and the operating balance has weakened. A large and growing capital expenditure program led to increased borrowings. If left unaddressed these trends would put the State on an unsustainable financial trajectory.

•	The Government’s fiscal strategy is founded on three pillars — expenditure discipline, structural economic reform, and responsible infrastructure planning.

•	This Budget implements a turnaround in the budget result of $5.2 billion over the four years to 2014-15, while fully funding the Government’s election commitments. This brings the operating result back to modest surpluses from 2012-13 compared with the projected deficits when the Government took office.

•	Specific measures to restrain expense growth include strengthening wages policy, further efficiency dividends, procurement savings and program savings. Importantly, the Government has implemented mechanisms to deliver savings that were identified and budgeted by the previous Government, but had not been delivered.

•	The strategy also prepares State finances to deal with fiscal pressures arising from the demographic transition. The net impact of budget measures acts to reduce the fiscal gap by 0.4 percentage points, while the national health reforms, if implemented would further reduce the gap.
1.1 Introduction
This Budget sets out a strategy to restore fiscal sustainability while delivering better services and infrastructure and rebuilding the New South Wales economy.
State finances have eroded over the last decade and the State economy has been weaker than other states. Cyclical pressures on revenues have intensified over the past year. The economy has underperformed in the key areas of business investment and housing supply. Because expense growth has drifted higher than revenue growth, debt has risen. A continuation of these trends would put at risk the State’s fiscal sustainability and its credit standing.
Since the 2010-11 Half-Yearly Review the challenges confronting State finances have intensified following a slowing in economic growth, sovereign debt risk concerns in Europe, fiscal sustainability issues in the United States, weaker state and national revenue prospects and the announcement of the federal carbon tax.

Budget Statement 2011-12	1-1

This budget takes the first step to entrench a new approach to fiscal management that is necessary to arrest the deterioration and ensure fiscal and economic sustainability. The Government’s fiscal strategy is built on three pillars:
•	Expenditure discipline

•	Structural economic reform

•	Responsible infrastructure development.
Actions to implement this strategy since assuming office or announced in this Budget include measures that:
•	deliver on the Government’s election commitments

•	reset wages policy on a sustainable basis

•	deliver the savings needed to restore the financial health of the operating result, including through new, fair voluntary redundancy arrangements

•	launch a program of financial management and public administration reforms

•	establish Infrastructure NSW and Restart NSW to secure the efficient and effective delivery of priority infrastructure assets

•	strengthen the economy, employment and housing affordability.
Table 1.1: Budget Outlook

	2011-12	2012-13	2013-14	2014-15	4-Year
	$m	$m	$m	$m	Total
Budget result estimate at March 2011 (a)	(79)	(550)	(1,316)	(2,439)	(4,384)
Change in revenue outlook, March to September(b)	(413)	(151)	(72)	(299)	(935)
Updated Budget result	(492)	(701)	(1,388)	(2,738)	(5,319)
Budget result estimate in this Budget	(718)	292	156	152	(118)
Turnaround in this Budget	(226)	993	1,544	2,890	5,201

(a)	Budget result adjusted for residual Solar Bonus Scheme costs. Source: Financial Audit, Part 1, Table 3

(b)	Major revenue sources including GST, transfer duty, payroll tax and royalties
The budget delivers an operating deficit of $718 million and a net lending deficit of $3,986 million in 2011-12. Over the four years to 2014-15 the accumulated operating result is a deficit of $118 million (virtually in balance) — representing a $5.2 billion turnaround.
This turnaround also accommodates the Government’s election commitments. While this large improvement dampens the unsustainable trends in the balance sheet, more will need to be done in subsequent budgets to ensure ongoing fiscal sustainability.

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The budget also prepares the State’s finances to deal with fiscal pressures arising from the coming demographic transition, as discussed in Budget Paper No. 6.
A key element of fiscal strategy is managing risk. As discussed in Chapter 2 the uncertainties around global economic growth have affected confidence and the baseline outlook for the NSW economy and Budget. Risks to the near term economic outlook and therefore the State’s fiscal outlook are on the downside.
The Government’s fiscal strategy is designed to build the buffer in the balance sheet needed to deal with this increased volatility in the global outlook, ensure maintenance of service provision, and keep state finances on a path to restored sustainability.
1.2 The Rebuilding Task
On coming into office, the Government was confronted by a weakening fiscal position and an unsustainable outlook. The deterioration is attributable to:
•	An ongoing gap in recent years between the growth in expenditure and revenues, and the corresponding increases in net debt

•	a slower than necessary response to structural fiscal and economic trends over the past decade

•	cyclical factors arising from the 2008-09 global economic downturn

•	more recent slowing in the economy as the overhang from the Global Financial Crisis gives rise to continuing risks in the world economy.
The fiscal situation the Government faced in March 2011 is depicted in Chart 1.1. The top bar shows the March forward estimates adjusted for the impact of Australian Government economic stimulus payments which were beyond the control of the NSW Government. As these payments were recorded as revenues, with less than half recorded as expenses1, they masked an underlying weakness in the budget results in 2009-10 and 2010-11. In addition, the previous Government shifted rail capital grants forward to alter the spending profile across years. Rail capital grants are a budget expense and the forward estimates in the chart reflect these grants by year of requirement rather than the year paid, providing a clearer picture of trends in the budget balance.
The projections shown in Chart 1.1 assumed that agencies delivered efficiency savings of between 1 and 1.5 per cent a year to 2013-14, and that any growth in wage costs exceeding 2.5 per cent a year would be recouped through employee-related cost savings. Potential savings were in agency budgets, but specific measures were not in place to achieve those savings.

[1]	The remainder was recorded as capital expenditure.

Budget Statement 2011-12	1 - 3

Nevertheless, expenses were expected to grow, in aggregate, at an average 4.9 per cent a year over the forward estimates.
Chart 1.1: State Financial Results ex Economic Stimulus as at March 2011
Although the March forward estimates were underpinned by robust forecasts for growth in state taxation, projected total average revenue growth (ex-stimulus) was a subdued 4.6 per cent a year to 2014-15, reflecting the winding back of the Commonwealth’s National Partnership Payments.
With expenses projected to continue to grow faster than revenue over the forward estimates period, budget deficits were expected to grow, reaching $2.4 billion by 2014-15. Part of the reason for the high growth in expenses was a large increase in rail capital grants in 2013-14 and 2014-15 associated with the former Government’s Metropolitan Transport Plan.
The analytical value of Chart 1.1 arises because it presents data in a form that differs from aggregates headlined in Budget papers. The lower bars show combined General Government and Public Trading Enterprise (PTE) sector net capital spending2 and the resultant state net lending result is shown as the unbroken line. Capital expenditure must be funded from operating surpluses and borrowing. Rapid increases in State capital expenditure from 2005-06 could not be supported by operating surpluses so state borrowing increased. The overall borrowing requirement was expected to approach $9 billion in 2010-11 and remain high through to 2014-15.

[2]	Net capital expenditure is gross capital expenditure including finance leases less departmental asset sales, depreciation and Federal Economic Stimulus.

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Ongoing and growing budget deficits and high levels of total state capital expenditure placed the state onto a path towards fiscal unsustainability. This path would have led to higher interest costs on growing debt — providing any Government with little flexibility to address service delivery and infrastructure needs or respond to unforeseen events.
Chart 1.2: Private Business Investment (real $  per capita)
The deterioration in the State’s finances coincided with relatively weak economic performance. Aggregate output growth in the NSW economy averaged around 1/2 a percentage point less per year than Victoria (the structurally most comparable state) in the decade to 2009-10. While the difference in growth is less stark in per capita terms, the components of spending in the economy show that business investment — the engine of future economic growth — lagged considerably as shown in Chart 1.2. Continuation on this path would restrain future economic performance. In addition, housing supply in New South Wales hit record lows in recent years, with a five consecutive yearly decline in construction activity up to 2008-09.
Structural fiscal deterioration
The deterioration in the budget balance set out above was caused by recurrent expenditure growth exceeding revenue growth over a substantial period of time. That trend became more pronounced in the last five years and reduced the average size of operating surpluses:
•	on average over the five years to 2010-11, excluding economic stimulus, general government expenses increased by 6.3 per cent per annum, exceeding revenue growth of 5.4 per cent per annum by nearly a full percentage point

Budget Statement 2011-12	1 - 5

•	as a result the net operating balance excluding economic stimulus, on a rolling five year average basis, declined from a surplus of $1,328 million in 2005-06 to a deficit of $7 million in 2010-11.
Chart 1.3: Revenue and Expense Growth, 2006-07 to 2010-11
     Chart shows five-year rolling average revenue and expenditure growth rates (per cent per annum), net of Federal Economic Stimulus.
The State’s capital program also expanded rapidly over the last decade and, given the operating balance deterioration, resulted in increasing state net debt. A consequence of rising borrowing requirements is to increase the State’s reliance on financial markets and higher interest costs ultimately borne by taxpayers. Cost recovery of increasing commercial PTE investment also contributed to increasing prices for electricity and water.
•	on a rolling five-year cumulative basis, total state capital expenditure excluding economic stimulus increased by an average 10.5 per cent per annum, rising from $26.5 billion in 2001-02 to $60.4 billion in 2010-11

•	of this $33.9 billion expansion, General Government accounted for $11.1 billion (32.6 per cent) and Public Trading Enterprises for $22.9 billion (67.4 per cent)

•	a combination of increased capital spending and weakening operating results inevitably led to increased borrowing, with the general government net lending result (on a rolling five year average basis) falling from a surplus of $371 million in 2001-02 to a deficit of $2,201 million in 2010-11.

•	as a result, total net debt rose from $16.4 billion in 2001-02 to $32.4 billion in 2010-11. General government borrowing accounted for 15.5 per cent and Public Trading Enterprises 84.5 per cent of this increase.

1 - 6	Budget Statement 2011-12

Chart 1.4: Capital Expenditure ex Economic Stimulus
Chart shows five-year rolling total general government and public trading enterprise capital expenditure, net of Federal Economic Stimulus.
The adverse trends in State finances depicted in Chart 1.1 needed to be addressed, otherwise an unsustainable position would result. Standard and Poor’s (S&P) credit rating stance is that if net debt plus net unfunded superannuation liabilities at the total state3 level were to rise above 120 per cent of revenues, the State’s triple-A credit rating would be reassessed.
Chart 1.5 compares two scenarios for the S&P metric. The upper line assumes budget expenses continue to grow at recent historic rates of around 6 1/2 per cent a year. Under that scenario, net debt and unfunded superannuation liabilities would quickly reach levels inconsistent with the triple-A credit rating.

[3]	The S&P measure includes both the general government and PTE sectors, which is the non-financial public sector.

Budget Statement 2011-12	1 - 7

Chart 1.5: S&P Ratio and Potential Paths over the Forward Estimates
The March forward estimates (the bottom line in the chart), assumed lower expense growth of around 4.9 per cent a year. Even on this basis, the State’s debt would have been approaching and entering the credit rating review trigger band. The State effectively would have had no buffer left in its balance sheet to absorb any future economic shocks without risking the loss of the triple-A credit rating.
Liabilities and Contingencies
The 2011-12 Budget has been prepared taking into consideration a number of contingent or potentially contingent liabilities. Recognised contingent liabilities include:
•	Generation Trading Agreements: Under the Generation Trading Agreements, electricity generators may be exposed to availability liquidated damages if their power generating assets do not meet future contracted availability targets. The actual quantum of damages can only be calculated and payable on non-performance under the gentrader contracts. This risk has been treated as a contingent liability in the State’s accounts for June 2011.

•	TCard Litigation: The former contractors for the delivery of the TCard have cross claimed in litigation with the Public Transport Ticketing Corporation alleging breach of contract and seeking damages of $215 million.
Also as a result of the electricity transactions, as set out in Chapter 8, availability liquidated damages, separation costs and other costs totalling $600 million over the four years to 2014-15 have been recognised.
In addition to the above, the following matters have the potential to have financial consequences or give rise to fiscal or service delivery risks. While these matters are not recognised in the State’s accounts at this stage, they are disclosed here for transparency.

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•	Cobbora: In February 2011 Cobbora Holding Company Pty Ltd executed coal sale contracts with Eraring Energy (novated to Origin Energy) and the NSW State Owned Corporations Macquarie Generation and Delta Electricity (coast). These contracts are at prices below the expected cost of production of the Cobbora coal mine given contracted tonnages. Advice from Ernst and Young indicates that the contracts have a negative net present value of approximately $550 million of which approximately $300 million is a net present value cost to the NSW Government.

•	Reliance Rail: In December 2006 RailCorp entered into a public private partnership (PPP) contract with the Reliance rail consortium to finance, design, manufacture, commission and provide 78 eight-car trains. The consortium providing the trains has experienced financial difficulties and in December 2010, both Moody’s and Standard and Poor’s downgraded Reliance Rail’s senior debt ratings to below investment grade. The Government is acting to maintain delivery of trains, but risks have increased. At this time no contingent liability exists however the contract for the delivery of these trains is an important part of the government transport strategy.

•	University Superannuation: The State and Australian Government share responsibility for funding past defined benefit university superannuation liabilities. Discussions with the Australian Government have been ongoing for some time in an effort to resolve funding responsibility. At this time, any potential State liability cannot be quantified.
Cyclical pressures
At the same time as the Budget was becoming less fiscally sustainable, a number of cyclical economic events have affected revenues.
The national and New South Wales economies had an extended period of growth without major cyclical downturns following the early 1990s recession. Even though economic growth in New South Wales was below the national average during the last decade, tax and total revenues tended to be better than budget expectations in most years.
The exceptions to this were during downturns in the housing cycle, when large downward movements in transfer duties were recorded (in 2004-05, for example). Higher interest rates and the onset of global recession led to another sharp cyclical slowing in transfer duty in 2008-09. Transfer duty receipts fell by $1.2 billion to levels not seen since the early 2000s. GST receipts also experienced a major cyclical downturn, falling by more than $1.2 billion compared with previous estimates. Expenses, though, were little affected by the economic slowdown.
The state’s balance sheet was able to absorb the cyclical slowing in revenues in 2008-09 without the need to make large adjustments to recurrent or capital spending. The balance sheet absorbed the weaker revenues, albeit with net debt rising. The expectation was that the increase in net debt would be reversed in subsequent years on the basis that revenues returned to above trend growth rates for a period following the slowing in activity.

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In 2009-10 the economy picked up pace reflecting a significant monetary and economic stimulus. Transfer duties, in particular, grew more sharply than expected, though remaining below previous peaks. GST revenues also strengthened.
At the time of the 2010-11 Budget, prospects for the State economy and finances appeared healthy and expectations were that stimulus and public sector demand led growth be replaced by a strong, above trend, private sector led recovery. Revenue growth was also improving.
As the 2010-11 financial year proceeded, however, higher interest rates and caution in consumer spending and borrowing led to lower tax receipts and subsequent downward revisions to revenue projections (particularly for transfer duty and GST revenue). Consequently a weaker projected fiscal position was reflected in the Half-Yearly Review released in December 2010.
Since then, there have been further downward revisions to revenues, as consumer caution intensified in 2011, especially after the November increase in interest rates which applied slightly restrictive monetary policy settings. Those downward revisions were reported in the March budget update for the incoming Government.
National economic growth has also slowed in 2011 due to natural disasters and weak retail sales. The high Australian dollar has weakened conditions in some non-mining sectors of the economy. In recent months sovereign risk concerns in Europe have heightened as have concerns about United States fiscal settings. At the same time global growth has slowed. This combination has had broad repercussions on financial markets and consumer and business confidence, both globally and domestically. In July and August consumer confidence in Australia fell sharply as a result of global financial market uncertainty and the Australian Government carbon tax proposal, to levels not seen since the slowdown in 2009.
As a result of these recent developments, expectations for NSW GSP growth in 2010-11 have been revised down from 3 per cent in the 2010-11 Budget to 2 1/4 per cent in this Budget. Forecasts for 2011-12 have been reduced from 3 1/2 per cent to 2 1/2 per cent (refer Chapter 2 for discussion).
Softer economic conditions since the March estimates have continued to dampen revenue prospects. This includes the outlook for GST, transfer duty, payroll tax and royalty revenues over the budget and forward estimates period. As indicated in Table 1.1, the cumulative downward revision for these major revenue sources since the March estimates amounts to more than $900 million over the four years to 2014-15.
Revenues have correspondingly been revised lower in the 2011-12 Budget largely reflecting lower transfer duties as a result of a more subdued housing market and slower growth in consumer spending and thus GST revenues. The outlook for consumer spending is one of the key domestic uncertainties in the economic and revenue forecasts. The recent increase in the household saving ratio appears to be a response to past high levels of household borrowing. Should this trend continue there will be consequent implications for revenues and the structural budget position.

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1.3 The Fiscal Strategy
The Government is committed to returning the budget to fiscal sustainability over time. To this end the 2011-12 Budget contains measures to restrain expense growth, fulfil the Government’s election commitments, reduce the infrastructure gap and improve the State’s economy.
Fiscal Sustainability
A sustainable fiscal position would see revenues funding all recurrent costs and making an appropriate contribution towards funding of capital expenditure. This means that servicing debt and other financial liabilities does not consume an increasing proportion of budget resources. It also leaves the balance sheet being able to provide a buffer to absorb economic downturns and other external shocks.
The destabilising consequences of unsustainable fiscal policies have been highlighted by the circumstances in the United States and the sovereign risk concerns in Europe. Both have unsettled financial markets and slowed the pace of global economic recovery.
One of the first steps the Government took to restore fiscal sustainability was the creation of a Commission of Audit to review the State’s fiscal position and identify areas of improvement. Its work includes:
•	A Financial Audit, to review the State’s financial and fiscal position and set out a program of structural reform

•	An Expenditure and Management Audit, charged with examining public sector management and service delivery and identifying opportunities for micro-economic reform.
The Government expects the report from the Expenditure and Management Audit will be available in January 2012. The Government will consider the report in a timely manner and release a comprehensive package of the Financial Audit, the Expenditure and Management Audit and the Government’s response to the Audit recommendations.
The Government’s Fiscal Strategy
The Government’s strategy to deliver fiscal sustainability will restore the State’s capacity to ensure service delivery across the business cycle and lay the foundations for state economic prosperity.
The strategy underpins NSW 2021 — the Government’s 10 year plan to deliver change to the people of New South Wales. This plan (discussed in Chapter 4) will form the framework for future budget funded initiatives.

Budget Statement 2011-12	1 - 11

The strategy includes a strong commitment to:
•	return to a sufficiently large operating surplus, on average over the business cycle, to finance a substantial portion of the capital expenditure program and provide headspace in the balance sheet as a buffer against adversity

•	ensure that, on average over the business cycle, state net debt and net unfunded superannuation will decline towards 100 per cent of revenues

•	fiscal management that anticipates and responds effectively to risks to fiscal sustainability.
The framework for the State’s fiscal policy is set out in legislation. The current Fiscal Responsibility Act underwent a statutory five-yearly review earlier in 2011. The Treasurer’s report to Parliament found that the objective of the Act, maintaining financial results that are fiscally sustainable in the medium and long term, remains valid. However it found that many of the targets and principles were not met4.
The Government’s fiscal consolidation strategy will be reflected in an updated Fiscal Responsibility Act to be tabled in Parliament later in 2011-12.
A strong and sustainable fiscal strategy also helps maintain a triple-A credit rating for the State, restrains funding costs, facilitates access to capital markets particularly in periods of global financial stress and reinforces business confidence in the State’s economic and financial prospects.
The net borrowing of the general government sector is a particular focus because services are usually provided free of charge or at nominal cost to the user, and therefore the costs of any associated net debt must be paid by taxpayers, rather than by the users of the services directly.
In contrast, net debt in the commercial part of the PTE sector (which includes agencies providing electricity and water and operating the ports) is supported by assets that earn revenues to cover expenses associated with debt. Non-commercial PTEs (e.g. public transport and housing) are more akin to general government sector agencies and receive support from the budget through grants and subsidies.
From a broader perspective total State net debt is the key measure that is assessed by markets. Thus in a period of strong PTE capital spending and rising PTE net debt, as is currently the case, more restraint may be necessary in the general government sector.
The fiscal strategy therefore aims to keep the level of net financial liabilities at low and sustainable levels for the total non-financial public sector, so that State access to the financial markets remains unimpaired.

[4]	The State’s fiscal performance is compared against FRA targets and principles in Appendix D.

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The strategy is founded on three pillars:
•	Expenditure discipline

•	Structural economic reform

•	Responsible infrastructure planning.
Imposing discipline on budget expenditure and delivering savings
A key requirement to maintain a sustainable fiscal position over the long term is to achieve and maintain budget surpluses that are sufficient, on average over the business cycle, to fund a substantial portion of capital program.
However, as outlined earlier, annual expense growth exceeded revenue growth by an average of one percentage point over the last five years.
The Government is committed to turning around the financial position and restoring fiscal sustainability by imposing discipline on budget expenditure. This means holding expense growth at or below long-run revenue growth.
The 2010-11 Budget estimates were based on the achievement of annual efficiency savings of 1.5 per cent of controllable expenses in 2011-12 and 2012-13 and a further 1 per cent in 2013-14. While these savings were allocated to agency budgets, the measures necessary to deliver them were not in place.
Agency estimates underlying the 2010-11 Budget also reflected the previous Government’s wages policy. This policy required any wage increase above 2.5 per cent to be offset by employee related cost savings. Given that wage increases above 2.5 per cent benchmark had been granted, agencies were also required, after the event, to find savings to offset these increases in addition to the general efficiency dividends outlined above.
While in recent years considerable resources have been dedicated to identifying cost savings measures to underpin these assumed agency savings, mechanisms to achieve them were not put in place. A particular focus of the 2011-12 Budget has thus been translating the savings envelope assumed in the 2010-11 Budget into approved measures to be delivered by the Government.
The delivery of agency savings plans is underpinned by the accountability of agency management for delivering their budgets. The Premier will enter into Performance Agreements with each Director General which include budget management as a key deliverable.

Budget Statement 2011-12	1 - 13

Delivering on structural fiscal and economic reform
This budget commences an ongoing program of structural reform for a more efficient and effective public sector and economy. The Government’s initiatives on public sector reform include:
•	restructuring the general government sector into nine clusters, as announced in April 2011, to rationalise service delivery and head office support requirements

•	reorganisation of the Transport portfolio. An integrated authority, Transport for NSW, will be responsible for the coordinated delivery of transport services across all modes of transport with a renewed focus on the customer. Service providers RailCorp, State Transit and Sydney Ferries will focus on front line service delivery.

•	creating a new Public Service Commission. The Commission will drive best practice in public administration, strengthen performance and capabilities, and foster a citizen centric approach to service delivery and public service innovation.

•	amending the Industrial Relations Act to give stronger force to government policies on public sector conditions of employment, and issuing a new regulation tightening the requirement for savings offsets for any wage increases exceeding 2.5 per cent.

•	introducing new, fair redundancy provisions from 1 August 2011. The new policy provides excess employees the choice of a generous voluntary redundancy package or the opportunity to seek redeployment. The policy maintains existing voluntary redundancy benefits. In the event that employees decline the offer of voluntary redundancy and exhaust the three month retention period they will now be retrenched and paid a reduced redundancy payment.

•	reforming the Police Death and Disability Scheme. The aim is to achieve a genuine safety net to enable injured officers to return to health that is financially sustainable within agreed funding parameters.

•	negotiating the August 2011 National Health Reform Agreement (NHRA), under which the Australian Government will provide at least $16.4 billion of additional growth funding nationally between 2014-15 and 2019-20 through meeting 45 per cent of efficient growth between 2014-15 and 2016-17 and 50 per cent of efficient growth from 2017-18 onwards. The Australian Government will also provide any remainder from the $16.4 billion to States as top-up funding. Under the new agreement, $9.5 billion of the $16.4 billion total additional funds will be brought forward and distributed to states and territories on an equal per capita share basis. New South Wales will receive an estimated $3 billion over six years, rising from $184 million in 2014-15 to $691 million in 2019-20. A full analysis of this reform is provided in Chapter 4.

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•	establishing Local Health Districts on 1 July 2011. This will strengthen local health management and governance capacity. The objective is to improve the efficiency, effectiveness and responsiveness of health services to the needs of the communities they serve. Governance reforms announced on 24 August 2011 will see the Department of Health become a Ministry of Health and focus on strategic system management, regulation, public health, purchasing from Districts through service agreements and performance monitoring, with the ability to intervene where this is required.

•	improving learning outcomes for students most in need of assistance through the Literacy and Numeracy Action Plan. In future years, the Government plans to reform government schools by giving them more authority to make local decisions that better meet the needs of their students and communities. The Government is now consulting on how best to empower schools to make these decisions, including discussing the need for more flexibility when it comes to managing resources and the need to cut red tape so teachers can focus on teaching and learning.

•	a targeted increase in coal royalties to offset a structural deterioration in the state’s operating balance due to lower dividends and higher input costs that would result from the implementation of the carbon tax.

•	introducing greater contestability into government service delivery. The Government has already commenced this process with initiatives underway in Sydney Ferries. The Government is also examining the potential for greater contestability in the provision of road maintenance.
The Budget provides stronger links between the State Plan and the Budget process. The State Plan, released concurrently with the Budget, sets the framework for determining future budget funded initiatives.
The Government’s economic reform initiatives include:
•	Supporting jobs growth through the Payroll Tax Rebate Scheme, which rebates to employers the equivalent of one year’s average payroll tax bill for each new employee for the first year on the job. This program delivers on the government’s election commitment to support the creation of 100,000 extra jobs for New South Wales.

•	Reducing red tape for business by having uniform Occupational, Health and Safety (OHS) laws. These reforms were part of the COAG National Partnership Agreement to Deliver a Seamless National Economy. The Work Health and Safety Act 2011 was passed on the 7 June 2011, along with the Occupational Health and Safety Amendment Act 2011. The harmonisation of OHS laws will allow multijurisdictional businesses to manage and improve workplace safety whilst conforming to one set of laws regardless of which jurisdiction they are operating in. As the state with the national headquarters of more companies than any other state, this reform will particularly benefit NSW.

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•	Addressing housing affordability, with a focus on supply-side reform including:
•	abolishing the ad valorem levy on the registration of land transfers

•	lowering the qualification age from 65 to 55 for the Empty Nester transfer duty concession

•	reforming planning, rezoning and land supply, including Landcom releasing 10,000 lots over the four years to 2014-15 in Western Sydney

•	limiting the First Home Plus and First Home Plus One schemes to new dwellings only.
Responsible Infrastructure Planning
The Infrastructure Statement in Budget Paper No. 4 details capital projects which achieves the State Plan and Government’s priorities, including election commitments. In the future, the identification of major capital projects for delivery will be undertaken by Infrastructure NSW and facilitated by the Restart NSW infrastructure fund.
Infrastructure NSW has been established as the lead body in securing the efficient and effective planning, selection and management of State infrastructure. Infrastructure NSW’s core functions include:
•	The development of the 20-year State Infrastructure Strategy, which will detail long term infrastructure priorities and will link with the new State Plan. This includes assessing current infrastructure capabilities, future demand pressures and potential solutions to meet it.

•	The establishment of 5-year Infrastructure Plans, which will contain a pipeline of developed infrastructure projects which aligns with the 20-year State Infrastructure Strategy and State Budget. This includes appraising and prioritising agency projects to ensure the best infrastructure solutions are selected for delivery.

•	Monitoring priority infrastructure projects to ensure timely delivery, within cost and to quality. If necessary, this includes being authorised by the Premier to directly intervene in project delivery.
Another major element of the Government’s infrastructure initiative is the establishment of the Restart NSW infrastructure fund. Restart NSW will be administered by Infrastructure NSW to help fund priority infrastructure projects. Restart NSW will be funded from a range of sources including windfall State tax revenue in excess of Budget forecasts when the Budget is in surplus, proceeds from asset transactions (including the proposed long-term lease of the Sydney Water desalination plant and the long-term lease of Port Botany) and Waratah Bonds issued to retail investors.

1 - 16	Budget Statement 2011-12

1.4 The 2011-12 Budget
The Budget result, relative to the position in March, has improved by $4.3 billion over the four years to 2014-15. Taking account of the $0.9 billion deterioration in the revenue outlook for major revenue items since March, the total turnaround delivered by this Budget over the four years is $5.2 billion, after allowing for the net cost of election commitments. The net lending result has been improved by $3.4 billion. Expenditure policy measures underpinning this turnaround are discussed in Chapter 4.
Revenue measure announced in the Budget are expected to increase state revenue by a combined $2.2 billion in the four years to 2014-15 (see Chapter 5 for details). The measures include a targeted increase in coal royalties to offset the impact of the carbon tax, increasing the climate change levy and targeting first home buyers’ stamp duty concessions to newly built homes.
Repairing the balance sheet
The $5.2 billion turnaround in State finances delivered by this Budget will bring the operating result back to surplus from 2012-13 despite the subdued outlook for revenues. Care has been taken in the trajectory of fiscal consolidation to attenuate the impact of budget changes on current economic uncertainties and confidence levels.
The measures in this Budget significantly moderate the trajectory of general government debt in the forward estimates. General government net debt is projected to rise as a ratio to GSP from 1.8 per cent in 2010-11 to a peak of 2.8 per cent in 2013-14 before easing in the final year of the forward estimates. With strong growth in Public Trading Enterprise investment, which is financed to a large extent from borrowing, the ratio of total state net debt to GSP is projected to rise, though at a gradually moderating pace, over the four years to 2014-15. The total state net debt to GSP ratio will increase from 7.5 per cent in 2010-11 to 10.3 per cent in 2014-15.

Budget Statement 2011-12	1 - 17

Chart 1.6: Net Debt — General Government and Total State
The improvement in the general government balance sheet relative to March has also improved the State’s overall financial obligations, as measured by the Standard & Poor’s ratio. The projected growth in borrowing (primarily by the public trading enterprise sector), will be only partially offset by reductions in net unfunded superannuation as a share of revenue. As a result this ratio is projected to rise progressively from 98.1 per cent in 2010-11 to 111.8 per cent in 2014-15.
Chart 1.7: S&P Ratio at March 2011 and in the 2011-12 Budget

1 - 18	Budget Statement 2011-12

Compared with the March estimates, however, as shown in Chart 1.7, the ratio is around 5 percentage points lower in 2014-15 — all due to the improvement in net debt. But the ratio is still rising and more work needs to be done in future budgets to set the ratio on a downward trajectory. The $5.2 billion turnaround in this budget is a necessary first step in achieving this change. It sets a platform for ongoing fiscal sustainability needed to withstand future economic and fiscal shocks.
The balance sheet also has the potential to be strengthened by asset initiatives under current investigation, including the long-term lease of the Sydney Water desalination plant and Sydney Ports Corporation’s Port Botany facility.
1.5 The Impact of the Budget on the Fiscal Gap
The Fiscal Responsibility Act 2005 requires the Government to assess the long-term fiscal gaps in the NSW general government sector every five years. The first five yearly update is contained in Budget Paper No. 6. It is estimated that based on the previous Government’s policy settings, the fiscal pressures from ageing and other growth factors result in a fiscal gap of 2.8 per cent of gross state product (GSP) by 2050-51.
The fiscal gap is the change in the primary balance of the general government sector as a share of GSP from 2009-10 to 2050-51. The primary balance is revenues less expenditures, including net capital expenditure but not interest.
The Act also requires that each year the long-term fiscal consequences of expenditure and revenue measures be reported in each budget. Thus, in addition to the usual budget reporting on the immediate effects of policy initiatives, the Government is required to provide an assessment as to whether policy changes will widen or narrow the fiscal gap. This reporting requirement considerably increases transparency about longer term fiscal sustainability.
The main factors affecting the fiscal gap in this budget are the National Health Agreement, and the policies announced with respect to revenues, savings, and efficiency measures.
A National Health Reform Agreement (NHRA) with the Australian Government was reached in August 2011. The agreement provides that from 2013-14, the Health Specific Purpose Payment (SPP) will be incorporated into base funding for public hospital services and that from 2014-15 additional Australian Government funding will be equal to 45 per cent of the efficient growth in public hospital expenses. This commitment will rise to 50 per cent of efficient growth from 2017-18. Growth of federal public hospital funding will therefore be linked to growth in activity, at an efficient price.
It is estimated that as a result of the NHRA the Australian Government will gradually increase its share of public hospital funding relative to the previous funding arrangements. If the Agreement remains in place, the fiscal gap is estimated to decline by 0.6 per cent of GSP by 2050-51.

Budget Statement 2011-12	1 - 19

Major revenue measures announced by the Government before and in the Budget (see Chapter 5), include targeting of the first home buyers’ stamp duty concession to newly built homes, increases in coal royalties for firms liable to the Minerals Resource Rent Tax, payroll tax rebates for businesses that employ new staff and lowering of taxation on gaming machines operated by clubs. The net impact of new revenue measures is to lower the fiscal gap by 0.1 per cent of GSP by 2050-51.
This Budget also contains the Government’s strengthened wages policy, new efficiency dividends, program savings and procurement savings. These expense measures will lower the fiscal gap by 0.3 per cent of GSP by 2050-51.
The net effect of the NHRA and policy decisions detailed in this Budget is to reduce the fiscal gap by 1.0 per cent, to 1.8 per cent of GSP by 2050-51. This reduction in the fiscal gap is dependent on:
•	successfully constraining the net cost of public sector wage increases to 2.5 per cent a year over the forward estimates

•	the full realisation of procurement savings, efficiency dividends and program savings

•	continuation of the funding arrangement contained in the NHRA over the long term, noting that the first payments under this agreement will not occur until 2014-15.
Chart 1.8: Impact of Budget measures and NHRA on long term fiscal gap (per cent of GSP)

1 - 20	Budget Statement 2011-12

Table 1.2: Key Fiscal Indicators NSW 2001-02 to 2014-15 (per cent)

	2001-02	2002-03	2003-04	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Estimate	Estimate	Estimate
General Government Sector
Revenue/GSP	12.9	13.0	12.7	12.5	12.9	12.7	12.5	12.6	13.8	13.2	13.0	12.8	12.6	12.3
Revenue Growth — Nominal	5.5	6.7	4.3	3.9	9.1	4.8	6.1	4.7	13.4	1.3	3.4	4.9	3.4	3.2
Revenue Growth — Real(a)	(3.3)	4.3	2.4	(2.3)	(1.0)	5.7	0.2	(7.9)	6.8	(0.2)	(0.8)	4.7	3.7	3.8
Tax Revenue/GSP	5.1	5.1	5.1	4.9	4.8	5.0	4.9	4.5	4.7	4.7	4.5	4.6	4.6	4.6
Tax Revenue Growth — Nominal	(1.0)	7.1	6.2	1.9	3.9	11.3	4.8	(3.6)	7.0	5.9	1.5	7.0	6.0	6.1
Tax Revenue Growth - Real(a)	(3.3)	4.3	2.4	(2.3)	(1.0)	5.7	0.2	(7.9)	6.8	(0.2)	(0.8)	4.7	3.7	3.8
Expenses/GSP	12.3	12.4	12.3	12.4	12.3	12.4	12.2	12.8	13.6	12.9	13.1	12.8	12.5	12.3
Expenses Growth — Nominal	5.5	6.4	6.3	6.5	4.8	7.9	5.9	8.7	9.5	0.8	7.1	3.1	3.6	3.2
Expenses Growth - Real(a)	2.9	3.6	2.6	2.1	(0.2)	2.4	1.3	3.8	9.4	(5.0)	4.6	0.9	1.3	1.0
Net Operating Result/GSP	0.6	0.6	0.4	0.1	0.6	0.2	0.2	(0.2)	0.2	0.3	(0.2)	0.1	0.0	0.0
Net Operating Result /Revenue	4.6	4.9	3.1	0.6	4.5	1.8	2.0	(1.7)	1.8	2.2	(1.2)	0.5	0.2	0.2
Gross Capital Expenditure/GSP	1.2	1.2	1.1	1.1	1.2	1.2	1.2	1.3	1.8	1.6	1.5	1.4	1.3	1.0
Net Lending/GSP	0.2	0.2	0.0	(0.2)	0.1	(0.3)	(0.3)	(0.8)	(0.7)	(0.7)	(0.9)	(0.5)	(0.5)	(0.2)
Net Lending/Revenue	1.7	1.3	0.1	(1.7)	1.0	(2.3)	(2.1)	(6.5)	(4.8)	(5.2)	(6.8)	(4.1)	(4.1)	(1.6)
Net Debt/GSP(b)	2.1	1.3	1.0	0.9	0.4	1.0	1.5	2.1	2.3	1.8	2.4	2.6	2.8	2.7
Net Debt/Revenue(b)	16.0	10.1	7.9	7.2	3.5	8.2	11.9	16.4	16.3	13.8	18.8	20.6	22.5	21.9
Interest/Revenue	2.6	2.2	2.1	3.0	2.8	2.8	2.7	3.0	2.9	3.2	3.5	3.5	3.6	3.7
Net Financial Liabilities/GSP	9.4	9.2	8.5	10.0	8.3	7.3	8.0	12.2	12.8	12.0	11.4	11.4	11.2	10.8
Net Financial Liabilities/Revenue	72.5	70.5	66.6	80.3	64.6	57.5	64.0	97.1	92.6	90.9	88.0	88.8	89.3	87.6
Total State Sector
Net Operating Result/GSP	0.9	0.6	0.4	0.1	0.8	0.9	0.6	0.1	1.0	0.3	(0.3)	0.3	0.3	0.3
Net Operating Result /Revenue	5.7	3.9	2.7	0.7	5.0	5.8	3.6	0.9	5.9	1.6	(2.0)	1.8	2.0	2.0
Gross Capital Expenditure/GSP	2.3	2.4	2.3	2.2	2.5	2.8	3.0	3.4	4.0	3.4	3.4	3.2	3.2	2.8
Net Lending/GSP	0.0	(0.2)	(0.3)	(0.7)	(0.3)	(0.5)	(1.0)	(1.8)	(1.5)	(1.5)	(1.9)	(1.5)	(1.5)	(1.1)
Net Lending/Revenue	0.1	(1.6)	(2.1)	(4.5)	(2.2)	(3.4)	(6.5)	(11.8)	(9.1)	(9.5)	(12.4)	(9.4)	(9.8)	(7.3)
Net Debt/GSP(b)	6.3	5.6	5.2	5.3	4.7	5.7	5.7	7.5	8.2	7.5	8.9	9.5	10.1	10.3
Net Debt/Revenue(b)	39.1	34.8	33.2	34.5	29.9	36.5	37.1	48.6	50.7	47.1	56.8	60.8	66.3	69.3
Interest/Revenue	3.7	3.7	3.6	4.4	4.3	3.7	4.8	5.2	5.3	6.0	6.3	6.4	6.6	6.9
Net Financial Liabilities/GSP	15.2	15.4	14.5	17.4	15.4	14.4	15.0	20.3	21.9	20.7	20.6	20.9	21.1	21.0
Net Financial Liabilities/Revenue	94.5	95.7	92.7	112.7	97.7	92.9	97.2	132.5	135.9	130.0	132.2	134.1	138.5	140.7

(a)	Deflated using the gross non-farm product deflator

(b)	Net debt excludes the impacts of prepayment/deferral of superannuation contributions.

Budget Statement 2011-12	1 - 21

Table 1.3: Key Fiscal Indicators NSW 2001-02 to 2014-15 ($ million)

	2001-02	2002-03	2003-04	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Estimate	Estimate	Estimate
General Government Sector
Total Revenue	33,808	36,065	37,632	39,081	42,629	44,694	47,434	49,669	56,328	57,059	59,026	61,902	63,982	66,043
Tax Revenue	13,210	14,146	15,018	15,300	15,902	17,697	18,554	17,885	19,129	20,251	20,558	21,989	23,317	24,746
Total Expenses	32,242	34,312	36,479	38,841	40,701	43,900	46,499	50,530	55,339	55,795	59,744	61,610	63,826	65,891
Net Operating Result	1,566	1,752	1,153	240	1,928	795	935	(862)	989	1,264	(718)	292	156	152
Gross Capital Expenditure	3,102	3,349	3,332	3,343	3,949	4,295	4,689	5,264	7,278	7,047	6,841	6,738	6,484	5,177
Net Lending/Borrowing	573	461	41	(661)	431	(1,049)	(1,014)	(3,228)	(2,728)	(2,986)	(3,986)	(2,560)	(2,603)	(1,066)
Net Debt	5,422	3,638	2,970	2,826	1,483	3,645	5,663	8,170	9,160	7,889	11,074	12,731	14,422	14,479
Interest Expenses	868	803	789	1,190	1,184	1,257	1,300	1,468	1,653	1,826	2,087	2,141	2,281	2,423
Net Financial Liabilities	24,502	25,418	25,072	31,363	27,526	25,685	30,361	48,213	52,169	51,857	51,949	54,975	57,134	57,840

Total State Sector (a)
Total Revenue	42,100	44,473	46,285	48,344	51,855	54,799	58,759	60,622	65,731	68,733	70,901	75,079	77,641	80,116
Total Expenses	39,719	42,760	45,025	47,993	49,269	51,598	56,634	60,456	62,867	68,011	72,318	73,750	76,098	78,526
Net Operating Result	2,381	1,713	1,260	351	2,586	3,201	2,125	569	3,908	1,117	(1,417)	1,329	1,543	1,590
Gross Capital Expenditure	6,088	6,699	6,708	6,986	8,378	9,805	11,216	13,276	16,330	14,895	15,303	15,639	16,452	15,177
Net Lending/(Borrowing)	46	(691)	(986)	(2,163)	(1,143)	(1,877)	(3,824)	(7,177)	(6,009)	(6,505)	(8,804)	(7,078)	(7,593)	(5,830)
Net Debt	16,447	15,497	15,357	16,660	15,518	19,982	21,774	29,437	33,346	32,365	40,283	45,682	51,490	55,523
Interest Expenses	1,567	1,626	1,675	2,143	2,210	2,008	2,843	3,152	3,509	4,149	4,489	4,768	5,162	5,566
Net Financial Liabilities	39,769	42,562	42,891	54,499	50,661	50,920	57,099	80,316	89,298	89,368	93,759	100,698	107,531	112,692
Gross State Product	261,522	276,785	295,653	313,270	329,899	353,113	380,012	394,980	406,917	432,742	454,959	482,781	509,448	537,610
(current prices)

(a)	Includes Public Financial Enterprises sector and therefore differs from the estimates shown in Chapter 9

1 - 22	Budget Statement 2011-12

Chapter 2: The Economy
•	Risks to the global economy have increased significantly in recent months. Sovereign debt concerns in the Euro zone and uncertainty over fiscal settings in the United States have intensified at the same time as growth has slowed in those economies. Growth prospects for major trading partners in Asia, however, remain positive.

•	After a period of strength through most of 2010, the NSW economy has slowed in 2011. The state’s output is expected to recover from a period of below trend growth in 2011-12 to above trend growth in 2012-13, based on private sector spending strengthening.

•	There are considerable downside risks to the NSW economic outlook. Global financial market volatility, consumer caution, and declining confidence levels, if sustained, pose a risk that the recent slowdown becomes protracted.
2.1 Introduction
The 2011-12 Budget provides detailed forecasts for the Budget year and 2012-13, while projections1 are made for 2013-14 and 2014-15 based on historical recoveries from economic downturns. This methodology assumes that after a period of below-trend growth, the economy will experience above-trend growth as it returns to its potential. This approach is consistent with the approach taken in recent budgets and with experience from previous cycles.
Economic forecasts and projections affect state revenue more significantly than expenditure. In particular, GST, property transfer duty, mining royalties and payroll tax are sensitive to developments in the international and domestic economies.

[1]	Forecasts take into account the current stage of the economic cycle, recent partial and forward indicators, and known drivers of the cycle such as monetary policy and fiscal policy settings which operate on the economy with a lag. Beyond a two year forecast horizon the cycle drivers are less predictable. Projections are made for those years, either based on a return to trend growth rates, or, in this instance, above trend growth rates for a period in order that the economy returns to trend levels of activity.

Budget Statement 2011-12	2 - 1

2.2 Overview
In 2010 the Australian and New South Wales economies were expected to transition from government stimulus and public sector led economic growth to strong growth in all components of private sector demand. The Half-Yearly Review, in late 2010, was framed with that expectation.
However, as 2011 has progressed a number of factors have led to downward revisions to forecast economic growth in Australia and New South Wales in the short term.
Global factors include:
•	concerns about sovereign debt sustainability in the Euro zone and fiscal settings in the United States have intensified in recent months, while global growth has slowed. The combination of these two factors has triggered a renewed bout of volatility in global financial markets with associated negative impacts on Australian financial markets and confidence more generally.

•	the impact of natural disasters on Japanese domestic activity led to disruptions in global supply chains. Given the importance of Japan as a trade destination for Australia and New South Wales, the impact of the disruption to the Japanese economy is expected to weigh on trade in the short term.
National factors include:
•	natural disasters over summer reduced national production and exports of some commodities, predominantly Queensland coal. The recovery in Queensland coal production has been slower than expected, dampening national growth.

•	The exchange rate has been stronger than expected, affecting both export and import competing sectors.

•	Retail spending has been lower than expected with Australian households increasingly cautious in their spending and borrowing behaviour.

•	The recovery in private business investment has been slower than expected, with conditions weak in some non-mining sectors — particularly retail, construction, tourism and manufacturing.

•	trend employment growth slowed substantially through 2011, while population growth has also slowed.
Factors specific to New South Wales include:
•	Retail sales have slowed more than nationally in 2011, reflecting the greater sensitivity of NSW households to higher interest rates.

•	Employment has declined slightly in trend terms since February 2011.

2 - 2	Budget Statement 2011-12

Notwithstanding the recent negative influences, it is important to emphasise that increases in global commodity prices and declining import prices have lifted Australia’s terms of trade to the highest level since records began in the 1860s. The increase in the terms of trade is a large and positive shock of historic significance to the national and NSW economies. Putting the terms of trade shock into context, prices of Australia’s exports of goods and services have risen by 73 per cent in Australian dollar terms over the seven years to March 2011, while import prices have been broadly stable.
It is the sheer size of this terms of trade shock and the likelihood that the terms of trade will remain high for some time that provides a positive medium-term outlook for the nation and New South Wales, despite the recent slowdown in activity and divergent growth prospects at the industry level.
While the outlook for the North Atlantic economies has deteriorated, the outlook for Australia’s major trading partners in Asia remains strong and is expected to continue to support high commodity export prices and the terms of trade. This will:
•	boost incomes and underpin strong mining investment growth and commodity export volume growth in both the national and NSW economies

•	have a pervasive positive effect across the economy with lower import prices improving the purchasing power of consumers and business. On the other hand some sectors will continue to be adversely affected by the high level of the exchange rate.

•	benefit New South Wales through high levels of interstate trade with the resource states. This includes interstate exports in the business services and manufacturing sectors.
In addition to the terms of trade effects:
•	The broader business investment outlook for New South Wales is positive with above-average levels of capacity utilisation and a recent pick up in commercial loan approvals.

•	NSW housing construction activity is expected to be supported by historically low vacancy rates.

•	After a number of years of intermittent drought, the outlook is for NSW farm production and exports to be well above normal production levels in 2011-12.
Assuming that recent global financial market instability does not continue, conditions are expected to improve across the NSW economy over the next two years as the economy strengthens, led by a recovery in private sector spending. However, some sectors will continue to be constrained by a high Australian dollar, relatively high interest rates, fiscal consolidation and cautious household spending.

Budget Statement 2011-12	2 - 3

2.3 Economic Outlook
World Economy
The global economy slowed in the second quarter of 2011. Conditions remain uneven across regions and there are increasing downside risks to the growth outlook.
A number of factors contributed to the recent global slowdown. Natural disasters had a major effect on Japanese domestic activity and disrupted global supply chains. High oil prices, partly due to geopolitical tensions in oil regions, and high commodity prices generally, have dampened real household incomes and consumption in many advanced economies. Monetary policy has been tightened in a number of countries in response to rising inflation pressures, including in China and other parts of Asia.
Global financial market volatility and risk aversion have increased markedly in recent months with rising concerns about reaching a resolution to sovereign debt problems in the Euro zone and fiscal settings in the United States. Spillover effects on confidence have affected economic activity, highlighting the need to maintain strong public sector finances.
In June 2011 the International Monetary Fund (IMF) forecast global output to expand at the slightly above trend pace of 4 1/4 per cent in 2011 and 4 1/2 per cent in 2012 and 2013 (see Table 2.1). The recent slowdown in global activity and significant financial market volatility suggests that those forecasts may be optimistic in the near term, especially for the North Atlantic economies. Growth in Australia’s major trading partners, dominated by Asian economies, is expected to remain strong.
Table 2.1: World Economic Prospects
Per cent change in real GDP, by calendar year

	2010	2011		2012		2013
	Actual	Projected		Projected		Projected

World Output	5.l	4	1/4	4	1/2	4	1/2
United States	2.9	2	1/2	2	3/4	2	3/4
Euro zone	1.8	2		1	3/4	1	3/4
Japan	4.0	-	3/4	3		1	3/4
Korea	6.1	4	1/2	4	1/4	4	1/4
China	10.3	9	1/2	9	1/2	9	1/2
India	10.4	8	1/4	7	3/4	8	1/4
Source: IMF, World Economic Outlook and Update, April 2011 and June 2011 for advanced economies.

2 - 4	Budget Statement 2011-12

In the United States, economic recovery has lost momentum through 2011. Conditions in the housing market remain weak. Consumer confidence has declined while real private consumption growth has slowed reflecting high commodity prices, ongoing household sector balance sheet repair, weak earnings growth and slower employment growth. Nonetheless, the United States recovery is expected to continue, albeit at a subdued pace.
In the Euro zone, the core economies of Germany and France had recovered strongly through 2010 and early 2011, but growth slowed sharply in the June quarter 2011. Conditions remain weak in the peripheral Euro zone countries, with concerns about sovereign debt sustainability and fiscal consolidation dragging on economic growth. Overall growth in the Euro zone is expected to slow and remain below trend.
Continuing strong growth in Australia’s and NSW’s major trading partners in Asia (ex-Japan) should support growth in exports. China’s economic performance has been robust in 2011 and the outlook remains strong. Chinese authorities are attempting to control rising inflation pressures, which presents some downside risks to the growth outlook in China and globally.
Australian Economy
Growth in the national economy also slowed in 2011, reflecting natural disasters and the recent slowdown in some non-mining sectors of the economy — particularly retail, housing, manufacturing, and tourism. More recent uncertainties about global growth, overseas sovereign debt and associated financial market turbulence and the carbon tax have also adversely affected business and consumer confidence.
However, the medium-term outlook for growth remains positive, underpinned by strong growth in Australia’s major trading partners, strong mining investment and commodity exports, and the boost to incomes from the record high terms of trade. The terms of trade are expected to ease slightly from their current high levels as more global productive capacity in non-rural commodities comes on stream.
The Australian economy is expected to grow at an above trend rate over the next two years with the mining investment boom supporting activity in the broader economy and strengthening the labour market. To some extent, however, the mining boom is masking weakness in some other sectors of the economy. Some non-mining sectors are being weighed down by a high Australian dollar, relatively high interest rates, fiscal consolidation and cautious household spending. Some industries may also face labour and capital constraints due to the rapid expansion in mining investment.

Budget Statement 2011-12	2 - 5

New South Wales Economy
Recent Developments — 2010-11
The New South Wales economy also slowed in 2011. The slowdown in some indicators has been more pronounced in New South Wales, which is more exposed to interest rate impacts and volatility in global financial markets than other states. This has been particularly apparent in retail sales and employment.
The unwinding of fiscal stimulus combined with slightly restrictive monetary policy settings act as headwinds to NSW growth as:
•	Public investment is declining as Australian Government economic stimulus and nation building spending winds down.

•	The broader housing market remains soft, reflecting the lull after a pull-forward of first home buyer demand and higher interest rates.

•	Business investment growth is being weighed down by the unwinding of the private school component of the Building the Education Revolution and the lull after a pull-forward in demand related to temporary investment tax concessions in 2009.
Conditions in some NSW industries exposed to the high Australian dollar are subdued, particularly in tourism and manufacturing. The NSW retail sector is also soft reflecting increased household caution as evidenced by the rising saving ratio and recently declining consumer confidence. There is a significant divergence between sectors, though, with strong conditions currently in the NSW mining, farm, business services and household services sectors.
The forecast for NSW economic output (GSP) growth in 2010-11 has been revised down to 2 1/4 per cent (from 3 per cent forecast in the 2010-11 Budget), reflecting slower than expected growth in private sector spending. NSW state capital spending was also lower than expected, in part due to unanticipated weather delays.
Outlook — 2011-12 and 2012-13
Forecasts for 2011-12 have a large degree of uncertainty given the substantial downside risks for the global economy. The current slowing in the Australian and NSW economies and downturn in business and consumer confidence is expected to be relatively short-lived as long as recent global financial market volatility abates.

2 - 6	Budget Statement 2011-12

In 2011-12 NSW economic output (real gross state product) is expected to grow by a below trend 2 1/2 per cent — considerably less than the 3 1/2 per cent growth forecast in the 2010-11 Budget. The forecast has been lowered due to the current soft patch in economic activity and the recent decline in consumer confidence. Activity is expected to lift as the year progresses with a strengthening in business investment, a resumption of growth in dwelling investment and modest household consumption growth. Net export performance is expected to improve as export growth strengthens and import growth slows marginally from current high rates.
As a consequence of the recent slowing in output growth, employment growth is expected to slow to 1 per cent in year average terms in 2011-12. Employment growth is expected to lift over the course of the year in line with the expected increase in economic activity and the unemployment rate is expected to stabilise at around current levels.
Table 2.2: Economic Performance and Outlook
Year average per cent change, unless otherwise indicated

	2009-10	2010-11		2011-12		2012-13
	Outcomes	Estimates		Forecasts		Forecasts

New South Wales
Real state final demand	3.4	2	1/2	2	3/4	3	1/2
Real gross state product	1.7	2	1/4	2	1/2	3
Employment	1.2	3.1		1		1	3/4
Unemployment rate(a)	5.7	5.1		5	1/4	5	1/4
Sydney CPI (b)	2.9	3.8		2	1/2	3	3/4
Wage price index	3.2	3.8		4		4

(a)	Year average, per cent

(b)	Per cent change through-the-year to June quarter
Economic growth in 2012-13 is forecast to be slightly above trend at 3 per cent as the recovery continues to strengthen across all areas of private spending, including business investment and dwelling investment, and as household consumption growth firms in line with income growth. Export growth is expected to continue to improve. Public final demand is expected to add modestly to economic growth.
Growth in 2012-13, while above trend is expected to be negatively affected by the introduction of the carbon tax (see Box 2.1). Inflation will also be affected by the carbon tax. The 3 3/4 per cent increase forecast for the CPI through the year to June 2013 includes an expected 3/4 percentage point contribution as a result of the carbon tax introduction.

Budget Statement 2011-12	2 - 7

Box 2.1: Economic Impacts of Commonwealth Carbon Pricing Proposals
If passed by Federal Parliament, the Australian Government’s carbon pricing proposals announced in July 2011 will produce significant changes in the NSW and Australian economies.
The carbon tax will increase the relative cost of emissions intensive production. The resulting change in relative prices will alter consumption and investment patterns, and the productive potential of the economy.
In considering prospective impacts from carbon pricing, it is important to distinguish between transfers and economic costs. The immediate impact of the scheme relates to the tax itself, which transfers money from liable parties to the Commonwealth. The tax will be reflected in higher prices, as is the case for electricity.
The main economic costs of the tax arise from:
•	the adoption of more expensive production technologies

•	administration costs for government and business

•	the net cost of permit purchases from overseas

•	the impact on investment decisions from increased uncertainty.
The carbon tax will affect both NSW revenues and expenses over the forward estimates. On the expense side, agencies will face higher input costs, particularly electricity prices. The aggregate impact on agencies is expected to be in the range of $94 to $121 million a year across the years 2012-13 to 2014-15, with direct increased electricity expenses representing around 50 to 60 per cent of that estimate.
The carbon tax would also be expected to reduce revenues by $45 million in 2011-12 rising to $275 million in 2014-15. This chiefly reflects reductions in distributions from Government-owned electricity generators, with payroll tax receipts also expected to fall. These declines could be offset to some extent by increases in GST receipts as a result of higher prices due to the carbon tax.
The cumulative budget impact to 2014-15 is estimated to be up to $948 million.
The distribution of impacts from the proposed carbon tax will vary significantly across the regions, sectors and households that make up the NSW and Australian economies:
•	The Government’s assessment of impacts suggests that over time NSW will face a larger negative impact than most other States, and that some NSW regions will face disproportionate adverse consequences.

•	NSW’s aggregate output across the three years from 2012-13 to 2014-15 is forecast to be $3.2 billion lower than it would otherwise be in a non-carbon tax economy. The impact could be expected to increase over time. In 2019-20, output is projected to be $3.7 billion smaller than would otherwise be the case.

•	In proportionate terms, the Hunter and the Illawarra would face the largest adverse impacts among Australian regions.

•	In 2019-20, output in the Hunter would be $817 million less than it would otherwise be. Additionally, employment in the Hunter region will fall by more than 18,500 jobs, with most of the decline in employment an absolute decline, rather than just a slower rate of employment growth. In the Illawarra, the decline in output would be $247 million, with more than 7,000 fewer jobs.

•	Over longer periods of time, the impacts on the Hunter and Illawarra become more significant. In 2029-30, the Hunter’s output would be $2.6 billion smaller than it would otherwise be, with 42,100 fewer jobs. In the Illawarra, the reduction in output is $637 million, with 27,400 fewer jobs.

2 - 8	Budget Statement 2011-12

Household Consumption
With higher interest rates, households have continued to be cautious in their spending and borrowing behaviour over 2010-11 despite solid household income growth and, until recently, above average levels of consumer confidence. This caution has seen the household saving ratio continue to increase. While this consumer behaviour is placing substantial pressure on the NSW retail sector, there will be longer-term benefits from stronger household balance sheets.
Real retail sales growth slowed considerably to just 0.5 per cent in 2010-11. By contrast, as shown in Chart 2.1, the broadest measure of consumer spending — real household consumption — has grown at a more robust rate of 3 per cent over the first three quarters of 2010-11, reflecting stronger growth in the non-retail components of consumer spending such as eduction, health and rent.
Chart 2.1: NSW Real Household Consumption and Retail Sales

*	Real household consumption growth for 2010-11 is based on the three quarters to March 2011.
Sources: ABS 8501.0, 5206.0.
Household consumption growth is expected to remain slow in the near term, reflecting continued consumer caution and the large decline in consumer confidence in July and August as a result of global financial market uncertainty and the Australian Government’s carbon tax proposal. As a result, the household saving ratio is expected to continue to rise in 2011-12. Consumer spending growth is forecast to improve and be in line with income growth in 2012-13 as consumers regain confidence, the labour market improves, and dwelling investment continues to recover.

Budget Statement 2011-12	2 - 9

The outlook for household consumption is one of the main domestic uncertainties in the economic outlook. It is uncertain how long the recent consumer caution may continue, just as it is uncertain what impact the recent decline in consumer confidence may have. While downside risks to the outlook for household consumption are present in the near term, a lift in consumer spending to above income growth is an upside risk to the forecasts in the medium-term.
Dwelling Investment
As shown in Chart 2.2, dwelling investment declined for 5 consecutive years to 2008-09 but commenced a modest recovery in 2009-10. That recovery has continued, with investment increasing by 10.9 per cent over the first three quarters of 2010-11, led by new construction. Nonetheless, the recovery in investment is moderate given recent high population growth. The dwelling investment share of state final demand remains around historical lows.
Chart 2.2: NSW Dwelling Investment Growth 2002-03 to 2010-11

*	Dwelling investment growth for 2010-11 is based on the three quarters to March 2011.
Sources: ABS 5206.0
In the near term, dwelling investment is expected to slow, with trend private building approvals falling in recent months and the broader housing market remaining soft. Over the next two years, however, dwelling investment is expected to resume its recovery, albeit at a more moderate pace than that seen in 2010-11. The long period of decline in housing construction to 2008-09 led to a low rental vacancy rate and building approvals-to-population ratio, suggesting considerable undersupply of housing. This undersupply should support dwelling investment over the next two years as should growth in population and household incomes. The Government has also introduced measures to improve housing supply as detailed in Box 2.2.

2 - 10	Budget Statement 2011-12

Box 2.2: NSW Housing Supply

*	2010-11 based on the three quarters to March, annualised
The total number of new dwelling completions has averaged 37,600 units per year since 1985, and reached a peak of around 50,000 units in 1999-00. In the three financial years to 2009-10, completions declined to very low levels and averaged just 26,000 units per year.
•	The number of detached house completions has averaged 23,000 since 1985. After reaching a low of 13,300 in 2007-08, the number of completions has increased but remains at low levels.

•	The number of non-detached dwelling units has averaged 14,500 since 1985. After reaching a high of 24,000 in 2004-05, the number of completions has declined to a low of 9,600 in 2009-10.
The decline in housing completions in New South Wales is in part a consequence of macroeconomic drivers affecting the Australian housing market. These include employment, interest rates, consumer confidence and the availability of finance to developers. There has been a relative decline in supply in New South Wales compared with other States, however, suggesting that microeconomic factors, including the State’s planning system and land release settings, have also had an adverse impact on housing supply.
The State Government is undertaking a number of reforms to increase the supply of homes, thereby also improving housing affordability for all home buyers over time. These measures include:
•	limiting transfer duty exemptions to first home buyers purchasing only newly constructed homes (including ‘off the plan’), from 1 January 2012 (see Chapter five for further details)

•	expanding the Home Builder’s Bonus, meaning people aged 55 and over who buy a newly built home costing up to $600,000 will not pay stamp duty on the purchase

•	developing a new planning system, by consulting with the community and stakeholders before drafting a Green Paper to outline policy options

•	extending the reduction in State Infrastructure Contributions for six months, allowing a review of State Infrastructure Contributions and related issues

•	abolishing the Torrens Assurance Levy ad valorem on the registration of land transfers

•	in line with Government priorities, Landcom releasing 10,000 lots over the four years to 2015 in Western Sydney.
Housing supply is a complex issue and will require ongoing monitoring and policy development. This will include considering measures arising from the Council of Australian Governments Housing Supply and Affordability Agenda and recent research by the Productivity Commission into planning, zoning and development assessment.

Budget Statement 2011-12	2 - 11

Business Investment
Business investment recorded modest gains in 2010-11 although conditions are mixed across sectors. Engineering construction increased by 10.6 per cent over the first three quarters of 2010-11, driven by strong mining sector investment. Non-residential building investment increased by 3.9 per cent as an emerging recovery in commercial and industrial activity was partially offset by the unwinding of activity associated with the private school component of the Building the Education revolution (see Chart 2.3, right hand panel).
By contrast, machinery and equipment investment has been subdued, offsetting most of the gains in construction. This partly reflects the lull after the pull-forward in demand related to tax concessions in 2009, but also a subdued retail sector and the impact of a high Australian dollar on the NSW manufacturing, service export and import competing sectors.
Mining sector investment (which now exceeds manufacturing sector investment in New South Wales) is expected to rise strongly over the next two years, benefiting from continuing strong global demand for non-rural commodities, particularly thermal coal. There is a substantial pipeline of heavy industry engineering construction work yet to be done, as shown in the left panel of Chart 2.3. The ABS capital expenditure survey is pointing to strong growth in mining investment in 2011-12.
Chart 2.3: Construction Pipeline — Engineering and Non-residential
Note: 4 quarter moving sum
Sources: ABS 8731.0 and 8762.0
While New South Wales is less directly affected by commodity markets than more resource intensive states, it benefits from the increase in national income and resource sector demand for NSW services and manufactures.

2 - 12	Budget Statement 2011-12

The broader business investment outlook for New South Wales is generally positive with business surveys reporting above historical average levels of capacity utilisation and around average levels of business confidence. Growth in NSW commercial loan approvals has also improved recently, indicating that business deleveraging and some of the lending constraints evident during the Global Financial Crisis (GFC) are moderating (see Chart 2.4).
Both non-residential investment (which includes engineering construction and non-residential building) and machinery and equipment investment are expected to recover in 2011-12 and 2012-13.
Chart 2.4: Business Capacity Utilisation and Commercial Finance Commitments
Note: Capacity utilisation 4 quarter moving average
Sources: NAB and ABS 5671.0
Public Final Demand
After a strong increase in 2009-10 due to fiscal stimulus, growth in public final demand moderated in 2010-11. While NSW state funded capital spending will increase in 2011-12 and 2012-13, public sector capital spending in total will act as a drag on growth in 2011-12 and 2012-13 reflecting the waning of Economic Stimulus spending.. Chart 2.5 highlights the contribution to NSW state final demand from public sector demand expected over the forecast period.

Budget Statement 2011-12	2 - 13

Chart 2.5: Contributions to Growth in Real State Final Demand
Source: ABS 5206.0 and Treasury
Net Exports
Net exports of goods and services are expected to detract from GSP growth in 2010-11, but less so over the forecast horizon, as export growth strengthens and import growth slows, albeit remaining robust. New South Wales is also expected to benefit from positive contributions from interstate trade with strong demand from resource-intensive states for NSW services and manufactures.
Non-rural commodity exports are estimated to have increased by 26 per cent in nominal terms over the first three quarters of 2010-11, led by a 31.2 per cent increase in coal exports as a result of higher coal prices and export volumes. Ongoing strong global demand combined with an expansion of coal mining and export capacity is expected to underpin growth in export volumes over the next two years. Annual contract prices2 in US dollar terms for thermal coal have been settled around 30 per cent above the 2010-11 contract price. The combination of elevated export prices and subdued import prices is expected to result in New South Wale’s terms of trade remaining at a high level over the next two years.

[2]	For Japanese finacial year 2011-12 (April 2011 to March 2012)

2 - 14	Budget Statement 2011-12

Rural exports are expected to be strong in 2010-11 and over the next two years, in line with the outlook for farm production. Despite some crop losses and quality downgrades due to heavy summer rains, New South Wales is estimated to have had a record level of crop production in 2010-11, an increase of 95 per cent on 2009-10. ABARES is forecasting NSW winter crop production for 2011-12 to be well above normal production levels, albeit less than the record level in 2010-11. Forecasts for 2012-13 assume a return to normal seasonal conditions.
Manufactured goods exports are estimated to have increased by 6.2 per cent in nominal terms over the first three quarters of 2010-11, but future growth is expected to be constrained by the high Australian dollar.
Service exports are expected to remain subdued over the next two years, weighed down by a high Australian dollar and changes to migration rules for international students. International student enrolments in New South Wales fell in 2010 and have continued to decline so far in 2011. By contrast, overseas visitors to New South Wales increased in 2010 and have remained firm in 2011.
Merchandise import volumes increased by a strong 12.9 per cent over the first three quarters of 2010-11 but appear to have moderated in recent months, partly due to disruptions resulting from the natural disasters in Japan. Firming household consumption growth, particularly from 2012-13, and a broadening of the business investment recovery, along with the high Australian dollar are expected to drive robust growth in merchandise imports over the next two years. As a major gateway for national imports, NSW merchandise imports are also expected to be boosted by strong demand in other states.
Service imports are expected to have grown strongly in 2010-11 and remain strong over the next two years as the high Australian dollar lowers the relative price of overseas travel.
Labour Market
The labour market strengthened considerably over 2010 but employment growth has moderated in 2011. Employment grew by an above trend rate of 3.1 per cent in 2010-11, driven by strong growth in full-time employment. Part-time employment growth has moderated following the pick-up in 2008-09, when some employees reduced hours worked and switched to part-time employment.

Budget Statement 2011-12	2 - 15

Trend employment has declined since early 2011 as shown in Chart 2.6. A slowing in employment would be in line with the recent slowing in economic activity, as has been the case nationally. However, the extent of the slowing in NSW employment is likely to have been exaggerated by flood repairs in Queensland, which has seen NSW tradespeople temporarily move to Queensland. Employment is expected to grow at a slightly below trend rate of 1 per cent in 2011-12 in year average terms. However, in line with the expected increase in economic activity, employment growth is expected to lift over the course of 2011-12 and employment is expected to grow strongly by 1 3/4 per cent in 2012-13.

Chart 2.6:	Cumulative Change in NSW Employment and Average Hours (from peak in May 2008, trend)
Source: ABS 6202.0
Trend average hours worked declined in 2010-11 for the third consecutive year and remain below their peak reached in mid-2008. This is despite the strong growth in full-time employment, indicating that there remains a degree of underemployment in the labour market. A recovery in average hours worked is expected over the next two years.

2 - 16	Budget Statement 2011-12

Chart 2.7: Employment by Industry — Contribution to Total Employment

Source:	ABS 6291.0.55.003 and NSW Treasury. Household Services includes: Public Administration and Safety; Education and Training; and Health Care and Social Assistance. Business Services includes: Rental, Hiring and Real Estate Services; Professional, Scientific and Technical Services; and Administrative and Support Services.
During 2010-11 employment growth was strongest in utilities, mining, business services, education, transport and health. As shown in Chart 2.7, household and business services contributed the most to employment growth. Employment declined in manufacturing, construction, communications, public administration and recreation.
The labour force participation rate increased in 2010-11 and is expected to increase modestly over the next two years. Prime working age participation increased during 2010-11 as the economy recovered but remains below earlier peaks. Older workers continued to increase their participation during 2010-11, while youth participation declined.
The unemployment rate averaged 5.1 per cent in 2010-11, down from 5.7 per cent in 2009-10. In the near term the unemployment rate is expected to rise slightly above the July 2011 level of 5.2 per cent, before declining again. In year average terms, however, it is expected to be stable at around 5 1/4 per cent over the next two years.
Wages
Wages growth increased in 2010-11 in response to firming labour market conditions in 2010. The NSW Wage Price Index (WPI) grew by 3.8 per cent in 2011-12, which is above its long run average of 3.6 per cent and around levels reached before the 2008-09 economic slowdown. This has been driven by a recovery in private sector wages amidst continued strong growth in public sector wages of 3.7 per cent.

Budget Statement 2011-12	2 - 17

Wages growth is expected to increase to 4 per cent over the next two years as the labour market and capacity utilisation gradually tighten. However, the pressure on wages and inflation is expected to be less than implied by the unemployment rate with broader measures of labour underutilisation, including average hours worked, indicating higher levels of spare capacity. The Government’s strengthened wages policy should assist in moderating increases in public sector wages growth. The NSW general government sector represented around 12 per cent of total employment in the State during 2009-10, hence moderation in NSW public sector wages will have only a small impact on total state wages growth.
Inflation
As measured by through the year growth in Sydney’s Consumer Price Index (CPI), inflation picked up significantly in the June quarter 2011 to 3.8 per cent, reflecting a number of temporary price effects. Flooding and Cyclone Yasi caused a sharp rise in fruit and vegetable prices and petrol prices have increased. The increase in the tobacco excise also added to the CPI increase. Sydney’s CPI is expected to moderate to 2 1/2 per cent through the year to June 2012 as these temporary price effects unwind.
In 2012-13 underlying CPI inflation is expected to increase to around 3 per cent as capacity utilisation increases and the disinflationary effects of the stronger Australian dollar fade. The Sydney CPI is expected to increase by around 3 3/4 per cent through the year to the June quarter 2013, with the introduction of the carbon tax expected to contribute around 3/4 of a percentage point to the increase in that year.
Medium-Term Outlook
Forecasts are provided for the Budget year and 2012-13 while projections are made for 2013-14 and 2014-15 based on historical recoveries from economic downturns (see Table 2.3).
Table 2.3: Economic Projections for 2013-14 and 2014-15
Year average per cent change, unless otherwise indicated

Gross state product	3
Employment	1	1/4
Sydney CPI	2	1/2
Wage price index	3	1/2
The 2011-12 Budget follows the methodology used in the last two Budgets. In keeping with the experience from previous cycles, this methodology assumes that after a period of below-trend growth the economy will experience a period of above-trend growth to return the economy to its potential level.

2 - 18	Budget Statement 2011-12

The Australian and NSW economies have had a consistent recovery path out of recent economic downturns, with acceleration to above-trend growth as business brings underutilised capacity back on line.
NSW output growth during the projection years is 3 per cent, slightly above its long-term trend of 2 3/4 per cent (see Chart 2.8).3 Given the shallowness of the recent downturn, the NSW economy is not expected to grow as far above trend as recoveries in past cycles.
Chart 2.8:Growth in NSW GSP — Deviation from Trend

Source:	ABS 5220.0 and Treasury
2.4 Risks to the Economic Outlook
Budget estimates rely on assumptions, forecasts and assessments for the economy and other factors made at the time the Budget is prepared. The degree of uncertainty surrounding this Budget outlook is higher than normal given the recent increase in risks to the global outlook and instability in global financial markets.

[3]	The trend growth rate for the NSW economy is defined, in this context, as the average growth rate of NSW gross state product over the full period of published data (the 21years from1989-90 to 2009-10).

Budget Statement 2011-12	2 - 19

Global Risks
Sovereign Debt
Significant sovereign debt concerns remain, especially in the Euro zone. Reflecting these concerns, credit ratings have been downgraded and bond spreads remain elevated in EU/IMF assisted countries (Greece, Ireland and Portugal) and also some larger countries (Italy and Spain). The major risk now is that a disorderly debt restructure in a Euro country would adversely impact European banks and significantly heighten risk aversion globally. This would have potential contagion effects for other banks and sovereigns both within the Euro zone and the rest of the world. The July 2011 measures announced by European leaders did not appear to alleviate concerns about contagion effects to Italy and Spain. In August the ECB commenced purchasing bonds of these large countries. It remains a possibility that concerns will continue to disrupt global financial markets over the short to medium term.
While the United States avoided debt default by Congressional agreement to raise the nation’s debt ceiling, medium term concerns remain about the sustainability of public debt levels in the United States. The downgrading of the United States AAA credit rating by Standard and Poor’s on 5 August 2011 reflected the financial risks surrounding the fiscal position of the United States and the trajectory of its debt levels.
The recent intensifying of Euro area sovereign debt concerns and the downgrading of the United States AAA credit rating occurred at the same time as the global growth outlook had deteriorated — particularly in the United States and Euro zone. Recent partial data suggests that global growth has continued to slow into the third quarter of 2011.
If sovereign debt issues remain unresolved, volatility in global financial markets could persist through 2011. This financial instability would further impact economic growth, especially in the North Atlantic economies. Global business and consumer confidence would be affected and Australia would not be immune, as evidenced by financial market volatility in early August. If this turns out to be the case, the current soft patch in the NSW economy would last for longer and could intensify, with weaker consumer spending, a softer housing market and weaker than expected business investment.
Also of concern is the risk that high levels of government debt and the consequent need for fiscal restraint over the medium term will inhibit future policy responses in many North Atlantic economies and leave them unable to respond effectively to new shocks.

2 - 20	Budget Statement 2011-12

Rising Inflation Pressures in Emerging Economies
Inflation and asset price pressures have been building in emerging economies, including China. Uncertainty remains around the ability of policymakers to achieve a soft landing in these economies as they attempt to control these rising pressures. There is a risk that policy could go too far and slow the Chinese economy more than expected, weighing on global activity and commodity markets, with a particularly strong flow on effect to the Australian economy.
A Delayed Recovery in Japan
In Japan, activity is recovering and global supply chain disruptions are easing following the natural disasters. However, uncertainty remains around the speed and strength of the Japanese recovery. Given the size of the Japanese economy, its importance to global supply chains, and as a major trade destination for Australia and New South Wales, any delay in Japan’s recovery would weigh on global and domestic growth.
Rising Oil Prices
Increased unrest in the Middle East and North Africa could raise oil prices further, which would dampen global growth and intensify global inflationary pressures.
Domestic Risks
Consumer Behaviour
The outlook for household consumption is one of the main domestic uncertainties in the economic outlook. The household saving ratio has risen strongly in recent years. Households have adjusted their behaviour following a lengthy period where consumer spending grew more rapidly than incomes after consumer financial deregulation. It remains to be seen whether the household saving ratio continues to rise in the medium term, stabilises at around current levels or returns to lower levels. The forecasts assume that the saving ratio will rise further in 2011-12 before stabilising in 2012-13.
Another significant risk is that the more recent decline in consumer confidence to below-average levels is sustained and translates into slower consumer spending. Unlike the GFC-inspired decline in consumer confidence, which was quickly reversed following a large and rapid easing in monetary policy and fiscal policy, the current decline may take some time to reverse given current restrictive fiscal and monetary policy settings.

Budget Statement 2011-12	2 - 21

Strong Domestic Demand
An upside risk is that consumers become less cautious in their spending amidst strong mining-sector led investment growth in the economy and an improvement in global prospects as 2011 unfolds. This would see an earlier re-emergence of capacity constraints, putting upward pressure on wage growth and inflation. In that case, monetary policy would be expected to be tightened, and growth, while stronger in the short term, may be weaker in 2012-13 and beyond.

2 - 22	Budget Statement 2011-12

Chapter 3: Budget Position
•	The Budget result for 2011-12 is forecast to be a deficit of $718 million.

•	The Budget will be in surplus in 2012-13, 2013-14 and 2014-15, averaging $200 million per annum.

•	Budget results in 2009-10 and 2010-11 were boosted significantly by the required accounting treatment of the Australian Government Economic Stimulus payments. These payments are recognised as revenue but the associated capital expenditure is not recognised in the Budget result.

•	Excluding the impact of Economic Stimulus, there was a Budget deficit of $895 million in 2009-10 and a surplus of $164 million in 2010-11.

•	The net lending result is forecast to improve significantly from a $4 billion deficit in 2011-12 to a $1.1 billion deficit in 2014-15.

•	Expenses are forecast to increase at an average of 4.2 per cent per year over the next four years or 4.5 per cent after excluding Economic Stimulus.

•	Revenues are forecast to increase at an average of 3.7 per cent over the next four years or 4.5 per cent after excluding Economic Stimulus.
3.1 Introduction
The Budget Papers focus on the financial and service delivery performance of the general government sector. This sector typically delivers public services or acts as a regulator of private sector activity.
Outside the general government sector, public trading enterprises (PTE) and public financial enterprises (PFE) operate more commercially focused activities such as electricity and water supply and public transport. The Budget result takes PTE and PFE agencies into account, through dividends and tax equivalents revenue along with any subsidies to these agencies.
The Operating Statement of the general government sector is set out in Table 3.1 and highlights:
•	The Budget result or net operating balance which reports the difference between the full recurrent costs of general government service delivery in the financial year, including depreciation of fixed assets, and the revenues earned in the year to fund those services.

•	The net lending result reports the impact of both recurrent and capital activities of the general government sector and their impact on net financial liabilities.
The Operating Statement also reports operating and comprehensive results. The comprehensive result shows the impact of activities undertaken and any revaluations occurring during the year on the net worth of the general government sector.

Budget Statement 2011-12	3 - 1

In accordance with normal budget practice, the estimates do not include the impact on the Budget of any future business asset transactions.
The annual Budget is framed around government policy and priorities as well as economic and other parameters for the short and medium-term. Differences between the underlying assumptions and actual outcomes represent risks that may vary anticipated Budget outcomes. The risks may be economic, policy or demand driven and include unforeseen events such as natural disasters.
3.2 Budget Position for 2011-12
The Budget result for 2011-12 is expected to be a deficit of $718 million compared with the surplus in 2010-11. The 2010-11 result reflects a net benefit of $1.1 billion in the Economic Stimulus payments from the Australian Government.
Excluding the impact of stimulus payments, the Budget result in 2011-12 is expected to be a deficit of $809 million compared with a surplus of $164 million in 2010-11.
The Budget result in 2010-11 was also significantly improved by a range of favourable variances that have little impact on the ongoing costs of government service delivery. These include timing differences (expenses originally budgeted for 2010-11 were incurred in earlier or later years), accounting adjustments (reclassification of expenses to equity) and revaluations (actuarial review adjustments).
Expenses in the June quarter were lower, as a percentage of annual expenses, than in recent years.
A detailed analysis of variances between the 2010-11 estimated actual results and original budget is set out in Appendix C.
Revenue
Total revenue for 2011-12 is estimated to be $59 billion. This is an increase of $2 billion or 3.4 per cent over the 2010-11 estimated actual.
Taxation revenue is expected to increase by $307 million to $20.6 billion in 2011-12, an increase of 1.5 per cent. Increases in payroll tax and land tax revenue are offset by lower transfer duty.
General purpose grants are estimated to rise $1.3 billion to $15.2 billion in 2011-12, an increase of 9.4 per cent due to an increase in the GST pool and a favourable movement in the State’s relativity.

3 - 2	Budget Statement 2011-12

Funding for National Partnerships is expected to rise 5.6 per cent to $4.5 billion in 2011-12 due to additional funding for the Nation Building for the Future program. This will be offset by a decrease of more than $1 billion due to the winding down of stimulus payments.
Revenue from sales of goods and services is expected to increase $173 million or 3.7 per cent over 2010-11. This increase relates mainly to additional fees for the Land Titles Office, Commonwealth revenue for high cost drugs (where there are generally offsetting expenses) and improved NSW Self Insurance Corporation’s insurance recoveries.
Dividends and income tax equivalent payments are expected to decrease by $224 million or 11 per cent in 2011-12. Payments from electricity generators are estimated to decrease by $153 million or 41.4 per cent following the electricity transactions in 2010, whilst payments from other sectors are estimated to decrease by $71 million or 4.3 per cent
Fines and regulatory fees are estimated to increase by $92 million to $3.7 billion in 2011-12.
For a comprehensive discussion of revenue estimates, see Chapter 5.
Expenses
Total expenses are estimated to be $59.7 billion in 2011-12, which is $3.9 billion or 7.1 per cent higher than the revised 2010-11 estimate.
The expense growth in 2011-12 is driven by a combination of the overhang of previous government policies (for example the Solar Bonus Scheme and the early payment of budgeted rail grants in 2009-10) and the early stages of measures to exert control on spending.
Employee expenses in 2011-12 are estimated to increase by 6.6 per cent ($1.6 billion) in 2011-12. The growth in employee expenses is a function of increases in wage rates, employee numbers and workforce pay-grade creep.
Wage agreements covering around half of all general government sector employees are due to be renegotiated in 2011-12. This includes TAFE and school teachers, health workers, police officers and salaried public servants. While the cost of future wage agreements is expected to be constrained to 2.5 per cent consistent with the Government’s wages policy, existing wage agreements are likely to increase employee expenses by more than 2.5 per cent should offsets not be achieved.
A number of agencies are expected to increase full time equivalent employee (FTE) numbers in 2011-12 (as set out in Budget Paper No. 3 Budget Estimates), including Department of Health,

Budget Statement 2011-12	3 - 3

Department of Education and Communities and the Department of Family and Community Services.
The 2.8 per cent increase in FTE numbers in Health reflects an increase in activity and also the introduction of higher nurse to patient ratios. Activity is projected to grow by 2 per cent for emergency department attendances, 1.4 per cent for overnight weighted separations and 6.3 per cent for rehabilitation and extended care separations.
The 2.5 per cent increase in FTE numbers in Education and Communities reflects the impact of Australian Government national partnerships funding, raising the school leaving age, increasing school students numbers (particularly in early years), final year impact of the previous government’s policies (such as Best Start) and election commitments of the new government.
The 1.6 per cent increase in FTE numbers in Family and Community Services reflects the increase in support to the Child Support Helpline as well as the increased need for legal services for children and young people in child protection and out of home care.
In addition, employee expenses have been impacted by a sharp increase in the actuarial estimate for workers compensation claims in 2011-12 and a reassessment of outstanding claims in forward years, arising principally from the Police Death and Disability Scheme.
Interest expenses are estimated to increase by $261 million or 14.3 per cent reflecting the increase in borrowings since 2010, the need for partial debt funding of the general government infrastructure program and changes in accounting treatment of long term rentals and finance lease charges.
Depreciation and amortisation expenses are expected to increase by $238 million or 8.4 per cent in 2011-12. This reflects the significant growth and renewal of building and ICT assets in schools under the Building Education Renewal program, Connected Classrooms and other major reforms as well as the acquisition of new transport assets.
With the expected improvement in financial management practices, the Treasurer’s Advance has been reduced to $150 million in 2011-12 from the $300 million provided in budgets in recent years. This will provide for only the most urgent unforeseen expenses that arise in the Budget year.

3 - 4	Budget Statement 2011-12

Current grants and other transfers are estimated to increase by $734 million or 8.2 per cent in 2011-12. The increase flows from both Commonwealth and State initiatives. National Partnership funding from the Commonwealth Government provides additional grants for Child Care programs, Smarter Schools and industry training, and also for expanding community care, aged care and Indigenous Housing. State initiatives include increased grants and contract payments for transport services, grants to Local Government for road maintenance and grants provided from the Climate Change Fund associated with the former Government’s Solar Bonus Scheme.
Other operating expenses are estimated to increase by $1 billion or 8.2 per cent. The growth in operating expenses primarily reflects the growth in Commonwealth specific purpose payments, increased electricity costs, State initiatives including election commitments and an anticipated increase in insurance claims flowing from recent natural disaster damage.
Further information on expense trends and budget initiatives is provided in Chapter 4. For details of general government agency level activity and expenses, see Budget Paper No. 3 Budget Estimates.
Impact of Economic Stimulus
The Budget results presented above are significantly influenced by Economic Stimulus payments provided by the Australian Government in response to the economic downturn in 2008-09. In particular, while funding received for school building projects was accounted for as revenue, the associated spending is recorded as capital expenditure which affects net lending but not the Budget result. This significantly improved the Budget result in 2009-10 and 2010-11 but has no impact on underlying state finances, as reflected in net lending, net debt and net financial liabilities.
A comparison of the headline Budget result and the result adjusted for stimulus payments is shown in Chart 3.1.

Budget Statement 2011-12	3 - 5

Chart 3.1: Budget Results 2008-09 to 2014-15

3.3 Budget Position to 2014-15
Budget Result
After recording a deficit of $718 million in 2011-12 the projected Budget result is expected to improve to an average surplus of $200 million over the following three years.
Revenue
Total revenue is estimated to rise by an average of 3.7 per cent per annum over the four years to 2014-15, or 4.5 per cent after excluding the impact of Economic Stimulus payments.
Taxation revenue is expected to increase by an average of 5.1 per cent per annum over the Budget and forward estimates period.
General purpose grants are projected to increase by an average of 6.4 per cent per annum.
The NSW share of the national GST pool increases slightly in 2011-12 and further small increases are expected to 2013-14. Going forward, the State’s GST relativity is expected to decline towards long run average levels as the relative economic performance of NSW returns to levels more consistent with historical trends.

3 - 6	Budget Statement 2011-12

Other Australian Government grants are expected to decrease by an average of 2.6 per cent per annum. While Australian Government funding under National Agreements is expected to increase by 4.3 per cent per annum, National Partnership funding will fall by more than 18.5 per cent per annum as stimulus payments wind down.
Dividends and income tax equivalent revenues are projected to grow by an average of 1.8 per cent per annum. Recent changes in the electricity industry have lead to significant variations in dividends and tax equivalents over the forward years.
For a comprehensive discussion of revenue estimates, see Chapter 5.
Expenses
Total expenses are forecast to increase at an average 4.2 per cent per annum over the four years to 2014-15, or 4.5 per cent after excluding the impact of spending associated with Economic Stimulus payments.
Employee-related expenses are estimated to increase by an average of 3.7 per cent per annum, reflecting the Government’s 2.5 per cent wages policy. The increase over 2.5 per cent is a result of legacy wage awards as well as the impact of additional frontline service workers including 2,475 nurses, 900 additional teachers and an increase of authorised police numbers by 150 over 2011-12 and a further 400 officers by June 2014.
Interest expenses are estimated to increase by 14.3 per cent in 2011-12, being largely influenced by changes in the accounting treatment of long term rentals and finance lease charges. Average increases of 5.1 per cent per annum from 2011-12 to 2014-15 are in line with the growth in borrowings to partially fund the general government capital program.
Recurrent grants are estimated to increase by 8.2 per cent in 2011-12 due mainly to the continuation of Commonwealth and State initiatives. Grants are estimated to fall back to an average of 2.5 per cent per annum from 2011-12 to 2014-15 with the wind down in stimulus payments.
Capital grants are estimated to remain at 2010-11 levels in 2011-12, increasing by only 1.1 per cent to $2.5 billion. From 2012-13 capital grants are estimated to increase progressively, reaching $3.5 billion in 2014-15 reflecting a ramping up of rail capital works funding.
For a comprehensive discussion of expense estimates, see Chapter 4.

Budget Statement 2011-12	3 - 7

Table 3.1: General Government Sector Operating Statement

	2009-10	2010-11		2011-12	2012-13	2013-14	2014-15
			Est.
	Actual	Budget	Actual	Budget	Forward estimates
	$ m	$ m	$ m	$ m	$ m	$ m	$ m

Revenue from Transact ions
Taxation	19,129	20,194	20,251	20,558	21,989	23,317	24,746
Grants and Subsidies
- Commonwealth general purpose	13,419	14,827	13,900	15,205	16,250	17,158	17,823
- Commonwealth national agreements	6,554	6,817	6,860	6,806	7,163	7,518	8,122
- Commonwealth national partnerships	6,367	4,456	4,215	4,452	3,708	2,744	1,863
- Other grants and subsidies	643	641	642	585	683	858	802
Sale of goods and services	4,316	4,584	4,684	4,857	5,055	5,200	5,389
Interest	322	325	484	533	359	386	407
Dividend and income tax equivalents from other sectors	2,037	1,705	2,039	1,815	2,288	2,297	2,192
Other dividends and distributions	285	347	391	529	425	448	474
Fines, regulatory fees and other	3,256	3,774	3,594	3,686	3,982	4,055	4,223
Total Revenue	56,328	57,669	57,059	59,026	61,902	63,982	66,043

Expenses from Transact ions
Employee	23,073	24,693	24,426	26,034	26,455	27,086	28,195
Superannuation
- Superannuation interest cost	951	867	835	845	982	985	995
- Other superannuation	2,120	2,206	2,210	2,271	2,250	2,356	2,449
Depreciation and amortisation	2,769	3,045	2,818	3,056	3,240	3,410	3,593
Interest	1,653	1,953	1,826	2,087	2,141	2,281	2,423
Other property	1	1	1	—	—	—	—
Other operating (a)	11,588	12,481	12,282	13,291	13,970	14,215	14,320
Grants and transfers
- Current grants and transfers	7,987	8,605	8,905	9,639	9,783	10,200	10,379
- Capital grants and transfers	5,197	3,045	2,494	2,521	2,789	3,293	3,537

Total Expenses	55,339	56,896	55,795	59,744	61,610	63,826	65,891

BUDGET RESULT — SURPLUS/(DEFICIT)
[Net Operating Balance]	989	773	1,264	(718)	292	156	152

3 - 8	Budget Statement 2011-12

Table 3.1: General Government Sector Operating Statement (cont)

	2009-10	2010-11		2011-12	2012-13	2013-14	2014-15
			Est.
	Actual	Budget	Actual	Budget	Forward estimates
	$ m	$ m	$ m	$ m	$ m	$ m	$ m
Other economic flows included in the operating result
Gain/ (Loss) from superannuation	—	—	—	—	—	—	—
Gain/ (Loss) from other liabilities	(238)	69	16	225	(24)	(5)	(3)
Other net gains/ (losses)	874	493	54	326	578	487	482
Share of earnings from Associates (excluding dividends)	173	47	153	(91)	39	36	29
Dividends from asset sale proceeds	—	188	3,406	12	—	—	—
Deferred income tax from other sectors	—	169	(252)	57	(519)	36	26
Other	835	—	—	—	—	—	—
Other economic flows included in the operating result	1,644	966	3,377	529	73	554	534
Operating result (accounting basis)	2,633	1,739	4,641	(189)	366	710	686
Other economic flows — other non owner movements in equity
Superannuation actuarial gains/ (loss)	(3,156)	1,401	447	3,358	(551)	(238)	(270)
Revaluations	5,476	2,170	1,060	3,324	3,144	3,050	3,219
Net gain/ (loss) on equity investments in other sectors	5,709	1,045	3,953	857	1,370	3,441	3,526
Net gain/ (loss) on financial instruments at fair value	—	—	—	—	—	—	—
Other	88	—	155	(107)	2	(58)	(67)
Other economic flows — other non owner movements in equity	8,117	4,615	5,614	7,431	3,966	6,196	6,410
Comprehensive result — total change in net worth	10,750	6,354	10,256	7,242	4,331	6,906	7,096

KEY FISCAL AGGREGATES

Comprehensive result — total change in net worth	10,750	6,354	10,256	7,242	4,331	6,906	7,096
Less: Net other economic flows	9,761	5,581	8,991	7,960	4,039	6,750	6,944

Net operating balance	989	773	1,264	(718)	292	156	152

less Net acquisition of non-financial assets
Purchase of non-financial assets(a)	7,033	7,138	6,537	6,693	6,577	5,755	4,985
Sales of non-financial assets	(671)	(560)	(283)	(635)	(742)	(406)	(450)
less Depreciation	(2,769)	(3,045)	(2,818)	(3,056)	(3,240)	(3,410)	(3,593)
plus Change in inventories	(11)	1	5	(4)	8	(13)	3
plus Other movements in non-financial assets
- assets acquired using finance leases	244	539	510	148	161	729	192
- other	(109)	(33)	299	123	88	104	81
equals Total Net acquisition of non-financial assets	3,717	4,040	4,250	3,268	2,852	2,759	1,218

equals Net Lending/ (Borrowing) [Fiscal Balance]	(2,728)	(3,267)	(2,986)	(3,986)	(2,560)	(2,603)	(1,066)

OTHER AGGREGATES
Capital Expenditure (b)	7,278	7,677	7,047	6,841	6,738	6,484	5,177

(a)	Includes Treasurer’s Advance.

(b)	Capital expenditure comprises purchases of non-financial assets plus assets acquired using finance leases. See table 3.2 for the impact of Australian Government funding
Net Lending Results to 2014-15
The net lending result is expected to improve from a deficit in 2011-12 of $4 billion to a deficit of $1.1 billion by 2014-15. This improvement reflects a significant increase in the underlying operating result and occurs notwithstanding decreasing Commonwealth funded infrastructure spending.

Budget Statement 2011-12	3 - 9

3.4 Capital Expenditure
In 2011-12, capital expenditure in the general government sector will total $6.8 billion.
In the four years to June 2015, capital expenditure in the general government sector is expected to total $25.2 billion, an increase of 4 per cent or $962 million compared with the previous four year period.
The General Government Sector capital expenditure program for the next four years incorporates a significant component of projects funded by the Australian Government, principally road projects under the Building Australia Fund and Nation Building initiatives.
A new transport funding agreement is to be negotiated with the Australian Government for 2014-15, which could be expected to result in additional Australian Government funded expenditure. Pending this agreement, there is a reduction in Australian Government funded road projects in the forward estimates.
Table 3.2, highlights the State and Australian Government funded components of the General Government sector capital program.
The trend in the State funded program is affected by the completion of the Royal North Shore Hospital redevelopment in 2013-14 which, as a public private partnership arrangement, is brought to account as an asset in the year of completion.
Table 3.2: General Government Sector Infrastructure Investment

	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15
				Est.
	Actual	Actual	Actual	Actual	Budget	Forward estimates
	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m

State Funded Program
State Funded Program excluding RNSH redevelopment	3,997	4,118	4,092	4,256	4,334	4,568	4,617	4,588
Royal North Shore Hospital redevelopment PPP	—	—	—	—	—	—	650	22
Australian Government Funded Program
Fiscal Stimulus	—	48	1,928	1,088	221	—	—	—
Other[a]	692	1,098	1,258	1,703	2,286	2,170	1,217	567

Total General Government Capital Expenditure	4,689	5,264	7,278	7,047	6,841	6,738	6,484	5,177

(a)	Principally comprises road projects including Pacific Highway, Hume Highway and Hunter Expressway.
In the next four years the government will be funding, through capital grants from the Budget, major transport projects delivered by agencies in the PTE sector, principally Rail Corporation NSW (RailCorp). This includes the South West Rail Link and North West Rail link.
Table 3.3 below shows the combined impact of State funded capital expenditure in the general government sector and public transport capital expenditure in the PTE sector. This measure demonstrates the direct state commitment to infrastructure. In the four years to June 2015, state funded capital expenditure is expected to total $29.5 billion (excluding the Royal North Shore

3 - 10	Budget Statement 2011-12

Hospital redevelopment), an increase of 28 per cent compared with the previous four year period.
Table 3.3: State Funded General Government and Public Transport Infrastructure Investment

	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15
				Est.
	Actual	Actual	Actual	Actual	Budget	Forward estimates
	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m

State Funded General Government Program
State Funded Program excluding RNSH redevelopment	3,997	4,118	4,092	4,256	4,334	4,568	4,617	4,588

Transport PTE Capital Expenditure
Rail	974	1,069	1,789	1,430	1,792	1,883	2,720	2,811
Other Public Transport PTEs	302	251	316	463	537	564	620	475
Total Public Transport PTE Capital Expenditure	1,276	1,320	2,105	1,893	2,329	2,447	3,340	3,286

Total	5,273	5,438	6,197	6,149	6,663	7,015	7,957	7,874

Chart 3.2, below, demonstrates the trend in state funded general government and public transport infrastructure. As with table 3.3 above, it excludes the distortive impact of the Royal North Shore Hospital redevelopment.
Chart 3.2: State Funded General Government and Public Transport Infrastructure Investment
For the details of the Government’s capital program, see Budget Paper No. 4 Infrastructure Statement.

Budget Statement 2011-12	3 - 11

3.5 Balance Sheet
Details of the assets and liabilities of the General Government sector are shown in Table 3.4. The key financial aggregates measuring the strength of State finances are net debt and net financial liabilities. Further details of assets and liabilities are shown in Chapter 7.
Net debt
Net debt is estimated at $7.9 billion in June 2011 and is expected to increase to $14.5 billion in June 2015. While the Budget is returning to surplus, a significant proportion of the record capital works program continues to be funded by debt, while additional capacity will be released by asset transactions announced by the Government.
For a discussion of the Government’s fiscal strategy and a comprehensive assessment of the performance against fiscal targets refer to Chapter 1.
Net financial liabilities
Net financial liabilities include the full range of general government sector financial obligations (including debt, unfunded superannuation liabilities, insurance liabilities and employee-related liabilities) less its financial assets (including cash and investments).
Net financial liabilities are estimated at $51.9 billion in June 2011 and are expected to increase to $57.8 billion in June 2015.
The increase in net financial liabilities reflects ongoing net lending deficits and changes in the valuation of superannuation liabilities in accordance with accounting standards. Further details are provided in Chapter 7.

3 - 12	Budget Statement 2011-12

Table 3.4: General Government Sector Balance Sheet

	June 2010	June 2011		June 2012	June 2013	June 2014	June 2015
	Actual	Budget	Est. Actual	Budget	Forward estimates
	$ m	$ m	$ m	$ m	$ m	$ m	$ m

ASSETS

Financial Assets
Cash and cash equivalent assets	3,071	2,901	8,365	3,709	3,463	3,358	3,283
Receivables	6,176	5,385	5,980	5,794	6,018	6,041	6,017
Tax equivalent receivables	286	220	407	249	279	281	232
Financial assets at fair value	6,824	7,587	7,533	8,453	9,710	10,594	11,406
Advances paid	905	1,122	891	1,071	1,250	1,270	1,282
Deferred tax equivalents	5,734	5,655	5,362	5,429	5,007	5,138	5,265
Equity
Investments in other public sector entities	78,912	77,421	83,859	84,534	85,887	89,204	92,622
Investment in associates	1,219	1,133	1,336	1,245	1,284	1,320	1,349
Other	—	—	—	—	—	—	—

Total Financial Assets	103,127	101,425	113,732	110,484	112,899	117,205	121,456
Non-financial Assets
Inventories	276	229	276	272	280	267	270
Forestry stock and other biological assets	7	7	9	9	9	9	9
Assets classified as held for sale	133	68	153	166	128	128	94
Investment properties	269	274	592	497	335	303	279
Property plant and equipment
Land and buildings	56,430	55,390	58,127	60,075	61,354	63,302	64,169
Plant and equipment	7,983	7,973	8,837	9,182	9,681	10,137	10,477
Infrastructure systems	58,690	58,028	60,490	64,637	68,891	72,243	75,301
Intangibles	1,245	1,126	1,425	1,578	1,568	1,498	1,500
Other	1,116	1,003	1,237	1,389	1,562	1,669	1,843

Total Non-financial Assets	126,149	124,098	131,146	137,805	143,809	149,557	153,942

Total Assets	229,276	225,523	244,878	248,289	256,708	266,762	275,398

LIABILITIES
Deposits held	76	57	1,378	1,211	1,068	944	838
Payables	3,739	3,207	3,937	3,922	4,038	4,046	4,122
Tax equivalent payables	19	35	47	—	—	—	6
Borrowings and derivatives at fair value	—	20	21	19	16	14	12
Borrowings at amortised cost	19,073	22,901	22,509	22,255	25,190	27,827	28,763
Advances received	811	861	770	823	880	859	837
Employee provisions	10,910	10,839	11,627	11,841	12,283	12,693	13,124
Superannuation provisions (a)	32,722	26,157	32,198	28,870	29,402	29,548	29,575
Deferred tax equivalent provision	796	748	660	648	664	679	706
Other provisions	5,717	5,712	6,108	6,203	6,377	6,567	6,826
Other	2,521	2,688	2,475	2,108	2,070	1,958	1,865

Total Liabilities	76,384	73,224	81,730	77,899	81,986	85,135	86,675

NET ASSETS	152,892	152,299	163,148	170,390	174,721	181,627	188,723

NET WORTH
Accumulated funds	24,768	26,918	32,569	35,920	35,858	36,483	37,027
Reserves	128,124	125,381	130,579	134,470	138,863	145,144	151,696

NET WORTH	152,892	152,299	163,148	170,390	174,721	181,627	188,723

OTHER KEY AGGREGATES
Net Debt(b)	9,160	12,228	7,889	11,074	12,731	14,422	14,479
Net Financial Liabilities	52,169	49,219	51,857	51,949	54,975	57,134	57,840

(a)	Superannuation liabilities are reported net of prepaid superannuation contribution assets.

(b)	Net debt comprises the sum of deposits held, advances received and borrowing, minus the sum of cash deposits, advances paid, and financial assets at fair value.

Budget Statement 2011-12	3 - 13

3.6 Cash Flow
The general government sector is expected to incur a cash deficit of $1 billion in 2010-11 which is a $751 million improvement on the Budgeted outcome. The improved cash result is more favourable than the change in the Budget result because:
•	the Budget result includes additional non-cash expenses relating to actuarial valuations of employee and superannuation liabilities

•	there are timing differences between cash and accrued dividends and tax equivalents.
After a deficit of $3.2 billion in 2011-12 the cash result is expected to strengthen to a small deficit of $263 million in 2014-15. The improving cash position is driven by an underlying improvement in the Budget position consistent with a modest recovery in economic activity and expenditure restraint.
The cash outcomes broadly mirror the growth in net debt, although net debt is also affected by unrealised valuation gains and losses on certain financial instruments.
Table 3.5 provides cash flow estimates for the general government sector cash flow statement.

3 - 14	Budget Statement 2011-12

Table 3.5: General Government Sector Cash Flow Statement

	2009-10	2010-11		2011-12	2012-13	2013-14	2014-15
			Est.
	Actual	Budget	Actual	Budget	Forward estimates
	$ m	$ m	$ m	$ m	$ m	$ m	$ m

Cash Receipts from Operating Activities
Taxes received	18,899	20,078	20,379	20,813	21,970	23,349	24,711
Receipts from sales of goods and services	4,570	5,054	5,170	4,995	5,440	5,440	5,689
Grants and subsidies received	26,976	26,769	25,429	27,056	27,845	28,240	28,590
Interest receipts	325	355	481	539	347	364	387
Dividends and income tax equivalents	1,854	1,873	2,045	2,022	1,977	2,249	2,274
Other Receipts	5,073	5,760	5,431	6,019	6,102	6,209	6,365

Total Operating Receipts	57,697	59,889	58,935	61,443	63,681	65,851	68,015

Cash Payments for Operating Activities
Payments for employees	(22,278)	(24,150)	(23,541)	(25,586)	(26,007)	(26,722)	(27,831)
Payments for superannuation	(2,939)	(3,007)	(3,123)	(3,087)	(3,251)	(3,432)	(3,687)
Payments for goods and services	(12,693)	(13,684)	(13,242)	(15,288)	(15,851)	(16,121)	(16,296)
Grants and subsidies paid	(11,032)	(10,096)	(9,620)	(10,092)	(10,202)	(10,943)	(11,245)
Interest paid	(1,105)	(1,385)	(1,230)	(1,471)	(1,498)	(1,586)	(1,663)
Other payments	(3,264)	(2,804)	(2,995)	(3,127)	(2,909)	(2,952)	(2,983)
Total Operating Payments	(53,311)	(55,125)	(53,750)	(58,651)	(59,718)	(61,757)	(63,704)

Net Cash Flows from Operating Activities	4,386	4,764	5,185	2,792	3,963	4,094	4,310

Net Cash Flows from Investments in Non-Financial Assets
Sales of non-financial assets	698	567	271	646	742	418	450
Purchases of non-financial assets	(7,071)	(7,116)	(6,489)	(6,636)	(6,588)	(5,883)	(5,023)

Net Cash Flows from Investments in Non-Financial Assets	(6,373)	(6,549)	(6,218)	(5,990)	(5,847)	(5,465)	(4,573)

Cash Flows from Investments in Financial Assets for Policy Purposes
Receipts	785	346	3,786	276	211	235	207
Payments	(301)	(227)	(158)	(342)	(576)	(95)	(64)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	484	119	3,627	(66)	(365)	140	143

Net Flows from Investments in Financial Assets for Liquidity Purposes
Receipts from sale/maturity of investments	331	24	524	16	18	20	95
Payments for purchases of investments	(1,243)	(347)	(896)	(696)	(560)	(495)	(478)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(912)	(323)	(372)	(680)	(543)	(475)	(383)

Cash Flows from Financing Activities
Advances received	—	—	—	80	80	—	—
Advances repaid	(53)	(49)	(53)	(54)	(52)	(53)	(55)
Proceeds from borrowings	3,015	5,973	3,375	3,684	3,177	2,317	1,190
Repayments of borrowings	(1,015)	(554)	(1,820)	(4,196)	(523)	(551)	(616)
Deposits received (net)	52	(5)	1,362	(169)	(144)	(125)	(107)
Other financing (net)	137	—	(36)	—	—	—	—

Net Cash Flows from Financing Activities	2,136	5,365	2,828	(654)	2,538	1,587	412

Net Increase/ (Decrease) in Cash held	(279)	3,376	5,050	(4,598)	(253)	(119)	(92)

Derivation of the Cash Result
Net cash flows from operating activities	4,386	4,764	5,185	2,792	3,963	4,094	4,310
Net Cash Flows from Investments in
Non-Financial Assets	(6,373)	(6,549)	(6,218)	(5,990)	(5,847)	(5,465)	(4,573)

Cash Surplus/ (Deficit)	(1,987)	(1,785)	(1,034)	(3,198)	(1,884)	(1,370)	(263)

Budget Statement 2011-12	3 - 15

3.7 Budget Risks
The annual Budget is framed around government policy and priorities as well as economic and other parameters for the short and medium term. Any differences between the underlying assumptions and actual outcomes represent a risk that may vary anticipated Budget outcomes. The risks may be economic, policy or demand driven and include unforeseen events such as natural disasters.
Economic Conditions
Risks to the economic outlook are discussed in section 4 of Chapter 2.
The sensitivity of Budget expenses and revenues to key economic parameters are set out later in this section.
Wages Growth
Employee-related costs are the largest component of expenses. In 2011-12, employee-related costs, including superannuation, are budgeted at 48.8 per cent of total general government expenses. Employee-related costs rise if wages rise, numbers employed rise or the average grading of employees increases.
In June 2011, the Government issued the NSW Public Sector Wages Policy 2011. The Policy requires that increases in remuneration of more than 2.5 per cent must be fully offset by employee related cost savings. This should mitigate the risk of unplanned wages growth.
Efficiency Dividends
Since 2005-06, agencies have been required to deliver annual efficiency dividends. These have generally been set at 1 per cent of controllable agency expenses. The 2009-10 Budget increased these to 1.5 per cent in 2011-12 and 2012-13. The 2010-11 Budget extended the efficiency dividends to 2013-14 at a rate of 1 per cent. These savings have previously been allocated to agencies.
This Budget includes in the forward estimates provisions for savings from program and procurement reviews and the extension of efficiency dividends to 2014-15.
The Government also established in this Budget a program of reforms that support a much stronger culture of Budget compliance in the NSW Public Sector. These reforms are set out in detail in Chapter 4. The implementation of these reforms has allowed the Government to reduce provisions for risks, including halving the Treasurer’s Advance from $300 million to $150 million annually across the forward estimates.

3 - 16	Budget Statement 2011-12

Sensitivity of the Budget to Economic Parameters
Table 3.6 shows the sensitivity of Budget expenses and revenues to variations in economic parameters.
The table gives a ‘rule of thumb’ measure of the direct impact on the Budget of a change in a given parameter. In each case, the analysis presents the estimated effects of a change in one economic variable, and does not capture the links between economic variables that characterise changes in the economy. The table excludes possible policy responses. Changes are assumed to be uniform across the general government sector and across the Budget year.
Revenues are sensitive to base changes such as the value and volume of property transactions and motor vehicle sales, employment and earnings, profits of public enterprises, investment returns and household consumption (and its influence on GST revenue).
The main State taxes — payroll tax and transfer duty — are sensitive to economic factors. Employment levels and wage rates affect payroll tax collections. Transfer duty revenue depends on property market activity, with dwelling transactions accounting for about three-quarters of revenue.1 Many factors, including monetary policy, Australian Government tax arrangements, unemployment and trends in alternative asset markets, contribute to fluctuations in property turnover.
Expenses are less sensitive than revenues to economic parameters. Expenses are significantly affected by public sector wage outcomes and, to a lesser extent, by changes in the prices of goods and services purchased by Government. Lower levels of general government net debt reduce the budget’s exposure to interest rate fluctuations. The maturity profile of the State’s debt portfolio limits the immediate impact of interest rate rises.
The critical factor in managing net financial liabilities within sustainable levels is constraining expenses within planned levels.
Net financial liabilities can be affected by accounting adjustments and operating results. With the introduction of AASB 119 Employee Benefits, superannuation liabilities must be recalculated at the end of each year using a market-determined discount rate. This can lead to significant fluctuations in the general government sector’s unfunded liability position.

[1]	Non-residential property transactions have far greater variation in size and timing than dwelling transactions. Due to this lumpiness in non-residential transactions, Table E.1 provides estimates only for the dwellings component.

Budget Statement 2011-12	3 - 17

Table 3.6: Sensitivity of Fiscal Aggregates to Changes in Economic Parameters, 2011-12

Effect of a one per cent increase, unless otherwise indicated
Effect on the 2011-12
Parameter	Budget Result ($m) (a)

A. Factors affecting tax revenue

Dwelling sales (price or volume)	29
Motor vehicle sales	4
Private sector employment	79
Private sector wages	81
Household disposable income	14

B. Factors affecting grant revenue

Household consumption (b)	152

C. Factors affecting expenses

Public sector employee-related expenses	-279
Prices of goods and services	-125
Interest rates (c), (d)	4

Effect on 30 June 2012
Net Financial Liabilities ($m) (e)
D. Factors affecting Superannuation Liabilities

Public sector wages and salaries	-180
Sydney CPI	-290
Investment return (c)	200
Discount rate (c)	5,100

(a)	A positive effect (e.g. from increased dwelling sales) improves the Budget result, while a negative effect (e.g. from increased public sector wages) weakens the Budget result.

(b)	Estimated GST receipts are $15.2 billion for 2011-12.

(c)	Effect of a one percentage point increase in the indicated factor (discount rate, interest rate or rate of return).

(d)	Excluding the impact of actuarial adjustment to net financial liabilities (NFL).

(e)	A positive effect (e.g. improved investment returns) reduces NFL (improves the financial position), while a negative effect (e.g. higher public sector wages) increases NFL (weakens the financial position).

3 - 18	Budget Statement 2011-12

Chapter 4: General Government Expenses
•	The Budget and forward estimates contain approximately $8 billion in efficiency savings that will reduce expense growth to an estimated average of 4.2 per annum over the next four years. These measures include new procurement and shared services reforms, and targeted agency savings plans.

•	Total general government sector expenses in 2011-12 are estimated to be $59.7 billion. This is 7.1 per cent higher than in 2010-11. The growth in expenses in 2011-12 is boosted by a number of special factors including the impact of the payment of $350 million of rail capital grants in 2009-10 rather than 2010-11 and the ramping up of costs associated with the Solar Bonus Scheme.

•	Expenses have increased on average by 6.2 per cent per annum over the past four years. The Government’s expenditure strategy involves the implementation of specific measures in 2011-12 to restrain expenditure growth over the forward estimates including a new financial management and accountability framework to improve budget discipline.

•	The Expenditure and Management Audit has commenced a rigorous evaluation of government activities, performance and costs.

•	The Government’s expenditure strategy will establish a sound financial base to underpin the funding of its Five Point Plan election commitments and the longer-term strategy for New South Wales in the NSW 2021 — A Plan to Make NSW Number One.

•	Key priorities for the 2011-12 Budget include:
•	delivering high quality and responsive services in areas such as health, education and transport

•	building and upgrading the State’s strategic infrastructure

•	ensuring vulnerable members of the community are supported and have opportunities to maximise their potential.
4.1 Introduction
The NSW Government delivers high quality public services for the benefit of the whole community. The general government sector provides services such as health, education, community and disability services, police and justice, environment services and roads. It also provides operating subsidies and grants that fund capital expenditure of the non-commercial public trading enterprise sector, which includes rail and housing.

Budget Statement 2011-12	4 - 1

General government services share some common features.
•	Most expenses are dedicated to services that improve the wellbeing of individuals and the community. These services are labour intensive and are delivered by professionals, including teachers, nurses, social workers and police officers and use long-life infrastructure such as schools, hospitals, rail systems and roads.
•	The demand for services has tended to grow at a rate greater than the general population. Key drivers include an ageing population, economic growth, community expectations rising with increased eligibility for services and enhancements to services.
•	Services are generally provided on a universal basis, focusing on equity and accessibility. Access is often free (e.g. public education and hospitals) or at a heavily subsidised price (e.g. public transport and entry to cultural institutions and national parks).
These services require both recurrent and capital expenditure. This chapter focuses on recurrent expenses — costs such as salaries, other operating expenses, recurrent and capital grants. Budget Paper No.4 Infrastructure Statement sets out the capital program.
The 2011-12 Budget focuses on delivering Government services in a fiscally responsible way. This involves:
•	implementing the Government’s election commitments
•	supporting the delivery of the Government’s strategic priorities in NSW 2021 — A Plan to Make NSW Number One
•	delivering high quality and responsive services in areas such as health, education and transport
•	building and upgrading the State’s strategic infrastructure
•	ensuring the most vulnerable people have opportunities to maximise their potential and independence in the community
•	establishing a sound financial base by commencing the task of aligning expense and revenue growth while maintaining the Triple-A credit rating.
This Budget will implement a new expenditure framework to support the Government’s priorities and ensure a sustainable fiscal position. This will involve:
•	targeted agency and whole-of-government efficiencies that will be actively monitored and implemented through a robust expenditure review process
•	a revamped budget process and financial management framework to improve resource allocation and management and budget compliance
•	the Expenditure and Management Audit which is evaluating government activities, performance and costs and identifying areas for improvement. This will build on and take up matters arising from the audit into the State’s finances.

4 - 2	Budget Statement 2011-12

Box 4.1: NSW 2021 — A Plan to Make NSW Number One
NSW 2021 — A Plan to Make NSW Number One is the Government’s 10 year plan to deliver change to the people in New South Wales. The Plan builds on the Government’s commitments outlined in the 100 Day Action Plan. The five key goals of the Plan are:
•	Rebuild the economy and establish NSW as the “first place in Australia” to do business.

•	Return quality services in health, transport, education, policy, justice and community services that are customer focused.

•	Renovate infrastructure to drive the economy and improve people’s lives.

•	Strengthen the local environment, devolve decision making and return planning powers to communities.

•	Restore accountability to government, make government information more readily available, and give the community a say in decisions affecting their lives.
The key priorities of the NSW 2021 Plan are supported by goals with measureable targets and priority actions to achieve them. The NSW 2021 Plan will be supported by improved financial management and control to ensure the Plan’s delivery is fiscally sustainable. The Plan will also form the framework for prioritising future budget funded initiatives.
4.2 Government Priorities
The 2011-12 Budget and forward estimates contains funding for the Government’s election commitments to improve service delivery and build infrastructure including:
•	the Literacy and Numeracy Action Plan which includes 900 additional teachers
•	the Better Hospitals and Health Care Plan which includes additional capital investment of $4.3 billion over four years and 2,475 extra nurses, and initiatives to cut elective surgery times and establish the Mental Health Commission and Office of Preventative Health
•	a new phase of the program Stronger Together: A new direction for disability services in NSW 2006-16 to provide greater choice for support and accommodation services
•	an additional 550 police officers and strengthened powers for anti-social behaviour
•	constructing the South West Rail Link, planning and design of the North West Rail Link and expansion of light rail services in central Sydney and the inner west.
The Government’s election commitments form the basis of its longer-term strategy in NSW 2021 — A Plan to Make NSW Number One. The Government’s reform agenda contains strategies to establish a sound financial base for the State, drive improvements to service delivery and infrastructure, and restore accountability and integrity to the public service (see Box 4.1 for more detail about the NSW 2021 Plan).
The Government is implementing strategies for turning around the State’s financial position and introducing long-term structural reforms to achieve a more efficient and effective public service.

Budget Statement 2011-12	4 - 3

A two-phase audit into New South Wales’ finances has been completed and the Part 1 Report was released in April 2011. The second phase of the Financial Audit is a comprehensive assessment of the NSW financial position and underlying expenditure and revenue trends. The Audit also considers strategies that seek to create a sustainable financial position that will deliver on an ongoing basis quality public goods and services.
The Expenditure and Management Audit will build on the work of the Financial Audit and undertake a rigorous evaluation of government activities, performance and costs and identify areas for improvement (see Box 4.2 for more detail).
The Financial Audit and the Expenditure and Management Audit reports will together form the report of the Commission of Audit. The Government expects the report from the Expenditure and Management Audit will be available in early 2012. The Government will consider the report in a timely manner and release its response as well as the Audit reports.
Reforms to Government Structures
Structural public sector reform has commenced with the reorganisation of the general government sector and the establishment of flagship agencies within portfolio clusters to drive improvements to services and infrastructure.
Box 4.2: Expenditure and Management Audit
The Expenditure and Management Audit will examine public sector management and service delivery issues through the use of case studies and benchmarking that illuminate specific and systemic weaknesses in management and expenditure. The Audit will include:
•	an examination of public sector management and service delivery issues, including procurement, corporate services and asset management and identify potential improvements to productivity, service quality, and public value across the public sector

•	an evaluation of the effectiveness of existing performance metrics and options for greater transparency and accountability through improved public reporting

•	use of benchmarking data (against public, private, not for profit, interstate, and international comparisons) to identify objectives for performance improvement and analyse the reasons for any significant divergence from these objectives in New South Wales

•	recommendations to generate long term systemic reform, including the establishment of appropriate performance objectives for public sector management and delivery.
The Expenditure and Management Audit may also take up matters arising from the Financial Audit.
The Government appointed Dr Kerry Schott as a Commissioner for the Audit, and Mr David Gonski AC , as Independent Chair of the Advisory Board,. The Audit is also being supported by staff seconded from various NSW Government agencies as well as external experts.

4 - 4	Budget Statement 2011-12

On 3 April 2011 the Government announced a new agency structure for the general government sector, which was formalised through Administrative Orders and legislation. Agencies were arranged into nine portfolio clusters headed by a principal department. The new structure improves coordination of planning, policy and service delivery, reduces the duplication of activities across government, closes cross agency gaps and identifies opportunities to deliver front line services and back office support more efficiently.
The Government has commenced the establishment of the Public Service Commission with the appointment of its Chair and the selection of its first Commissioner. The Commission will drive best practice in public administration, strengthen performance and capabilities, and foster a citizen-centric approach to service delivery and public service innovation.
Infrastructure New South Wales has been established in legislation as an independent expert body to provide strategic policy and oversight for infrastructure planning and delivery. It will be responsible for coordinating infrastructure planning, prioritisation, design and delivery across government. A key task is the preparation of the 20 year State Infrastructure Strategy (SIS) to set out the long-term, integrated infrastructure requirements of the State.
Consistent with these reforms a major re-organisation of the Transport portfolio is being undertaken to establish an integrated transport authority, responsible for the coordinated delivery of transport services across all modes, including roads. The newly integrated Transport for NSW will combine policy and planning functions from all transport agencies. It will be responsible for procurement with a strong emphasis on delivering appropriate transport infrastructure on time and within budget. A new agency, NSW Roads and Maritime Services, along with existing service providers RailCorp, State Transit and Sydney Ferries will focus on frontline service delivery.
The Government has commenced reforms to improve the performance of the public service:
•	giving government schools more authority to make local decisions that better meet the needs of their students and communities
•	establishing Local Health Districts to improve the responsiveness of health services to the needs of local communities. A purchaser-provider model will devolve responsibility and accountability to Local Health Districts allowing them to innovate and manage service delivery more effectively. The Department of Health will become the Ministry of Health and focus its role on policy and system performance.
•	addressing housing affordability by increasing the supply of new dwellings
•	providing more alternatives for Out of Home Care (OOHC) including strengthening and expanding early intervention, family restoration and preservation services, and transferring OOHC places to the NGO sector under reformed contract arrangements
•	transforming the Police Death and Disability Scheme into a genuine safety net for injured officers that encourages injured police to return to meaningful work and is financially sustainable within the agreed funding parameters.

Budget Statement 2011-12	4 - 5

Financial management reform
The NSW 2021 Plan supports the disciplined and effective management of State Government finances to fund quality services and infrastructure, and protect the most vulnerable in society. Priority actions supporting this goal include effective balance sheet management, improved financial management and control, improved efficiency and greater effectiveness of expenditure.
Specific initiatives include:
•	developing comprehensive fiscal and savings strategies that align trend revenues and expenditure growth to help New South Wales maintain its Triple-A credit rating

•	developing an accountability framework for public sector financial management, improving agency capacity to effectively manage budgets, and increasing accountability at a cluster and agency level

•	reviewing budget processes and systems in order to better support sound, sustainable and effective decision making and resource allocation, and to ensure alignment with the NSW 2021 Plan goals.

•	The Government is introducing a number of reforms to implement an enhanced framework for budget compliance. These will include:

•	removing the spending tolerance limits on agency net cost of services and reducing and restricting the use of the Treasurer’s Advance

•	requiring Ministers and the Chief Executive Officers of agencies to manage within the allocated Budget and accommodate spending pressures by reprioritising

•	only enabling Ministers who receive an appropriation from Parliament to request Budget supplementation with detailed justification for the request submitted to Cabinet for approval

•	permitting agencies to rollover unspent appropriations for future years provided it does not increase the ongoing level of expenditure. Rollovers will be subject to Parliamentary approval through a supplementary appropriation bill.
4.3 Managing expenses
Expenses adjusted for the Economic Stimulus have increased on average by 6.3 per cent per annum, over the 5 years to 2010-11. As discussed in Chapter 1 this trend rate of growth in expenses is fiscally unsustainable if continued. Actual expenditure growth has consistently exceeded budgeted growth over this period. The most significant drivers of expense growth have been:
•	real growth in employee costs in excess of productivity and high-cost employee benefits such as the Police Death and Disability Scheme
•	expansion in the eligibility for services and growth in the public sector workforce to enhance services
•	agreements with the Australian Government including those that require new State funding to contribute to enhanced services and infrastructure.

4 - 6	Budget Statement 2011-12

The largest driver of growth has been employee related expenses, which have increased 6.5 per cent per annum on average over the last 10 years to 2010-11. Growth over this period has been driven by wage increases (rates of pay and benefits) that have exceeded the NSW private sector by about 7.9 per cent and an increase in employee numbers averaging 1.8 per cent per annum. In absolute terms this represents around 46,000 additional employees with the majority employed to provide services in health, education and public order and safety.
Efficiency Strategies
The 2011-12 Budget and forward estimates are premised on targeted strategies to deliver almost $8 billion in efficiency and other savings.
•	More than $1 billion in procurement savings (reaching $400 million per annum in 2014-15) from improved purchasing, increasing the proportion of government expenditure on goods and services purchased through whole-of-government contracts and reducing expenditure on consultants, travel and advertising.
•	$6 billion of savings (reaching $2.5 billion per annum from 2014-15) will be achieved through agency efficiency dividends, agency-specific savings requirements and wage offsets. Efficiency dividends are 1.5 per cent in 2011-12 and 2012-13, 1 per cent in 2013-14 and $150 million in 2014-15. A separate savings target has been established for NSW Health as part of its growth funding model which constrains net cost of services growth to 5.4 per cent per annum.
•	Efficiencies will also be facilitated through a number of mechanisms including the announced changes to redundancy arrangements (see Box 4.3 for more detail).
•	$800 million for program savings (reaching $300 million per annum from 2014-15) over the forward estimates starting in 2012-13. These savings will be delivered through a detailed analysis of programs across the sector to identify activities which are ineffective, inefficient or no longer a Government priority.
In addition to these $8 billion in savings, passage of the Industrial Relations Amendment (Public Sector Conditions of Employment) Bill 2011 restricting increases in remuneration and conditions of employment to 2.5 per cent unless fully offset by achieved employee-related cost savings, will avoid further costs of around $2 billion over the forward estimates.

Budget Statement 2011-12	4 - 7

Box 4.3: Managing Excess Employees
Revised arrangements for managing excess employees commenced on 1 August 2011 and are set out in the Managing Excess Employees Policy [M2011-11]. The policy provides excess employees the choice of a generous voluntary redundancy package, redeployment or retrenchment if redeployment is not successful after three months.
The policy retains previous voluntary redundancy entitlements where officers accept redundancy within two weeks of being declared excess:
•	four weeks notice, or payment in lieu

•	an additional weeks notice for employees aged 45 years or over with at least five years service

•	a severance payment of three weeks per year of service to a maximum of 39 weeks

•	an incentive payment based on the employee’s period of service (two weeks for service of less than one year, four weeks for service of one year and less than two years, six week for service of two years but less than three years, and eight weeks for service of three years or more).
Where employees decline the offer of voluntary redundancy they receive priority for placement in vacant positions within their agency and across the government service during a three month retention period.
Where the voluntary redundancy has been refused and the retention period is exhausted, an employee will be retrenched. On termination of employment the policy provides for a payment to be made under the Employment Protection Regulation 2001 (NSW) plus the equivalent of an additional four weeks pay. Employees who have declined a voluntary redundancy offer and leave during the retention period will also be paid this same amount.
Key changes in the revised policy include:
•	the retention period is reduced from 12 to three months

•	salary maintenance is reduced from 12 to three months

•	severance payments are reduced for officers not accepting a voluntary redundancy within two weeks

•	the retention period is not suspended for temporary appointments

•	employees will be retrenched where redeployment is unsuccessful.
The revised policy now compares, in relative terms, with similar approaches in other states.
Realisation of these savings will be monitored through the expenditure review process. Agency savings will be achieved through a range of targeted saving strategies such as shared services reform, abolishing the displaced employees list and reorientating expenditure away from low value activities.
The previous government identified efficiency opportunities for agencies in reviews undertaken by the Better Services and Value Taskforce (BSVT) over the period 2009-10 to 2010-11. This Government in the 2011-12 Budget is now implementing agency savings plans that build on the BSVT reviews.

4 - 8	Budget Statement 2011-12

In 2010-11 NSW Treasury commenced whole-of-government strategic reviews of vehicle fleet and telecommunications expenditure, ICT procurement and efficiency improvements through increased use of purchasing cards. Treasury will continue undertaking whole-of-government reviews to identify efficiencies across the sector.
Wages Policy
In 2011-12, approximately 49 per cent of Government expenses will be employee-related. Managing this expenditure remains a major challenge given that front line services, such as education, welfare, health care and policing are labour intensive.
Chart 4.1: Comparison of Real Wage Increases in Public and Private Sectors
Public sector employees in New South Wales have received wage increases well above other employee groups for an extended period. Since 1997, public sector wages have increased by 21.9 per cent in real terms. NSW public sector wage growth has exceeded the NSW private sector by 10.7 per cent and the public sector in the rest of Australia by 6.1 per cent1. If private sector pay increases had applied to Government employees over the past 13 years, employee expenses would have been $3 billion lower in 2011-12.

[1]	ABS Wage Price Index to March 2011.

Budget Statement 2011-12	4 - 9

The wages policy previously provided funding for annual wage increases and associated costs at 2.5 per cent. This is the mid-point of the Reserve Bank of Australia’s 2-3 per cent target inflation range. Since 1996, Sydney CPI has averaged 2.5 per cent per annum. Wage outcomes greater than 2.5 per cent were available where the additional cost was funded by employee-related cost savings such as improved management of sick leave, reduced overtime and reformed rostering arrangements. Notwithstanding this requirement, aggregate wage outcomes routinely exceeded the benchmark.
On 16 June 2011 the Industrial Relations Amendment (Public Sector Conditions of Employment) Bill 2011 was passed by the NSW Parliament2. The bill amended the Industrial Relations Act 1996 (NSW) to require the Industrial Relations Commission to give effect to government policies on public sector conditions of employment that are declared by regulations. The Industrial Relations (Public Sector Conditions of Employment) Regulation 2011 was made on 20 June 2011. The regulation:
•	allows increases in remuneration and conditions of employment in excess of 2.5 per cent, but only if sufficient employee-related cost savings have been achieved to fully offset the increased employee-related costs
•	requires that employee related cost savings be in addition to existing savings measures, efficiency dividends and whole-of-government reform measures
•	limits the back payment of wage increases, other than in exceptional circumstances
•	requires awards and agreements to contain clear and comprehensive no extra claims clauses
•	prevents policies regarding the management of excess public sector employees from being incorporated into industrial instruments.
These revised arrangements will be particularly relevant as wage agreements covering over half of all public sector employees expire in 2011 and will be negotiated under the new wages policy. This includes around 4,000 bus drivers, 80,000 salaried public servants, 51,000 health employees, and 66,000 TAFE and school teachers.
4.4 Expense trends
Budget estimates are based on the economic projections outlined in Chapter 2. Total general government expenses for 2011-12 are estimated to be $59.7 billion, 7.1 per cent higher than the revised estimate for 2010-11 or 5 per cent more than originally budgeted in 2010-11. Over the 4 years to 2014-15, expense growth is expected to average 4.2 per cent per annum.

[2]	Parliament of NSW, Industrial Relations Amendment (Public Sector Conditions of Employment) Bill 2011

4 - 10	Budget Statement 2011-12

Table 4.1: Summary of Expenses

	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15
	Actual	Actual	Actual	Est. Actual	Budget	Forward Estimates
	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m
Employee-related	22,896	24,740	26,144	27,471	29,150	29,687	30,427	31,639
Other operating	10,220	10,959	11,588	12,282	13,291	13,970	14,215	14,320
Depreciation and amortisation	2,467	2,614	2,769	2,818	3,056	3,240	3,410	3,593
Current grants and subsidies	7,347	7,703	7,987	8,905	9,639	9,783	10,200	10,379
Capital grants	2,269	3,044	5,197	2,494	2,521	2,789	3,293	3,537
Finance	1,300	1,468	1,653	1,826	2,087	2,141	2,281	2,423
Total Expenses ($m)	46,499	50,530	55,339	55,795	59,744	61,610	63,826	65,891
Year on year change %	5.9	8.7	9.5	0.8	7.1	3.1	3.6	3.2

4 year average growth %				6.2				4.2

Expense growth in 2011-12 is boosted by a number of factors including:
•	the previous government shifted rail grants due to be paid in 2010-11 into 2009-10. This lowered the 2010-11 expenses base.
•	under expenditure on programs in 2010-11 rolling over into 2011-12
•	a ramping up in costs associated with the Solar Bonus Scheme
•	a sharp increase in workers compensation costs associated with the Police Death and Disability Scheme
•	significant growth in expenditure in the disability sector associated with the new phase of Stronger Together: A New Direction for Disability Services
•	additional Australian Government National Partnership funding including Smarter Schools and Productivity Places
•	the cost impacts of election commitments including additional energy rebates, Making Sydney Liveable Again, Community Building Partnerships and the Hunter Infrastructure Investment Fund.
Expenditure growth over the next four years will be driven by:
•	additional funding to support the implementation of Government policy reform initiatives including the Better Hospitals and Healthcare Plan, the Literacy and Numeracy Action Plan, 550 more police officers, Stronger Together: A New Direction for Disability Services and new transport infrastructure projects
•	continued delivery of outcomes and outputs under the COAG agreement for key areas of national reform including health, education, vocational education and training, social housing, indigenous services and competition and business regulation
•	increased service demand and the impact of a growing and ageing population.

Budget Statement 2011-12	4 - 11

Beyond 2011-12, however, the growth in expenses is expected to slow as a result of a number of factors.
•	better Budget control arising from financial management reforms being introduced by the Government
•	an improvement in the rate at which planned agency efficiencies are delivered following the introduction of a more rigorous expenditure review process by Cabinet and changes to redundancy arrangements
•	the Government’s strengthened wages policy requiring wage increases above 2.5 per cent to be fully funded by employee related offsets.
•	comprehensive reforms across a wide range of agencies resulting in diminished expenditure pressures
•	the reduction of lower priority spending as a result of rigorous program evaluations
•	the winding back of National Partnership Payments and the associated reductions in State expenditure.
Chart 4.2: Total Expenses by Type 2011-12
As illustrated by Chart 4.2, employee-related costs account for 49 per cent of total expenses, reflecting the labour-intensive nature of government services. Employee-related expenses consist of salaries and wages, annual leave, long service leave costs and superannuation. In addition, a significant portion of other operating expenses (e.g. rent) are directly linked to employee numbers. Grants and subsidies provided to organisations outside the general government sector for the delivery of government services (for example, grants to non-government organisations that deliver services on behalf of the government and public transport services) also include a high labour component.

4 - 12	Budget Statement 2011-12

Employee Costs
The NSW general government sector employed 265,876 full-time equivalent employees on average for the 2009-10 year3. The majority of these employees provide frontline services in the areas of health, education, welfare and public order and safety.
Table 4.2 shows growth in general government employee expenses since 2007-08. The growth in expenses is expected to fall from an average 6.6 per cent per annum in the four years to 2010-11 to 3.7 per cent in the four years to 2014-15. The slowing growth in employee expenses over the forward estimates reflects, in part, the Government’s commitment to fully implement wages policy by achieving offsets in excess of the funding parameter of 2.5 per cent per annum for existing and new wage agreements.
Table 4.2: Employee Expenses

	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15
	Actual	Actual	Actual	Est.	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m	$m	$m
Employee — related	20,517	22,078	23,073	24,426	26,034	26,455	27,086	28,195
(excluding superannuation)
Year on Year Change %	8.6	7.6	4.5	5.9	6.6	1.6	2.4	4.1

4 year average growth %				6.6				3.7

In year average terms, the NSW general government workforce grew by 0.4 per cent in the 12 months to June 2010. The growth was predominantly in the health and education sectors including fulfilment of COAG commitments.
Employee expenses will grow by 6.6 per cent in 2011-12 as a result of increases to wages and employee numbers. As discussed in Chapter 3, existing wage agreements are likely to increase employee expenses by more than 2.5 per cent as agencies have not realised the savings required to fund the cost of wage outcomes above this amount. A number of agencies are also expected to increase full time equivalent employee (FTE) numbers including the Department of Health, Department of Education and Communities and the Department of Family and Community Services. In addition, employee expenses in an accounting sense are affected by a sharp increase in actuarial estimates for workers compensation claims in 2011-12.

[3]	Source: NSW Workforce Profile 2010 Table 5.1 published on 9 August 2011

Budget Statement 2011-12	4 - 13

Over the period to 2014-15, the growth in employee expenses will reflect:
•	the employment of additional front line staff to implement the Government’s Better Hospitals and Health Care Plan including an additional 2,475 nurses to support the opening of 1,390 beds and to support higher nurse to patient ratios

•	the Government’s commitment to improve education outcomes which includes 900 additional teachers

•	an increase in authorised police numbers by 150 to 15,956 over 2011-12 and a further 400 officers by June 2014

•	high service demand in the community services sector.
4.5 Policy Priorities
Chart 4.3: Expenses by Policy Area, 2011-12
Chart 4.3 shows expenses by Government Finance Statistics (GFS) policy areas for 2011-12. GFS policy areas do not always align with individual agency expenses because agency services may be classified into more than one GFS area.
The majority of expenses are incurred in the health, education, and transport and communications areas, which together comprise 59.8 per cent of total expenses. A further 19.3 per cent is spent on public order and safety, and social security and welfare. The remaining 20.9 per cent includes expenses on environment protection and natural resources, housing and associated amenities, and government and economic services.

4 - 14	Budget Statement 2011-12

Table 4.3 shows the four year average growth in expenses for policy areas over the period 2007-08 to 2011-12 during a period of unsustainable expense growth. Expenses growth has been highest in the policy areas of social security and welfare and public order and safety. This reflects increased demands in the areas of child protection, support for people with disabilities and the impact of an ageing population and, an increased focus on policing and correctional services.
Table 4.3: Growth in Expenses by Policy Area(a)

	2007-08	2011-12	Average
	Actual	Budget	Growth
	$m	$m	%
Health	12,981	16,033	5.6
Education and Training	10,529	13,116	5.6
Transport and Communications	5,565	6,598	4.3
Public Order and Safety	4,960	6,388	6.5
Social Security and Welfare	3,655	5,141	8.9
Environment Protection and Natural Resources	2,140	2,140	0

(a)	Table 4.3 does not directly equate to the sum of individual agency expenses reported in Budget Paper No. 3 Budget Estimates. GFS policy areas relate to the purpose of an activity and this may not directly align with organisational structures. In addition, data is prepared on a consolidated basis where transfers between general government agencies are eliminated.
Health
The NSW public health system delivers hospital and community based health services to protect and promote the health of the NSW community. The system comprises:
•	15 Local Health Districts and two Specialist Health Networks
•	various statutory health corporations and affiliated health organisations
•	the Ambulance Service of NSW
•	the Department of Health which will become the Ministry of Health
•	shared support and infrastructure services.
A key priority in the health portfolio is keeping people healthy with a focus on preventative health and better management of chronic disease. Where hospital care is required, the priority is to provide patients with access to timely, quality health care. A key principle in achieving these priorities is the efficient and effective allocation of resources across the services provided by NSW Health.
The key NSW 2021 Plan goals that relate to health are:
•	Keep people healthy and out of hospital.
•	Provide world class clinical services with timely access and effective infrastructure.

Budget Statement 2011-12	4 - 15

Nature of Expenses and Major Trends
Budget expenses in the Health sector in 2011-12 are estimated at $16 billion. Over the four years from 2007-08 to 2011-12 expenses grew at an average annual rate of 5.6 per cent. This is lower than previous years mainly due to efforts by NSW Health to improve financial management and to deliver efficiencies under a new growth funding model.
NSW Health has improved health service performance at the same time that it has reduced the rate of expenditure growth.
•	New South Wales had the highest proportion of patients seen within national benchmarks for Emergency Department waiting times in 2009-10 at 73 per cent.
•	New South Wales had the highest proportion of patients seen within recommended waiting times for elective surgery, with 91 per cent of patients treated within recommended times in 2008-09.
•	In New South Wales the average cost per separation for public hospitals was $4,557 in 2009-10 compared to a national average of $4,706.
NSW Health currently operates under a growth funding model of 5.4 per cent per annum for Net Cost of Services. In addition, NSW Health is now able to keep all the revenues and efficiency savings it achieves along with Australian Government National Partnership payments and approved enhancements that may result in expenditure growth rates above 5.4 per cent.
As part of the growth funding model, NSW Health implemented the recommendations of an Independent Review of Financial Management, developed annual efficiency and revenue strategies and delivered wages offsets agreed under Wages Policy. NSW Health will participate in an Expenditure and Management Audit Commission Review of Health during 2011-12.
The Government has also confirmed a substantial increase in NSW Health’s capital planning limit to meet election commitments, replace assets as they age, invest in new hospital infrastructure, and support service reforms such as the wider use of electronic medical records. The capital works program over the four years from 2011-12 is $4.7 billion, which is around 50 per cent more than the capital works program over the previous four years.

4 - 16	Budget Statement 2011-12

Areas of Major Reform
Fundamental governance and funding reforms will be implemented as a result of the NSW Government’s election commitments and national health reforms agreed through COAG.
The Local Health Districts established on 1 July 2011 will strengthen local health management and governance. The objective is to improve the efficiency, effectiveness and responsiveness of health services to the needs of the communities they serve by devolving responsibility and accountability within the health care system. Under governance reforms announced on 24 August 2011, the Department of Health will become the Ministry of Health and focus on strategic system management, regulation, public health, purchasing from Districts through service agreements and performance monitoring, with the ability to intervene where this is required.
This Budget provides funding to implement the Government’s election commitment to increase bed capacity and the nursing workforce to improve hospital access and quality of care. At the same time the Government is committed to more preventative health and chronic care services.
•	A Mental Health Commission is being established to drive reform and improve outcomes for patients with mental illness.
•	The Connecting Care Program for people with chronic conditions will be expanded.
•	An Office of Preventative Health is being set up to support key health promotion priorities in nutrition, physical activity and obesity.
The NSW Government has also signed the National Health Reform Agreement. Box 4.4 explains the key elements of the Agreement.

Budget Statement 2011-12	4 - 17

Box 4.4: COAG’s National Health Reforms
In August 2011, the Commonwealth, States and Territories successfully negotiated a new National Health Reform Agreement (NHRA). The key objectives of the NHRA are to improve local decision making, the integration between primary, community and acute health services, performance reporting and accountability and the sustainability of future public hospital funding. New South Wales will retain responsibility for management of the public hospital system, with the Commonwealth having lead responsibility for primary health and aged care services.
The NHRA includes a national guarantee of a minimum additional $16.4 billion in Commonwealth funding from 2014-15 to 2019-20. Of this amount, $9.5 billion will be provided to States on a guaranteed per capita basis with the New South Wales share being $3 billion. The key aspects of the NHRA are:
•	The establishment of local hospital networks, known as Local Health Districts (LHDs), to improve local accountability and responsiveness.

•	From 2014-15, the Commonwealth will fund 45 per cent of growth in the efficient price of public hospital services. This will increase to 50 per cent from 2017-18.

•	Funding will be provided on an activity basis, with staged implementation from 2012-13.

•	Block funding will apply to those smaller facilities and services where activity based funding is not appropriate. This is important to ensure funding for hospitals in rural and regional areas and to ensure continued investment in teaching, training and research.

•	From 2012-13, Commonwealth and State payments to LHDs for activity based funded services will be made from a National Funding Pool.

•	The Commonwealth contribution will be based on prices determined by a national Independent Health Pricing Authority.

•	Standardised national health reporting will be improved through the establishment of a National Health Performance Authority.
NSW Health has already completed the first steps towards meeting its obligations under the NHRA, with the establishment of 15 Local Health Districts and two Specialist Health Networks. In 2011-12, implementation will focus on taking a lead role in the establishment of the new national bodies, the determination of efficient prices for activity based funded services and preparing the health system for the new arrangements commencing the following year.
Education and Training
The Government’s education and training services aim to provide opportunities to all students leading to successful student outcomes and a skilled workforce. These include school education services, vocational and workforce training, technical and further education (TAFE) services and student support services, including school student transport.

4 - 18	Budget Statement 2011-12

The key NSW 2021 Plan goals that relate to education and training are:
•	Improve education and learning outcomes for all students.
•	Strengthen the NSW skill base.
Nature of Expenses and Major Trends
Budget expenses in the Education and Training sector in 2011-12 are estimated at $13.1 billion. Between 2007-08 and 2011-12, expenses in this area have grown by $2.6 billion or an average 5.6 per cent per annum.
Around $1.2 billion of this increase is due to wage and other cost increases. The remainder is driven by the commencement of a number of National Partnerships (NPs) with the Australian Government, particularly the Smarter Schools NPs and Productivity Places program and raising the school leaving age reforms, the best start literacy program, the connected classrooms initiative and recent election commitments. There has also been a small growth in student numbers in both government and non-government schools, along with more significant growth in special education students in government schools.
Activities in education and training are affected by the following expenditure drivers:
•	Education in NSW Government schools is provided on a universal basis, free-of-charge, with access for all students (including those with special needs and geographic, economic, or social disadvantage) and free or subsidised travel to schools.
•	Student numbers are forecast to rise gradually at an increasing rate over the next four years.
•	Teaching is labour intensive, with over 55,000 frontline teachers.
•	New South Wales has over 2,200 government schools and 130 TAFE campuses across the State.
•	The rapid expansion of new technologies with high up-front and ongoing costs in school classrooms.
Areas of Major Reform
The Government plans to give government schools more authority to make local decisions that better meet the needs of their students and communities. It is now consulting on how best to empower schools to make these decisions, including discussing the need for more flexibility when it comes to managing resources and the need to cut red tape so teachers can focus on teaching and learning. Consistent with this reform, the Government will also implement its key education election commitments including adding an extra 900 teachers over five years through the Literacy and Numeracy Action Plan, support principals to upgrade schools and supporting additional maintenance.

Budget Statement 2011-12	4 - 19

New South Wales is also working with the Australian Government to implement a number of NPs to reform and strengthen the education and training system. These partnerships include:
•	The Smarter Schools strategy on improving teacher quality, strengthening literacy and numeracy teaching and supporting schools serving disadvantaged communities. Around $700 million of NSW and Australian Government funding will be spent on the Smarter Schools NPs over the next four years.
•	$84 million on the Digital Education Revolution in 2011-12 to provide improved ICT access for all students in years 9 to 12.
•	$229 million of NSW and Australian Government funding in 2011-12 under the Productivity Places Program National Partnership. This Program injects around $670 million funding in the NSW vocational education and training sector over four years, delivering an additional 175,000 training opportunities.
The Government also intends to reform the vocational education and training system to deliver high quality services and outcomes. These reforms will enable the Government to deliver on its commitment to create jobs and strengthen the economy. Reform is being considered in the context of a national skills agenda.
As the Government aims to ensure all children have access to quality early childhood education and care, it will also review NSW Government funding and fee structures to ensure consistency across the sector. The review will include community-based and government-run preschools and funding under the Preschool Investment and Reform program.
Transport and Communications
Transport underpins access to jobs, services and facilities and has a major impact on quality of life. The Government delivers two major components of the transport operating system: the coordination of transport services and subsidisation of transport service provision. In addition the Government develops and maintains new infrastructure, along with enhancing the existing public transport system and road network.
Nature of Expenses and Major Trends
Budget expenses in the transport sector for 2011-12 are estimated at $6.6 billion. Between 2007-08 and 2011-12 expenses have grown by an average 4.3 per cent per annum.
A significant driver for growth in total transport expenses over the period to 2011-12 reflects the increases in levels of patronage for public transport as well as programs aimed at improving the efficiency and effectiveness of public transport and ensuring better customer service. Additional funding has also been used to contribute to new capital infrastructure, new rail rollingstock and to implement bus reform.

4 - 20	Budget Statement 2011-12

Key priorities in the NSW 2021 Plan that drive spending on transport include:
•	Reduce travel times.
•	Grow patronage on public transport by making it a more attractive choice.
•	Improve the customer experience with public transport services.
•	Improve road safety.
During 2010-11, major public transport services experienced patronage growth of around 2.3 per cent, or 11.5 million journeys. Patronage across all public transport modes is expected to increase by a further 2 per cent during 2011-12.
•	Overall service performance has generally been maintained with the growing patronage:
•	peak on-time running performance of CityRail for 2010-11 was 95.2 per cent, above the target of 92 per cent
•	on-time departure of the Sydney buses for 2010-11 was 95.3 per cent, above its target of 95 per cent
•	on-time running of Sydney Ferries was at 98.5 per cent for 2010-11, slightly below its 99.5 per cent target. Performance is expected to improve with the franchising of Sydney Ferries.
For CityRail services, there have been improvements in passenger satisfaction of station cleanliness, service punctuality, delays and cancellation, service frequency and personal safety. For metropolitan bus services, overall satisfaction levels remain high. An increase in the size of the bus fleet will provide additional services and reduce overcrowding on certain routes. Improvements to road safety and traffic management systems resulted in reducing the road toll to around 5 fatalities per 100,000 people, a preliminary figure which is the lowest in 77 years.
Areas of Major Reform
There will be significant changes in the governance and structure of the transport sector with the establishment of Transport for NSW. Under the new structure, a new agency, NSW Roads and Maritime Services, will combine the functions of Roads and Traffic Authority and NSW Maritime. The Country Rail Infrastructure Authority and the Transport Construction Authority will cease to exist and their functions will be absorbed by the new integrated transport authority. Transport for NSW will be responsible for the coordinated delivery of transport services across all modes and a renewed focus on the customer. Service providers RailCorp, State Transit, Sydney Ferries and the new Roads and Maritime Authority will focus on front line service delivery, and providing safe, reliable, clean and efficient transport services.

Budget Statement 2011-12	4 - 21

The creation of an integrated transport agency presents significant opportunities to improve the efficiency of services. Eliminating duplicated functions, improving the quality of strategic and operational planning and better selection and prioritisation of projects will support a co-ordinated approach to public transport planning and to delivering infrastructure.
Over the next four years, key transport investment projects include:
•	developing the 23 kilometre North West Rail Link
•	near completion of the $2.1 billion South West Rail Link
•	expansion of light rail in central Sydney and the inner west, integrating it with other forms of transport
•	acquisition of new buses to reduce the age of the existing fleet and to provide new services
•	continue to upgrade and develop key links in the road network.
Public Order and Safety
Public order and safety includes the activities of agencies across the justice system, including services provided by the NSW Police Force, the Department of Attorney General and Justice, and the emergency services agencies — Fire and Rescue NSW, the Rural Fire Service and the State Emergency Service.
Services provided by these agencies aim to promote safe communities through enforcing laws, reducing crime, providing support for victims, encouraging fire safety, managing fires and other hazardous events, and providing response and recovery services.
Justice agencies contribute to the achievement of key NSW 2021 Plan goals to:
•	Prevent and reduce the level of crime.
•	Prevent and reduce the level of re-offending.
•	Improve community confidence in the justice system.
•	Ensure New South Wales is ready to deal with major emergencies or natural disasters.
Nature of Expenses and Major Trends
Between 2007-08 and 2011-12 expenses in the public order and safety area have grown by an average 6.5 per cent per annum to $6.4 billion. The NSW Police Force is a major driver of expenditure growth, with budgeted expenses increasing by 40.1 per cent from $2.3 billion in 2007-08 to $3.2 billion in 2011-12.

4 - 22	Budget Statement 2011-12

Increased policing activities and investigations have led to an increase in the number of criminal cases finalised in the courts system. Between 2005-06 and 2009-10, the overall number of criminal cases finalised in the Supreme, District and Local Courts increased by 5.5 per cent, with the largest increase of over 21 per cent occurring in the District Court.
The NSW Bureau of Crime Statistics and Research reports that in the 24 months to March 2011, 11 of the 17 major crime offence categories remained stable while five were trending downwards.
Expenses for the Corrective Services and Juvenile Justice Divisions will increase to an estimated $1.3 billion in 2011-12. This increase reflects additional system capacity and new initiatives to better monitor and supervise offenders serving community-based orders.
The Attorney General’s Division, excluding grant funding to agencies, has been allocated $862 million for recurrent expenses in 2011-12. Around 77 per cent of the Division’s expenditures will be directed towards court services, early intervention and crime prevention, and victim and community support services. The balance will be spent on a range of activities, including regulatory services and legal services provided by the Crown Solicitor’s Office.
The combined expenses of the Ministry for Police and Emergency Services, the State Emergency Services, Fire and Rescue New South Wales and the Rural Fire Service are budgeted at around $1 billion in 2011-12.
Areas of Major Reform
The Government is delivering on its commitment to increase police numbers. Authorised strength will be increased by a further 150 positions to 15,956 this financial year and a further 400 officers by June 2014. Operational improvements will focus on cutting paperwork and administration to free up police for frontline duties.
The Government will also focus on improving the Police Force’s engagement with the wider community through programs such as Neighbourhood Watch and Police Citizens and Youth Clubs. The Government and stakeholders are reviewing the Police Death and Disability Scheme. The aim is to achieve a genuine safety net for injured officers that is financially sustainable within the agreed funding parameters.
The Department of Attorney General and Justice will implement a range of measures to reduce recidivism. This will include both a specialist drug rehabilitation correctional centre and other related programs through courts.

Budget Statement 2011-12	4 - 23

Consistent with the NSW 2021 Plan goals the Government will continue to:
•	review police powers and related laws to reduce crime, anti-social behaviour and alcohol-related crime
•	reduce re-offending through a range of interventions across the justice sector
•	provide more support for victims of domestic and family violence through access to specialist police officers and implement a more coordinated and strategic policing response to domestic violence
•	widen the use of early intervention programs, particularly to reduce juvenile crime and re—offending, through Youth Conduct Orders and Intensive Supervision Programs that work with young offenders and their families on the reasons they commit crime
•	improve the way Government agencies share information and services to manage repeat offenders in an integrated way
•	promote confidence in the justice sector by improving the accessibility, effectiveness and efficiency of the court system
•	expand services to support victims of crime, including a Victim Access Line to provide one access point for all information and services that victims may require during their contact with the criminal justice system.
The introduction of JusticeLink across the court system linking justice agencies and facilitating data sharing is also expected to improve the sector’s efficiency and effectiveness.
Social Security and Welfare
As part of the Government’s reform of the NSW public sector, the Department of Family and Community Services was established to deliver better outcomes for the most disadvantaged, including supporting children and young people at risk of harm, providing services to people who are homeless and people with a disability, and providing a range of assistance to support the tenancies of vulnerable households.
This policy area contributes towards the following NSW 2021 Plan goals:
•	Better protect the most vulnerable members of our community and break the cycle of disadvantage.
•	Increase opportunities for people with disabilities to gain access to support that meets their individual needs and realises their potential.
•	Increase opportunities for seniors in NSW to fully participate in community life.

4 - 24	Budget Statement 2011-12

Nature of Expenses and Major Trends
The 2011-12 Budget for the Social Security and Welfare policy area is estimated at $5.1 billion, representing an 8.7 per cent increase on 2010-11 estimated expenses. From 2007-08 to 2011-12, total expenditure increased by an average 8.9 per cent per annum, mainly related to child protection and services to people with a disability. This growth excludes expenditure on discrete large projects such as the Nation Building Economic Stimulus Plan, and National Partnerships on Indigenous housing, social housing, and homelessness.
Key drivers in the growth in expenditure on services include a growing and ageing population, community expectations regarding child protection and disability services, and housing affordability.
Areas of Major Reform
The Government is committed to implementing a new phase of the Stronger Together program for people with disabilities, commencing in 2011-12. The reforms focus on expanding the provision of person centred services across the spectrum of support and accommodation options. By providing choice, the Government is committed to empowering people with a disability to maximise their potential, including a greater emphasis on innovative solutions to supporting people with disability to live in their own homes, with additional funding of:
•	$349.3 million over four years ($35.2 million in 2011-12) for early intervention and prevention services at critical life stages to reduce demand for high intensity and costly specialist disability services
•	$316.6 million over four years ($25.2 million in 2011-12) for ongoing community support to strengthen families enabling children with disabilities to grow up in a family and participate in the community and to support adults with disabilities to live in and be part of the community
•	$691.0 million over four years ($70.2 million in 2011-12) to reconfigure supported accommodation services and provide sustainable alternatives to 24/7 support
•	$45.0 million over four years ($5.0 million in 2011-12) for a Supported Living Fund to allow families greater opportunity to build sustainable network and person centred accommodation arrangements.
Keep Them Safe: a shared approach to child well being is a five year $750 million program that aims to re-shape the way family and community services are provided to support vulnerable children, young people and their families. Keep Them Safe focuses on strengthening early intervention services that will help prevent abuse and neglect and work to prevent the need for children to enter the child protection system. This includes expansion of Family Referral Services from three trial services to seven in 2011-12 and twelve in 2013-14.

Budget Statement 2011-12	4 - 25

The Government is commencing implementation of its election commitment to increase significantly the proportion of out-of-home care services delivered by the non government sector. The Government will work with the non-government sector to reform and improve the support provided to children receiving out-of-home care. This includes developing a more sustainable framework for contracting that will deliver better outcomes for children and value for money.
The Department of Family and Community Services will develop a medium term reform strategy to better manage demand in child protection and out-of-home care. A key focus is to help communities to care for their own children. This will be achieved by strengthening and expanding early intervention services, intensive family preservation services and arrangements to support restoration and family supervision. As a result the number of children in out-of-home care across New South Wales will stabilise and decrease over time.
The NSW Government is also looking at more innovative ways to deliver social services to vulnerable people and improve certainty of outcomes when addressing disadvantage, such as Social Benefit Bonds. Social Benefit Bonds provide a financing structure whereby the Government pays for improved social outcomes for vulnerable people at the point in time when the outcomes are achieved, as distinct from when services are delivered.
This innovative approach to social policy through two trials will inform the Government about ways and means to better identify and support programs which can demonstrate positive social outcomes. The introduction of Social Benefit Bonds will facilitate increased funding for prevention and early intervention programs, enhance the social finance sector, provide an incentive for innovative service delivery by NGOs and improve the evidence base available for decisions relating to social service interventions for addressing disadvantage.
Environment Protection and Natural Resources
Environment protection and natural resource management programs aim to improve landscape and water management, reduce environmental degradation and pollution, improve waste management, and address climate change issues and impacts. Programs are delivered across a number of agencies with the Office of the Environment and Heritage (OEH) having the main policy responsibility for environment protection, biodiversity and climate change issues. The Department of Primary Industry (DPI), within the Department of Trade, Industry, Regional Investment and Services (DTIRIS), has responsibility for landscape management programs, fisheries and for rural water policy and delivery. Both DPI and OEH have responsibilities and programs to control pests and weeds.
Programs delivered though OEH include environment and biodiversity protection, regulation of pollution and waste management, management of the reserve system, and climate change mitigation and adaption.

4 - 26	Budget Statement 2011-12

Programs delivered through DPI include landscape management programs delivered by Catchment Management Authorities (CMAs).
At a regional level, CMAs are funded through DPI, drawing on both state and Australian Government funds, and work with the community and other areas of government to develop and implement natural resource management improvement programs for catchments. Private land conservation measures are a key component of this effort.
Nature of Expenses and Major Trends
Environmental and natural resources expenses budgeted for 2011-12 will be $2.1 billion. Between 2007-08 and 2011-12 expenses in this policy area have remained stable although there have been fluctuations from year to year.
The key driver of environmental expenditure is the level of intervention required to secure desired outcomes, given community expectations, the condition of the environment and resource base, and the need to strike a sustainable balance between economic growth and environmental and natural resource protection.
Overall expenditure has remained relatively constant because programs are managed within nominated expenditure levels, rather than being subject to cost pressures attributable to, for example, technological advances, or to changes in demand attributable to demographic shifts. The major fluctuations occur when particular programs commence or conclude (such as the NSW Climate Change Fund or the City and Country Environment Restoration Program, or joint state-Australian Government programs such as the National Action Plan for Salinity and Water). Such programs tend to be for a given period, or a particular objective, and do not necessarily affect ongoing levels of expenditure. Some programs, such as drought assistance and biosecurity issue responses, represent specific responses to particular events and by their very nature are intended to be temporary.
Areas of Major Reform
The Government has adopted two broad themes in managing and protecting the environment and natural resources.
The first theme is protecting the natural environment and ensuring that the community has more opportunities to enjoy parks, reserves and waterways. This will be supported by a $103 million environment protection package over four years. A major focus is controlling the threat of weeds, feral animals and bushfire to biodiversity, both in national parks and on private land, with the package contributing $8 million for weed, pest and bushfire control in national parks in 2011-12.

Budget Statement 2011-12	4 - 27

In 2011-12, the Government is also providing $11 million through DPI, including an additional $1.5 million per annum, towards a concentrated and coordinated plan for noxious weeds.
The Government is also working towards green corridors, through both land acquisition and encouraging private conservation measures by farmers and other landholders. In 2011-12, the Government is spending $2.5 million from the package to regenerate degraded bushland and $6.6 million to purchase and protect green corridors across Sydney and NSW. The establishment of Dharawal State Conservation Area as a national park is under way.
Additionally, the Government is spending $650,000 to support the operations of the Nature Conservation Trust.
The second theme is balancing access to natural resources, especially where one land use could adversely impact other uses (such as if mining activity risked damage to aquifers providing water for agriculture). The Government’s strategic regional land use planning initiative will give communities and industries increased certainty about future access to natural resources.
In 2011-12, the Government is spending $2.6 million on developing a land use agricultural mapping policy as a tool to conserve strategic agricultural land, and $2.1 million on developing a land use policy for coal and coal seam gas assessment. This will link with planning expenditure on regional land use plans for the Upper Hunter and New England North West.
Resource balance is also required to underpin sustainable fishery practice, and a review in 2011-12 will address this issue. In 2011-12 the Government is spending $5 million to develop a structural adjustment policy for fisheries to ensure a sustainable fishing industry.

4 - 28	Budget Statement 2011-12

Chapter 5: General Government Revenues
•	Revenue growth in 2011-12 will be constrained to 3.4 per cent by recent weakness in economic conditions.

•	The Government’s commitments of payroll tax rebates for new jobs, abolition of the ad valorem homebuyers tax and reductions in club gaming rates are included in the Budget.

•	The low annual average growth rate of 3.7 per cent for revenue over the four years to 2014-15 is also due to the expiry of a number of National Partnerships across the forward estimates. Excluding National Partnerships, revenue grows at an annual average rate of 5.0 per cent over the four years to 2014-15.
5.1 Introduction
The Government expects to receive $59 billion in revenue in 2011-12, an increase of $2 billion on the $57 billion received in 2010-11. As illustrated in Chart 5.1, Commonwealth grants provide 45 per cent of state revenue, taxation provides 35 per cent, and the remainder is from sources such as sales of goods and services, dividends, royalties, fines and interest.
Chart 5.1: Composition of Total Revenue, New South Wales, 2011-12

Budget Statement 2011-12	5 - 1

5.2 Revenue Policy Changes
The revenue measures in this Budget deliver on the Government’s election commitments, contribute to the goals of restoring fiscal sustainability, address housing affordability and seek to obtain compensation for the financial impact of the Australian Government’s proposed carbon tax.
2011-12 Budget Measures
The revenue measures announced in this Budget are expected to increase state revenue by a combined $2.2 billion in the four years to 2014-15 (see Table 5.1).
Table 5.1: Tax Measures Announced in the 2011-12 Budget

	Revenue Impact (a)
	2011-12	2012-13	2013-14	2014-15
Measure	$m	$m	$m	$m

Target first home buyers’ stamp duty concession to newly built homes	131	277	305	336

Increase coal royalties for firms liable to the Australian Government’s Minerals Resource Rent Tax		235	244	465

Lower licence fees for safe drivers		-24	-29	-37

Increase Climate Change Fund contributions to offset SBS costs			150	150

Payroll tax rebate for workers with a disability	-2	-2	-2	-2

Total	129	486	668	912

(a)	Revenue impacts are expressed in nominal dollars. These figures show the part-year effect of the revenue measures where the change starts during the year.
First Home Buyers
From 1 January 2012, eligibility for the First Home Plus and First Home Plus One schemes will be limited to first home buyers purchasing newly constructed homes, including new homes purchased ‘off the plan’. The revised First Home Plus and First Home Plus One schemes will provide a full transfer duty exemption for eligible first home buyers purchasing a newly built home costing up to $500,000 and partial transfer duty exemptions for homes costing between $500,000 and $600,000.
Restricting the schemes to newly built homes will enhance incentives for new home construction. Over time, an expanded supply of homes will help to improve housing affordability for all home buyers.

Budget Statement 2011-12	5 - 2

The $7,000 First Home Owner grant will continue to be available for all eligible first home buyers.
Coal Royalties
The Australian Government’s proposed carbon tax on emissions of carbon dioxide and other greenhouse gases will be introduced from 1 July 2012. It will have a significant negative impact on State finances and increase the cost of providing a broad range of government services (see Box 2.1). The Australian Government has not provided compensation to New South Wales for these negative financial impacts, whereas compensation for privately-owned generators in some other states has been foreshadowed.
To address the negative financial impacts on NSW of the carbon tax, coal royalties in NSW will be increased. The increase will only apply to firms that are subject to the Australian Government’s proposed Minerals Resource Rent Tax (MRRT). As the Australian Government has committed to compensate mining companies for any royalties that are paid to state governments, the increase in royalties will not be an additional tax burden on mining companies.
NSW legislation to implement the royalty supplement will be prepared after the Australian Government finalises its carbon tax and MRRT legislation. The royalty supplement is intended to protect NSW revenue from Australian Government changes, while minimising the financial impact on NSW coal mining. The NSW Government is willing to discuss with the Australian Government alternative proposals that recognise the impact of the carbon tax on NSW finances.
Licence Fees for Safe Drivers
With effect from 1 July 2012, licence renewal fees will be halved for drivers with a record free of driving offences for at least five years. It is estimated that around 45 per cent of drivers will benefit from this change. The annual revenue cost will be influenced by a cyclical pattern of licence renewals.
Climate Change Fund Contributions
As announced by the former Government, the Climate Change Fund (CCF) contributions will increase by $100 million in 2012-13 to offset the cost of the Solar Bonus Scheme. The increased cost of the Solar Bonus Scheme, revealed in April 2011, requires a further increase of $150 million in the CCF contributions from 2013-14 to 2016-17. The combined changes will bring the annual contributions to $250 million in 2012-13 and $400 million from 2013-14 to 2016-17.
In addition, there is a budget impact of around $260 million in 2011-12 and around $130 million in 2012-13.

Budget Statement 2011-12	5 - 3

Payroll Tax Rebate for Workers with a Disability
As part of the Stronger Together package, the Government will provide a payroll tax rebate from January 2012 to support the entry of workers with a disability into the workforce. Employers who take on eligible new employees with a disability will receive a one-off $4,000 payroll tax rebate paid in two equal instalments after three months and after six months of employment.
Previously Announced Policy Decisions
Table 5.2 sets out the revenue effect of previously announced policy decisions that will commence during the Budget period.
Table 5.2: Revenue Effect of Previously Announced Decisions

	Revenue Impact (a)
	2011-12	2012-13	2013-14	2014-15
Measure	$m	$m	$m	$m

Payroll tax rebates (gross) for the first 100,000 new jobs		-88	-146	-79

Abolition of ad valorem levy on land title registration	-81	-99	-105	-108

Empty nesters concession extended to people aged 55 or over	-10

Clubs revised tax rates	-47	-67	-72	-78

Withdrawal of speed cameras	-8	-8	-8	-8

Increase Climate Change Fund contributions (implemented by former Government)		100	100	100

Abolish remaining IGA taxes		-310	-341	-369

Total	-146	-472	-572	-542

(a)	Revenue impacts are expressed in nominal dollars. These figures show the part-year effect of the revenue measures where the change starts during the year.
Payroll Tax Rebate
From 1 July 2011, businesses that are liable to payroll tax and that employ new staff may apply for a $4,000 payroll tax rebate for each additional employee. The rebate will be paid in two equal parts available from the first and second anniversary of the hire of a new employee. For part time employees, the rebate will be paid as a proportion of full time equivalent hours. The rebate will be available for the first 100,000 new payroll tax-paying jobs, with 40 per cent of the new jobs in regional areas and 60 per cent of the new jobs in metropolitan areas.
Metropolitan New South Wales includes metropolitan Sydney, including Gosford and Wyong, and the local government areas of Newcastle and Wollongong.

Budget Statement 2011-12	5 - 4

Ad Valorem Levy on Registration of Land Transfers
The Government is committed to improving housing affordability. To this end, the ad valorem component of the Torrens Assurance Levy on the registration of land transfers was repealed with effect from 1 July 2011.
From 1 July 2010 to 30 June 2011, the Torrens Assurance Levy consisted of a basic levy and an ad valorem levy on the registration of land transfers. The revenue from the basic levy is placed in the Torrens Assurance Fund and is used to compensate landowners and others with an interest in land, from loss or damage due to fraud or errors. The ad valorem levy was introduced in the 2010-11 Budget.
Empty Nesters Transfer Duty Concession
The Government has provided a one-off extension of the transfer duty concession for purchasers aged 65 or over, to include people aged 55 or over. The exemption applies to sales between 1 July 2011 and 30 June 2012. Individuals over 55 years selling an existing property and buying a newly constructed home costing up to $600,000, including “off the plan”, will pay zero transfer duty in 2011-12. The scheme increases incentives for new home construction, which will help to expand the supply of housing and accordingly improve housing affordability.
Club Gaming Tax
The Government has lowered taxation on gaming machines operated by clubs. The election commitments were set out in a Memorandum of Understanding, Strong Clubs, Stronger Communities, signed with ClubsNSW on 10 October 2010. The new legislation, which took effect on 1 September 2011, includes:
•	lower marginal tax rates, as set out in Table 5.3
•	renaming the Community Development and Support Expenditure (CDSE) tax rebate scheme as ‘ClubGRANTS’
•	an increase in the maximum tax rebate from 1.5 per cent to 1.85 per cent. The tax rebate reduces the top marginal tax rate for clubs that earn more than $1 million in gaming machine revenue. The tax rebate is determined by the value of financial or in-kind contributions to local community programs and services as a percentage of club gaming profits. Eligible contributions are grouped into two categories. The maximum tax rebate for the first category is capped at 0.75 per cent. The maximum tax rebate for the second category has been increased from 0.75 per cent to 1.1 per cent
•	creation of a third ClubGRANTS category for large scale projects or services associated with sport, health or community infrastructure. An amount equal to 0.4 per cent of prescribed club gaming profits will be paid by the Government into a new ‘ClubGRANTS Fund’

Budget Statement 2011-12	5 - 5

Table 5.3: Annual Club Gaming Machine Marginal Tax Rates(a)

		Marginal Tax Rates
	Previous Marginal Tax Rates	from 1 September 2011
Annual Revenue Range	per cent	per cent

0-$200,000	0.0	0.0

$200,000-$1m (for clubs with revenue <$1m) (b)	10.0	0.0

$200,000-$1m (for clubs with revenue >$1m) (b)	10.0	10.0

$1m - $5m	21.0	19.9

$5m - $10m	26.0	24.4

$10m - $20m	29.0	26.4

$20m plus	30.9	28.4

(a)	The tax rates shown do not take account of tax rebates under the CDSE/ClubGRANTS scheme and do not include GST.

(b)	For clubs earning gaming revenue above $1,000,000 a year, the benefit of the extension of the tax-free threshold to $1,000,000 will be withdrawn dollar for dollar as gaming revenue exceeds $1,000,000, with complete withdrawal when revenue reaches $1,800,000.
Speed cameras
The Minister for Roads and Ports has announced the withdrawal of a number of fixed speed cameras, pursuant to an election commitment to remove cameras that did not significantly reduce accidents. The camera withdrawals will reduce revenue by $8 million per year.
Climate Change Fund Contributions
In February 2011, the former Government announced that higher than anticipated costs of the Solar Bonus Scheme would be paid for out of unallocated funds in the Climate Change Fund (CCF). As unallocated funds in the CCF were insufficient to meet expected Solar Bonus Scheme costs, the former Government announced that it would increase contributions to the CCF by $100 million per year from 2012-13, bringing the annual contributions to $250 million. The contributions are paid by electricity and water distributors.

Budget Statement 2011-12	5 - 6

Abolish remaining IGA taxes
Under the Inter-Governmental Agreement on the Reform of Commonwealth-State Financial Relations (IGA) that introduced the GST in 2000 the States agreed to abolish a number of taxes, and to review by 2005 the ongoing need for other taxes, including mortgage duty, unquoted marketable securities, stamp duty on non-residential conveyances, lease duty, and hiring duty. NSW has met all of its commitments under the IGA.
The last remaining taxes — mortgage duty on business transactions, unquoted marketable securities duty, and duty on transfers of non-land business assets such as goodwill, patents, trademarks and other intellectual property — will be abolished from 1 July 2012.
5.3 Tax Forum
The Australian Government will hold a Tax Forum on 4-5 October 2011. The Tax Forum will be the first formal opportunity to discuss the recommendations of the Henry Tax Review (Australia’s Future Tax System, 2009) as well as other matters.
The NSW Government welcomes the Tax Forum as an opportunity to improve national and state taxation. The greatest benefits of tax reform will come with cooperation between all Australian governments.
The Government supports tax reform that keeps the tax burden on NSW families and businesses as low as possible while providing enough revenue to fund essential services and infrastructure. Reform should lead to national and state tax systems that are more efficient, result in less volatile revenue and provide funding which grows in line with increasing demands for state services over time. Reforms should also aim to improve the fiscal autonomy of the State by better matching own-source revenues to service provision requirements.
5.4 Revenue Trends
Summary of Revenues
Table 5.4 summarises the State’s revenue sources over the six years to 2014-15. Total revenue is expected to grow at an average annual rate of 3.7 per cent over the four years to 2014-15. This relatively slow growth reflects the expiry of a number of National Partnership agreements with the Australian Government during the forward estimates period. The NSW Government considers that these agreements should be renewed as they provide funding for important services to the community. If National Partnership agreements are excluded from revenue calculations, the average annual growth of revenue from over the four years to 2014-15 is 5.0 per cent.

Budget Statement 2011-12	5 - 7

Table 5.4: Summary of Revenues

								%Average
	2009-10	2010-11	2010-11	2011-12	2012-13	2013-14	2014-15	growth
	Actual	Budget	Est. Actual	Budget	Forward estimates			2010-11 to
	$ m	$ m	$ m	$ m	$ m	$ m	$ m	2014-15

Revenue from Transactions
Taxation	19,129	20,194	20,251	20,558	21,989	23,317	24,746	5.1
Grant revenue
Commonwealth — general purpose	13,419	14,827	13,900	15,205	16,250	17,158	17,823	6.4
Commonwealth — national agreements	6,554	6,817	6,860	6,806	7,163	7,518	8,122	4.3
Commonwealth — national partnership	6,367	4,456	4,215	4,452	3,708	2,744	1,863	-18.5
Other grants and contributions	643	641	642	585	683	858	802	5.7
Sale of Goods and Services	4,316	4,584	4,684	4,857	5,055	5,200	5,389	3.6
Interest Income	322	325	484	533	359	386	407	-4.2
Dividends and income tax equivalents from other sectors	2,037	1,705	2,039	1,815	2,288	2,297	2,192	1.8
Other dividends and distributions	285	347	391	529	425	448	474	5.0
Royalties	985	1,768	1,240	1,768	2,128	2,215	2,351	17.3
Fines, regulatory fees and other revenues	2,270	2,006	2,354	1,918	1,854	1,840	1,872	-5.6

Total Revenue	56,328	57,669	57,059	59,026	61,902	63,982	66,043	3.7
Annual change	13.4%		1.3%	3.4%	4.9%	3.4%	3.2%

Revenue without NPs	49,961	53,213	52,844	54,574	58,194	61,238	64,180	5.0
Annual change	7.4%		5.8%	3.3%	6.6%	5.2%	4.8%

2010-11 Revenue Estimates
Table 5.5 sets out the main sources of variation in the 2010-11 revenue estimates. Total revenue was $610 million, or 1.1 per cent, lower than forecast. The largest single contribution to this variation was $927 million less than expected in general purpose grants from the Australian Government. Further detail on revenue variations is provided in Appendix C.

Budget Statement 2011-12	5 - 8

Table 5.5: Main Sources of variation in 2010-11 revenue estimates

Variation from
2010-11 revenue	Budget	Main reasons why

Transfer duty	$147 m (3.6%) lower	Residential transfer duty was less than expected. The number of residential transactions (excluding first home buyers) was around 20,000 less than forecast. The net change in the volume of residential property transactions was entirely accounted for by properties costing less than $600,000, with the number of properties sold for more than $600,000 slightly higher than forecast. Weaker residential duty was partially offset by increased revenue from large commercial transactions (duty greater than $1 million per transaction).

Commonwealth general purpose grants	$927m (6.3%) lower	GST revenue was lower by $881 million largely due to downward revisions to national GST revenue.

National Partnerships	$241m (5.4%) lower	Nation Building Program road investment component was $250 million less than expected due to a payment occurring in 2009-10 rather than in 2010-11 as expected.

Interest Income	$159m (48.9%) higher	Proceeds from the sale of electricity assets have been held in interest bearing deposits pending the outcome of the Tamberlin Inquiry, generating $76 million of interest.

Dividends and income tax equivalents	$334 m (19.6%) higher	Largely due to better than expected profitability of the Government’s electricity businesses along with increased income tax equivalent payments driven by gains on sale of the retail arms of the electricity distribution businesses, offset by lower dividend payout ratios (as a proportion of net profit after tax).

Royalties	$528 m (29.9%) lower	Around one third of the variation was due to higher than expected value of the Australian dollar, while the remainder was largely due to reduced sales volumes associated with supply chain issues in Newcastle and reduced demand from Japan as a result of the tsunami.

Fines, regulatory fees and other revenues	$348 m (17.3%) higher	Fines revenue was $87 million less than forecast reflecting a slower than expected roll-out of mobile speed cameras, and revised placement of warnings to motorists. Revenue was revised upwards as a result of council roads being transferred to the RTA and an upward revision resulting from private sector non cash contributions to the Living Murray Joint Venture.

Budget Statement 2011-12	5 - 9

5.5 Taxation Revenue
Table 5.6 gives estimates of each tax for the six-year period to 2014-15. Tax revenue is forecast to grow by an average of 5.1 per cent per annum over the four years to 2014-15. Chart 5.2 shows the composition of NSW tax revenue.
Table 5.6: Taxation Revenue

	2009-10	2010-11	2010-11	2011-12	2012-13	2013-14	2014-15	% Growth
	Actual	Budget	Est. Actual	Budget	Forward estimates			2010-11 to
	$m	$m	$m	$m	$m	$m	$m	2014-15

Stamp Duties
Transfer Duty	3,739	4,049	3,902	3,653	4,271	4,723	5,166	7.3
Insurance	678	700	718	754	787	819	852	4.4
Mortgages	117	132	136	141	4	0	0	—
Marketable Securities	52	47	50	56	2	0	0	—
MotorVehicles	587	606	589	615	635	671	710	4.8
Other	3	0	0	0	0	0	0

	5,176	5,534	5,395	5,219	5,699	6,213	6,728	5.7

Payroll Tax	6,138	6,324	6,382	6,619	7,150	7,572	8,001	5.8

Land Tax	2,296	2,328	2,289	2,482	2,643	2,813	2,987	6.9

Taxes on Motor Vehicle
Ownership and Operation
Weight Tax	1,312	1,421	1,474	1,548	1,619	1,689	1,762	4.6
Vehicle Registration and Transfer Fees	307	318	321	333	348	368	382	—
Other MotorVehicle Taxes	35	36	36	38	40	41	43	4.5

	1,654	1,775	1,831	1,919	2,007	2,098	2,187	4.5

Gambling and Betting
Racing	164	171	165	171	178	185	191	3.7
Club Gaming Devices	640	676	673	690	719	756	795	43
Hotel Gaming Devices	425	460	459	480	519	553	589	6.4
Lotteries and Lotto	349	335	307	316	327	335	344	2.9
Casino	116	149	140	145	163	174	187	7.5
Other Gambling & Betting	11	13	13	13	14	15	16	5.3

	1,705	1,804	1,757	1,815	1,920	2,018	2,122	4.8

Other Revenues
Health Insurance Levy	141	145	145	154	164	174	186	6.4
Insurance Protection Tax	66	69	67	0	0	0	0	—
Parking Space Levy	101	105	93	96	99	103	106	3.3
Emergency Services Contributions	554	626	672	698	662	658	656	-0.6
Waste and Environment Levy	295	385	368	433	460	465	490	7.4
Government Guarantee Fee	439	544	443	574	616	610	682	11.4
Private Transport Operators Levy	14	11	24	19	20	23	24	0.0
Pollution Control Licences	46	50	48	48	48	49	51	1.5
Other Taxes	504	494	737	482	511	521	526	-8.1

	2,160	2,429	2,597	2,504	2,570	2,603	2,721	1.2

Total Tax Revenue	19,129	20,194	20,251	20,558	21,989	23,317	24,746	5.1
Annual change	7.1%		5.9%	1.5%	7.0%	6.0%	6.1%

Budget Statement 2011-12	5 - 10

Chart 5.2: Composition of Tax Revenue, 2011-12
Transfer Duty
Stamp duty on transfers of real estate reflects the number of property sales and the value of these properties. For forecasting purposes particular attention is given to the residential real estate market, which delivers around three-quarters of transfer duty revenue, and is typically the largest source of volatility.
Increasing uncertainty has given rise to a recent sharp fall in consumer confidence. Combined with the increase in the saving ratio outlined in Chapter 2, a cyclical decline in transfer duty is expected in 2011-12 as shown in Chart 5.3. This is a significantly weaker outlook than expected in the Half Yearly Review.
Above trend economic growth in later years is expected to lead to a cyclical upturn in transfer duty over the remainder of the forward estimates. However, even with this cyclical upturn, transfer duty is not expected to exceed its 2006-07 level until 2012-13.

Budget Statement 2011-12	5 - 11

Chart 5.3: Transfer Duty
Other Stamp Duties
Other stamp duties include duty on general insurance, duty on the transfer of a new or used motor vehicle, and duty on mortgages and marketable securities. Although duties on mortgages and marketable securities will be abolished with effect from 1 July 2012, some revenue from these sources will continue to be paid during 2012-13 relating to earlier transactions.
Duty on motor vehicle transfers is expected to grow over the four years to 2014-15 at a cumulative annual growth rate of 4.8 per cent. The revenue forecast reflects historic growth in the number of motor vehicle sales and expected vehicle price growth in line with forecast inflation.
Payroll Tax
Payroll tax receipts in 2011-12 will be affected by weaker employment growth before recovering in the later years as employment growth picks up. Payroll tax revenue is expected to grow at an average annual rate of 5.8 per cent in the four years to 2014-15.
The net cost of the payroll tax rebates for the first 100,000 new jobs will be reduced by any stronger than expected employment growth.

Budget Statement 2011-12	5 - 12

Land Tax
Growth in land tax revenue is based on forecast growth rates for residential, commercial and industrial land. Land tax revenue is expected to recover in 2011-12 following the decline in 2010-11, as land values increase. Land tax revenue is expected to grow at an average annual rate of 6.9 per cent in the four years to 2014-15. Land tax assessments are issued for a calendar year, and are based on the average of land values in the previous three calendar years. Averaging has the effect of smoothing annual variations in land values.
A review of the current land tax assessment processes is being undertaken. This will consider options for making assessments simpler to understand and more certain for taxpayers.
Taxes on Motor Vehicle Ownership and Operation
Annual taxes on motor vehicles include weight tax and a fee for vehicle registration. Revenue from taxes on vehicle ownership and operation is expected to grow at 4.5 per cent per annum over the four years to 2014-15. This growth reflects estimates of vehicle fleet growth and CPI indexation of tax thresholds.
Gambling Taxes
The revenue forecast for club gaming duty takes account of the changed tax rates effective from 1 September 2011 (see section 5.2). The forecast for casino duty revenue reflects an expected increase in activity following the casino’s refurbishment. Lotteries revenue is forecast to grow a little more slowly than gross state product, reflecting the recent trend.
The revenue estimates take no account of gambling measures proposed by the Australian Government, including pre-commitment technologies for poker machines. These proposals, if implemented, are expected to reduce state revenue.
5.6 Grant Revenue
Australian Government General Purpose Payments
NSW GST payments in the four years to 2013-14 are estimated to be $2.0 billion less than expected in the 2010-11 Budget, and $1.1 billion less than expected in the Half Yearly Review.
This shortfall is a significant cause of the deterioration in the overall NSW Budget position since the Half Yearly Review.
GST in 2011-12 is estimated at $15.2 billion (see Table 6.3), an increase of 9.3 per cent on 2010-11. However, this is $586 million less than forecast in the 2010-11 Budget and $395 million less than estimated in the Half Yearly Review.

Budget Statement 2011-12	5 - 13

The NSW share of total GST revenue increased marginally from 30.85 per cent 2010-11 to 30.92 per cent in 2011-12. See Chapter 6 for more details.
Other Australian Government Payments
Other payments from the Australian Government include National Specific Purpose Payments (SPPs) — provided under National Agreements — and National Partnership payments.
National SPPs are estimated at $6.8 billion in 2011-12. These payments increase fairly steadily from year to year, under the indexation and state distribution arrangements contained in the December 2008 Intergovernmental Agreement on Federal Financial Relations. Slightly higher growth in 2014-15 reflects additional Australian Government payments for hospitals under National Health Reform.
National Partnership payments are estimated to increase to $4.5 billion in 2011-12, 5.6 per cent higher than in 2010-11. NPs associated with the Australian Government’s economic stimulus packages will decline by 43.5 per cent in 2011-12, and fall further in the forward years.
In 2011-12 this fall is offset by an increase in transport NPs and the interim arrangements for the transition of responsibility for aged care and some disability services to the Australian Government. In 2011-12 the Australian Government will provide funding for some aged care services through an NP rather than an SPP as in the past.
Overall reductions in NPs in the forward years result from the scheduled expiry of several NPs. The decline in NPs represents a significant risk as the services funded are critical to the community and will be difficult to withdraw if the Australian Government does not continue the funding.
Further details on National SPPs and NPs are provided in Chapter 6.
Other Grants and Subsidies
The majority of ‘other grants and subsidies’ consists of contributions by electricity and water providers to the Climate Change Fund, and contributions to schools by parents and citizens associations. This revenue category is expected to grow by 5.7 per cent in the four years to 2014-15, including increases to the Climate Change Fund contributions of $100 million in 2012-13, and $250 million in 2013-14 and 2014-15. The $57 million decline in 2011-12 reflects a decline in inter-agency grants, including changed accounting classifications.

Budget Statement 2011-12	5 - 14

Table 5.7: Grant Revenue

	2009-10	2010-11	2010-11	2011-12	2012-13	2013-14	2014-15
	Actual	Budget	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

Commonwealth — general purpose	13,419	14,827	13,900	15,205	16,250	17,158	17,823
Commonwealth — national agreements	6,554	6,817	6,860	6,806	7,163	7,518	8,122
Commonwealth — national partnership	6,367	4,456	4,215	4,452	3,708	2,744	1,863
Total Commonwealth grants	26,341	26,100	24,975	26,463	27,122	27,420	27,808
Annual change in Commonwealth Grants			-5.2%	6.0%	2.5%	1.1%	1.4%
Other grants and subsidies	643	641	642	585	683	858	802

Total grant revenue	26,983	26,741	25,617	27,048	27,804	28,278	28,610

5.7 Other Revenues
Sale of Goods and Services
Sale of goods and services revenue arises from the use of government assets and from revenue generated by agencies in their normal trading activities. These sales include revenue from the rental of State-owned property, entry fees for national parks and museums, court fees and tolls from government operated roads. ‘Fees for service’ include payments from non-Budget sector agencies, which are balanced by expense items in the accounts of the relevant agencies. The Department of Health receives revenue from the Australian Government for the provision of services to veterans.
Revenue from the sale of goods and services is expected to grow at an annual rate of 3.6 per cent in the four years to 2014-15.

Budget Statement 2011-12	5 - 15

Table 5.8: Sale of Goods and Services

	2009-10	2010-11	2010-11	2011-12	2012-13	2013-14	2014-15
	Actual	Budget	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

Sale of Goods and Services
Rents and leases	217	207	215	246	254	237	251
Fees for Service	588	645	649	666	672	679	696
Entry Fees	35	36	40	46	39	40	38
Patient Fees and Other Hospital Charges	464	536	570	580	611	644	679
Department of Veterans’ Affairs	284	312	307	307	323	341	359
Court Fees	223	226	197	194	200	205	210
Road Tolls	138	144	142	143	149	156	160
Other Sales of Goods and Services	2,368	2,478	2,564	2,677	2,807	2,899	2,996

Sale of Goods and Services	4,316	4,584	4,684	4,857	5,055	5,200	5,389

Interest Income
Interest income includes returns on managed bond investments (including investments with NSW Treasury Corporation) and interest on bank deposits.
Interest income is expected to decrease at an average annual rate of 4.2 per cent in the four years to 2014-15 (Table 5.9). Proceeds from the sale of electricity assets will be held in interest bearing deposits until the completion of the Tamberlin Inquiry into the sale process, contributing to a net increase of $49 million in interest in 2011-12. The funds are assumed to be used to pay down debt from the beginning of March 2012, contributing to a net decrease of $174 million interest income in 2012-13. See also Table 8.3 for the impact of the electricity transactions on investment income and debt reduction.
Table 5.9: Interest Income

	2009-10	2010-11	2010-11	2011-12	2012-13	2013-14	2014-15
	Actual	Budget	Est. Actual	Budget	Forward. estimates
	$m	$m	$m	$m	$m	$m	$m

Interest Income	322	325	484	533	359	386	407

Budget Statement 2011-12	5 - 16

Dividends and Income Tax Equivalents
Dividends give the government a commercially appropriate return on its investment in commercial businesses. Dividends are determined individually for each business, taking account of operational requirements and investment programs. The payment of income tax equivalents places government-owned businesses on a similar footing to private sector companies.
Dividends and tax equivalent payments are expected to grow at an average annual rate of 1.8 per cent in the four years to 2014-15. Changes in the electricity industry lead to significant variations in dividends and tax equivalents over the forward estimates.
Dividends and income tax equivalent payments from the Government’s generation businesses will decline in 2011-12 following the sale of generation trading rights in 2010, and will decline further from 2012-13 with the commencement of the Australian Government’s carbon pricing regime.
Dividends from the electricity transmission and distribution businesses are expected to increase to 2012-13 and subsequently decline. In the initial two years recent capital investments deliver increased returns, as determined by the independent Australian Energy Regulator.
Subsequently returns from electricity network businesses are forecast to decline with the expiry of transitional service agreements made with the purchasers of retail businesses and the stranding of some costs that were previously supported by this revenue, including costs associated with employment guarantees.
Income tax equivalent payments by electricity network businesses reflect the changing profile of dividends, with the additional effect of $130 million of income tax levied on proceeds of sale of retail businesses in 2010-11.

Budget Statement 2011-12	5 - 17

Table 5.10: Dividends and Income Tax Equivalent Revenue

	2009-10	2010-11	2010-11	2011-12	2012-13	2013-14	2014-15
	Actual	Budget	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

Dividends
Electricity
Generation	291	215	204	117	80	42	36
Distribution and Transmission	575	462	490	579	825	766	668
Water, Property and Resources	374	334	358	367	423	472	484
Financial Services	39	51	91	51	55	61	67
Ports	3	9	9	21	23	54	65
Other	0	0	0	0	0	0	0

	1,282	1,070	1,152	1,135	1,405	1,395	1,320

Income tax equivalents
Electricity
Generation	221	165	166	100	39	27	30
Distribution and Transmission	324	250	522	360	524	507	449
Water, Property and Resources	150	171	113	146	259	299	314
Financial Services	17	18	45	22	24	26	29
Ports	41	27	38	48	33	39	44
Other	1	3	2	5	5	6	6

	755	635	887	680	883	902	872

Total Dividends and Income Tax Equivalent Revenue	2,037	1,705	2,039	1,815	2,288	2,297	2,192

Other Dividends and Distributions
Almost two thirds of this revenue category is received from the NSW Self Insurance Corporation, which generates revenue through investments in NSW Treasury Corporation. The significant increase in 2011-12 and decline in 2012-13 is due to a forecast special dividend of $127.6 million from Snowy Hydro Limited in 2011-12, distributing profits accumulated in previous years.
Table 5.11: Other Dividends and Distributions

	2009-10	2010-11	2010-11	2011-12	2012-13	2013-14	2014-15
	Actual	Budget	Est. Actual	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m	$m

Total Other Dividends and Distributions	285	347	391	529	425	448	474

Budget Statement 2011-12	5 - 18

Royalties
Around 95 per cent of royalties revenue is derived from coal. The key determinants of coal royalties are the volume of coal exports, international coal prices, and the exchange rate.
Average annual revenue growth from mineral royalties is expected to be 17.3 per cent in the four years to 2014-15. The growth in 2011-12 reflects higher export volumes and higher prices than in 2010-11. The average Australian-US dollar exchange rate in 2011-12 is expected to remain around its 2010-11 average value, with a depreciating trend over the forward estimates.
The forecasts take account of changes to royalties for companies paying the Australian Government’s MRRT from 2012-13 intended to offset net revenue effects of the Australian Government’s carbon tax.
Table 5.12: Royalties

	2009-10	2010-11	2010-11	2011 ·12	2012-13	2013-14	2014-15
	Actual	Budget	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

Total Royalties	985	1,768	1,240	1,768	2,128	2,215	2,351

Fines, Regulatory Fees, Licences and Other Revenue
Total revenue in this category is expected to decline at an average annual rate of 5.6 per cent in the four years to 2014-15, including a decline of $436 million from 2010-11 to 2011-12. The overall decline in revenue from this category is comprised of different trends in its components (see Table 5.13).
Revenue from fines is expected to grow at an average annual rate of 4.5 per cent in the four years to 2014-15, reflecting growth of motor vehicle numbers.
Revenue from regulatory fees is expected to decline at an average annual rate of 8.6 per cent in the four years to 2014-15. A national Business Names Registration scheme will replace state-based systems, reducing revenue from regulatory fees by $23 million per year from 2011-12. In 2014-15 revenue from regulatory fees is expected to decrease by $39 million, reflecting a cycle in building licence fees. The expiry of a major mining exploration licence, for which revenue is amortised over the life of the licence, will reduce regulatory fee revenue by $37 million in 2013-14 and by $19 million in 2014-15.
Licence revenue will decline at an average annual rate of 4.2 per cent in the four years to 2014-15, reflecting the halving of licence fees for drivers with safe records. Annual variations in licence revenue also reflect a cycle in revenue arising from 1-year, 3-year and 5-year licence renewals.

Budget Statement 2011-12	5 - 19

‘Other revenue’ was boosted in 2010-11 by the transfer of various council roads to the RTA, and by private sector non-cash contributions to the Living Murray Joint Venture. The temporary nature of these revenues accounts for $205 million of the decline in ‘other revenues’ in 2011-12.
Table 5.13: Fines, Regulatory Fees and Other Revenue

	2009-10	2010-11	2010-11	2011-12	2012-13	2013-14	2014-15
	Actual	Budget	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

Fines	337	428	343	339	372	409	409
Regulatory fees	231	257	246	231	213	211	172
Licences	168	196	185	147	107	126	156
Other revenues	1,535	1,125	1,581	1,202	1,161	1,095	1,135

Total fines, regulatory fees and other revenues	2,270	2,006	2,354	1,918	1,854	1,840	1,872

5.8 Revenue Risks
Chapter 3 sets out general Budget risks, including the sensitivity of total revenue to changes in economic conditions. In addition to these general factors, there are several key risks for the revenue forecasts.
•	Transfer duty is extremely volatile. Annual changes in transfer duty have ranged from minus 30 per cent to plus 96 per cent in the last 30 years.
•	Variations in the size of the GST pool or the Commonwealth Grants Commission’s state relativities can result in large dollar variations in state revenue.
•	Mineral royalties can be volatile due to the effects of movements in export volumes, prices and the currency.
•	The Australian Government’s MRRT legislation has not yet been introduced. The details of the increased royalties on the companies subject to the MRRT will be determined following the finalisation of the MRRT legislation.
•	As discussed in Box 2.1, the Australian Government’s proposed carbon tax is expected to reduce state revenue by around $45 million in 2011-12, rising to $396 million in 2014-15. While the Australian Government and NSW Treasury have conducted modelling to estimate the effects of the carbon tax, any such modelling is sensitive to the underlying assumptions and shifts in business confidence that are not accounted for in the modelling. Furthermore, possible changes arising in the passage of legislation cannot be modelled.
•	The Australian Government’s proposed gambling reforms, including possible pre-commitment technologies for poker machines, have not yet been finalised. The proposals have the potential to reduce state revenue significantly.

Budget Statement 2011-12	5 - 20

5.9 Tax Expenditures and Concessions
The concept of tax expenditures and concessions recognises that favouring particular groups through special tax or fee treatment is economically equivalent to explicit payments, and has the same effect on the Budget’s bottom line.
Appendix E lists and, where possible, costs each major tax expenditure and concession, to help comparison with the budgetary cost of direct outlays.
Tax Expenditures
Tax expenditures are a measure of the revenue forgone by the State as a result of concessional tax treatment for particular beneficiaries. One example is the transfer duty exemption for eligible first home buyers.
Tax expenditures can take the form of:
•	exempting certain taxpayers from a tax
•	applying a lower rate of tax, a rebate or deduction, to certain taxpayers or
•	deferring the time for payment of a tax liability by certain taxpayers.
Tax expenditures estimates in this chapter are for the financial years 2009-10, 2010-11 and 2011-12, except for land tax which uses calendar years 2009, 2010 and 2011.
Table 5.14 is a summary of major ($1 million or greater) tax expenditures for each type of tax.
Table 5.14: Major Tax Expenditures by Type

	2009-10		2010-11		2011-12
		Tax Exp. as		Tax Exp. as		Tax Exp. as
		% of tax		% of tax		% of tax
	Tax Exp.	revenue	Tax Exp.	revenue	Tax Exp.	revenue
Tax	$m	collected	$m	collected	$m	collected

Transfer Duty	846	22.6	1,218	31.2	803	22.0
General and Life Insurance Duty	801	118.1	861	119.9	901	119.5
Mortgage Duty	86	73.5	143	105.1	130	92.2
Marketable Securities Duty	108	207.7	97	194.0	105	187.5
Payroll Tax	1,102	18.0	1,124	17.6	1,174	17.7
Land Tax	592	25.8	605	26.4	623	25.1
Taxes on Motor Vehicles	405	18.1	433	17.9	456	18.0
Parking Space Levy	46	45.5	48	51.6	51	53.1
Gambling and Betting Taxes	579	33.9	654	37.2	770	42.4

Total	4,565	23.9	5,183	25.6	5,013	24.4

The estimated cost to revenue of tax expenditures in 2011-12 is $5.0 billion, equivalent to 24.4 per cent of total tax revenue. This represents a decrease of $170 million from total 2010-11 tax expenditures of $5.2 billion.

Budget Statement 2011-12	5 - 21

The largest contribution to the decrease is a reduction in transfer duty tax expenditures. This reflects targeting first home buyer concessions to new dwellings and a return to normal levels of corporate reconstructions.
Gambling and betting tax expenditures are estimated to increase by $116 million in 2011-12. Gaming machines in clubs are taxed at lower rates than gaming machines in hotels. The increased tax expenditure reflects the lowering of clubs’ tax rates from 1 September 2011 and brings the total tax expenditure on clubs to $770 million in 2011-12.
Tax expenditures for payroll tax are expected to increase in 2011-12 by $50 million in line with the forecast increase in payroll tax revenue.
Table 5.15 classifies tax expenditures by function.
Table 5.15: Tax Expenditures by Function

	2009-10	2010-11	2011-12
Function	$m	$m	$m

General Public Services	226	238	247
Defence	—	—	—
Public Order and Safety	5	6	6
Education	166	167	175
Health	533	547	571
Social Security and Welfare	621	666	692
Housing and Community Amenities	597	610	399
Recreation and Culture	587	662	778
Fuel and Energy	—	—	—
Agriculture, Forestry, Fishing and Hunting	418	431	445
Mining, Manufacturing and Construction	—	—	—
Transport and Communications	71	77	81
Other Economic Affairs	1,337	1,760	1,609
Other Purposes	4	19	10

Total	4,565	5,183	5,013

Concessions
Concessional charges involve the sale of goods and services to certain users at a lower charge or fee, compared to the wider community. Concessions could include complete exemption from charges or fees, or lower rates for charges and fees. One example is lower public transport fares for pensioners and older Australians.
Table 5.16 classifies by function the major concessions provided by the NSW Government. The total value of major concessions, primarily to pensioners, older Australians and school students, is estimated at $1.8 billion in 2011-12, an increase of $84 million from 2010-11.

Budget Statement 2011-12	5 - 22

Education and social security and welfare account for around two-thirds of the estimated cost of concessions. Educational concessions include the school student transport scheme. Social security and welfare concessions include concessional charges to pensioner concession card holders for transport, water and energy.
Table 5.16: Concessions by Function

	2009-10	2010-11	2011-12
Function	$m	$m	$m

General Public Services	—	—	—
Defence	—	—	—
Public Order and Safety	—	—	—
Education	600	612	626
Health	184	187	195
Social Security and Welfare	490	496	498
Housing and Community Amenities	345	364	424
Recreation and Culture	10	11	12
Fuel and Energy	—	—	—
Agriculture, Forestry, Fishing and Hunting	4	4	4
Mining, Manufacturing and Construction	—	—	—
Transport and Communications	—	—	—
Other Economic Activities	—	—	—
Other Purposes	—	—	—

Total	1,633	1,675	1,759

Budget Statement 2011-12	5 - 23

Chapter 6: Federal Financial Relations
•	Total Australian Government payments to New South Wales are estimated at $26.5 billion in 2011-12, an increase of 6.0 per cent on 2010-11.

•	The Australian Government has reduced its GST revenue estimates for the four years to 2013-14 by $10.8 billion compared to its 2010-11 Budget.

•	NSW GST estimates for the four years to 2013-14 have been revised down by $2.0 billion compared to the 2010-11 Budget.

•	The Review of GST Distribution provides an opportunity to recalibrate the current approach to Horizontal Fiscal Equalisation (HFE) in order to encourage economic reform and provide greater stability in outcomes.

•	The Australian Government will provide $6.8 billion in National Specific Purpose Payments and $4.5 billion in National Partnership payments (NP) to New South Wales in 2011-12.

•	Average annual total revenue growth over the four years to 2014-15 is 3.7 per cent due to the effect of expiring NPs, including the economic stimulus NPs. Excluding NPs, average annual revenue growth over the period is 5.0 per cent.

•	The Council of Australian Governments (COAG) continues to drive reforms across a number of policy, service delivery and regulatory areas. In particular, COAG concluded a National Health Reform Agreement in August 2011. Under the Agreement the Australian Government will increase its hospital funding contribution ultimately to 50 per cent of the efficient growth in hospital costs from 2017-18.
6.1 Introduction
Australian Government payments to New South Wales comprise 44.8 per cent of total NSW revenue in 2011-12. Total Australian Government payments to New South Wales are estimated to be $26.5 billion in 2011-12, an increase of 6.0 per cent on 2010-11.
Australian Government payments account for a significant share of all States’ revenues as a result of the vertical fiscal imbalance (VFI) that characterises Australia’s federal financial relations. VFI arises as a result of the mismatch between the large spending responsibilities of the States which have limited revenue options whereas the Australian Government has larger revenue sources compared to its own spending needs.1
NSW estimates of Australian Government payments to the State are summarised in Table 6.1.

[1]	Unless otherwise stated, a reference to the states refers to the Australian states and territories.

Budget Statement 2011-12	6 - 1

Table 6.1: Australian Government Payments to New South Wales (a)

	2009-10	2010-11		2011-12	2012-13	2013-14	2014-15	% Average growth
	Actual	Budget	Est. Actual	Budget	Forward estimates			2010-11 to
	$m	$m	$m	$m	$m	$m	$m	2014-15

GST revenue(b)	13,478	14,762	13,881	15,175	16,220	17,128	17,793	6.4
Budget Balancing Assistance	52	—	—	—	—	—	—	—
Other general purpose payments	(110)	64	18	30	30	30	30	12.9

Total general purpose payments	13,419	14,827	13,900	15,205	16,250	17,158	17,823	6.4

National Specific Purpose Payments and other	6,554	6,817	6,860	6,806	7,163	7,518	8,122	4.3
National Partnerships	6,367	4,456	4,215	4,452	3,708	2,744	1,863	(18.5)

Total Australian Government payments	26,341	26,100	24,975	26,463	27,122	27,420	27,808	2.7

(a)	Excludes payments ‘through’ the State such as non-government school and local government funding.

(b)	Includes prior year adjustments.
Chart 6.1: Composition of Australian Government Payments to New South Wales 2011-12
GST revenue comprises over half Australian Government payments to New South Wales (see Chart 6.1). Section 6.2 provides detail on GST payments to New South Wales.
The Australian Government’s Review of GST Distribution also is discussed in Section 6.2.
Specific purpose payments (SPPs) provided under National Agreements (NAs) and National Partnerships (NPs) account for virtually all other Australian Government payments to New South Wales. Section 6.3 provides further details on SPP payments to New South Wales.
Specific purpose payments generally reflect decisions on National Agreements and National Partnerships agreed at Council of Australian Governments (COAG) meetings.

6 - 2	Budget Statement 2011-12

On 2 August 2011, COAG approved the National Health Reform Agreement. The implications of the agreement for Federal financial relations and progress in COAG’s wider reform agenda are discussed in Section 6.4.
Table 6.2 shows Australian Government payments to all states in 2011-12 and the difference between those payments and amounts states would have received had payments been based solely on population.
Based on these Australian Government estimates, New South Wales will receive 31.1 per cent of total payments in 2011-12. This is $1 billion ($141 per person) less than New South Wales would receive had payments been based on population shares.
Among the larger states that receive less than a population share, Western Australia ($578 less) has the largest per person shortfall, and Queensland ($100 less) the smallest. The smaller jurisdictions receive more than population shares of Australian Government payments: the Northern Territory ($11,931) receives the most per person, and the Australian Capital Territory ($148) the least.
Table 6.2: State Shares of Australian Government Payments 2011-12 (a)

				Difference between population
		Share of	Share of	share and payments
	Payments	payments	population	Total	Per person
	$m	%	%	$ m	$

New South Wales	29,280	31.1	32.2	(1,037)	(141)
Victoria	21,164	22.5	24.9	(2,211)	(390)
Queensland	18,649	19.8	20.3	(465)	(100)
Western Australia	8,377	8.9	10.4	(1,367)	(578)
South Australia	8,376	8.9	7.3	1,509	905
Tasmania	2,827	3.0	2.3	710	1,382
Australian Capital Territory	1,562	1.7	1.6	54	148
Northern Territory	3,775	4.0	1.0	2,806	11,931

(a)	Figures for NSW in this table differ from those in other tables in this chapter because Australian Government estimates are used. Australian Government figures include payments ‘through’ the states. Payments to states exclude unallocated royalty payments to WA and NT (totalling $937 million) and other unallocated payments. Payment figures sourced from Australian Government 2011-12 Budget Paper No 3.
6.2 GST Revenue
NSW GST revenue in the four years to 2013-14 is estimated to be $2.0 billion less than expected in the 2010-11 Budget, and $1.1 billion less than expected in the Half Yearly review.
This shortfall is a major cause of the deterioration in the overall NSW Budget position since the Half Yearly Review.

Budget Statement 2011-12	6 - 3

GST in 2011-12 is estimated at $15.2 billion (see Table 6.3), an increase of 9.3 per cent on 2010-11. However, this is $586 million less than forecast in the 2010-11 Budget and $395 million less than estimated in the Half Yearly Review.
Table 6.3: GST-related Payments to New South Wales

	2009-10	2010-11		2011-12	2012-13	2013-14	2014-15	% Average growth
	Actual	Budget	Est. Actual	Budget	Forward estimates			2010-11 to
	$m	$m	$m	$m	$m	$m	$m	2014-15

GST revenue (a)	13,478	14,762	13,881	15,175	16,220	17,128	17,793	6.4
Budget Balancing Assistance	52	—	—	—	—	—	—	—

Total GST-related payments	13,530	14,762	13,881	15,175	16,220	17,128	17,793	6.4

(a)	Includes prior year adjustments.
GST payments in any year are affected by:
•	the total GST pool, based on GST revenue net of collection costs
•	NSW GST relativity, recommended by the Commonwealth Grants Commission (CGC) and determined by the Australian Treasurer
•	NSW population, based on Australian Bureau of Statistics population estimates.
The GST Pool
The GST revenue pool has been volatile and subject to significant downward revisions in recent years.
The GST pool was cut in the Australian Government’s 2011-12 Budget by $10.8 billion for the four years 2010-11 to 2013-14 compared to estimates in its 2010-11 Budget, including a reduction of $5.9 billion since its Mid-Year Economic and Financial Outlook (MYEFO) released in November 2010. Chart 6.2 shows the Australian Government’s successive budget revisions since its 2008-09 Budget to the GST revenue pool. These reductions have caused large downward revisions to NSW GST over the past three years.

6 - 4	Budget Statement 2011-12

Chart 6.2: Australian Government GST Pool Estimates
Source: Australian Government, Budget Paper No. 3, various.
The reduction in the GST pool estimates reflects the weaker outlook for consumption and dwelling investment as households continue to curtail spending and reduce debt/increase saving, in the aftermath of the global financial crisis.2
Chart 6.3 shows (in Panel A) Australian household consumption as a share of GDP declining from 58.0 per cent in 2004-05 to 54.3 per cent in 2009-10. In addition, the proportion of total household consumption spent on goods and services liable to the GST has fallen from 64.4 per cent in 2004-05 to 60.6 per cent in 2009-10 (Panel B).

[2]	Australian Government, 2011-12 Budget Paper No. 3, Australia’s Federal Relations, p. 104.

Budget Statement 2011-12	6 - 5

Chart 6.3: Consumption Impacts on GST revenue

Panel A: Household consumption as a share of GDP	Panel B: Household consumption of GST-liable goods and services as a share of total household consumption (a)

(a)	Calculated as household final consumption spending excluding food, rent and other dwelling services, health and education services as a proportion of total household final consumption spending. Underlying data from Australian Bureau of Statistics, Australian National Accounts: State Accounts, 2009-10 (Cat. No. 5220.0).
Trends in these factors will affect GST growth and add uncertainty to revenue forecasts over coming years.
In the forward years the GST pool also will be influenced by the introduction of the Australian Government’s carbon tax from 2012-13. Australian Government modelling indicates introduction of the carbon tax could add 0.7 percentage points to the CPI increase for that year and slightly weaken GDP growth. We have assumed the GST pool in 2012-13 will reflect these influences.
New South Wales’ GST Relativity
The CGC’s 2011 Update published in February 2011 recommended GST revenue sharing relativities to be applied in 2011-12. The GST relativities, when applied to State populations, determine States’ shares of the GST revenue pool. The Australian Treasurer accepted the CGC’s 2011 Update relativity recommendations.
NSW share of the national GST pool for 2011-12 is estimated at 30.92 per cent, up slightly from 30.85 per cent in 2010-11. This slight increase in NSW GST pool share increased NSW GST revenue payments by $78 million in 2011-12. Table 6.4 shows the major factors affecting NSW GST pool share in the 2011 Update.

6 - 6	Budget Statement 2011-12

Table 6.4: 2011 Update — Major Factors Affecting NSW Relativity

Factor	$ million	Reasons for change

Interstate wages	(407)	Private sector wage growth in NSW was below average, reducing NSW relative cost of providing services.

Australian Government Specific Purpose payments	161	Between 2006-07 and 2009-10, NSW (with Victoria and the ACT) received below average increases in Specific Purpose payments, which increased GST revenue payments.

Payroll tax	80	Below average wages growth in NSW reduced its relative ability to raise payroll tax revenue, increasing its need for GST.

Mining revenue	72	Mining royalties increased by over 50 per cent between 2006-07 and 2009-10, increasing the GST shares of states like NSW (and Victoria and SA) with below average mining revenue capacity.

Property transfer duty	69	Below average growth in the value of property transfers between 2006-07 and 2009-10 reduced NSW relative ability to raise revenue from transfer duty, increasing its GST share.

Other changes	103

Total relativity change	78

Source: CGC, Report on GST Revenue Sharing Relativities — 2011 Update , Tables 11 and 14, pp. 10-16.
The resurgence in the resources boom in 2010-11 is expected to produce a further slight increase in NSW GST pool share in 2012-13.
GST revenue payment projections for New South Wales in the out-years are based on the continuation of current HFE arrangements.
Review of GST Distribution
On 30 March 2011, the Prime Minister and Australian Treasurer jointly announced a Review of the GST Distribution. According to it terms of reference, the Review will:
‘... consider whether the distribution of the GST and the current form of horizontal fiscal equalisation will ensure that Australia is best placed to respond to ... challenges [posed by continuing globalisation, climate change, demographic change and technological change] and public confidence in the financial relationships within the Australian Federation is maintained.’3

[3]	Terms of Reference, Review of GST Distribution, attached to The Hon Julia Gillard MP, Prime Minister, and the Hon Wayne Swan MP, Deputy Prime Minister and Treasurer, Joint Press Release, Perth, 30 March 2011.

Budget Statement 2011-12	6 - 7

The Review’s terms of reference accept as a key principle that the States should have the fiscal capacity to provide broadly equivalent services in areas such as education, health and public transport.
However, the terms of reference note also the need to consider principles of efficiency, simplicity and transparency, and predictability and stability in the outcomes in distributing GST revenue.
The Review Panel released an Issues Paper in July 2011 containing a high level overview of the current system of Horizontal Fiscal Equalisation and listing a series of questions the Panel regards as relevant to its task. It will provide an interim report to the Commonwealth Treasurer by February 2012 and a final report by September 2012. After Council of Australian Governments (COAG) consideration, a final decision on new arrangements will be made by the end of 2013.
The Review panel has requested initial submissions by 14 October 2011. New South Wales is participating actively in the Review and will provide a submission.
Disadvantages of Current Horizontal Fiscal Equalisation (HFE)
New South Wales has long argued that the current form of horizontal fiscal equalisation (HFE) in Australia has many disadvantages.
•	It emphasises equality at the expense of efficiency. Successive definitions of HFE used by the Commonwealth Grants Commission (CGC) have made no reference to the impacts the pursuit of equity may have on the flow of labour and other resources to uses that maximise Australia’s welfare.
•	It inhibits incentives for states to undertake economic reform or promote economic growth and improvements in revenue capacity or service delivery that would reduce the ‘disabilities’ that gain states a higher share of GST revenue.
•	It is complex and lacks transparency. Notwithstanding the simplification process in the 2010 Methodology Review, states’ capacities to raise revenue are assessed in seven categories, with 13 sub-categories, while states’ needs for spending are assessed in 12 expenses categories and two capital categories, with 43 components and 93 disabilities.
•	Data can be deficient, lacking in quality or a disability can be difficult to measure accurately, leading to the use of judgement by the CGC. The extent of the CGC’s judgement reduces the objectivity and reliability of the methods. In turn, this reduces acceptance of the outcomes.
•	Data revisions as currently treated can lead to large and unpredictable changes in a state’s GST revenue.

6 - 8	Budget Statement 2011-12

GST Cross Subsidies
Horizontal fiscal equalisation (HFE) means some states, including New South Wales, cross subsidise other states. New South Wales, Victoria, Queensland and Western Australia currently receive less than their population share of GST; the other states receive a larger than population share. New South Wales and Victoria have largely carried the burden of cross subsidising the smaller states for a long time.4 While both Western Australia and Queensland are currently donors, particularly reflecting the rapid growth in mining royalties, they received subsidies up to the middle of the previous decade.
In 2011-12 New South Wales is estimated to provide a subsidy based on state populations of $652 million to the recipient states. In total, the four donor states will subsidise the four recipient states by $3.9 billion.
The GST cross subsidy can also be estimated by comparing state GST revenue payments with the estimated amount of GST revenue generated in each state.
On this basis, economic activity in New South Wales is estimated to generate $16.0 billion in GST revenue in 2011-12, compared with the $15.2 billion in GST revenue that New South Wales will receive. This is a cross subsidy to the recipient States (South Australia, Tasmania and the Northern Territory) of $869 million.
In 2011-12, on a GST-generated basis, the donor States will provide a total cross subsidy to the recipient States of $4.0 billion.
Estimated GST cross subsidies for 2011-12, based on population and GST generated, are shown in Table 6.5.

[4]	In fact New South Wales and Victoria generally have been subsidising the other states since Federation.

Budget Statement 2011-12	6 - 9

Table 6.5: GST Cross Subsidies 2011-12

	NSW	VIC	QLD	WA	SA	TAS	ACT	NT	Total (a)
	$b	$b	$b	$b	$b	$b	$b	$b	$b

GST payments (b)	15.2	11.1	9.3	3.7	4.6	1.8	0.9	2.7	49.1
GST payments based on population	15.8	12.2	10.0	5.1	3.6	1.1	0.8	0.5	49.1

Cross subsidy based on population	(0.7)	(1.1)	(0.7)	(1.4)	1.0	0.7	0.1	2.2	3.9

GST payments (b)	15.2	11.1	9.3	3.7	4.6	1.8	0.9	2.7	49.1
GST payments based on GST generated (c)	16.0	12.3	9.6	5.3	3.5	1.0	1.0	0.5	49.1

Cross subsidy based on GST generated	(0.9)	(1.2)	(0.3)	(1.6)	1.1	0.7	(0.1)	2.2	4.0

(a)	Figures may not add due to rounding. The cross subsidies total is the sum of the positive amounts in the row.

(b)	Including estimated prior year adjustments.

(c)	GST generated is estimated by NSW Treasury using household consumption expenditure — excluding spending on rent, food, health and education services — plus private dwelling construction spending and private ownership transfer costs to approximate the GST revenue base. Data is obtained from ABS, Australian National Accounts: State Accounts, 2009-10, 5220.0. State shares in 2011-12 are an extrapolation.
Cumulative GST cross subsidies, based on population and GST-generated, for the period 2000-01 to 2011-12 are shown in Table 6.6.
Table 6.6: Cumulative GST Cross Subsidies 2000-01 to 2011-12

	NSW	VIC	QLD	WA	SA	TAS	ACT	NT	Total (a)

Cross subsidy based on population, $ b	(16.3)	(13.2)	(0.9)	(4.8)	7.9	7.0	1.5	18.6	35.1

Per capita, $	(2,372)	(2,564)	(138)	(2,094)	5,009	14,226	4,560	86,945

Cross subsidy based on GST generated, $ b	(19.2)	(15.1)	2.2	(5.3)	10.1	8.4	0.1	18.8	39.6

Per capita, $	(2,813)	(2,955)	624	(2,251)	6,358	17,037	404	88,104

6.3 Specific Purpose Payments
The new framework for federal financial relations was established in the December 2008 Intergovernmental Agreement on Federal Financial Relations (IGA).
National Agreements (NAs) set out high-level policy objectives, outcomes and performance indicators. They establish roles and responsibilities between levels of governments in six key service delivery areas: healthcare; education; skills and workforce development; disabilities, affordable housing and national Indigenous reform.

6 - 10	Budget Statement 2011-12

The Australian Government currently provides National Specific Purpose Payments (SPPs) under all NAs with the exception of national Indigenous reform. States are required to spend National SPPs in the relevant service sector, but have flexibility to allocate funds within the area as deemed fit to achieve the NA objectives.
National Partnerships (NPs) are time-limited arrangements that focus on delivering specific outputs or projects for nationally significant reforms. NP payments support the delivery of specified projects, facilitate reform in recognition of the administrative and other costs of undertaking reform, or reward states that deliver national reforms or achieve service delivery improvements. NPs often require detailed reporting to the Australian Government on inputs and outputs.
Table 6.7 summarises Specific Purpose Payments to New South Wales.
Table 6.7: NSW Total Specific Purpose Payments

	2009-10	2010-11		2011-12	2012-13	2013-14	2014-15	% Average growth
	Actual	Budget	Est. Actual	Budget	Forward estimates			2010-11 to
	$m	$m	$m	$m	$m	$m	$m	2014-15

National Specific Purpose Payments and other	6,554	6,817	6,860	6,806	7,163	7,518	8,122	4.3
National Partnerships	6,367	4,456	4,215	4,452	3,708	2,744	1,863	(18.5)

Total Australian Government Specific Purpose Payments	12,922	11,273	11,075	11,258	10,872	10,262	9,985	(2.6)

National Specific Purpose Payments
The Australian Government will provide $29.6 billion in National SPPs to New South Wales over the four years to 2014-15 (see Table 6.8).

Budget Statement 2011-12	6 - 11

Table 6.8: National SPPs and Other Payments to New South Wales(a)

	2009-10	2010-11		2011-12	2012-13	2013-14	2014-15	% Average growth
	Actual	Budget	Est. Actual	Budget	Forward estimates			2010-11 to
	$m	$m	$m	$m	$m	$m	$m	2014-15

Healthcare (b)	3,714	3,949	3,935	4,173	—	—	—	na
National Health Reform funding	—	—	—	—	4,432	4,675	5,156	na
Education	1,106	1,170	1,186	1,254	1,323	1,400	1,483	5.8
Skills and Workforce Development	439	443	443	448	453	457	461	1.0
Affordable Housing	380	387	388	396	404	412	420	2.0
Disability	302	349	349	397	416	435	457	6.9
Home and Community Care (c)	353	379	375					na
Other (c)	261	140	183	138	135	139	145	(5.7)

Total National Agreement and other payments	6,554	6,817	6,860	6,806	7,163	7,518	8,122	4.3

(a)	Excludes payments ‘through’ the State such as non-government school and local government funding.

(b)	Under the National Health Reform Agreement, National Health Reform funding will replace the National Healthcare SPP from 2012-13.

(c)	Under the National Health Reform Agreement Australian Government payments formerly made under the Home and Community Care SPP will be made under a National Partnership.

(d)	Includes a number of other payments such as service level agreements between the Australian Government and NSW line agencies which are in addition to the 2008 IGA.
Total Australian Government funding under each National SPP is based on arrangements established in the IGA and is indexed on 1 July each year, by applying agreed growth factors to base funding established for 2009-10. The level of Australian Government funding is to be reviewed at least every five years.
Under the National Health Reform Agreement, the National Healthcare SPP will be replaced by National Health Reform funding from 2012-13.
In addition, the Australian Government will take full policy and funding responsibility for national aged care services and specialist disability services for people 65 and over and Indigenous Australians 50 and over. The states will be responsible for disability services for people aged under 65 (under 50 for Indigenous Australians). Australian Government payments formerly made under the Home and Community Care SPP will now be made under a National Partnership. Further details on National Health Reform are provided in section 6.4 and Chapter 4.
National Partnerships
The Australian Government will provide $12.8 billion in National Partnership payments (NPs) to New South Wales over the four years to 2014-15 (see Table 6.9).

6 - 12	Budget Statement 2011-12

Table 6.9: National Partnership Payments to New South Wales

	2009-10	2010-11		2011-12	2012-13	2013-14	2014-15	% Average growth
	Actual	Budget	Est. Actual	Budget	Forward estimates			2010-11 to
	$m	$m	$m	$m	$m	$m	$m	2014-15

Health	209	243	182	265	227	225	235	6.7
Education	437	405	427	680	485	383	333	(6.0)
Housing	257	70	58	61	68	47	61	1.1
Transport	1,277	1,052	783	1,009	1,230	992	463	(12.3)
Environment	65	56	50	80	43	8	4	(48.3)
Economic Stimulus Plan	3,364	1,595	1,631	131	—	—	—	na
Nation Building for the Future	64	379	455	1,048	581	106	112	(29.6)
National Health Reform	42	273	270	286	276	319	—	na
Other (a)	653	383	360	891	798	664	656	16.2

Total National Partnership payments	6,367	4,456	4,215	4,452	3,708	2,744	1,863	(18.5)

(a)	From 2011-12 includes payments under the proposed NP on transitioning responsibilities for aged care and disability services. Funding arrangements under the NP have not yet been finalised.
Total NPs are declining over the forward years as economic stimulus related payments wind down. Funding under a number of other NPs, including that associated with National Health Reform, is also scheduled to decline over the forward estimate period. The expiry of these NPs constitutes a risk to the Budget as they fund critical services to the community and it may be difficult to cease the spending associated with the NPs.
The expiry of these NPs has a significant impact on total revenue growth over the forward years. Average annual total revenue growth over the four years to 2014-15 is 3.7 per cent. However, the decline in NPs detracts 1.3 percentage points from that growth. Omitting NPs, average annual revenue growth over the period is 5.0 per cent.
Nation Building and Jobs Plan — Economic Stimulus Plan
NSW Government schools will receive around $3.5 billion over the four years to 2011-12 under the Building the Education Revolution program. Close to 4,700 projects will be delivered in over 2,170 schools.
The bulk of funding under the Economic Stimulus Plan has now been received. The payment of $131 million from the Commonwealth in 2011-12 is to finalise the Primary Schools for the 21st Century (P21) component of the Building the Education Revolution program. Under the P21 program 2,341 projects were finished in NSW Government schools at the end of June 2011.
New South Wales delivered the largest rollout of projects in Australia under the Stimulus Package. All projects for the National School Pride and Science and Language Centres for 21st Century Secondary Schools components of the Building the Education Revolution are now complete.

Budget Statement 2011-12	6 - 13

New South Wales received $1.9 billion under the social housing component of the stimulus package, for the construction of 5,946 new dwellings and increased maintenance and repair. In addition the NSW Government is utilising $125 million of estimated GST refund from the vesting of stimulus properties to community housing providers for the construction of a further 383 dwellings, bringing new dwellings to be built under the program to 6,329.
Nation Building for the Future
The Australian Government is providing $1.8 billion over the four years to 2014-15, including:
•	Road funding under the Building Australia Fund — $1.4 billion over the three years to 2013-14 as a contribution to the Hunter Expressway and the Kempsey Bypass
•	Funding for hospital infrastructure from the Health and Hospitals Fund — $453 million over the four years to 2014-15, including $106 million for cancer support and $96 million for the Port Macquarie Base Hospital Expansion
•	$15 million for tertiary education infrastructure in the two years 2011-12 and 2012-13 from the Education Investment Fund.
Transport
Transport NPs total $3.7 billion over the next four years. Most of the funds are being provided under the National Partnership Agreement on the Nation Building Program 2009-2014 for investment in roads across the State. The payments peak in 2012-13 and decline markedly in 2014-15.
Education
NPs in education total $1.9 billion over the four years to 2014-15, including:
•	$514 million over the four years to 2014-15 under the NP on Early Childhood Education — Universal Access to Early Education, which aims to provide all children with access to a preschool program in the year before full-time schooling
•	$448 million over the four years to 2014-15 under the NP on Low Socio-economic School Communities focusing on teacher quality, principal leadership, school accountability and innovative learning opportunities to better equip students in low socio-economic school communities for further education, workforce participation and civic responsibilities
•	$212 million over the four years to 2014-15 under the NP on Trade Training Centres in schools, to provide students with access to relevant education and training opportunities to year 12 or an equivalent qualification.

6 - 14	Budget Statement 2011-12

National Health Reform
Associated with National Health Reform, the Australian Government is providing funding through the National Partnership Agreement on Improving Public Hospital Services to assist in improving public patient access to elective surgery, emergency department and subacute care services. Payments commenced in 2009-10.
The major payments under the NP are concentrated in the four years to 2013-14, accounting for $3.0 billion nationally of the estimated maximum total national payments of $3.4 billion across the life of the NP (2009-10 to 2016-17). Funding after 2013-14 consists of reward payments. New South Wales is estimated to receive $882 million over the three years to 2013-14.
A review of the NP will be conducted under the framework COAG has agreed for the consideration of expiring NPs. Under the Intergovernmental Agreement on Federal Financial Relations, the Standing Council for Federal Financial Relations will assess the outcomes of NPs and provide advice for consideration and decision by COAG.
The review of the NP on Improving Public Hospital Services will be completed with decision by COAG by December 2013.
Other NPs
The large increase in other NPs in 2011-12 reflects the inclusion of funding related to changing responsibilities for aged care and disability services as part of National Health Reform. Australian Government payments formerly made under the Home and Community Care SPP will now be made under the NP on Transitioning Responsibilities for Aged Care and Disability Services.
6.4 COAG Reform Agenda
The Council of Australian Governments (COAG) is the peak intergovernmental forum in Australia. COAG comprises the Prime Minister, State Premiers, Territory Chief Ministers and the President of the Australian Local Government Association.
COAG’s role is to initiate, develop and monitor the implementation of policy reforms needing cooperative action by Australian governments.5 COAG has continued reforms across a number of policy, service delivery and regulatory areas.
In particular, COAG agreed or progressed major reforms in health, housing supply and affordability, competition, business regulation and other matters that contribute to the

[5]	http://www.coag.gov.au/about_coag/index.cfm

Budget Statement 2011-12	6 - 15

Federal/State microeconomic reform agenda. COAG also conducted two major reviews, one of agreements under the IGA and one of the Ministerial Council structure supporting the work of COAG.
NSW agencies worked closely with the Australian Government and other jurisdictions to progress implementation of COAG’s reform agenda and to ensure New South Wales is fulfilling its commitments under NAs and NPs. New South Wales also continued to keep key initiatives of the Australian Government’s economic stimulus spending on track in the State.
Health and Hospitals Reform
On 2 August 2011, COAG agreed to a new National Health Reform Agreement, under which the Australian Government will share some of the risks inherent in the future growth of hospital spending.
•	The Australian Government will increase its hospital funding contribution to 45 per cent of the efficient growth in hospital costs in 2014-15 and to 50 per cent in 2017-18.
•	Efficient growth of hospital spending will reflect changes in the volume of services provided and changes in the national efficient price of providing specified services as determined by the Independent Hospital Pricing Authority (IHPA). The IHPA also will determine annually the efficient cost of providing services or functions more appropriately funded by block (rather than activity based) payments, such as services in rural or regional communities and teaching, training and research.
•	The Australian Government guarantees its contribution for efficient growth will be at least $16.4 billion more than what would have been provided under the National Healthcare SPP between 2014-15 and 2019-20. If the contribution is below this amount, the residual will be provided to states for additional (rather than replacement) spending on programs to ameliorate the growth in demand for hospital services.
The National Health Reform Agreement no longer contains provisions in the National Health and Hospital Network (NHHN) Agreement for the Australian Government to retain a dedicated proportion of state GST payments to fund its contribution to national health reform.
The new agreement also no longer contains provisions of the NHHN Agreement to transfer full policy and funding responsibility for primary health care to the Australian Government. However, the Australian Government will have full funding, policy, management and delivery responsibility for a national aged care system. The Australian Government will take on full policy and funding responsibility for national aged care services, community care and specialist disability services for people aged 65 and over and Indigenous Australians aged 50 and over.
The states will be responsible for community care and disability services for people aged under 65 (under 50 for Indigenous Australians).

6 - 16	Budget Statement 2011-12

Changes to funding responsibilities for aged care and disability services will be budget neutral for the Australian Government and the states.
Other reforms include:
•	creating an independent national funding body to administer a single national health funding pool from 1 July 2012, to enable the transparent flow and tracking of health funding
•	having a local focus for healthcare by creating Local Hospital Networks and Medicare Locals
•	developing a performance and accountability framework which assesses performance at a local level.
NSW has been an active participant in developing and finalising the reform negotiations including:
•	actively formulating and shaping many of the financial policy aspects of the reforms through the Heads of Treasuries report on National Health Reform
•	contributing to multilateral and bilateral negotiations to resolve key issues, including: allocating the Australian Government’s funding guarantee; defining public hospital services to encourage the efficient allocation of resources; and negotiating to ensure ongoing funding for expiring health National Partnership Agreements and their interaction with the funding guarantee and treatment of private patients
•	participating on a range of Health Reform committees
•	leading the development of a states’ position to support the integrity of the IGA by retaining the National Healthcare Agreement and Schedule D of the IGA.
For details of the new health arrangements, see Chapter 4.
Housing Supply and Affordability
In April 2010, COAG endorsed the development of a national Housing Supply and Affordability Agenda. The Housing Supply and Affordability Reform Working Party is expected to finalise a report to COAG in early 2011-12.

Budget Statement 2011-12	6 - 17

The Agenda primarily relates to the efficiency and responsiveness of housing supply and government programs that may impede supply or stimulate demand. The agenda responds to the inability of new housing supply to keep pace with the growth in demand across Australia, including in New South Wales and Sydney. The report will consider the potential for reforms impacting on housing supply such as land aggregation, zoning and planning processes and governance as well as how other processes interact with housing affordability, including:
•	COAG’s Capital Cities Strategic Planning Systems review being progressed by the COAG Reform Council
•	the development of the National Construction Code
•	ongoing reform initiatives within the states.
Business Regulation Reforms
The COAG Business Regulation and Competition Working Group (BRCWG) is working on a package of regulatory and competition reforms under the National Partnership Agreement to Deliver a Seamless National Economy. During 2010-11, the BRCWG finalised or progressed a number of important reforms.
On 4 May 2011, the NSW Government introduced legislation to enact the national model work health and safety legislation. The Bill was passed by the NSW Parliament on 1 June 2011. When fully implemented, harmonisation of work health and safety provisions across states is estimated to save businesses $179 million a year. COAG separately agreed that payroll tax legislation across jurisdictions is now largely uniform.
The Occupational Licensing National Law Act 2010 (the national law) to create single national licenses for various trades was introduced in the Victorian Parliament and received assent on 28 September 2010. Since then, the national law has been adopted in New South Wales.
Since 1 July 2010 the Australian Health Practitioner Regulation Agency (AHPRA) has been responsible for regulating nine health professions. Also from 1 July 2010, a single national trade measurement system became fully operational, replacing eight state trade measurement systems.
The Australian Consumer Law (ACL) commenced on 1 January 2011, with benefits to the national economy estimated at between $1.5 billion and $4.5 billion a year. The ACL provides a national consumer protection framework, replacing provisions in at least 20 overlapping Commonwealth and state laws. Under the ACL, a new national product safety regime commenced on 1 January 2011, and on 1 July 2010 a national framework commenced for consumer protection regulation in mortgage broking, margin lending and non-deposit taking institutions.

6 - 18	Budget Statement 2011-12

Food Standards Australia New Zealand will offer a centralised interpretive advice function from 1 July 2011. This function will enable a nationally consistent approach to interpreting and enforcing food standards.
Standard Business Reporting (SBR) has been operational since 1 July 2010 and will provide savings to Australian businesses estimated at $800 million a year once fully operational in 2014. It offers Australian businesses, accountants, bookkeepers, tax agents and payroll professionals a quicker and simpler way to complete and lodge reports for government.
During 2010-11 the BRCWG began to develop a further business deregulation agenda for consideration by COAG by the end of 2011. COAG also asked Heads of Treasuries to develop another agenda for competition policy reform, for COAG to consider by the end of 2011.
National Water Reforms
Through its participation on the National Water Reform Committee, New South Wales continued to be involved in the developing and implementing broader national water reforms in pricing, strengthening water markets, water trading, water planning and compliance and enforcement.
In April 2011, the Productivity Commission released its draft report Australia’s Urban Water Sector, examining the case for microeconomic reform in the urban water sector. The NSW Government made submissions to the issues paper and the draft report. The final report is due by 31 August 2011 and is expected to inform the development of an urban water reform agenda. Heads of Treasuries are also considering urban water reforms as part of their future competition reform agenda.
Climate Change
In 2010-11, New South Wales continued to implement the National Partnership Agreement on Energy Efficiency. This included ongoing work under the National Strategy on Energy Efficiency on building standards, phasing out electric hot water systems and developing national mandatory energy performance standards.

Budget Statement 2011-12	6 - 19

Heads of Treasuries’ Review of National Agreements, National Partnership Agreements and Implementation Plans
In December 2009, COAG asked Heads of Treasuries in consultation with Senior Officials to consider ways to enhance implementation of the Intergovernmental Agreement’s (IGA) principles and to improve the efficiency and effectiveness of its operation. While implementing the IGA’s new federal financial relations framework was generally progressing well, States were concerned that it had not been fully realised, resulting in increasing costs from the proliferation of NPs, growth in reporting burdens, and continued use of Commonwealth controls through tied funding and conditions. The Review was completed in December 2010.
The Review found that the underlying principles of the IGA remain a strong foundation for pursuing the COAG reform agenda. It contained recommendations on a range of strategic and operational issues that arose over the early life of the IGA. These included;
•	the need for strong central agency involvement to maintain the integrity of the IGA principles and to support agencies in negotiating agreements
•	ensuring that the performance indicator frameworks underpinning the IGA’s accountability system remained robust and effective.
Under the IGA, the Standing Council for Federal Financial Relations (SCFFR)6 assesses, and makes recommendations to COAG for COAG’s consideration and endorsement, whether expiring NPs should be converted into existing or new National SPPs or general revenue assistance
The Heads of Treasuries’ Review recommended that criteria be agreed to assist the SCFFR in making recommendations to COAG on the form of any ongoing funding and a process to support SCFFR consideration of expiring agreements be established and take place well before expiry of the NP. The SCFFR agreed in April 2011 that state Treasurers may formally advise the Australian Treasurer of their views regarding continued funding under expiring NPs and its form for consideration in the Australian Government budget process.
Extensive work to implement the review recommendations will be conducted throughout 2011-12.

[6]	The Ministerial Council for Federal Financial Relations was renamed the SCFFR in the revised Intergovernmental Agreement on Federal Financial Relations agreed by COAG out of session in August 2011 in connection with National Health Reform

6 - 20	Budget Statement 2011-12

Performance under National Agreements and Partnerships
An important feature of the federal financial relations framework is the accountability delivered through simpler, standardised and more transparent performance reporting which is independently assessed by the COAG Reform Council (CRC).
The CRC published its second round of annual assessments of the performance of jurisdictions under National Agreements and National Partnerships. Assessments completed in 2010-11 included performance under the:
•	National Education Agreement
•	National Skills and Workforce Development Agreement
•	Water Management Partnerships
•	COAG Reform Agenda — Report on Progress
•	National Partnership on the Elective Surgery Waiting List Reduction Plan (Periods 1 and 2)
•	National Partnership Agreement to Deliver a Seamless National Economy
•	National Healthcare Agreement
•	National Disability Agreement
•	National Affordable Housing Agreement
•	National Indigenous Reform Agreement
•	National Partnership on Literacy and Numeracy.
New South Wales was assessed as performing at or above the national average across most measures in these agreements.
A second important aspect of the National Performance Reporting System is the role undertaken by the Steering Committee on the Review of Government Services (SCRoGs). New South Wales contributed to the development of the 2011 Report on Government Services (RoGS), which outlines the services provided by governments and enables performance comparisons and benchmarking between jurisdictions and within a jurisdiction over time.

Budget Statement 2011-12	6 - 21

Chapter 7: Liability Management
•	From 2011 to 2015, general government sector net financial liabilities are forecast to fall from 12 per cent to 10.8 per cent of gross state product, with increases in net debt being offset by falls in the value of other liabilities, principally unfunded superannuation liabilities.

•	Unfunded superannuation liabilities are forecast to fall from $32.2 billion in 2011 to $28.9 billion in 2012 following an accounting based adjustment to liability estimates. These liabilities are then forecast to remain at around $29.5 billion over the forward estimates period as more scheme members retire.

•	Current superannuation accounting standards exaggerate and distort liability estimates and make trend comparison difficult. Proposed standards for superannuation expenses will have an adverse impact on Budget net operating balances, potentially increasing reported expenses by about $750 million per annum. NSW Treasury has asked the Australian Accounting Standards Board requesting that it attempt to expedite a proposed review of the valuation of employee liabilities by the International Accounting Standards Board.
7.1 Introduction
The strength of State finances is measured by the fiscal outcomes for each year and the accumulated financial position from prior years. The balance sheet measures at a point in time the impact of past decisions on State finances. The forecast balance sheet shows the impact of previous decisions, the current budget and the projected activities of other State entities.
Net financial liabilities measures gross debt, unfunded superannuation, insurance and other financial liabilities, after deducting the value of cash, investments and other financial assets. Credit rating agencies and other finance analysts increasingly focus on net financial liabilities as a comprehensive measure of the State’s financial position.
Net debt measures borrowings, finance leases, deposits and advances received less the value of cash, investments at fair value and advances paid. Prior to the introduction of full accrual accounting, net debt was the most widely used indicator of the strength of State finances.
Unfunded superannuation liabilities represents the difference between the gross value of defined benefit liabilities and the value of financial assets. Superannuation fund income is provided from employer and employee contributions and investment returns. Employer funding contributions are based on fully funding superannuation liabilities by 2030.
Other financial liabilities include provisions for insurance, leave and other employee entitlements and payables to other parties. Net worth measures the value of all financial and non financial assets, less the value of financial liabilities.

Budget Statement 2011-12	7 - 1

7.2 Net Debt and Net Financial Liabilities
General Government Sector
General government sector liabilities largely consist of borrowings, unfunded superannuation liabilities, employee entitlements and insurance provisions. Financial assets are held to fund and manage these liabilities.
Table 7.1 sets outs details on net debt and net financial liabilities for this sector.
Table 7.1: General Government Sector — Net Debt and Net Financial Liabilities

	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014	June 2015
	Actual	Actual	Actual	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Financial Liabilities
Gross Debt
Finance leases	1,520	1,966	2,145	2,548	2,591	2,584	3,169	3,195
Other borrowings	12,354	14,696	16,928	19,982	19,683	22,622	24,672	25,580
Deposits	98	72	76	1,378	1,211	1,068	944	838
Advances received	864	835	811	770	823	880	859	837
Superannuation provisions	17,624	29,409	32,722	32,198	28,870	29,402	29,548	29,575
Insurance claims(a)	6,281	7,017	7,462	7,889	8,369	8,846	9,320	9,812
Other provisions	764	947	1,112	1,387	1,292	1,287	1,301	1,361
Leave entitlements	6,516	7,247	7,874	8,258	8,179	8,322	8,441	8,572
Other employee provisions	130	163	178	201	204	205	200	206
Tax liabilities(b)	674	927	815	707	648	664	679	712
Payables and other liabilities	5,304	5,935	6,260	6,412	6,030	6,108	6,004	5,987

	52,128	69,214	76,384	81,730	77,899	81,986	85,135	86,675

Financial assets(c)
Cash/Cash Equivalent Assets	2,299	3,350	3,071	8,365	3,709	3,463	3,358	3,283
Financial Assets at Fair Value	6,090	5,271	6,824	7,533	8,453	9,710	10,594	11,406
Advances paid	784	778	905	891	1,071	1,250	1,270	1,282
Tax assets(b)	5,755	4,994	6,020	5,769	5,678	5,286	5,419	5,497
Receivables	5,213	5,557	6,176	5,980	5,794	6,018	6,041	6,017
Equity	1,626	1,050	1,219	1,336	1,245	1,284	1,320	1,349

	21,767	21,000	24,215	29,874	25,950	27,011	28,002	28,834

Net Debt	5,663	8,170	9,160	7,889	11,074	12,731	14,422	14,479

% of GSP	1.5	2.1	2.3	1.8	2.4	2.6	2.8	2.7

Net Financial Liabilities	30,361	48,213	52,169	51,857	51,949	54,975	57,134	57,840

% of GSP	8.0	12.2	12.8	12.0	11.4	11.4	11.2	10.8

(a)	Insurance liabilities are not disclosed separately in the general government balance sheet in Chapter 9. Instead, these liabilities are either classified under Employee provisions or under Other provisions.

(b)	Tax assets and liabilities in the general government sector are based on public trading enterprise (PTE) transactions and obligations under the National Tax Equivalent Regime and are eliminated in consolidated whole-of-government accounts.

(c)	Excludes equity investment in other sectors.

7 - 2	Budget Statement 2011-12

Between June 2008 and June 2011, net financial liabilities rose by $21.5 billion (or 4 per cent of gross state product) to $51.9 billion. This was principally due to an increase in unfunded superannuation liabilities following the global financial crisis induced collapse of investment markets and the associated impact of lower interest rates on the valuation of liabilities.
The increase in gross debt was largely due to the need to borrow to partly fund high levels of capital expenditure. The increase in net debt over the period has been partly offset by proceeds from the electricity transaction.
Over the four years to June 2015, net financial liabilities are forecast to rise by $6 billion to $57.8 billion. This is mainly due to an increase in net debt of $6.6 billion over the period funding continuing high levels of capital expenditure. Superannuation liabilities are forecast to fall in 2012 due to accounting adjustments (see Section 7.3). Outstanding insurance liabilities are forecast to rise by $1.9 billion to $9.8 billion.
As a percentage of gross state product, net debt is forecast to fall to 1.8 per cent in 2011, before rising to 2.7 per cent in 2015. With receipt of electricity funds in 2011 and the forecast fall in unfunded superannuation liabilities in 2012, net financial liabilities are forecast to have peaked at 12.8 per cent of gross state product in June 2010 and fall to 10.8 per cent by 2015, despite the increasing borrowing requirement.
Table 7.2 shows that around half of the capital program is funded by operating surpluses across both four year periods to 2011 and 2015.
Table 7.2: General Government Sector — Capital Program Funding Sources

	4 years to June
	2011	2015	Change
	$m	$m	$m

Capital Expenditure	24,278	25,240	962
Funded by:
Net Operating Balance (surplus net of depreciation)	12,994	13,181	187
Sale of non-financial assets(a)	1,818	2,233	415
Increase in Net Debt	4,244	6,590	2,346
Accruals/Provisions/Other	5,222	3,236	(1,986)

Total Sources of Funding	24,278	25,240	962

(a)	Excludes sales of businesses

Budget Statement 2011-12	7 - 3

With higher borrowings, interest expenses are forecast to increase over the next four years, rising from $1.4 billion 2010-11 to $1.9 billion by 2015. However, interest expenses are expected to remain under 3 per cent of revenue.
Chart 7.1: General Government Sector — Interest Expense as a Percentage of Revenue
(a)	Interest expense excludes the cost of unwinding discounts on provisions for SiCorp, Workers Compensation (Dust Diseases) Board, and other agencies.

7 - 4	Budget Statement 2011-12

Non-financial public sector
Net debt and net financial liabilities of the non-financial public sector (NFPS) include both the general government and the public trading enterprise (PTE) sectors.
Table 7.3 sets out details of net debt and net financial liabilities for the NFPS sector.
Table 7.3: Non-financial Public Sector — Net Debt and Net Financial Liabilities

	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014	June 2015
	Actual	Actual	Actual	Est. Actual	Revised	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Financial Liabilities
Gross Debt	34,122	40,770	46,504	53,150	57,058	63,881	70,676	75,701
Superannuation provisions	17,759	30,985	34,530	33,918	30,101	30,600	30,649	30,614
Employee Provisions	10,685	11,923	12,940	13,731	14,021	14,508	14,961	15,433
Payables and other liabilities	14,266	15,819	16,081	16,310	15,512	15,811	15,961	16,310

	76,833	99,498	110,053	117,109	116,692	124,797	132,246	138,057

Financial assets
Cash/Cash Equivalent Assets	4,362	5,496	5,621	10,760	5,657	5,398	5,104	4,850
Financial Assets (Fair Value)	6,917	6,014	7,777	9,616	10,134	11,129	11,835	12,477
Advances paid	240	318	438	447	628	809	836	862
Receivables	5,546	6,173	6,636	6,488	6,092	6,199	6,218	6,285
Equity	2,680	1,151	300	453	455	606	768	946

	19,743	19,151	20,772	27,766	22,966	24,140	24,762	25,421

Net Debt	22,605	28,943	32,667	32,326	40,639	46,544	52,900	57,511

% of GSP	5.9	7.3	8.0	7.5	8.9	9.6	10.4	10.7

Net Financial Liabilities	58,142	80,447	88,276	88,453	92,929	99,972	106,926	112,227

% of GSP	15.3	20.4	21.7	20.4	20.4	20.7	21.0	20.9

From June 2008 to June 2011, NFPS net debt rose by $9.7 billion to $32.3 billion in order to fund an expanded capital works program. Net financial liabilities also increased substantially over this period, rising by $30.3 billion to $88.5 billion following a large increase in net debt and unfunded superannuation liabilities.
In the four years to June 2015, net financial liabilities are forecast to rise by $23.8 billion to $112.2 billion, driven by an increase in net debt of $25.2 billion. In turn, this is driven by an increase in gross debt of $22.6 billion of which $17 billion is in the PTE sector.
As Table 7.4 shows, the increase in NFPS net debt is funding a growing capital program which is expected to total $62.5 billion over the four years to 2015. Table 7.4 also shows that operating surpluses are expected to continue to fund around half of capital expenditure. The contribution from net debt increases over the four years to 2015 is due to the impact of the electricity transactions lowering the growth in net debt in the period to 2011.

Budget Statement 2011-12	7 - 5

Table 7.4: Non-financial Public Sector — Capital Program Funding Sources

	4 years to June
	2011	2015	Change
	$m	$m	$m

Capital Expenditure	55,608	62,508	6,900
Funded by:
Net Operating Balance (surplus net of depreciation)	28,841	29,550	709
Sale of non-financial assets(a)	3,496	3,383	(113)
Increase in Net Debt	11,845	25,185	13,340
Accruals/Provisions/Other	11,426	4,390	(7,036)

Total Sources of Funding	55,608	62,508	6,900

(a)	Excludes sales of businesses
As a percentage of gross state product, NFPS net financial liabilities are forecast to remain stable, remaining around 21 per cent of gross state product over the next four years.
Chart 7.2: Non-financial Public Sector — Net Financial Liabilities

(a)	The series break in 2004-05 is due to the adoption of Australian Equivalents to International Financial Reporting Standards, which has increased the reported level of net financial liabilities, particularly for superannuation.

(b)	General government sector liabilities include estimates of around $1 billion for land claims granted to local Aboriginal Land Councils where the land has not yet been transferred.

(c)	PTE and PFE sector equity investments are excluded from general government net financial liability measures.

7 - 6	Budget Statement 2011-12

As Chart 7.2 shows, the trend over the four years to 2015 in NFPS net financial liabilities reflects the falls in the general government sector, offset by an increasing trend in the PTE sector.
The movement in net financial liabilities at the NFPS level reflects increases in net debt with other net financial liabilities falling as a share of gross state product over the next four years.
Chart 7.3: Non-financial Public Sector — Net Financial Liabilities and Net Debt
Waratah Bonds
NSW Treasury Corporation (TCorp) undertakes borrowings on behalf of the State by issuing bonds to wholesale investors. Borrowings, together with retained earnings and asset sales are used to fund infrastructure spending.
TCorp is implementing a new Waratah bond program which will replace its current retail program. Waratah bonds will initially be offered as either three or ten-year fixed-rate bonds. In the months ahead, a new inflation-linked annuity bond will also be launched. This annuity bond will offer investors stable cash flow payments, comprising principal and interest, which will be indexed quarterly to the consumer price index.
As with all Waratah bonds, the annuity cash flows will be guaranteed by the NSW Government. These bonds are expected to appeal to retirees who seek secure income levels, particularly given the current high level of equity market volatility. The inflation protection provided by the new inflation-linked annuity bond also means that income grows with consumer prices.

Budget Statement 2011-12	7 - 7

Waratah bonds will be cost-effective, with total expenses including administration fees being approximately equivalent to current wholesale bond costs. Importantly, Waratah bonds will further diversify the funding base for the State, tapping into the fast growing segment of retail bonds and self-managed super funds.
Total State Sector
The total state sector combines the NFPS sector with the public financial enterprise (PFE) sector. The PFE sector comprises entities mainly engaged in incurring financial liabilities and investing in financial assets on their own account, such as NSW Treasury Corporation (TCorp) and the Lifetime Care and Support Authority. From June 2011 to June 2015, the value of PFE sector financial assets is forecast to be broadly equal to the value of financial liabilities.
Table 7.5 sets out details on the level of net debt, net financial liabilities and net worth for the total state sector.
Table 7.5: Total State Sector — Net Debt Net Financial Liabilities and Net Worth

	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014	June 2015
	Actual	Actual	Actual	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Gross Debt	39,612	51,048	60,288	64,613	68,369	75,255	82,116	87,223
Superannuation provisions	17,758	30,986	34,530	33,919	30,102	30,601	30,650	30,615
Other liabilities	25,181	28,166	29,502	31,325	31,185	32,367	33,393	34,643

TOTAL LIABILITIES	82,551	110,200	124,320	129,857	129,656	138,222	146,159	152,482

Cash/Cash Equivalent Assets	4,856	5,533	6,299	11,858	6,849	6,770	6,654	6,541
Financial Assets (Fair Value)	12,744	15,760	20,209	19,943	20,609	21,995	23,134	24,296
Advances paid	239	317	434	447	628	809	836	862
Other financial assets	7,613	8,273	8,080	8,241	7,811	7,952	8,002	8,090

Total Financial Assets	25,452	29,883	35,022	40,489	35,897	37,524	38,628	39,790

Non-Financial Assets	204,001	220,930	242,190	252,515	264,149	275,419	289,158	301,415

TOTAL ASSETS	229,454	250,813	277,212	293,005	300,046	312,943	327,785	341,205

Net Debt	21,774	29,437	33,346	32,365	40,283	45,682	51,490	55,523
Net Financial Liabilities	57,099	80,316	89,298	89,368	93,759	100,698	107,531	112,692

NET WORTH	146,903	140,614	152,892	163,148	170,390	174,721	181,627	188,723

(a)	Further details on State sector financial assets are provided in Table 7.13.
As Table 7.5 shows, the overall value of non financial assets is forecast to continue to rise over time. This increase reflects the impact of ongoing capital expenditure in the general government and PTE sectors.
Despite the ongoing increase in net debt and net financial liabilities and the impact of the global financial crisis in 2009, State net worth rose significantly from 2008 to 2011 and is forecast to continue to rise.

7 - 8	Budget Statement 2011-12

7.3 Unfunded Superannuation
General Government Superannuation Arrangements
Less than 20 per cent of the NSW public sector workforce are now members of defined benefit schemes. Most employees now contribute to accumulation schemes, where the final retirement benefit reflects contribution levels and investment earnings over time.
Defined benefit schemes for the public sector workforce are mainly covered by the SAS Trustee Corporation (State Super) and include the pension-based State Superannuation Scheme (SSS) and Police Superannuation Scheme (PSS) and the lump-sum-based State Authorities Superannuation Scheme (SASS) and State Authorities Non-Contributory Superannuation Scheme (SANCS).
These schemes have been closed to new members for some time. However, substantial pension and lump sum entitlements are still due to existing scheme members over the next few decades.
Other public sector schemes are dedicated to specific activities and consist of the Judges’ Pension Scheme (JPS) and Parliamentary Contributory Superannuation Fund (PCSF) in the general government sector and the Energy Industries Superannuation Scheme (EISS) in the PTE sector. Apart from the JPS and the accumulation component of the EISS, these schemes have also been closed to new members.
Superannuation Liabilities
The value of defined benefit superannuation liabilities is based on the present value of accrued entitlements. This value is derived from forecasts of salary growth, CPI increases, retirement rates and benefit payments. Falling current service costs, increased benefit payments and limited liability growth in the forward estimates are due to increasing rates of retirement by scheme members. Limited growth in the nominal value of liabilities means that the value of these liabilities is falling in real terms and as a percentage of gross state product.

Budget Statement 2011-12	7 - 9

Table 7.6 sets out details on the estimation and calculation of liabilities.
Table 7.6: General Government Sector — Superannuation Liabilities (AASB 119 Basis)

	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014	June 2015
	Actual	Actual	Actual	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Gross Liability — Opening value	44,276	44,136	52,014	56,905	57,553	54,557	55,267	55,483
Current Service Costs	662	625	700	648	606	504	456	406
Interest Expense	2,711	2,791	2,884	2,805	2,828	2,980	2,989	2,995
Employee Contributions	386	376	368	364	345	322	287	252
Benefit Payments and other items	(2,821)	(2,899)	(2,392)	(2,657)	(3,418)	(3,649)	(3,754)	(3,951)
Actuarial Gains and Losses	(1,078)	6,993	3,328	(513)	(3,358)	551	238	270

Gross Liability — Closing Value	44,136	52,014	56,905	57,553	54,557	55,267	55,483	55,456

The assumptions underlying liability estimates are regularly reviewed and revised and are also subject to detailed assessment every three years as part of the triennial actuarial review. The most recent triennial review for State Super was conducted by actuarial firm Mercer in 2009. The main objectives were to assess scheme and employer funding levels and contribution rates and to review actuarial and economic assumptions underlying asset and liability estimates.
This review estimated liabilities in accordance with AAS 25 (Australian Accounting Standard 25 Financial Reporting by Superannuation Plans). Generally known as the actuarial funding basis, AAS 25 uses the forecast long-term fund earning rate as the discount rate to estimate the present value of liabilities. AAS 25 is also used to evaluate whether liabilities will be fully funded by 2030, in line with the targets in the Fiscal Responsibility Act 2005.
Before June 2006, liabilities in the State Budget were also estimated under the actuarial funding basis. Since then, liabilities have been required to be estimated under the AASB 119 Employee Benefits international accounting standard, also known as the reporting standard or reporting basis.
Under AASB 119, a floating discount rate is used to estimate the present value of liabilities. The discount rate is based on long-term government bond rates as at 30 June in each financial year.
As bond rates are generally lower than fund earning rates, the reported value of liabilities and unfunded liabilities under AAS 119 are higher than AAS 25 estimates, as shown in Table 7.7. Ongoing changes to bond rates under AASB 119 also lead to substantial movements in actuarial gains and losses, leading to volatility in liability estimates. This can be seen by comparing the Budget forecast with an alternative forecast based on a constant bond rate of 5.83 per cent.

7 - 10	Budget Statement 2011-12

Table 7.7: General Government Sector — Superannuation Liabilities Accounting Reporting and Actuarial Funding Basis Estimates

	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014	June 2015
	Actual	Actual	Actual	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Budget Forecast AASB 119 Basis ($Mil)
Superannuation liabilities	44,136	52,014	56,905	57,553	54,557	55,267	55,483	55,456
Superannuation assets	26,510	22,605	24,183	25,356	25,688	25,865	25,935	25,881

Unfunded superannuation liabilities	17,624	29,409	32,722	32,198	28,870	29,402	29,548	29,575
Actual/Forecast floating discount rate % (a)	6.55	5.59	5.17	5.28	5.88	5.83	5.83	5.83
Alternative Forecast
Superannuation liabilities	47,507	50,628	51,370	52,931	54,825	55,267	55,483	55,456
Superannuation assets	26,510	22,605	24,183	25,356	25,688	25,865	25,935	25,881

Unfunded superannuation liabilities	20,997	28,023	27,187	27,575	29,137	29,403	29,548	29,575
Constant Discount rate % (a)	5.83	5.83	5.83	5.83	5.83	5.83	5.83	5.83

Difference to Budget forecast	(3,373)	1,386	5,535	4,621	(268)	—	—	—

Actuarial funding basis (AAS 25)
Superannuation liabilities	40,911	40,396	42,411	41,692	42,522	43,136	43,570	43,796
Superannuation assets	26,510	22,605	24,183	25,356	25,688	25,865	25,935	25,881

Unfunded superannuation liabilities	14,401	17,791	18,228	16,336	16,834	17,272	17,634	17,915
Funding basis Discount rate % (b)	7.7/7.0	8.3/7.3	8.3/7.3	8.60	8.60	8.60	8.60	8.60

Difference to Budget forecast	3,225	11,618	14,493	15,860	12,035	12,131	11,914	11,660

(a)	Forecast/constant discount rates used by Mercer to calculate scheme liabilities are based on NSW Treasury estimates of 10 year Australian Government Bond rates, converted to annual effective rates to recognise that liabilities have a longer term than 10 years.

(b)	Funding basis discount rates are based on forecast investment earnings. Actual results under AAS 25 were reported in the State Accounts using discount rates advised by the actuary for that year. Based on asset consulting advice and tax review findings, earnings rates were revised to 8.6 per cent (post tax) following the triennial review.
Superannuation Assets and Funding Arrangements
Superannuation assets are valued on a market value basis. The large fall in asset values in 2008 and 2009 was due to the impact of the global financial crisis.
In the four years to 2015, contribution rates and expected return on fund assets are generally similar to forecast benefit payments, leading to little to no change in forecast asset values. Details on the movement in assets are shown in Table 7.8.

Budget Statement 2011-12	7 - 11

Table 7.8: General Government Sector — Superannuation Assets

	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014	June 2015
	Actual	Actual	Actual	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Gross Assets — Opening Value	29,920	26,510	22,605	24,183	25,356	25,688	25,865	25,935
Employee contributions	386	376	368	364	345	322	287	252
Contributions from employers	987	1,065	1,518	1,561	1,420	1,506	1,533	1,644
Expected return on fund assets	2,234	2,090	1,933	1,970	1,983	1,998	2,004	2,000
Benefit payments and other items	(2,821)	(2,899)	(2,392)	(2,657)	(3,418)	(3,649)	(3,754)	(3,951)
Actuarial gains and losses	(4,194)	(4,536)	150	(66)	—	—	—	—

Gross Assets — Closing Value	26,510	22,605	24,183	25,356	25,688	25,865	25,935	25,881

Employer contribution rates are intended to meet benefit payments and to provide sufficient assets over time to fully fund superannuation liabilities by 2030. These funding arrangements are reviewed every three years following the release of State Super’s Mercer triennial actuarial review.
This funding plan ensures that liabilities are met without unnecessarily diverting financial resources away from core government services such as health, education and transport.
Providing funding for superannuation also helps reduce the potential longer term cost of superannuation to taxpayers, as investment returns generally exceed the cost of debt and provide a source of funding for future liabilities.
Table 7.8 shows that if a pay-as-you-go approach to funding was adopted, and the schemes were left unfunded, current employer and employee contributions would now need to at least equal benefit payments. With past cash funding and accrued investment earnings over time, the current level of employer contributions is now substantially below the level of cash benefits paid to members.
Funding also provides a degree of intergenerational equity. Providing some funding for liabilities as they are incurred reduces the level of funding needed to meet liabilities when they fall due.
Unfunded Superannuation Liability Forecasts — Budget
The margin between liabilities and assets represents the level of unfunded superannuation liabilities in defined benefit schemes. Details on defined benefit scheme liabilities for the general government and for State Super and other schemes are shown in Table 7.9.

7 - 12	Budget Statement 2011-12

Table 7.9: General Government Sector — Superannuation Liabilities, Assets and Unfunded Liabilities (AASB 119 Basis)

	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014	June 2015
	Actual	Actual	Actual	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

General Government (a)
Liabilities	44,136	52,014	56,905	57,553	54,557	55,267	55,483	55,456
Asset values	26,510	22,605	24,183	25,356	25,688	25,865	25,935	25,881

Unfunded Liabilities	17,624	29,409	32,722	32,198	28,870	29,402	29,548	29,575

State Super-Liabilities	43,209	50,970	55,769	56,329	53,384	54,049	54,230	54,175
State Super-Asset values	26,256	22,397	23,976	25,139	25,448	25,600	25,644	25,566

State Super Unfunded Liabilities	16,953	28,573	31,793	31,191	27,935	28,448	28,586	28,609

Other schemes-Liabilities	927	1,044	1,136	1,224	1,173	1,218	1,254	1,281
Other schemes- Asset values	254	208	207	217	240	264	291	315

Other schemes Unfunded Liabilities	673	836	929	1,007	934	954	962	966

(a)	The PTE Sector also contains unfunded superannuation liabilities.
Table 7.10 shows the relative impact of cash funding, expenses and actuarial gains and losses on ongoing changes in unfunded liabilities.
In the forward estimates to 2015, superannuation expenses are forecast to be broadly similar to cash costs, leading to small changes in unfunded liabilities. In the five years to 2012, changes in unfunded liabilities were mostly due to actuarial gains and losses.

Table 7.10: General Government Sector — Superannuation Liabilities, Expenses and Cash Flows.(a)

	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014	June 2015
	Actual	Actual	Actual	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

OPERATING STATEMENT
Interest on obligations	2,711	2,791	2,884	2,805	2,828	2,980	2,989	2,995
Expected return on assets	(2,234)	(2,090)	(1,933)	(1,970)	(1,983)	(1,998)	(2,004)	(2,000)
Superannuation interest cost	477	701	951	835	845	982	985	995
Current Service Cost	662	625	700	648	606	504	456	406
Accumulation Scheme Costs	1,240	1,336	1,420	1,562	1,668	1,745	1,899	2,043
Other superannuation	1,902	1,961	2,120	2,210	2,271	2,250	2,356	2,449
Actuarial Losses/(Gains)	3,116	11,463	3,156	(447)	(3,358)	551	238	270
Total net operating cost	5,495	14,125	6,227	2,598	(239)	3,782	3,578	3,714
CASH FLOW
Net cash funding-defined benefits	987	1,065	1,518	1,561	1,420	1,506	1,533	1,644
Accumulation Scheme Payments	1,240	1,336	1,420	1,562	1,668	1,745	1,899	2,043
Total payments for superannuation	2,227	2,401	2,939	3,123	3,087	3,251	3,432	3,687
BALANCE SHEET
Unfunded Liabilities	17,624	29,409	32,722	32,198	28,870	29,402	29,548	29,575
Change in unfunded Liabilities	(3,268)	(11,785)	(3,313)	524	3,328	(532)	(146)	(27)

(a)	Defined benefit scheme estimates, together with accumulation scheme costs, determine the Budget estimates as disclosed in Chapter 9.

Budget Statement 2011-12	7 - 13

Unfunded Superannuation Liability Forecasts — 2010-11 Budget
Unfunded superannuation liabilities reported under AASB 119 have risen above the levels advised in the 2010-11 Budget, as Table 7.11 shows. The increase is due to a fall in liability discount rates, lower earnings and revised demographic assumption forecasts.
Table 7.11: Changes in General Government — Unfunded Superannuation Liability Estimates

	June 2010	June 2011	June 2012	June 2013	June 2014
	$ m	$ m	$ m	$ m	$ m

Unfunded Superannuation liabilities (AASB 119)
2010-11 Budget	27,466	26,157	27,575	28,014	28,064
2011-12 Budget	32,722	32,198	28,870	29,402	29,548

Change between Budgets	5,256	6,041	1,295	1,388	1,484

Discount rate changes	3,756	4,618
After Tax investment returns	1,030	832	902	977	1,058
CPI, wages and demographic based changes	228	321	355	386	418
Other changes	242	269	39	25	7

Total change between Budgets	5,256	6,041	1,295	1,388	1,484

Liability discount rates for the years ending June 2010 and June 2011 were 5.17 per cent and 5.28 per cent respectively. These discount rates were well below the 2010-11 Budget forecasts of 5.78 per cent for June 2010 and 6.09 per cent for June 2011.
The reduced discount rate led to a large increase in liabilities for 2010 and 2011 and was the main contributor towards the large increase in unfunded liability forecasts for those years.
Investment returns for 2010 and 2011 were 9.5 per cent and 8.9 per cent respectively. The forecast return in the 2010-11 Budget was 16.7 per cent for 2010 and 8.6 per cent for 2011. The reduction in the return from 16.7 to 9.5 per cent for 2010 led to a downward revision in asset values for 2010 and all future years.
Since the 2010-11 Budget, other assumptions underlying the calculation of liabilities have also been adjusted to incorporate revised CPI rates and salary estimates and also include updated membership demographics, based on changes in pensioner commutation and mortality rates and other variables.
Contribution rates for State Super remain unchanged from the level set in 2010-11 and will be reviewed and reset towards the 2030 full funding target following the next triennial review in 2012. Contributions towards the Judges’ Pension Scheme have now been adjusted to move away from a pay-as-you-go approach to achieve full funding by 2030. To meet this objective, contributions will be made to the General Government Liability Management Fund.

7 - 14	Budget Statement 2011-12

Unfunded Superannuation Liability Forecasts — Longer Term
With current investment returns and funding arrangements, unfunded liabilities under the actuarial funding basis are forecast to remain near current levels in nominal terms until 2020 and then fall in the following decade. Liabilities under AASB 119 are higher and take longer to fall.
Liability and asset forecasts were also examined during the triennial review, which confirmed that the funding plan advised in the 2009-10 Budget would fully fund State Super’s liabilities by 2030. The 2010-11 Budget funding plan provided more funding in the short to medium term, with funding due to increase by 5 per cent per annum to help align superannuation funding to Budget medium term expense growth rates.
The triennial review also advised that, under current funding arrangements, employer reserves for some universities are forecast to be depleted from 2014-15 onwards. While defined benefit university superannuation falls within State Super, NSW does not guarantee university liabilities and State Super cannot make payments if funds are not available.
NSW Treasury has been seeking to resolve this matter with the Commonwealth for some time. State Super has also been corresponding with the University of Sydney and the University of NSW to obtain the commitments and guarantees needed to enable State Super to continue paying full lump sum and pension benefits to members while employer reserves are being depleted.
Superannuation Liability Forecasts and Accounting Standards
Using AASB 119 as a measure for reporting superannuation liabilities and as a measure for estimating and funding unfunded liabilities creates a number of difficulties.
The AASB 119 forecast effectively overstates the level of unfunded liabilities, as it does not recognise the greater capacity for growth-based asset portfolios to fund entitlements over time.
AASB 119 may be appropriate if liabilities are totally unfunded, or funded only by bonds or other interest-based investments. Earnings would then be limited to interest-based returns and relatively high employer contribution rates would be needed to pay member benefits over time.
However, NSW superannuation scheme assets are invested in diversified growth portfolios, where long-term world investment history shows that the average earnings on assets are much higher than interest-based portfolios, reflecting the existence of the equity risk premium. Over time, with higher earnings, asset levels will be higher and lower cash employer contributions will be needed to pay member benefits.
The use of AASB 119 for reporting purposes also makes it difficult to compare underlying changes over time. Changes in bond rates from year to year cause substantial volatility in liability estimates and confusion in comparing liability estimates over time.

Budget Statement 2011-12	7 - 15

Table 7.7 shows AASB 119 unfunded liabilities rising by nearly $15 billion in the last three years, from $17.6 billion in 2008 to $32.2 billion in 2011. Unfunded liabilities under the funding basis rose by less than $2 billion over the same period, from $14.4 billion in 2008 to $16.3 billion in 2011.
The AASB 119 standard itself is expected to be replaced in Australia with a revised standard, the International Accounting Standard 19, Employee Benefits (IAS 19). Issued in June 2011 and potentially applying for the year ending 30 June 2014 onwards, IAS 19 effectively requires earnings on dedicated superannuation assets to be calculated using the same bond yield used to value superannuation liabilities. That is, the forecast long term earnings rate is no longer used to calculate net expenses. Earnings and therefore the net operating balance — the key financial measure for Australian government budgets, would also fall. By way of illustration, the impact of the change on NSW budget result is highly material and is estimated to worsen the result by about $750 million per annum.
There has been a long-term concern amongst Australian jurisdictions that a discount rate based on a borrowing rate at a point in time can give inappropriate outcomes. In the current environment, growth prospects remain relatively low and there have been substantial reductions in long-term government bond yields, except for countries such as Greece, where their rates have substantially increased to reflect loan default risk. By contrast, commercial borrowers may find their rates have increased. It is not clear that either change reflects the underlying economic movements of the superannuation liability.
Given the issues outlined above, NSW Treasury has approached the Australian Accounting Standards Board, requesting that it attempt to expedite a proposed review of employee liability valuation by the International Accounting Standards Board.
7.4 Insurance
Self Insurance
The financial aggregates of the general government sector incorporate a number of self insurance schemes, the run off of closed insurance schemes and other specific insurance-based arrangements. These schemes include the Treasury Managed Fund (TMF) and various administered schemes including a scheme covering Dust Diseases.
Insurance assets and liabilities for the general government sector are shown in Table 7.12.

7 - 16	Budget Statement 2011-12

Table 7.12: General Government Sector — Insurance Asset and Liability Estimates

	June 2010	June 2011	June 2012	June 2013	June 2014	June 2015
	Actual	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m

Outstanding Claim Liabilities
Treasury Managed Fund	4,839	5,086	5,590	6,107	6,624	7,143
Dust Diseases	1,605	1,682	1,685	1,688	1,688	1,685
WorkCover Authority (a)	110	128	128	128	129	130
HIH	195	208	180	137	92	63
Managed and other schemes (b)	487	460	457	457	458	462
Police & Fire Death and Disability Schemes	226	325	329	329	329	329

	7,462	7,889	8,369	8,846	9,320	9,812

Assets(c)
Treasury Managed Fund(d)	4,966	5,351	5,868	6,602	7,300	8,008
Dust Diseases	1,605	1,682	1,685	1,688	1,688	1,685
WorkCover Authority	180	188	192	192	192	194
HIH	147	199	157	105	54	19
Managed and other schemes (b)	425	490	557	592	632	672
Police & Fire Death and Disability Schemes(e)	16	17	18	19	20	21

	7,339	7,927	8,477	9,198	9,886	10,599

(a)	This does not include liabilities under the workers compensation scheme for private sector employees.

(b)	Managed and other schemes include all other non-TMF schemes currently administered by SiCorp as well as the now closed Maritime Authority of NSW workers compensation fund. The SiCorp schemes include the Transport Accident Compensation Fund, the Government Workers Compensation Account, the Pre Managed Fund Reserve, the Home Warranty Insurance Fund and the residual workers compensation liabilities assumed by the Crown from the former State Rail Authority, Rail Infrastructure Corporation and the Australian Rail Track Authority.

(c)	Gross amount of insurance assets are included in financial assets for net debt reporting purposes in accordance with Australian Bureau of Statistics standards.

(d)	TMF financial assets include investments and recoveries receivable.

(e)	Fire Death and Disability Schemes only. There are no assets set aside for the Police Death and Disability Scheme.

Budget Statement 2011-12	7 - 17

The largest self insurance scheme in the general government sector is the TMF. The TMF is managed by the NSW Self Insurance Corporation (SiCorp) and covers workers compensation, public liability and other insurance liabilities for most general government agencies. Other public sector agencies can apply to join the TMF voluntarily.
Chart 7.4 shows trends in outstanding TMF claims liabilities for both workers compensation and public liability over the last ten years.
Chart 7.4: TMF Gross Outstanding Claims Liabilities

Workers Compensation	Public Liability

The forecast increase in workers compensation liabilities is primarily driven by continued deterioration in the emergency services workers compensation costs. In particular, liabilities and premiums have increased significantly since the introduction of the Police Death and Disability Scheme in 2005.
The increase in public liability reflects actuarial expectation of normal liability growth. In the absence of major favourable valuation corrections, outstanding liabilities trends are generally increasing, reflecting the effect on inflation on existing but not yet paid claims, plus the addition of new claims to the fund. The increase in liabilities is being offset by forecast positive investment returns and increasing value of financial assets held to fund these liabilities.
The TMF collects target premiums to cover the cost of insurance. The target premium for 2011-12 of $1.2 billion has increased by 18.5 per cent from 2010-11 levels. This increase, which is actuarially assessed, is mainly due to higher claims costs and higher workers compensation liabilities, particularly for NSW Police and NSW Health.

7 - 18	Budget Statement 2011-12

Chart 7.5 shows the total level of income from TMF premiums from 1999-2000 to 2011-2012.
Chart 7.5: Total TMF Premiums by Line of Business
The Workers Compensation (Dust Diseases) Board manages workers compensation claims arising from workplace-based exposure to dust. Liabilities are expected to grow moderately over the forward estimates period and are fully offset by an asset receivable which recognises the Board’s legislative power to adjust employer premiums to fund future claims. In June 2011, assets of the Board for funding outstanding liabilities consisted of $678 million in investments and $1.1.billion in receivables.
WorkCover Authority liabilities arise from a number of specific schemes, including the Emergency and Rescue Workers Compensation and Bush Fire Fighters Compensation funds.
The NSW Police Force and NSW Fire Brigades also provide self insurance to employees under their Death and Disability schemes. These schemes provide compensation to workers who cannot continue to work, or work in their profession, due to injuries.
The NSW Police Death and Disability scheme was designed to be fully funded by a salary contribution of 5.4 per cent, with employees contributing 1.8 per cent.
The claims experience to date has been much higher than forecast, and the overall cost of the scheme as a percentage of salary is now substantially higher. The Government has established a consultative group to consider reforms to the scheme with the objective of providing appropriate protection for injured workers, while maintaining a financially sustainable scheme that operates within funding parameters (for the employer, 3.6 per cent of salaries).

Budget Statement 2011-12	7 - 19

HIH Arrangements
After HIH Insurance collapsed in 2001, the Government assumed over $700 million of outstanding motor vehicle third party and building insurance claims. In order to fund these claims, the Government introduced an insurance protection tax payable by all insurance companies.
Medium term actuarial modelling in 2010 forecast that the HIH liabilities would be fully funded during 2010-11, enabling the Government to abolish the Insurance Protection Tax, from 1 July 2011. Overpayments by insurers, if any, will be refunded.
James Hardie Funding Arrangements
The Asbestos Injuries Compensation Fund Limited (AICF) administers compensation arrangements for Australian asbestos victims exposed to products manufactured by former James Hardie companies in Australia. Under the 2006 Amended and Restated Funding Agreement, James Hardie contributes up to 35 per cent of its free cash flow to the AICF each year.
Following concerns regarding the impact of the US housing downturn and the global financial crisis on James Hardie, the NSW and Australian Governments in 2009 agreed in-principle to provide on a 50/50 basis a $320 million loan facility to provide cash flow support to enable AICF to continue to make full compensation payments to asbestos victims.
The loan assistance will only be called on if required for short-term funding and will be secured against reinsurance recoveries. James Hardie is still obligated to contribute to the Fund to fully meet its AICF liabilities.
No funds were paid in 2010-11 and, subject to final legal appeal by the ATO on a disputed tax assessment, around $85 million is due to paid by James Hardie to the AICF in July 2012.

7 - 20	Budget Statement 2011-12

7.5 Financial Asset and Liability Management
Financial Asset Management
The State accumulates financial assets to manage cash flow requirements and to meet superannuation, insurance and other liabilities as they fall due. Details on financial assets on the State’s balance sheet are shown in Table 7.13.
Cash and cash-equivalent assets consist of cash and deposits invested with TCorp or with other financial institutions. Financial assets at fair value consist mainly of investments, securities and derivative-based assets, mostly held by TCorp on behalf of client agencies. Advances paid are loans made to non-state agencies for policy purposes. Receivables are made up of debtors and outstanding amounts owed for goods and services, taxes and other amounts owed to the State, and include the value of accrued dust disease insurance levies. Equity investments mostly represent the State’s share in Snowy Hydro Ltd.
Some assets included in Table 7.13 are held by the State on behalf of other parties and are therefore offset by an equal liability. Other assets managed by State agencies, such as the NSW Trustee and Guardian, are not included in Table 7.13 as they are managed by trusts on behalf of clients who are outside the NSW public sector.
Table 7.13: State Gross Financial Assets

	June 2010	June 2011		June 2013	June 2014	June 2015
	Actual	Est. Actual	June 2012	Forward estimates
	$m	$m	Budget	$m	$m	$m

Cash and Cash Equivalent Assets
Administered by TCorp	3,306	8,396	3,764	3,460	3,035	2,737
Held at other financial institutions	2,993	3,462	3,085	3,310	3,619	3,804
Financial Assets at Fair Value
Held and administered by TCorp	13,345	13,636	14,501	15,750	17,043	18,393
Held at other financial institutions	6,864	6,307	6,108	6,245	6,091	5,903
Advances paid	434	447	628	809	836	862
Tax assets
Receivables	6,775	6,898	6,559	6,661	6,675	6,734
Equity	1,305	1,343	1,252	1,291	1,327	1,356

	35,022	40,489	35,897	37,524	38,626	39,790

Most of the State’s cash and cash-equivalent assets are in the general government sector. The Treasury Banking System (TBS) coordinates cash management arrangements in this sector and includes a set-off arrangement which allows all TBS bank accounts, including the Consolidated Fund, to be treated as one account for interest calculation and payment purposes.
Financial assets are largely invested in asset portfolios to meet specific liabilities. The disposition of assets is designed to optimise returns within appropriate risk parameters to reduce the level of funding needed to meet liabilities over time.

Budget Statement 2011-12	7 - 21

There are two major asset portfolios. The first is based on investments to meet superannuation liabilities while the second is designed to meet insurance obligations. Most superannuation investments are held by State Super. Insurance and other investments are largely managed by TCorp on behalf of client agencies, including the TMF for SiCorp.
Debt Management
General government and PTE sector borrowings are generally managed under arrangements with TCorp. Most general government sector borrowings are held by the Crown Finance Entity and are used to manage cash flows and to finance agency capital expenditure.
Management of Crown Finance Entity debt is governed by a Memorandum of Understanding (MOU) between NSW Treasury and TCorp. The MOU has two long-term objectives: to minimise the market value of debt within specified risk constraints, and to minimise debt costs. The MOU also requires adherence to budget allocations for finance expense, normally agreed at the start of each financial year.
TCorp, as debt manager, also operates to agreed benchmarks on debt duration and has an active management mandate to add value relative to a benchmark portfolio. The Crown Finance Entity Debt Management Committee, consisting of representatives of TCorp and Treasury, meets quarterly to monitor debt strategy and to review financial market developments.
As part of its debt management program, TCorp issues longer-term bonds and inflation indexed bonds as well as standard medium-term bonds. The range of bonds issued reduces debt cost volatility and helps meet debt duration benchmarks.
Superannuation Management
Defined benefit superannuation schemes are generally managed under trustee arrangements. State Super and the Energy Industries Superannuation Scheme (EISS) are responsible for the administration and investment functions for most public sector superannuation liabilities.
State Super and EISS employers in the PTE sector have generally maintained a full funding policy. Until 2008-09, a history of full funding combined with several years of high earnings led to reductions of and suspensions to funding contributions for most of these agencies. Funding arrangements are now subject to ongoing review and amendment.
The Parliamentary Contributory Superannuation Fund has its own trustee and funding arrangement and has been on an employer contribution funding holiday until 30 June 2011. Crown funding has now resumed.

7 - 22	Budget Statement 2011-12

The Judges’ Pension Scheme is administered by the Department of Justice and Attorney General and was previously funded to meet entitlements as they fall due. Funding has now been increased to develop a pool of investments, based on a full funding target by 2030. These investments are managed by TCorp under arrangements with the Liability Management Ministerial Corporation.
Insurance Management
Many of the insurance schemes of the State are managed by SiCorp. The TMF, the largest scheme, provides insurance cover for most general government sector agencies and other participating agencies. The TMF also covers liabilities for closed schemes and for schemes transferred to the Crown. Managed by SiCorp, the TMF’s purpose is to help member agencies reduce risk exposures and thereby maximise resources available to support core business activities. The TMF provides incentive ‘hindsight adjustments’ to premiums for member agencies to encourage best management practices.
As part of its risk management arrangements, the TMF purchases a comprehensive reinsurance program to protect its exposure to catastrophic events and in consultation with risk manager provider, Suncorp Risk Services, uses the TMF data warehouse to identify and manage risk areas.
TMF claims management is currently distributed between four claims managers: Employers Mutual Limited, Allianz Insurance Limited, GIO General Limited and QBE Insurance (Australia) Limited. There are also separate long-term contracts for risk management, reinsurance and actuarial services.
In July 2010, SiCorp also began administering the Home Warranty Insurance Fund (HWIF) which was established following structural reforms to the NSW Home Warranty Insurance Scheme. With effect from 1 September 2011, SiCorp will also manage HIH building insurance claims, previously administered by NSW Fair Trading.

Budget Statement 2011-12	7 - 23

Chapter 8: Public Trading Enterprises
•	Commercial PTE sector profitability is largely from the network electricity and water businesses and is driven by independent regulator-determined returns on a large and growing asset base.

•	Profitability is expected to increase over the forward estimates period reaching a forecast adjusted net operating surplus of $6.9 billion by 2014-15, reflecting higher returns in the commercial public trading enterprise sector.

•	Following a period of significant growth in capital expenditure, PTE spending over the next four years is expected to level off at around $10 billion per year.

•	Net debt in the PTE sector is forecast to increase to $43 billion in June 2015. Borrowings by the electricity and water sectors form the bulk of the increase, with most of the remainder being higher transport sector borrowings.

•	Contributions to the Budget from Commercial PTEs in the form of dividends and income tax equivalent payments are estimated to increase from $1.8 billion in 2011-12 to $2.2 billion in 2014-15.

•	The average gearing level of Commercial PTEs will remain within commercially responsible levels, and is expected to increase from 47 per cent in June 2011 to 57 per cent in June 2015.
8.1 Introduction
The public trading enterprise (PTE) sector comprises a range of government businesses providing major economic services. This includes State Owned Corporations (SOCs) governed by the State Owned Corporations Act 1989.
Commercial PTEs receive most of their income from customers. They are able to finance their operations and capital expenditure from the revenue they generate and borrowings. Commercial PTEs cover government businesses in sectors including electricity, water, ports and property.
Non-commercial PTEs receive Budget funding to meet policy objectives agreed with the Government when income from customers is insufficient to meet operating expenses and/or capital expenditure. Non-commercial PTEs include government businesses in the transport (excluding ports) and social housing sectors.
The Government represents the people of New South Wales as shareholder of commercial PTE businesses and accordingly, expects an appropriate return on its investment. Dividends received are used to fund core government services that would otherwise need to be funded through higher taxes. In addition to dividends, SOCs provide to the State income tax equivalent payments to achieve competitive neutrality with private sector competitors.

Budget Statement 2011-12	8 - 1

The book value of the Government’s equity investment in the commercial PTE sector is estimated at $27.4 billion in June 2011 and is forecast to grow to $29.1 billion by June 2015.
8.2 Operating Performance
PTEs’ financial performance is assessed on the basis of adjusted net operating surplus. This is defined as the net operating surplus before interest, tax, depreciation and amortisation (EBITDA) and excluding capital grants revenue.
Budget-funded capital grants revenue is largely provided to fund capital programs in non-commercial sectors such as housing and transport, but also to State Water for a proportion of dam safety works.
The net operating surplus measure enables comparisons of businesses’ cash profits, independent of capital structure and provides an effective measure to compare the performance of businesses within and across industries, in cases where businesses have a large amount of fixed and intangible assets and a significant amount of debt financing.
Chart 8.1 shows the adjusted net operating surplus for the PTE sector over the period 2005-06 to 2014-15.
Chart 8.1: Adjusted Net Operating Surplus

8 - 2	Budget Statement 2011-12

The PTE sector’s adjusted net operating surplus is projected to be $4.3 billion in 2011-12. Profitability of the total PTE sector is then expected to increase over the forward estimates period, reaching $6.9 billion by 2014-15. The network electricity and water sectors are forecasting the largest increases driven by regulator-determined returns on a large and growing asset base. The non-commercial PTE sector is forecast to return to a surplus position from 2012-13 following distorted returns in 2010-11 and 2011-12 because of the transfer of housing stock by the NSW Land and Housing Corporation to community housing providers.
Commercial PTE Sector Performance
The adjusted net operating surplus for the commercial PTE sector is projected to remain stable between 2010-11 and 2011-12 at $5.2 billion. The commercial PTE sector is then forecast to experience strong earnings growth, particularly from 2011-12 to 2012-13. The adjusted net operating surplus is forecast to increase to $6.4 billion in 2014-15. A large proportion of this growth will come from the regulated network electricity businesses and water sector.
Consistent growth in commercial PTE sector earnings is reflected in dividend and income tax equivalent payments rising from $1.8 billion in 2011-12 to $2.2 billion in 2014-15.
Non-commercial PTE Sector Performance
The adjusted net operating result for the non-commercial PTE sector is expected to be a deficit of $891 million in 2011-12. The sector is then expected to return to a surplus adjusted net operating result from 2012-13. The transfer of housing stock valued at over $2 billion by the NSW Land and Housing Corporation to community housing providers and the Aboriginal Housing Office distorted overall sector results in 2010-11 and 2011-12. Excluding this effect, the non-commercial PTE sector recorded an adjusted net operating surplus in these years ($177 million and $212 million respectively).
8.3 Dividends and Tax Equivalent Payments
Dividends from commercial PTEs, including SOCs, represent a return to the government as shareholder for its investment in the business. Tax equivalent payments are imposed to ensure competitive neutrality with businesses operating in the private sector. Both represent budget revenue. Further information about dividends and tax equivalents is provided in Chapter 5.
Over the four years to 2014-15 dividend and tax equivalent payments are expected to grow at an average annual rate of 1.8 per cent, with variations between years and sectors reflecting the different circumstances and characteristics of the industries in which the businesses operate.

Budget Statement 2011-12	8 - 3

After an initial decline in 2010-11 reflecting the sale of the retail operations, dividends from the Government’s electricity transmission and distribution businesses are forecast to increase up to 2012-13 due to increased returns from capital investments. Subsequently, dividends from these businesses are forecast to decline as revenue falls with the expiry of transitional arrangements made with the purchasers of the retail operations while the businesses continue to incur expenses associated with employee guarantees and overheads previously allocated to the retail operations. Movements in the income tax equivalent payments will reflect the movements in dividends.
Dividends and income tax equivalent payments from the Government’s electricity generation businesses will decline in 2011-12 following the former Government’s energy transaction in 2010, and are expected to decline further from 2012-13 reflecting the forecast impact of the commencement of the Australian Government’s proposed carbon pricing regime.
Steady growth in dividends and tax equivalents in the water sector reflect regulated returns on an increasing asset base.
Port sector returns increase in response to growing trade volumes and the recommencement of dividend payments by Port Kembla Port Corporation in 2011-12 and by Sydney Ports Corporation in 2013-14. Dividend payments from these entities were suspended to assist in funding their capital programs.
Strong 2010-11 distributions from financial sector businesses come from advantageous trading conditions in the financial markets, with results forecast to return to trend from 2011-12.
8.4 Capital Expenditure
PTE capital spending over the next four years is expected to level off at around $10 billion per year. This follows a period of significant growth in capital expenditure.
Chart 8.2 shows PTE capital expenditure from 2005-06 to 2014-15.
The decline in capital expenditure in 2010-11 occurred predominantly in the non-commercial PTE sector, reflecting the winding back of fiscal stimulus spending on social housing, as well as rescheduled spending in rail transport.
The decline in 2010-11 expenditure in the commercial sector came from delays in a range of projects in the network electricity and ports sectors.
Total PTE sector capital expenditure in 2011-12 is expected to be $8.5 billion, up from $7.8 billion in 2010-11, mainly due to increases in investment by the electricity network businesses and transport agencies. Expenditure is expected to increase to $8.9 billion in 2012-13 and plateau in 2013-14 and 2014-15 at $10 billion.

8 - 4	Budget Statement 2011-12

Between 2011-12 and 2014-15, PTE capital expenditure is expected to total $37.3 billion, compared to $31.3 billion over the four years to 2010-11. The PTE capital program represents around 60 per cent of total State capital expenditure over the next four years.
Chart 8.2: PTE Sector Capital Expenditure
Commercial PTE Sector Capital Expenditure
Commercial PTE capital expenditure is expected to increase by 18 per cent in 2011-12 to $5.6 billion due to increases in investment by the electricity agencies to meet increasing peak demand and replace end of life assets.
After a decline in 2010-11 with a range of delayed electricity transmission and port projects, capital expenditure in the commercial PTE sector rises steadily from $5.6 billion in 2011-12 to $6.2 billion in 2014-15. Projects across the forward estimates period include:
•	investment in electricity transmission and distribution assets to meet growth in customer connections and peak demand, and to replace and renew assets, as well as to develop the Cobbora coal mine project to secure long term coal supplies to generators

•	water, wastewater and storage asset renewals by water businesses to maintain water quality and service delivery and investment to service a population growth

•	new port assets including a freight intermodal terminal, second bulk liquids berth at Port Botany and passenger cruise terminal in Sydney Harbour.

Budget Statement 2011-12	8 - 5

Non-commercial PTE Capital Expenditure
Capital expenditure in the non-commercial PTE sector is forecast to decrease from $3.1 billion in 2010-11 to $2.9 billion in 2011-12 and then peak at $3.8 billion in 2013-14 and 2014-15.
From 2011-12, the social housing sector is forecast to return to longer term trends after three years of investment under the Commonwealth Nation Building — Economic Stimulus Plan ($611.5 million in 2010-11 excluding GST refunds).
The significant increase in planned capital expenditure is driven by spending on transport infrastructure. Capital expenditure is to shift from 2010-11 to forward years with delays in the delivery to RailCorp of new Waratah rolling stock and rescheduled rail infrastructure spending. The new North West Rail Link is a major priority rail project now reflected in the forward estimates.
Table 8.1 provides details of PTE capital expenditure by sector for 2010-11, the Budget year and forward estimates period. Further detail is provided in Budget Paper No. 4.
Table 8.1: PTE Capital Expenditure by Sector

						Total
	2010-11	2011-12	2012-13	2013-14	2014-15	2011-12 to
	Revised	Budget	Forward estimates			2014-15
Sector(a)	$m	$m	$m	$m	$m	$m

Commercial PTEs
Electricity	3,363	3,993	4,317	4,235	4,240	16,785
Water	1,057	991	1,131	1,270	1,299	4,691
Ports	190	389	189	138	123	838
Property	100	131	148	64	37	380
Other	42	98	208	446	538	1,289

Total Commercial PTEs	4,752	5,600	5,993	6,152	6,238	23,983

Non-Commercial PTEs
Transport	1,892	2,379	2,497	3,341	3,286	11,504
Social Housing(b)	1,175	476	405	473	470	1,824

Total Non-Commercial PTEs	3,067	2,856	2,902	3,814	3,757	13,328

Total	7,819	8,456	8,895	9,966	9,994	37,312

(a)	PTEs have been classified according to their predominant activity. This differs from Budget Paper No. 4 Infrastructure Statement where capital expenditures by PTEs are classified according to policy areas, based on the Australian Bureau of Statistics categories. For example, Sydney Water Corporation’s sewerage-related capital expenditure is classified under Environment Protection, rather than water expenditure, further details on PTE capital expenditure, see Budget Paper No. 4 Infrastructure Statement.

(b)	This includes the NSW Land and Housing Corporation, City West Housing Pty Limited and the Teacher Housing Authority. This excludes capital expenditure of $77 million in 2010-11 and $48 million in 2011-12 funded from GST refunds associated with the transfer of Nation Building Economic Stimulus Program properties to community housing providers.

8 - 6	Budget Statement 2011-12

Financing of Capital Expenditure
Commercial PTEs fund their capital programs from a combination of debt and internally generated cash. Non-commercial PTEs rely mainly on capital grants from the State Budget and Public Private Partnerships and other borrowings to finance their capital programs.
Net debt in the PTE sector is forecast to rise by $18.6 billion from $24.4 billion in June 2011 to $43 billion in June 2015.
Borrowings by commercial PTEs account for $15.2 billion of the increase. The electricity sector has the largest increase in borrowings of $11.3 billion. Water sector borrowings are expected to increase by $2.2 billion. The combined increase in net debt for these two sectors will partially fund $21.5 billion in capital expenditure.
Non-commercial sector PTE net debt increases significantly from $437 million in June 2011 to an expected $3,817 million in June 2015, with the transport sector (excluding ports) accounting for $3.2 billion of the higher net debt. The majority of this increase reflects the recognition of finance leases for rail rolling stock under a Public Private Partnership. In addition, Rail Corporation will borrow to finance enabling works which support the new rail cars and some Rail Clearways project expenditure.
Consistent with this increase in net debt, the combined gearing level for commercial PTEs is projected to increase from 47 per cent in June 2011 to 57 per cent in June 2015. Gearing is defined as the ratio of net debt to net debt plus equity. While the increase in gearing is significant, it remains within commercially prudent levels. In setting prices for the electricity network and water businesses, independent regulators allow for a commercial rate of return on efficient capital expenditures.
Chart 8.3 shows gearing ratios and capital expenditure in the commercial PTE sector over the period 2005-06 to 2014-15.

Budget Statement 2011-12	8 - 7

Chart 8.3: Commercial PTE Capital Expenditure and Gearing
Increased gearing levels and attendant lower interest coverage is consistent with the Government’s Capital Structure Policy, which allows for borrowings (and resulting debt servicing capacity) to move within a prudent range over the investment cycle. During periods of high debt-funded capital expenditure, it is expected that growth in interest expense will outstrip growth in earnings in the short to medium-term. However, with capital expenditures expected to generate returns above the cost of borrowings, overall shareholder returns will continue to increase over the forward estimates period.
Chapter 3 considers further the PTE sector’s net debt and its implications for the Government’s fiscal strategy.
8.5 Major Sectors
This section presents a broad overview of the key PTE sectors, including an outline of their strategic directions and expected capital expenditure programs over the Budget and forward estimate years.

8 - 8	Budget Statement 2011-12

Electricity
Electricity Asset Transactions
On 14 December 2010 a number of transactions were entered into under the former Government’s Energy Reform Strategy.
A summary of the transaction results is described below.
•	The retailing arms of Country Energy and Integral Energy, along with the Generation Trading Agreement (Gentrader Agreement) for Eraring power station, were acquired by Origin Energy for an aggregate value of $3,250 million.

•	The retailing arm of EnergyAustralia, the Gentrader Agreement for Delta Electricity’s Mt Piper and Wallerawang power stations, and development sites at Mt Piper and Marulan were acquired by TRUenergy for an aggregate value of $2,035 million.
In a second round of bidding no bids were received for Macquarie Generation’s power stations and Delta Electricity’s coastal power stations and these assets remain in Government hands, along with four power station development sites.
In February 2011 the Bamarang power station development site was sold to Infratil for $9 million.
Budget Impact and Financial Position
Proceeds from transactions offset State debt and hence improve the Net Financial Liabilities, leading to positive impacts on the Budget results through returns on financial assets and/or reduced debt financing costs. However, these financial benefits are offset by impacts on the Budget position across the forward estimates including:
•	foregone ongoing dividend and income tax equivalent revenues from retail and the transacted generators

•	foregone ongoing Government guarantee fees from the transacted generators

•	lower dividend and income tax equivalent payments from the State-owned network businesses, as a result of the residual (stranded) and other unrecoverable costs associated with transferring customers to the new retailers

•	potential damages (Availability Liquidated Damages) that the generator businesses may incur if the availability targets in the Gentrader Agreements are not met.
The Budget impact of the electricity transactions up to and including the 2013-14 financial year, as at 27 January 2011, is shown in Table 8.2. Table 8.2 is taken from the Update to the Statement of Uncommitted Funds dated 27 January 2011, however excludes the impact of the waste services transaction.

Budget Statement 2011-12	8 - 9

Table 8.2: Budget Result Impact of Electricity Transactions at 27 January 2011

					Total
	2010-11	2011-12	2012-13	2013-14	2010-11 to 2013-14
Budget Result Impact	$m	$m	$m	$m	$m

Reduction in Superannuation
Expenses	95	293	318	343	1,049
Loss of Financial Distributions and
Government Guarantee Fees	(34)	(317)	(251)	(107)	(709)
Availability Liquidated Damages,
Separation Costs and Other Costs	(51)	24	(109)	(44)	(180)

Budget Impact	10	—	(42)	192	160

Subsequent Events post Transaction
Subsequent to the completion of the transactions a number of developments have occurred which result in changed impacts of the transactions to the State’s budget and fiscal position. Table 8.3 shows the revised expected impact of the transactions on the Budget result over the period from 2010-11 to 2014-15.
Table 8.3: Budget Result Impact of Electricity Transactions

						Total
	2010-11	2011-12	2012-13	2013-14	2014-15	2010-11 to 2014-15
Budget Result Impact	$m	$m	$m	$m	$m	$m

Reduction in Interest Expense @ 6%	75	233	244	259	273	1,084
Loss of Financial Distributions and Government Guarantee Fees	(51)	(317)	(252)	(106)	(106)	(832)
Availability Liquidated Damages, Separation Costs and Other Costs	(61)	(4)	(174)	(138)	(224)	(600)

Budget Impact	(37)	(88)	(181)	15	(57)	(347)

The deterioration in budget impact compared to the Update to the Statement of Uncommitted Funds reflects lower projected returns on invested funds and higher projected costs.

8 - 10	Budget Statement 2011-12

The Update to the Statement of Uncommitted Funds assumed that proceeds would be invested to pay down superannuation liabilities with an expected return on investment of 8.6 per cent. However, until the conclusion of the Special Commission of Inquiry into the Electricity Transactions, the proceeds are being invested in financial assets and/or paying down debt, with an expected return of 6 per cent. A decision on the long term use of the proceeds will be made after the Special Commission’s report is delivered.
More significantly, the Electricity Network Businesses are forecasting higher separation costs than in January 2011. These include costs associated with the employee guarantees provided by the previous Government and costs associated with transferring retail customers to the new owners.
The Australian Energy Regulator (AER) is yet to determine whether some costs may be passed through as user charges, as had been assumed in the Update to the Statement of Uncommitted Funds. These costs are now included in Table 8.3.
In assessing the benefit to the State of the electricity transactions, both the financial impact as well as changes in the risk profile of the State need to be considered.
Availability Liquidated Damages
Under the Gentrader Agreements there is the possibility that the Generators will on occasion not be able to provide power to the Gentraders when requested. In certain cases (for example force majeure or scheduled maintenance events), the Generators have no liability for being unavailable. However, where this is beyond the threshold limits set out in the Gentrader Agreement, penalty payments, called ‘Availability Liquidated Damages’ (ALD), result. This is the key risk remaining with the generators post transaction.
The risk of ALDs is similar to the operating situation the generators would have faced pre-transaction where any unavailability of plant would result in the generator being unable to dispatch electricity, which would have a negative impact on its profitability. In particular:
•	revenue losses where they do not have a capacity to trade in the market or

•	losses on financial hedges where they do not have physical capacity and the market price is greater than the hedge price (which could be significant where the market prices are high).
The marginal and aggregate ALD costs are capped to well below pre-transaction levels.

Budget Statement 2011-12	8 - 11

Special Commission of Inquiry
Following the March 2011 election, the NSW Government established a Special Commission of Inquiry into the former Government’s electricity transactions. The Honourable Justice Brian Tamberlin QC is to inquire into and report on all matters relating to the electricity transactions, as well as options for future action that could be taken to further the public interest in a competitive NSW electricity sector.
The Commissioner provided an initial report on 31 August 2011 and will provide a final report on or before 31 October 2011.
Cobbora Coal Mine
The three state owned generators, Macquarie Generation, Delta Electricity and Eraring Energy were developing the Cobbora coal mine under an unincorporated joint venture as a means of securing long term supplies of competitively priced lower grade steaming coal to NSW power stations.
In October 2010, the former Government announced that it would retain ownership of the Cobbora project and the project was transferred to a newly created state-owned incorporated company in February 2011.
The estimated capital cost to develop the Cobbora mine is $1.3 billion to $1.5 billion, depending on a number of variables, including mine size.
Cobbora has a number of contracts to supply coal by certain dates at certain prices. At the time of this Budget, these contracts, on currently available information and currently contracted volumes, have been assessed to have a negative net present value to the State of approximately $300 million. This value may change over time as it will be affected by a number of variables including actual mine size, any further contracts entered into and any benefit from export sales.
Capital Expenditure
Capital expenditure by the electricity sector is expected to total $16.8 billion over the Budget and forward estimates period and is driven almost entirely by network capital expenditure.
The key drivers for network capital expenditure are new customer connections, increasing summer peak demand and the replacement and renewal of assets that reach the end of their useful life.

8 - 12	Budget Statement 2011-12

Capital expenditure by network businesses is forecast to grow from $3.9 billion in 2011-12 to $4.1 billion in 2014-15, totalling around $16.5 billion over the four years. This capital expenditure supports the NSW 2021 Plan target for average electricity reliability of at least 99.98 per cent by 2016.
The capital expenditure of network businesses over the remaining three years of the regulatory period to 2013-14 will increase their regulatory asset base by around 40 per cent. As the asset base grows, earnings of the network businesses will increase because the regulated revenue includes a return on assets.
The Government has commissioned a review of electricity network quality of service and licence conditions to ensure that forecast network electricity capital investment is justified and to minimise pressure on consumer prices.
Electricity prices paid by consumers include a component for the cost of ‘poles and wires’ used in transmission and distribution. Revenue for the transmission and distribution network businesses is determined by the Australian Energy Regulator (AER). Retail electricity prices are currently regulated by the Independent Pricing and Regulatory Tribunal (IPART).
The AER follows a transparent consultative regulatory process which is defined in the National Electricity Law and the National Electricity Rules. In April 2009 the AER made its final determination for these businesses for the five years starting 1 July 2009. This AER determination was later modified as a result of an Australian Competition Tribunal decision on 26 November 2009.
Under the former Government’s Energy Reform Strategy, much of the future capital expenditure in Eraring Energy and Delta Electricity’s western power stations transferred to the private sector. As a consequence, forecast investment is $0.5 billion lower between 2011-12 and 2013-14 than forecast at last Budget.
The generators will undertake $88 million of Government funded capital expenditure in 2011-12. A total of $314 million has been allowed for generation in the Budget and forward estimates period, predominantly by Macquarie Generation and Delta Coast, with a small component by Eraring and Delta West to maintain generation capacity.

Budget Statement 2011-12	8 - 13

Financing Capital Expenditure
Capital expenditure programs of the network businesses are funded through a mix of operating surpluses and debt.
Net debt in network businesses rises from $15.3 billion in June 2011 to $25.8 billion in June 2015. Gearing is expected to increase from 68 per cent to 76 per cent over the same period. This gearing is sustainable during this period of high network investment because the networks have a regulated revenue stream and the assets typically have long lives. The Government will consider changes to the capital structure of the distribution businesses in light of the sale of their retail businesses.
Operating Performance
Earnings from the network businesses are forecast to rise over the period to 2013-14, largely because the capital expenditure allowed by the AER increases the regulatory asset base from which a large proportion of the regulated revenue is derived. This increase is offset to some extent by loss of revenue associated with the completion of the service agreements with the purchasers of the retail businesses and income uncertainty in the next regulatory period from 2014-15.
The Electricity Tariff Equalisation Fund (ETEF), which terminated on 30 June 2011, was designed to manage wholesale electricity pool purchase cost risk for government owned retail suppliers that were required to supply electricity to small retail customers at tariffs determined by IPART. The cash balance in the ETEF increased by $178m in 2010-11 as a result of relatively low wholesale electricity prices during the financial year. This movement in the ETEF cash balance has had a positive impact on the 2010-11 financial result as reported under ‘Other Taxes’ in Table 5.6.
Water
The State owns four commercial water businesses that provide water services to urban and regional customers: Sydney Water Corporation, Sydney Catchment Authority, Hunter Water Corporation and State Water Corporation. Local water utilities are responsible for providing water and wastewater services outside Sydney, the Illawarra and the Lower Hunter.

8 - 14	Budget Statement 2011-12

Strategic Directions
Activities of the State’s water businesses are aligned with the NSW 2021 Plan commitment to provide secure long term water supplies for towns and cities. The businesses do this by: providing clean, safe drinking water; maintaining water-efficient urban areas; minimising environmental impacts from operations; protecting and maintaining water assets with increasing efficiency; and providing services that meet customer needs.
Sydney Water Corporation and Sydney Catchment Authority also operate within the context of the 2010 Metropolitan Water Plan, which seeks to secure a sustainable water supply for the people of greater Sydney through four major components: dams, recycling, desalination and water efficiency.
As announced prior to the election, the Government is investigating refinancing the Sydney desalination plant to release funding capacity for investment in other priorities. Any transaction will ensure that there is no impact on the security of supply of water and the cost of water to consumers from the facility.
Operating Performance
The adjusted net operating surplus of the water sector is expected to increase significantly from $1.3 billion in 2010-11 to $2 billion in 2014-15.
Hunter Water recorded reduced earnings in 2010-11 because of the write-off of costs and refund of charges associated with the cancelled Tillegra Dam project. Strong earnings growth is largely driven by Sydney Water Corporation and Hunter Water Corporation and reflects the recovery, through consumer prices, of capital and debt servicing costs of their capital programs. The price assumptions underpinning agency forecasts are consistent with IPART’s approach adopted when determining regulated prices for consumers.
Capital Expenditure
Capital expenditure in the water sector, while remaining significant, is expected to increase from $1.1 billion in 2010-11 to $1.3 billion by 2014-15. This increase is largely driven by Hunter Water’s significant investment in water supply and treatment infrastructure and Sydney Water’s continued and growing investment in growth works to service urban development.
Water sector capital expenditure has declined steadily since peaking in 2008-09 with the completion of Sydney Water Corporation’s Desalination Project in 2009-10. Reduced capital forecasts from 2011-12 compared with the estimates at the time of last budget reflect the decision not to proceed with Tillegra Dam in the Hunter region.

Budget Statement 2011-12	8 - 15

Over the Budget and forward estimate period, capital expenditure is estimated to total $4.7 billion. This expenditure is mainly driven by:
•	water, wastewater and storage asset renewals by Sydney Water Corporation, Hunter Water Corporation and Sydney Catchment Authority to maintain water quality and service delivery

•	new infrastructure to service a growing population in Sydney and the lower Hunter

•	government initiatives and Metropolitan Water Plan projects, including recycled water schemes

•	dam safety program expenditure by the State Water Corporation to meet modern day safety requirements for extreme events.
Financing Capital Expenditure
The $4.7 billion capital program in the water sector is being financed by a mix of retained earnings and debt finance. Net debt is expected to rise from $8.7 billion in June 2011 to $10.9 billion in June 2015. Gearing in the sector is expected to remain relatively stable at around 50 per cent over the same period.
Ports
The major NSW ports are Sydney Harbour, Port Botany, Newcastle and Port Kembla. These are managed by three port corporations: Sydney, Newcastle and Port Kembla. The minor ports of Yamba and Eden are managed within the NSW Department of Transport portfolio.
Strategic Directions
The three port corporations have been operating within the direction set by the 2003 NSW Ports Growth Plan. Amendments to the Ports and Maritime Administration Act 1995 in 2008 have also broadened the corporations’ focus from being port managers and landlords to coordinating logistics, enhancing landside efficiency and creating better supply chain linkages with the ports.
These port corporations are carrying out strategies to ensure their port infrastructure is capable of meeting both short-term and long-term growth in sea trade. These strategies include:
•	Sydney Ports Corporation is working to expand Port Botany’s capacity to meet the forecast growth in trade, through:
•	developing a third container terminal

•	developing an intermodal logistics centre at Enfield, which will connect to the dedicated freight line to Port Botany

•	expanding the bulk liquids capacity.

8 - 16	Budget Statement 2011-12

•	Newcastle Port Corporation is facilitating the growth of private coal loading facilities under the Hunter Coal Export Framework, which includes the expansion of existing terminals and the construction of a new terminal. This will help substantially increase coal exports from the Hunter Valley to world markets, particularly Asia.

•	Port Kembla Port Corporation is focusing on the development of new port assets at its Outer Harbour. The rate of development will depend on trade growth and business projects to underpin this expansion.
The Government is to commence a scoping study to investigate proceeding to market with a long term lease of the Sydney Ports Corporation’s Port Botany facility. As well as releasing value held in the business that can be applied to other government initiatives, private sector involvement has the potential to enhance efficiency of port operations, which will benefit NSW’s economic development.
Operating Performance
The adjusted net operating surplus of the port sector is expected to increase from $193 million in 2010-11 to $259 million in 2014-15.
With Australia’s economy performing relatively well, and its commodity exports to Asia still robust, trade volumes across the three ports continue to be better than expected. Forecast growth in trade volumes over the forward estimates period underpins the growth in operating surpluses. Newcastle Port Corporation is forecasting continued growth in coal exports as the expanded capacity of private coal loading terminals comes into service. Sydney Ports will have increased capacity once the third container terminal at Port Botany becomes operational in 2013. Port Kembla forecasts modest growth, mainly from new vehicle imports.
Sydney Ports Corporation and Port Kembla Port Corporation did not pay dividends in 2010-11 in response to their capital investment programs. Port Kembla will recommence dividends from 2011-12, while Sydney Ports is expected to recommence dividend payments in 2013-14.
Capital Expenditure
Capital expenditure for the port sector is expected to total $838 million over the Budget and forward estimates period.
Sydney Ports Corporation’s capital expenditure of $532 million includes major projects such as the Port Botany third container terminal, the Enfield Intermodal Logistics Centre, a second bulk liquids berth at Port Botany, and a new passenger cruise terminal at White Bay in Sydney Harbour.

Budget Statement 2011-12	8 - 17

Newcastle Port Corporation’s capital expenditure of $98 million includes replacing a pilot vessel, building a pilot station port centre, channel dredging and refurbishing berths.
Port Kembla Port Corporation’s capital expenditure of $207 million focuses on developing the Outer Harbour as well as building a new tug fleet base.
Financing Capital Expenditure
All three of the port corporations will use internal cash reserves and borrowings to fund their ongoing capital programs. Net debt is expected to rise from $506 million in June 2011 to $902 million in June 2015. Gearing in the sector is expected to increase from 23 per cent to 31 per cent over the same period.
Transport
The transport sector incorporates:
•	rail services — Rail Corporation New South Wales (RailCorp), responsible for passenger rail operations, including CityRail and CountryLink services, Country Rail Infrastructure Authority (CRIA), which manages the country regional network, and the Transport Construction Authority (TCA), a construction authority managing major rail and other infrastructure projects

•	bus services — State Transit Authority (STA), providing passenger bus services in metropolitan Sydney and Newcastle

•	ferry services — Sydney Ferries, providing passenger services on Sydney Harbour and the Parramatta River, and STA, providing ferry services in Newcastle

•	the Public Transport Ticketing Corporation (PTTC), responsible for delivering an integrated electronic public transport ticketing system for Sydney.
Strategic Directions
New South Wales has the largest public transport system in Australia. Approximately two million trips are made on rail, bus and ferry services across New South Wales on an average weekday. With the expected growth in Sydney’s population and activity, it is vital to take a long-term approach to transport services and infrastructure.
A new integrated transport authority, Transport for NSW, is being established to coordinate service delivery across all modes of transport. Functions undertaken by the TCA and CRIA will be absorbed into the new entity. Public transport providers — such as Rail Corporation, State Transit and Sydney Ferries — will focus on frontline services to improve the customer experience and to generate improved economic benefits for the community.

8 - 18	Budget Statement 2011-12

A new plan is being developed for transport infrastructure for the Sydney metropolitan area, which will also benefit the Illawarra, Central Coast and Hunter areas.
The plan will:
•	deliver the North West and South West Rail Links

•	provide new rail carriages, new air conditioned buses and new ferries

•	expand the light rail system

•	build more commuter car parks.
Operating Performance
The transport sector’s adjusted net operating surplus for 2010-11 is expected to be $185 million and rise to $362 million in 2014-15. Transport’s modest results largely flow from providing public transport services to commuters at well below the cost of delivering those services. Transport fares for rail, bus and ferry services are regulated by IPART.
Capital Expenditure
The capital program for the transport sector is expected to total $11.5 billion over the Budget and forward estimates period, ranging from $2.4 billion in 2011-12 to $3.3 billion in 2014-15.
Highlights over the forward estimates period include:
•	starting work on the North West Rail link, connecting new growth areas from Epping to Rouse Hill, with six new stations and regular rail services over a 23 kilometre route. The North West Rail Link project team is progressing the planning and delivery of the project.

•	substantial completion of the $2.1 billion South West Rail Link, connecting new growth areas from Glenfield to Leppington, via Edmondson Park. The Glenfield Transport Interchange, is currently underway and is scheduled to finish in 2013, with the new rail line due for completion in 2016.

•	major upgrades to the Tangara rail fleet and further new outer suburban rail carriages

•	steel resleepering, bridge renewals, signalling and train control improvements for the country regional network to improve system safety and meet operational needs.
The STA’s capital program is estimated at $61 million over the Budget and forward estimates period, including $15 million in 2011-12. Key projects include:
•	the ongoing improvements to depots and depots facilities to cater for the expanding fleet and improve bus operating network efficiency

•	new safety and security measures on buses to protect both passengers and drivers.

Budget Statement 2011-12	8 - 19

In 2011-12 the STA and private bus operators will acquire 261 new buses to update the current fleet and meet anticipated growth in passenger demand. These costs are met through the Department of Transport capital program, so are not in the PTE capital program.
The Sydney Ferries capital program is estimated at $67 million over the Budget and forward estimates period, including $20 million in 2011-12. The 2011-12 expenditure includes vessel major periodic maintenance ($12 million), further work on a customer information system ($2.8 million) and the upgrade of passenger hydraulic ramps at Circular Quay and Manly ($2.7 million).
Funding and Financing Capital Expenditure
The transport sector relies heavily on Budget support to finance operating and capital expenditures. Unlike other public trading enterprises which receive the majority of their income from user charges, fares by rail, bus and ferry commuters are insufficient to meet operating expenses and cannot therefore fund capital expenditure.
Table 8.4 summarises Budget support to transport PTEs. The table also shows the proportion of fare revenue, relative to operating expenditures, recovered from commuters. For rail services in particular, the level of cost recovery is low, despite increases in the overall level of fare income.
The modest decline in Budget grants in 2010-11 from 2009-10 reflects the previous Government’s decision to stop work on the Sydney Metro project and redirect funding to other infrastructure projects.

8 - 20	Budget Statement 2011-12

Table 8.4: Budget Support for the PTE Transport Sector

	2007-08	2008-09	2009-10	2010-11
	Actual	Actual	Actual	Revised	2011-12
	$m	$m	$m	$m	Budget

Rail Services
Operating grants	1,549	1,719	1,768	1,808	1,896
Capital grants	796	1,239	1,484	1,014	1,226
Debt reduction payment	390	—	—

Sub-total — Rail Services	2,735	2,958	3,252	2,822	3,122
Bus and Ferry Services
Operating grants/contract payments	349	372	366	410	469
Capital grants	—	—	—	—	—

Sub-total — Bus and Ferry Services	349	372	366	410	469

Total Net Budget Funding: Transport (a)	3,084	3,330	3,618	3,232	3,591
Fare revenue/operating costs%(b)
Rail services	24.4	23.3	22.9	21.3	21.5
Bus services	49.5	47.2	46.1	44.6	41.3
Ferry services	37.3	34.2	27.3	32.2	31.3

(a)	The Budget also supports borrowings by transport agencies to fund capital works. Operating grants also include fare concessions for pensioners and students. From 2007-08, grants for acquisition of new buses by the STA are reflected through the Department of Transport’s capital program.

(b)	Based on information provided by Rail Corporation New South Wales, State Transit Authority, and Sydney Ferries.
Social Housing
The Department of Family and Community Services (the Department) is responsible for setting social housing policy direction and for providing personnel services and funding to the NSW Land and Housing Corporation (the Corporation) for delivery of housing-related services.
The Corporation is responsible for the operational delivery and management of social housing assets and private rental and mortgage assistance to eligible households. The Corporation’s asset property portfolio consists of approximately 131,400 homes with an estimated capital value of $30.9 billion and 9,285 leased properties as at 30 June 2011. The Corporation also regulates and provides support to the Community housing sector.

Budget Statement 2011-12	8 - 21

Strategic Directions
The Corporation is helping to build stronger communities by providing a range of housing solutions to assist the most vulnerable people in the community. In 2011-12, the Corporation will assist more than 330,000 people to live in public, community and Aboriginal housing. A further 37,000 households will be assisted into private rental and temporary accommodation.
The Corporation will supply more social housing in line with the Housing NSW Planning for the Future target to increase the number of community housing sector properties from 13,000 in 2007-08 to 30,000 by 2017-18. In 2010-11, the Corporation transferred 3,076 properties, valued at $946 million, to community housing providers. A further 2,944 properties with an estimated value of $1 billion are planned to be transferred in 2011-12. This will significantly expand the asset base on which the not-for-profit sector can leverage finance to further increase the supply of affordable housing.
Strengthening the focus of homelessness services to provide long term direction for more effective and integrated prevention and early intervention responses for people who are homeless or at risk of homelessness will continue to be a key priority in social housing strategies. This will involve the implementation of initiatives funded under the NSW Homelessness Action Plan and the National Partnership Agreement on Homelessness.
The Corporation will continue to support the supply of affordable rental housing through the National Rental Affordability Scheme and other State-funded affordable housing initiatives. The Corporation will also receive $39 million over the next two years under the Australian Government’s Housing Affordability Fund program for infrastructure and planning reform projects that will assist in making housing more affordable by reducing the price of entry level housing for low to moderate income earners.
Operating Performance
The NSW Land and Housing Corporation’s adjusted net operating result is expected to increase from a deficit of $1.1 billion in 2011-12 to a surplus of $108 million in 2014-15 after excluding capital grants. The overall recurrent expenditure in 2011-12 is estimated to be $2.5 billion. The deficit in 2011-12 is largely due to the transfer of housing stock of about $103.8 million to the Aboriginal Housing Office and $1 billion to community housing providers.
Social housing is provided to people whose eligibility is based on an assessment of those with highest needs. Clients cannot afford market rents so their rent is adjusted, based on 25 per cent of total household assessable income. The difference between market rent and rent charged across all social housing tenants in 2011-12 is estimated to be $804.3 million.

8 - 22	Budget Statement 2011-12

Capital Expenditure
Capital expenditure by the Corporation is expected to total $1.7 billion over the Budget and forward estimates period, including $449 million (excluding GST refund expenditure) in 2011-12.
Key aspects of the capital program in 2011-12 and the forward estimate years include:
•	$221.5 million for the base supply program to fund new capital works and works in progress including commencement of 529 dwellings and the completion of 1,072 social housing dwellings
•	$48.4 million for the completion of 917 dwellings under the Nation Building - Economic Stimulus Program, bringing the total number of properties delivered under the program to 6,329 (funded by the GST refund associated with the transfer of Program properties to community housing providers)
•	$194.8 million in maintenance expenditure in the social housing sector to upgrade and improve existing housing
•	$17.7 million to improve the quality of the built and social environment of social housing tenants in seven priority locations (Mt Druitt, Claymore, Macquarie Fields, Killarney Vale/ Bateau Bay/ Tumbi Umbi, Bathurst/Orange, Dubbo and Wagga Wagga) under the Building Stronger Communities Strategy
•	reducing concentrations of disadvantage in social housing through social housing estate strategies and by continued infrastructure investment in priority locations such as Bonnyrigg and Minto
•	improving environmental safety through the implementation of the strategies in Environmental Sustainability in Housing NSW 2008-09 — 2013-14.
Funding and Financing the Housing Sector
In 2011-12, the Corporation will receive grant funding from the Department of Family and Community Services of $465.1 million ($142.6 million State funding and $322.5 million Commonwealth funding). This comprises:
•	$444.9 million to deliver housing related services including the supply of new social housing, to repair, maintain and upgrade existing social housing and other housing assistance
•	$20.2 million for homelessness programs.
The Corporation will also contribute funding from internal sources to meet its operating and capital expenditure requirements.

Budget Statement 2011-12	8 - 23

Chapter 9: Uniform Financial Reporting

•	Financial aggregates in this chapter are prepared in line with:
•	the Uniform Presentation Framework (UPF) endorsed by the Australian Loan Council

•	Australian Accounting Standard AASB 1049 Whole of Government and General Government Sector Financial Reporting, which adopts a harmonised GFS-GAAP reporting basis.
•	An 8-year time series is provided from 2007-08 to 2014-15 for the general government sector, public non-financial corporation (PNFC or public trading enterprise) sector, and consolidated sector.
9.1 Introduction
This chapter presents financial aggregates for the general government sector, public non-financial corporation (PNFC) sector and consolidated sector. These aggregates are prepared in line with the revised Uniform Presentation Framework (UPF) agreed by the Australian Loan Council in March 2008.
The Australian Loan Council includes each state and territory Treasurer and the Australian Treasurer. It monitors state finances, particularly the forecast cash surplus/(deficit) of governments and their future financing/investing requirements. Accordingly, the objective of the UPF is to ‘facilitate a better understanding of individual government’s budget papers and provide for more meaningful comparisons of each government’s financial results and projections’.1
The format of the aggregates is based on reporting standards set out by the Australian Accounting Standards Board — AASB 1049 Whole of Government and General Government Sector Financial Reporting, which adopts a harmonised GFS-GAAP reporting basis.
The UPF financial aggregates:
•	allow consistent comparisons between the financial position of Australian governments
•	facilitate time series comparisons since they are relatively unaffected by changes in public sector administrative structures,
•	permit an assessment of how public sector transactions affect the economy by providing data classified by economic type.
The general government tables in this chapter are consistent with those reported in Chapter 1 but are repeated here for completeness.

[1]	Uniform Presentation Framework: For the Presentation of Uniform Financial Information by Commonwealth, State and Territory Governments, Australian Loan Council, April 2008, p. 1.

Budget Statement 2011-12	9 - 1

9.2 Uniform Presentation Framework
The NSW Government financial tables in this chapter meet Loan Council obligations under the UPF.2 Additional disclosure explains matters specific to New South Wales.
Framework
The UPF tables are in line with AASB 1049 which:
•	adopts generally accepted accounting principles (GAAP) definitions, including recognition and measurement principles in almost all cases
•	amends presentation requirements to encompass a comprehensive result that retains the GAAP classification system but overlays it with a transactions and other economic flows classification system based on GFS,
•	expands the disclosure requirements to include key fiscal aggregates required by GFS.
Due to convergence differences, GFS financial aggregates released by the Australian Bureau of Statistics from 2008-09 will differ from UPF aggregates. The differences are not generally material for New South Wales, apart from GFS’s exclusion of deferred tax, and the impact of differences in the timing of $960 million of road grants made to New South Wales in June 2006 under the Australian Road Transport grants program. For more information on other convergence differences see Primary Financial Statements later in this chapter. For details and amounts of the key 2009-10 convergence differences, see page 1-133 of the 2009-10 Report on State Finances.
Historical Series
Adopting AASB 1049 in 2008-09 resulted in a time series break that can affect comparability, especially when analysing a large number of years. This break is designated by a vertical dotted line in all relevant tables between 2007-08 and 2008-09 data.
To ensure a consistent historical series of fiscal aggregates, all jurisdictions have agreed to back cast any published historical data on a best endeavours basis. Therefore, data for 2007-08 has been restated on this basis. For example, historic information in the consolidated operating statements has been recast on the basis of available dissections between GFS transactions and other economic flows.

[2]	The complete UPF manual is available on the Australian Treasury website www.treasury.gov.au. Extracts from the manual are included in this chapter to explain key concepts while the glossary to this budget paper also includes key UPF terms.

9 - 2	Budget Statement 2011-12

Fiscal Measures
UPF reporting measures evaluate the soundness of a government’s fiscal position and fiscal policy’s effect on economic conditions. The fiscal measures in the UPF framework are:
•	net operating balance
•	net lending/borrowing (fiscal balance)
•	change in net worth (comprehensive result)
•	net worth
•	net debt
•	net financial worth
•	net financial liabilities
•	cash surplus/(deficit)
•	ABS GFS cash surplus/(deficit).
Definitions of these measures are set out in the Glossary to this Budget Paper.
Flow measures (net operating balance, net lending/borrowing and change in net worth) show changes in the fiscal position during the reporting period, reflecting the impact of government decisions and actions, and re-measurement effects during that time. Flows represent the creation, transformation, exchange, transfer or extinction of economic value.
Stock measures (net worth, net debt, net financial worth and net financial liabilities) highlight a government’s fiscal position at a point in time, providing information on the results of past decisions.

Budget Statement 2011-12	9 - 3

9.3 Primary Financial Statements
UPF Presentation
Public sector estimates and outcomes are presented on an accrual accounting basis in three primary statements: the operating statement, including other economic flows; the balance sheet; and the cash flow statement. The following statements, along with the Loan Council Allocation statement, form the UPF’s core reporting requirements. Appendix A sets out the underlying accounting principles and policies adopted by New South Wales.
Operating Statement
The operating statement:
•	presents information on transactions (revenue and expenses) and other economic flows (revaluations and adjustments)
•	captures the composition of revenues and expenses and the net cost of government activities within a fiscal year
•	shows the full cost of resources consumed by the government in achieving its objectives, and the extent that these costs are funded from various revenue sources
•	shows information on capital expenditure and asset sales to derive a net lending/borrowing position.
The operating statement also reports three major fiscal measures:
•	net operating balance which is calculated as revenue minus expenses from transactions. New South Wales recognises its headline budget result as the net operating balance for the general government sector
•	total change in net worth (comprehensive result) which starts with the net operating balance and includes other economic flows such as revaluations
•	net lending (fiscal balance) which starts with the net operating balance and includes net capital expenditure but excludes depreciation, giving a better measure of a jurisdiction’s call on financial markets.

9 - 4	Budget Statement 2011-12

Convergence Differences in Operating Statement
The main convergence differences in treatment between the GFS operating statement and the harmonised AASB 1049 operating statement presented are:
•	The harmonised aggregates exclude selected Australian Government transfer payment revenues and expenses that pass through the State’s bank accounts. The ABS requires such payments to be grossed up in GFS reports. However, they are excluded from the AASB 1049 UPF reports as the NSW Government has no control over them. (For information on the gross value of these grants see footnotes to the grants revenue and expense table).
•	Grants are recognised when the State gains control over the assets. Control is normally obtained when the cash is received. The Australian Government gave the State a $960 million grant in June 2006 for road works to be carried out over several years. Under AASB 1049, this revenue is recognised in 2005-06 when the cash was received. However, in GFS reports, this revenue is recognised to match the timing of expenditure. This GFS treatment is in line with an ABS direction.
•	Dividends from the PNFC and PFC sectors are recognised as an expense in GFS (in the PNFC and PFC sector operating statements), but they are treated as an equity transaction for AASB 1049.
•	A liability is recognised in the UPF balance sheet for prepaid licence concession receipts. Income is subsequently recognised from amortising the prepaid licence over the concession period. GFS treats this as a sale of a non-produced intangible asset in the period that the prepayment is received.
Balance Sheet
The balance sheet:
•	records the value of financial and non-financial assets and liabilities of governments, at the end of each financial year
•	shows the resources at the government’s disposal and the type and valuation of its liabilities
•	reveals the make-up of a government’s financial assets, its fixed asset holdings, and the extent of liabilities such as borrowings and unfunded superannuation
•	allows comparisons of asset and liability levels between jurisdictions and time periods.
The UPF balance sheet fiscal aggregates include net worth, net financial worth, net financial liabilities, and net debt.

Budget Statement 2011-12	9 - 5

Convergence Differences in Balance Sheet
The main convergence differences in treatment between the GFS balance sheet and the harmonised AASB 1049 balance sheet presented here are:
•	Allowance for doubtful debts is recognised and reported in the UPF balance sheet, but is excluded from the GFS balance sheet, as GFS does not recognise an economic event has occurred.
•	A prepaid income liability is recognised in the UPF balance sheets for unamortised prepaid licences. This liability is excluded from the GFS balance sheet, which treats the prepaid income as an upfront sale of a non-produced intangible asset.
•	GFS balance sheets through to June 2009 include a liability for deferred income in relation to an ABS direction to accrue a $960 million Australian road transport grant for GFS reporting purposes. No liability is recognised in the harmonised balance sheet as the revenue was recognised fully on receipt in 2005-06, in line with accounting standards.
•	GFS balance sheets exclude deferred tax assets and deferred tax liabilities, but they are reported in accounting balance sheets. The convergence difference only affects GGS, PNFC and PFC sector balance sheets, as the assets and liabilities are eliminated for the consolidated Non-financial Public Sector and Total Public Sector balance sheets.
•	GFS balance sheets exclude provisions for asset remediation liabilities, and the related capitalised asset value, but they are reported in accounting balance sheets. GFS will only recognise the liability when it effectively becomes payable to a counterparty. The convergence difference affects net financial liabilities, but not net worth.
•	Net financial worth and net financial liabilities aggregates are affected by the differing treatments for prepayments. Prepayments are treated in GFS as a receivable (financial asset), but in the UPF they are classified as a non-financial asset under AASB 1049. While this difference affects net financial liabilities and net financial worth, it does not affect net debt and net worth aggregates.
•	GFS net debt for the general government sector will always be lower than (AASB 1049) net debt, as the ABS requires that certain equity investments (in multi-jurisdictional agencies) be reclassified for GFS purposes as advances, reducing the value of GFS net debt. While this affects net debt, it does not affect net financial liabilities and net worth aggregates.
•	By definition, GFS net worth for the PNFC and PFC sectors will always be zero, as owner’s equity is classified as equivalent to a liability. However, under the UPF, liabilities exclude owner’s equity.

9 - 6	Budget Statement 2011-12

Cash Flow Statement
The cash flow statement:
•	records a government’s cash inflows and outflows allocated between various activities, and their net impact on cash held
•	reveals how a government obtains and expends cash.
This statement requires cash flows to be categorised into:
•	operating activities comprising activities linked to collecting taxes, distributing grants, and providing goods and services
•	investing activities comprising activities linked to acquiring and disposing financial and non-financial assets
•	financing activities comprising activities linked to changing the size and composition of a government’s financial structure.
The signing convention within the cash flow statement is that all inflows carry a positive sign and all outflows carry a negative sign (regardless of whether they are gross or net cash flows).
The cash flow statement reports two fiscal measures:
•	net increase in cash held which is the sum of net cash flows from all operating, investing and financing activities
•	cash surplus/(deficit) which comprises only net cash from operating activities, plus sales and less purchases of non-financial assets (less dividends paid for the PNFC and PFC sectors).
The ABS GFS cash surplus/(deficit) is shown in a separate table. The ABS GFS cash surplus/(deficit) is derived by deducting finance leases and similar financing arrangements from the AASB 1049 cash surplus/(deficit) for all sectors.
Exclusion of non-cash finance leases and similar financing arrangements is the only difference between the GFS cash result and the AASB 1049 result.
New South Wales uses the AASB 1049 cash result (excluding the impact of finance leases and similar financing arrangements) as its headline cash result.
Institutional Sectors
Appendix B lists NSW-controlled entities. The NSW-controlled entities have been classified according to their government sector. These sectors are defined in the ABS GFS manual.

Budget Statement 2011-12	9 - 7

9.4 Emerging Issues
Market/Non-Market Agency Classification
The ABS released the revised Standard Economic Sector Classification of Australia (SESCA), Australia, 2008 (Cat.no.1218.0) in June 2009. Two areas in the 2008 SESCA are particularly relevant to GFS.
•	The ABS will implement a principles-based approach in classifying agencies as either market or non-market. The principle is that market operators make decisions about what to produce and how much to produce in response to expected levels of demand and expected costs of supply. A market producer should therefore earn a significant amount from sales, but other factors may need to be taken into account.
Applying the market/non-market definition may result in some public sector agencies moving between the public corporations and general government sectors.
•	The ABS GFS Concepts, Sources and Methods currently references the 2002 SESCA. This will remain the standard in GFS until the ABS GFS Concepts, Sources and Methods is revised following the updates to the IMF GFS manual. Timing for the IMF GFS update is still to be confirmed.
9.5 Uniform Presentation Tables
These tables are set out by institutional sectors showing the order of operating statement, balance sheet and cash flow statement.
In addition to the UPF minimum disclosure requirements, these tables also include a historical and forward-year time series.
The tables for general government include:
•	tax revenues by type
•	a dissection of grant revenue and expense
•	dividend and income tax equivalent income by sector
•	total expenses by function, and
•	purchases of non-financial assets by function.

9 - 8	Budget Statement 2011-12

Table 9.1: General Government Sector Operating Statement(a)

	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15
	Actual	Actual	Actual	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Revenue from Transactions
Taxation	18,554	17,885	19,129	20,251	20,558	21,989	23,317	24,746
Grant and Subsidies
- Commonwealth — general purpose	11,942	11,974	13,419	13,900	15,205	16,250	17,158	17,823
- Commonwealth — national agreements	7,586	6,573	6,554	6,860	6,806	7,163	7,518	8,122
- Commonwealth — national partnership payments	—	3,145	6,367	4,215	4,452	3,708	2,744	1,863
- Other grants and subsidies	559	604	643	642	585	683	858	802
Sale of goods and services	3,663	4,024	4,316	4,684	4,857	5,055	5,200	5,389
Interest	454	416	322	484	533	359	386	407
Dividend and income tax equivalent income from other sectors	2,028	1,833	2,037	2,039	1,815	2,288	2,297	2,192
Other dividends and distributions	292	196	285	391	529	425	448	474
Fines, regulatory fees and other	2,355	3,020	3,256	3,594	3,686	3,982	4,055	4,223
Total Revenue from transactions	47,434	49,669	56,328	57,059	59,026	61,902	63,982	66,043
Expenses from transactions
Employee	20,517	22,078	23,073	24,426	26,034	26,455	27,086	28,195
Superannuation
- Superannuation interest cost	477	701	951	835	845	982	985	995
- Other superannuation	1,902	1,961	2,120	2,210	2,271	2,250	2,356	2,449
Depreciation and amortisation	2,467	2,614	2,769	2,818	3,056	3,240	3,410	3,593
Interest	1,300	1,468	1,653	1,826	2,087	2,141	2,281	2,423
Other property	—	1	1	1	—	—	—	—
Other operating	10,220	10,959	11,588	12,282	13,291	13,970	14,215	14,320
Grants and Transfers
- Current grants and transfers	7,347	7,703	7,987	8,905	9,639	9,783	10,200	10,379
- Capital grants and transfers	2,269	3,044	5,197	2,494	2,521	2,789	3,293	3,537
Total Expenses from transactions	46,499	50,530	55,339	55,795	59,744	61,610	63,826	65,891

BUDGET RESULT — SURPLUS/(DEFICIT)
[Net Operating Balance]	935	(862)	989	1,264	(718)	292	156	152

Other economic flows included in the operating result
Gain/(Loss) from superannuation	7	—	—	—	—	—	—	—
Gain/(Loss) from other liabilities	21	(434)	(238)	16	225	(24)	(5)	(3)
Other net gains/(losses)	(1,214)	(701)	874	54	326	578	487	482
Share of earnings from associates (excluding dividends)	76	19	173	153	(91)	39	36	29
Dividends from asset sale proceeds	—	11	—	3,406	12	—	—	—
Deferred income tax in the operating result	—	—	925	—	—	—	—	—
Other	818	(1,110)	(90)	(252)	57	(519)	36	26
Operating result (accounting basis)	643	(3,077)	2,633	4,641	(189)	366	710	686
Other economic flows — other non-owner movements in equity

Superannuation actuarial gains/(loss)	(3,116)	(11,463)	(3,156)	447	3,358	(551)	(238)	(270)
Revaluations	9,245	5,503	5,476	1,060	3,324	3,144	3,050	3,219
Net gain/(loss) on equity investments in other sectors	6,421	(1,680)	5,709	3,953	857	1,370	3,441	3,526
Net gain/(loss) on financial instruments at fair value	—	—	—	—	—	—
Other	—	(12)	88	155	(107)	2	(58)	(67)
Comprehensive result — total change in net worth before transactions with owners(b)	13,193	(10,729)	10,750	10,256	7,242	4,331	6,906	7,096

Budget Statement 2011-12	9 - 9

Table 9.1: General Government Sector Operating Statement(a) (cont)

	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15
	Actual	Actual	Actual	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

KEY FISCAL AGGREGATES
Comprehensive result — total change in net worth before transactions with owners(b)	13,193	(10,729)	10,750	10,256	7,242	4,331	6,906	7,096
Less: Net other economic flows	(12,258)	9,867	(9,761)	(8,991)	(7,960)	(4,039)	(6,750)	(6,944)
equals: Budget Result — net operating balance	935	(862)	989	1,264	(718)	292	156	152
less Net acquisition of non-financial assets Purchases of non-financial assets	4,438	4,825	7,033	6,537	6,693	6,577	5,755	4,985
Sales of non-financial assets	(496)	(368)	(671)	(283)	(635)	(742)	(406)	(450)
less Depreciation	(2,467)	(2,614)	(2,769)	(2,818)	(3,056)	(3,240)	(3,410)	(3,593)
plus Change in inventories	(8)	31	(11)	5	(4)	8	(13)	3
plus Other movements in non-financial assets
- assets acquired using finance leases	251	439	244	510	148	161	729	192
- other	231	54	(109)	299	123	88	104	81
equals Total Net acquisition of non-financial assets	1,949	2,367	3,717	4,250	3,268	2,852	2,759	1,218
equals Net Lending/(Borrowing) [Fiscal Balance]	(1,014)	(3,228)	(2,728)	(2,986)	(3,986)	(2,560)	(2,603)	(1,066)

OTHER AGGREGATES
Capital expenditure(c)	4,689	5,264	7,278	7,047	6,841	6,738	6,484	5,177

(a)	The vertical dotted line between 2007-08 and 2008-09 indicates the time series break related to the adoption of AASB 1049. Amounts before 2008-09 have been classified according to AASB 1049, where practicable, based on available dissections between GFS transactions and other economic flows. However, where some dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b)	‘Total change in net worth’ is before transactions with owners as owners, and before revisions to equity from changes to accounting policies. Therefore, it may not equal the movement in balance sheet net worth.

(c)	Capital expenditure comprises purchases of non-financial assets plus assets acquired using finance leases.

9 - 10	Budget Statement 2011-12

Table 9.2: General Government Sector Balance Sheet(a)

	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014	June 2015
	Actual	Actual	Actual	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Assets
Financial assets
Cash and cash equivalent assets	2,299	3,350	3,071	8,365	3,709	3,463	3,358	3,283
Receivables	5,213	5,557	6,176	5,980	5,794	6,018	6,041	6,017
Tax equivalents receivable	235	242	286	407	249	279	281	232
Financial assets at fair value	6,090	5,271	6,824	7,533	8,453	9,710	10,594	11,406
Advances paid	784	778	905	891	1,071	1,250	1,270	1,282
Deferred tax equivalents	5,520	4,752	5,734	5,362	5,429	5,007	5,138	5,265
Equity
Investments in other public sector entities	74,366	72,646	78,912	83,859	84,534	85,887	89,204	92,622
Investments in associates	1,622	1,050	1,219	1,336	1,245	1,284	1,320	1,349
Other	4	—	—	—	—	—	—	—
Total Financial Assets	96,133	93,647	103,127	113,732	110,484	112,899	117,205	121,456
Non-financial assets
-Inventories	165	250	276	276	272	280	267	270
- Forestry stock and other biological assets	7	7	7	9	9	9	9	9
- Assets classified as held for sale	145	114	133	153	166	128	128	94
- Investment properties	298	274	269	592	497	335	303	279
Property, plant and equipment
- Land and Buildings	48,249	53,421	56,430	58,127	60,075	61,354	63,302	64,169
- Plant and Equipment	6,910	7,447	7,983	8,837	9,182	9,681	10,137	10,477
- Infrastructure Systems	45,497	52,665	58,690	60,490	64,637	68,891	72,243	75,301
Intangibles	696	977	1,245	1,425	1,578	1,568	1,498	1,500
Other	931	1,026	1,116	1,237	1,389	1,562	1,669	1,843
Total Non-financial Assets	102,898	116,181	126,149	131,146	137,805	143,809	149,557	153,942

Total Assets	199,031	209,828	229,276	244,878	248,289	256,708	266,762	275,398

Liabilities
Deposits held	98	72	76	1,378	1,211	1,068	944	838
Payables	3,093	3,299	3,739	3,937	3,922	4,038	4,046	4,122
Tax equivalents payable	36	5	19	47	—	—	—	6
Borrowings	13,874	16,662	19,073	22,530	22,274	25,206	27,841	28,775
Advances received	864	835	811	770	823	880	859	837
Employee provisions	8,745	9,913	10,910	11,627	11,841	12,283	12,693	13,124
Superannuation provisions(b)	17,624	29,409	32,722	32,198	28,870	29,402	29,548	29,575
Deferred tax equivalent provisions	638	922	796	660	648	664	679	706
Other provisions	4,946	5,461	5,717	6,108	6,203	6,377	6,567	6,826
Other	2,211	2,636	2,521	2,475	2,108	2,070	1,958	1,865

Total Liabilities	52,128	69,214	76,384	81,730	77,899	81,986	85,135	86,675

NET ASSETS	146,903	140,614	152,892	163,148	170,390	174,721	181,627	188,723

Budget Statement 2011-12	9 - 11

Table 9.2: General Government Sector Balance Sheet(a) (cont)

	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014	June 2015
	Actual	Actual	Actual	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Net Worth
Accumulated Funds	33,656	23,605	24,768	32,569	35,920	35,858	36,483	37,027
Reserves	113,246	117,009	128,124	130,579	134,470	138,863	145,144	151,696

NET WORTH	146,903	140,614	152,892	163,148	170,390	174,721	181,627	188,723

Net Financial Worth	44,005	24,433	26,743	32,002	32,585	30,913	32,070	34,781
Net Financial Liabilities	30,361	48,213	52,169	51,857	51,949	54,975	57,134	57,840
Net Debt (c)	5,663	8,170	9,160	7,889	11,074	12,731	14,422	14,479

(a)	This table has been presented on a liquidity basis under AASB 1049. The vertical dotted line between June 2008 and June 2009 indicates the time series break related to the adoption of AASB 1049. Amounts before June 2009 have been classified and measured according to AASB 1049, where practicable, based on available dissections. However, where some dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b)	Superannuation liabilities are reported net of prepaid superannuation contribution assets.

(c)	Net debt comprises the sum of deposits held, borrowings and advances received, minus the sum of cash and cash equivalents, financial assets at fair value and advances paid.

9 - 12	Budget Statement 2011-12

Table 9.3: General Government Sector Cash Flow Statement(a)

	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15
	Actual	Actual	Actual	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Cash Receipts from Operating Activities
Taxes received	18,148	17,650	18,899	20,379	20,813	21,970	23,349	24,711
Receipts from sales of goods & services	3,831	4,482	4,570	5,170	4,995	5,440	5,440	5,689
Grants and subsidies received	22,580	25,336	26,976	25,429	27,056	27,845	28,240	28,590
Interest receipts	455	413	325	481	539	347	364	387
Dividends and income tax equivalents	1,891	1,792	1,854	2,045	2,022	1,977	2,249	2,274
Other receipts	4,384	5,052	5,073	5,431	6,019	6,102	6,209	6,365
Total Operating Receipts	51,289	54,725	57,697	58,935	61,443	63,681	65,851	68,015

Cash Payments for Operating Activities
Payments for employees	(20,086)	(20,978)	(22,278)	(23,541)	(25,586)	(26,007)	(26,722)	(27,831)
Payments for superannuation	(2,227)	(2,401)	(2,939)	(3,123)	(3,087)	(3,251)	(3,432)	(3,687)
Payments for goods & services	(10,906)	(12,209)	(12,693)	(13,242)	(15,288)	(15,851)	(16,121)	(16,296)
Grants & subsidies paid	(11,025)	(12,402)	(11,032)	(9,620)	(10,092)	(10,202)	(10,943)	(11,245)
Interest paid	(937)	(1,020)	(1,105)	(1,230)	(1,471)	(1,498)	(1,586)	(1,663)
Other payments	(2,868)	(2,662)	(3,264)	(2,995)	(3,127)	(2,909)	(2,952)	(2,983)
Total Cash Operating Payments	(48,047)	(51,672)	(53,311)	(53,750)	(58,651)	(59,718)	(61,757)	(63,704)

Net Cash Flows from Operating Activities	3,241	3,053	4,386	5,185	2,792	3,963	4,094	4,310

Cash Flows from Investments in Non-Financial Assets
Sales of non-financial assets	511	351	698	271	646	742	418	450
Purchases of non-financial assets	(4,310)	(4,843)	(7,071)	(6,489)	(6,636)	(6,588)	(5,883)	(5,023)

Net Cash Flows from Investments in Non-Financial Assets	(3,800)	(4,492)	(6,373)	(6,218)	(5,990)	(5,847)	(5,465)	(4,573)
Cash Flows from Investments in Financial Assets for Policy Purposes
Receipts	110	79	785	3,786	276	211	235	207
Payments	(58)	(84)	(301)	(158)	(342)	(576)	(95)	(64)

Total Cash Flows from Investments in Financial Assets for Policy Purposes	51	(5)	484	3,627	(66)	(365)	140	143

Net Flows from Investments in Financial Assets for Liquidity Purposes
Receipts	969	675	331	524	16	18	20	95
Payments	(821)	(494)	(1,243)	(896)	(696)	(560)	(495)	(478)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	148	180	(912)	(372)	(680)	(543)	(475)	(383)
Cash Flows from Financing Activities
Advances received	1	—	—	—	80	80	—	—
Advances repaid	(48)	(49)	(53)	(53)	(54)	(52)	(53)	(55)
Proceeds from borrowings	376	3,161	3,015	3,375	3,684	3,177	2,317	1,190
Repayments of borrowings	(167)	(949)	(1,015)	(1,820)	(4,196)	(523)	(551)	(616)
Deposits received (net)	21	59	52	1,362	(169)	(144)	(125)	(107)
Other financing (net)	—	102	137	(36)	—	—	—	—

Net Cash Flows from Financing Activities	182	2,324	2,136	2,828	(654)	2,538	1,587	412

Net Increase/(Decrease) in Cash Held	(177)	1,061	(279)	5,050	(4,598)	(253)	(119)	(92)

Derivation of the Cash Result
Net cash flows from operating activities	3,241	3,053	4,386	5,185	2,792	3,963	4,094	4,310
Net Cash Flows from investments in non-financial assets	(3,800)	(4,492)	(6,373)	(6,218)	(5,990)	(5,847)	(5,465)	(4,573)

Cash Surplus/(Deficit)	(558)	(1,439)	(1,987)	(1,034)	(3,198)	(1,884)	(1,370)	(263)

(a)	The vertical dotted line between 2007-08 and 2008-09 indicates the time series break related to the adoption of AASB 1049. Amounts before 2008-09 have been classified according to the AASB 1049, where practicable, based on available dissections. However, where some dissections have not been available, the historic financial information has been reported on a best endeavours basis.

Budget Statement 2011-12	9 - 13

Table 9.4: Derivation of ABS GFS General Government Sector Cash Surplus/(Deficit)(a)

	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15
	Actual	Actual	Actual	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Cash Surplus/(Deficit)	(558)	(1,439)	(1,987)	(1,034)	(3,198)	(1,884)	(1,370)	(263)
Assets acquired under finance leases	(251)	(439)	(244)	(510)	(148)	(161)	(729)	(192)
Other financing arrangements(b)	(142)	35	11	(36)	(68)	12	116	38

ABS GFS Surplus/(Deficit)	(951)	(1,843)	(2,220)	(1,579)	(3,414)	(2,033)	(1,984)	(416)

(a)	The vertical dotted line between 2007-08 and 2008-09 indicates the time series break related to the adoption of AASB 1049. Amounts before 2008-09 have been classified according to the AASB 1049, where practicable, based on available dissections. However, where some dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b)	Comprises movements in payables and receivables of a capital nature.
Table 9.5: General Government Sector Taxes

	2009-10	2010-11	2011-12
	Actual	Est. Actual	Budget
	$m	$m	$m

Taxes on employers’ payroll and labour force	6,142	6,382	6,619
Taxes on property
Land taxes	2,296	2,289	2,482
Stamp duties on financial and capital transactions	4,354	4,531	4,424
Financial institutions’ transaction taxes	—-	—	—
Other	114	105	111

Total taxes on property	6,764	6,925	7,017
Taxes on the provision of goods and services
Excises and levies	—	—	—
Taxes on gambling	1,706	1,757	1,804
Taxes on insurance	1,761	2,035	1,964

Total taxes on the provision of goods and services	3,467	3,792	3,769
Taxes on use of goods and performance of activities
Motor vehicle taxes	2,255	2,444	2,554
Franchise taxes	4	1	3
Other	497	707	596

Total taxes on use of goods and performance of activities	2,756	3,152	3,153

Total Taxation Revenue	19,129	20,251	20,558

9 - 14	Budget Statement 2011-12

Table 9.6: General Government Sector Grant Revenue and Expense

	2009-10	2010-11	2011-12
	Actual	Est. Actual	Budget
	$m	$m	$m

Current grants and subsidies revenue
Current grants from the Commonwealth (a)
General purpose grants	13,419	13,900	15,205
National agreements	6,236	6,633	6,585
National partnership payments	1,657	1,188	2,154
Total	21,312	21,721	23,944
Other grants and subsidies	638	618	539

Total current grants and subsidies revenue	21,950	22,339	24,483

Capital grants and subsidies revenue
Capital grants from the Commonwealth (a)
General purpose grants	—	—	—
National agreements	318	227	221
National partnership payments	4,710	3,027	2,298
Total	5,028	3,254	2,519

Other grants and subsidies	5	24	46

Total capital grants and subsidies revenue	5,033	3,278	2,565

Total grant revenue	26,983	25,617	27,049

Current grant, subsidies, and transfer payments expense to:
State/ Territory Government	—	—	—
Local Government (a)	377	462	576
Private and not-for-profit sector (a)	5,275	5,934	6,003
Other sectors of government	2,335	2,508	3,060

Total current grants, subsidies, and transfer payments expense	7,987	8,905	9,639
Capital grant, subsidies, and transfer payments expense to:
State/ Territory Government	—	—	—
Local Government (a)	651	213	290
Private and not-for-profit sector (a)	1,013	453	586
Other sectors of government	3,533	1,827	1,645

Total capital grants, subsidies, and transfer payments expense	5,197	2,494	2,521

Total grant expense	13,184	11,399	12,160

Budget Statement 2011-12	9 - 15

Table 9.6: General Government Sector Grant Revenue and Expense (cont)
Note:
(a)	Grant revenue and expenses above exclude the following transfer payments from the Australian Government that New South Wales passes on to third parties. They are not recorded as NSW revenue and expense elsewhere in Budget Papers as the State has no control over the amounts that it passes on. Details are as follows:

Transfer Receipts

Current transfer receipts for specific purposes	3,831	3,640	2,905
Capital transfer receipts for specific purposes	19	34	1

Total Receipts	3,850	3,675	2,906

Current transfer payments to
Local government	614	664	504
Private and not- for profit sector	3,217	2,977	2,400
Capita l transfer payments to
Local government	—	—	—
Private and not- for profit sector	19	34	1

Total Payments	3,850	3,675	2,906

Table 9.7: General Government Sector Dividend and Income Tax Equivalent Income

	Actual	Est. Actual	Budget
	2009-10	2010-11	2011-12
	$m	$m	$m

Dividend and income tax revenue from the PNFC sector	1,981	1,903	1,743
Dividend and income tax revenue from the PFC sector	56	136	73
Other dividend income	285	391	529

Total dividend and income tax equivalent income	2,322	2,430	2,344

Table 9.8: General Government Sector Expenses by Function

	2009-10	2010-11	2011-12
	Actual	Est. Actual	Budget
	$m	$m	$m

General public services	1,747	2,031	2,578
Defence	—	—	—
Public order and safety	5,721	6,113	6,388
Education	11,955	12,326	13,116
Health	14,250	15,225	16,033
Social security and welfare	4,450	4,731	5,141
Housing and community amenities	3,890	2,735	2,615
Recreation and culture	1,266	1,097	1,049
Fuel and energy	35	28	31
Agriculture, forestry, fishing and hunting	1,009	871	639
Mining, manufacturing and construction	140	171	214
Transport and communications	7,092	5,894	6,598
Other economic affairs	954	1,384	1,488
Other purposes (a)	2,830	3,190	3,855

Total Expenses	55,339	55,795	59,744

(a)	2011-12 includes $150 million Advance to the Treasurer, which will be allocated across functions as the funds are spent in the Budget Year.

9 - 16	Budget Statement 2011-12

Table 9.9: General Government Sector Purchases of Non-financial Assets by Function

	2009-10	2010-11	2011-12
	Actual	Est. Actual	Budget
	$m	$m	$m

General public services	372	381	477
Defence	—	—	—
Public order and safety	417	441	440
Education (a)	2,706	1,905	740
Health	678	611	925
Social security and welfare	188	106	127
Housing and community amenities	100	98	138
Recreation and culture	149	140	164
Fuel and energy	—	—	—
Agriculture, forestry, fishing and hunting	35	123	31
Mining, manufacturing and construction	2	6	7
Transport and communications	2,355	2,682	3,454
Other economic affairs	19	19	31
Other purposes (b)	12	26	159

Total Purchases of Non-Financial Assets	7,033	6,537	6,693

Assets Acquired under finance leases
Public order and safety	—	—	—
Education	21	—	—
Health	1	212	—
Transport	223	298	148

Total Assets Acquired under finance leases	245	510	148

Total Capital Expenditure	7,278	7,047	6,841

(a)	The movement in 2009-10 and 2010-11 Education purchases reflects the Australian Government’s Nation Building — Economic Stimulus Plan.

(b)	2011-121 includes $135 million Advance to the Treasurer, which will be allocated across functions as the funds are spent in the Budget Year.

Budget Statement 2011-12	9 - 17

Table 9.10: Public Non-financial Corporation Sector Operating Statement(a)

	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15
	Actual	Actual	Actual	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Revenue from Transactions
Grants and subsidies	3,583	4,271	5,721	4,284	4,230	4,873	5,512	5,536
Sale of goods and services	13,104	12,791	12,034	13,831	14,079	15,820	16,258	16,622
Interest	136	162	137	192	169	158	150	138
Other dividends and distributions	—	—	—	—	4	—	4	4
Other	858	737	638	686	715	731	744	748
Total Revenue from transactions	17,680	17,963	18,530	18,993	19,197	21,583	22,669	23,048

Expenses from Transactions
Employee	3,523	3,737	3,618	3,703	4,040	4,241	4,453	4,394
Superannuation
- Superannuation interest cost	(129)	(91)	(48)	(61)	(30)	(31)	(33)	(35)
- Other superannuation expenses	341	358	398	414	403	418	430	436
Depreciation and amortisation	2,250	2,637	2,807	3,135	3,165	3,288	3,493	3,699
Interest	1,079	1,319	1,516	1,787	2,009	2,230	2,482	2,742
Income tax expense	685	624	546	682	659	860	876	843
Other operating	7,324	6,728	5,754	7,302	7,183	7,945	8,035	8,086
Grants and transfers
- Current grants and transfers	198	254	435	372	370	330	310	320
- Capital grants and transfers	3	2	16	1,038	1,109	20	13	—
Total Expenses from transactions	15,274	15,568	15,042	18,372	18,907	19,299	20,060	20,484
Transactions from discontinuing operations	—	47	547	198	—	—	—	—

NET OPERATING BALANCE — SURPLUS AFTER TAX	2,405	2,441	4,035	819	290	2,284	2,609	2,563

Other economic flows included in the operating result
Gain/(Loss) from superannuation	1	—	—	3		—	—	—
Gain/(Loss) from other liabilities	—	(33)	(4)	—	—	—	—	—
Other net gains/(losses)	279	(345)	(402)	2,655	(132)	167	273	274
Share of earnings from associates (excluding dividend)	1	—	—	—	—	—	—	—
Discontinuing operations	—	—	(83)	6	—	—	—	—
Other	(22)	317	(335)	140	11	49	102	122

Operating result (accounting basis)	2,664	2,380	3,211	3,623	169	2,499	2,984	2,960

Other economic flows — other non owner movements in equity
Superannuation actuarial gain/(loss)	(544)	(1,545)	(393)	(21)	381	4	72	41
Deferred tax direct to equity	33	357	(602)	53	(99)	437	(172)	(184)
Revaluations	4,679	(844)	5,738	4,576	1,320	(347)	1,683	1,723
Net gain/(loss) on financial instruments at fair value	1,303	62	(31)	71	(5)	(9)	(8)	(8)
Other	(9)	—	105	(3,472)	(1,184)	(1,343)	(1,369)	(1,264)

Comprehensive result — total change in net worth before transactions with owners(b)	8,127	410	8,028	4,831	583	1,241	3,190	3,269

9 - 18	Budget Statement 2011-12

Table 9.10: Public Non-financial Corporation Sector Operating Statement(a) (cont)

	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15
	Actual	Actual	Actual	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

KEY FISCAL AGGREGATES
Comprehensive result — total change in net worth
before transactions with owners(b)	8,127	410	8,028	4,831	583	1,241	3,190	3,269
Less: Net other economic flows	(5,721)	2,031	(3,993)	(4,012)	(293)	1,042	(581)	(706)
equals: Net operating balance	2,405	2,441	4,035	819	290	2,284	2,609	2,563
less Net acquisition of non-financial assets
Purchase of non-financial assets	6,455	7,908	8,811	7,781	8,098	8,322	9,393	9,660
Sales of non-financial assets	(572)	(312)	(370)	(494)	(330)	(303)	(254)	(268)
less Depreciation	(2,250)	(2,637)	(2,807)	(3,135)	(3,165)	(3,288)	(3,493)	(3,699)
plus Change in inventories	63	89	96	13	76	60	(37)	(28)
plus Other movements in non-financial assets
- assets acquired using finance leases	—	104	219	38	358	573	573	334
- other	234	227	162	(855)	(917)	192	198	204
equals Total Net acquisition of non-financial assets	3,931	5,381	6,111	3,347	4,120	5,557	6,381	6,204
equals Net Lending/(Borrowing) [Fiscal Balance]	(1,525)	(2,939)	(2,076)	(2,528)	(3,829)	(3,274)	(3,771)	(3,640)

OTHER AGGREGATES
Capital expenditure(c)	6,455	8,012	9,030	7,819	8,456	8,895	9,966	9,994
Dividends accrued(d)	1,318	1,053	1,243	(1,073)	(1,085)	(1,350)	(1,335)	(1,253)

(a)	The vertical dotted line between 2007-08 and 2008-09 indicates the time series break related to the adoption of AASB 1049. Amounts before 2008-09 have been classified according to the AASB 1049, where practicable, based on available dissections between GFS transactions and other economic flows. However, where some dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b)	‘Total change in net worth’ is before transactions with owners as owners, and before revisions to accounting policies. The actual movement in balance sheet net worth may therefore differ.

(c)	Capital expenditure comprises purchases of non-financial assets plus assets acquired using finance leases.

(d)	Net borrowing for the PNFC sector excludes the impact of dividends accrued, and so may not fully reflect the sector’s call on the financial markets.

Budget Statement 2011-12	9 - 19

Table 9.11: Public Non-financial Corporation Sector Balance Sheet(a)

	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014	June 2015
	Actual	Actual	Actual	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Assets
Financial assets
Cash and cash equivalent assets	2,063	2,146	2,549	2,396	1,948	1,934	1,745	1,567
Receivables	1,976	2,258	2,331	2,342	2,250	2,451	2,527	2,617
Tax equivalents receivable	36	5	19	47	—	—	—	6
Financial assets at fair value	925	974	1,233	2,504	2,215	2,033	1,909	1,790
Advances paid	18	51	31	34	27	14	7	—
Deferred tax equivalents	638	934	793	660	648	664	679	706
Equity
Investments in associates	—	—	85	—	—	—	—	—
Other	—	—	—	7	7	7	7	7
Total Financial Assets	5,656	6,368	7,041	7,991	7,095	7,104	6,874	6,694

Non-financial assets
- Inventories	964	1,039	1,073	1,064	1,135	1,192	1,148	1,115
- Forestry stock and other biological assets	527	553	662	751	751	751	751	751
- Assets classified as held for sale	52	56	134	45	51	53	60	53
- Investment properties	1,241	751	555	546	540	570	580	580
Property, plant and equipment
- Land and Buildings	42,606	43,260	47,649	50,002	49,331	50,256	50,768	51,316
- Plant and Equipment	4,013	4,116	4,135	4,284	4,670	5,563	6,424	7,066
- Infrastructure Systems	50,332	53,353	60,060	62,830	67,805	71,029	77,484	84,074
Intangibles	1,072	1,258	1,375	1,527	1,792	1,914	2,093	2,210
Other	342	435	508	446	398	390	403	408
Total Non-financial Assets	101,148	104,823	116,151	121,496	126,474	131,719	139,711	147,573

Total Assets	106,804	111,190	123,192	129,487	133,569	138,823	146,586	154,268

Liabilities
Deposits held	114	99	121	90	72	73	73	74
Payables	2,908	3,488	3,862	3,471	3,372	3,523	3,669	3,840
Tax equivalents payable	233	240	279	393	244	274	274	225
Borrowings and derivatives at fair value	442	257	241	489	294	251	210	167
Borrowings at amortised cost	18,829	23,075	26,459	28,314	32,919	37,015	41,416	45,728
Advances received	562	512	497	478	470	456	441	421
Employee provisions	1,995	2,067	2,064	2,141	2,211	2,257	2,300	2,341
Superannuation provisions(b)	135	1,576	1,807	1,720	1,231	1,198	1,101	1,039
Deferred tax equivalent provisions	5,520	4,764	5,732	5,362	5,429	5,007	5,138	5,265
Other provisions	1,860	1,642	1,888	1,829	1,534	1,748	1,745	1,667
Other	892	924	325	450	463	449	456	470

Total Liabilities	33,490	38,644	43,275	44,738	48,238	52,250	56,823	61,237

NET ASSETS	73,313	72,546	79,917	84,748	85,331	86,572	89,762	93,031

9 - 20	Budget Statement 2011-12

Table 9.11: Public Non-financial Corporation Sector Balance Sheet(a) (cont)

	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014	June 2015
	Actual	Actual	Actual	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Net Worth
Accumulated Funds	39,576	39,840	42,581	43,409	42,773	43,934	45,621	47,359
Reserves	33,737	32,706	37,336	41,339	42,558	42,638	44,141	45,672

NET WORTH	73,313	72,546	79,917	84,748	85,331	86,572	89,762	93,031

Net Financial Worth	(27,835)	(32,277)	(36,234)	(36,748)	(41,143)	(45,147)	(49,949)	(54,542)
Net Financial Liabilities	27,835	32,277	36,234	36,748	41,143	45,147	49,949	54,542
Net Debt(c)	16,942	20,773	23,505	24,437	29,565	33,813	38,478	43,032

(a)	These tables have been presented on a liquidity basis as per AASB 1049. The vertical dotted line between June 2008 and June 2009 indicates the time series break related to the adoption of AASB 1049. Amounts before 2008-09 have been classified according to the AASB 1049, where practicable, based on available dissections. However, where some dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b)	Superannuation liabilities are reported net of prepaid superannuation contribution assets.

(c)	Net debt comprises the sum of deposits held, borrowings and advances received, minus the sum of cash and cash equivalents, financial assets at fair value and advances paid.

Budget Statement 2011-12	9 - 21

Table 9.12: Public Non-financial Corporation Sector Cash Flow Statement(a)

	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15
	Actual	Actual	Actual	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Cash Receipts from Operating Activities
Receipts from sales of goods & services	14,084	14,228	14,924	15,844	14,318	15,684	16,325	16,648
Grants and subsidies received	3,583	4,272	5,722	4,407	4,254	4,873	5,573	5,617
Interest receipts	136	161	124	191	171	158	150	138
Other receipts	2,464	2,408	2,527	1,507	2,093	2,175	2,327	2,376
Total Operating Receipts	20,267	21,069	23,297	21,949	20,835	22,891	24,375	24,779

Cash Payments for Operating Activities
Payments for employees	(3,643)	(3,933)	(3,820)	(3,933)	(4,256)	(4,472)	(4,691)	(4,638)
Payments for superannuation	(326)	(309)	(502)	(457)	(481)	(416)	(422)	(421)
Payments for goods & services	(7,686)	(7,732)	(7,256)	(8,507)	(7,216)	(7,441)	(7,409)	(7,432)
Grants & subsidies paid	(193)	(254)	(448)	(376)	(375)	(350)	(323)	(320)
Interest paid	(1,138)	(1,186)	(1,450)	(1,680)	(1,912)	(2,123)	(2,364)	(2,626)
Income tax equivalents paid	(720)	(650)	(745)	(731)	(775)	(787)	(834)	(866)
Other payments	(1,905)	(1,939)	(2,082)	(1,115)	(1,554)	(1,646)	(1,778)	(1,827)
Total Operating Payments	(15,611)	(16,004)	(16,303)	(16,799)	(16,569)	(17,234)	(17,821)	(18,130)

Net Cash Flows from Operating Activities	4,657	5,065	6,994	5,151	4,266	5,657	6,554	6,649
Cash Flows from Investments in Non-Financial Assets
Sales of non-financial assets	573	216	466	492	331	303	254	268
Purchases of non-financial assets	(6,365)	(7,621)	(8,692)	(8,173)	(8,190)	(8,350)	(9,393)	(9,633)

Net Cash Flow s from Investments in Non-Financial Assets	(5,792)	(7,405)	(8,226)	(7,681)	(7,859)	(8,047)	(9,139)	(9,366)
Cash Flows from Investments in Financial Assets for Policy Purposes
Receipts	—	—	—	3,789	8	12	12	7
Payments	(18)	(33)	(13)	(30)	(14)	(14)	(20)	(15)

Total Cash Flows from Investments in
Financial Assets for Policy Purposes	(18)	(33)	(13)	3,759	(7)	(2)	(7)	(8)

Net Flows from Investments in Financial Assets for Liquidity Purposes
Receipts	404	159	40	604	324	236	223	171
Payments	(278)	(425)	(426)	(275)	(89)	(55)	(97)	(71)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	126	(266)	(386)	329	234	180	126	100
Cash Flows from Financing Activities
Advances received	8	—	—	—	5	—	—	—
Advances repaid	(129)	(101)	(171)	(3,495)	(236)	(176)	(158)	(143)
Proceeds from borrowings	4,910	7,271	14,296	8,147	4,858	4,023	4,432	4,528
Repayments of borrowings	(2,205)	(3,110)	(11,035)	(5,042)	(619)	(522)	(650)	(608)
Dividends paid	(1,163)	(1,323)	(1,058)	(1,275)	(1,083)	(1,121)	(1,338)	(1,330)
Deposits received (net)	(17)	(15)	22	(31)	(18)		1	1
Other financing (net)	—	—	—	—	—	—	—	—

Net Cash Flows from Financing Activities	1,403	2,723	2,054	(1,695)	2,907	2,204	2,285	2,448

Net Increase/(Decrease) in Cash Held	375	84	423	(138)	(457)	(8)	(182)	(177)

9 - 22	Budget Statement 2011-12

Table 9.12: Public Non-financial Corporation Sector Cash Flow Statement(a) (cont)

	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15
	Actual	Actual	Actual	Est. Actual	Budget	Forward estimates
	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m

Derivation of the Cash Result
Net cash flows from operating activities	4,657	5,065	6,994	5,151	4,266	5,657	6,554	6,649
Net Cash Flows from investments in non-financial assets	(5,792)	(7,405)	(8,226)	(7,681)	(7,859)	(8,047)	(9,139)	(9,366)
Dividends paid	(1,163)	(1,323)	(1,058)	(1,275)	(1,083)	(1,121)	(1,338)	(1,330)

Cash Surplus/(Deficit )	(2,299)	(3,663)	(2,290)	(3,805)	(4,675)	(3,510)	(3,924)	(4,047)

(a)	The vertical dotted line between 2007-08 and 2008-09 indicates the time series break related to the adoption of AASB 1049. Amounts before 2008-09 have been classified according to the AASB 1049, where practicable, based on available dissections. However, where some dissections have not been available, the historic financial information has been reported on a best endeavours basis.
Table 9.13: Derivation of ABS GFS Public Non-financial Corporation Sector Cash Surplus/(Deficit)(a)

	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15
	Actual	Actual	Actual	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Cash Surplus/(Deficit)	(2,299)	(3,663)	(2,290)	(3,805)	(4,675)	(3,510)	(3,924)	(4,047)
Assets acquired under finance leases	—	(104)	(219)	(38)	(358)	(573)	(573)	(334)
Other financing arrangements(b)	(91)	(191)	(215)	395	91	27	—	(26)

ABS GFS Surplus/(Deficit)	(2,390)	(3,958)	(2,724)	(3,448)	(4,942)	(4,056)	(4,497)	(4,407)

(a)	The vertical dotted line between 2007-08 and 2008-09 indicates the time series break related to the adoption of AASB 1049. Amounts before 2008-09 have been classified according to the AASB 1049, where practicable, based on available dissections between GFS transactions and other economic flows. However, where some dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b)	Comprises movements in payables and receivables of a capital nature.

Budget Statement 2011-12	9 - 23

Table 9.14: Non-financial Public Sector Operating Statement(a)

	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15
	Actual	Actual	Actual	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Revenue from Transactions
Taxation	17,799	16,970	18,029	19,311	19,713	21,060	22,343	23,708
Grants and Subsidies
- Commonwealth — general purpose	11,942	11,974	13,419	13,900	15,205	16,250	17,158	17,823
- Commonwealth — national agreements	7,595	6,609	6,554	6,861	6,806	7,164	7,519	8,122
- Commonwealth — national partnership payments	—	3,145	6,345	4,215	4,452	3,708	2,744	1,863
- Other grants and subsidies	485	511	491	439	152	229	455	371
Sale of goods and services	16,019	16,023	15,249	17,503	17,938	19,854	20,417	20,947
Interest	538	520	392	611	635	447	466	475
Dividend and income tax equivalent income from other sectors	32	136	56	136	72	79	86	96
Other dividends and distributions	292	196	285	391	532	425	452	478
Fines, regulatory fees and other	3,178	3,701	3,872	4,180	4,295	4,711	4,797	4,973

Total Revenue from transactions	57,881	59,784	64,692	67,546	69,801	73,926	76,437	78,856
Expenses from Transactions
Employee	24,029	25,801	26,649	28,084	30,034	30,652	31,493	32,540
Superannuation
- Superannuation interest cost	347	610	903	773	814	951	952	960
- Other superannuation	2,244	2,319	2,521	2,623	2,674	2,668	2,786	2,885
Depreciation and amortisation	4,717	5,251	5,576	5,952	6,221	6,528	6,903	7,291
Interest	2,326	2,728	3,103	3,550	4,028	4,301	4,693	5,094
Other property		1	1	1
Other operating	16,046	16,297	15,511	17,679	18,694	20,047	20,299	20,371
Grants and transfers expenses
- Current grants and transfers	5,317	5,499	5,948	6,637	6,971	6,809	7,172	7,504
- Capital grants and transfers	833	1,155	1,745	1,616	1,876	745	707	749
Total Expenses from transactions	55,859	59,660	61,956	66,914	71,313	72,701	75,006	77,394
Transactions from discontinuing operations	—	402	1,037	392	—	—	—	—

NET OPERATING BALANCE — SURPLUS	2,022	526	3,773	1,024	(1,512)	1,226	1,431	1,462

Other economic flows included in the operating result
Gain/(Loss) from superannuation	8	—	—	3	—	—	—	—
Gain/(Loss) from other liabilities	21	(467)	(242)	16	225	(24)	(5)	(3)
Other net gains/(losses)	(935)	(1,047)	473	2,708	194	745	759	757
Share of earnings from associates (excluding dividends)	77	19	173	153	(91)	39	36	29
Discontinuing operations	—	—	(84)	6	—	—	—	—
Other	(44)	(42)	(91)	(59)	(31)	(33)	(34)	(36)
Operating result (accounting basis)	1,149	(1,010)	4,001	3,850	(1,216)	1,952	2,187	2,208

Other economic flows — other non owner movements in equity
Superannuation actuarial gains/(loss)	(3,660)	(13,008)	(3,538)	425	3,739	(547)	(166)	(228)
Revaluations	14,223	4,234	11,214	5,636	4,644	2,797	4,733	4,942
Net gain/(loss) on equity investments in other sectors	337	(953)	(1,105)	115	93	111	127	149
Net gain/(loss) on financial instruments at fair value	1,877	93	(25)	71	(5)	(9)	(8)	(8)
Other	(9)	(12)	180	159	(13)	27	33	32
Comprehensive result — total change in net worth before transactions with owner(b)	13,918	(10,656)	10,728	10,256	7,242	4,331	6,906	7,096

9 - 24	Budget Statement 2011-12

Table 9.14: Non-financial Public Sector Operating Statement(a) (cont)

	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15
	Actual	Actual	Actual	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

KEY FISCAL AGGREGATES
Comprehensive result — total change in net worth before transactions with owner(b)	13,918	(10,656)	10,728	10,256	7,242	4,331	6,906	7,096
Less: Net other economic flows	(11,895)	11,182	(6,955)	(9,233)	(8,754)	(3,105)	(5,475)	(5,634)
equals: Net operating balance	2,023	526	3,773	1,024	(1,512)	1,226	1,431	1,462
less Net acquisition of non-financial assets
Purchase of non-financial assets	10,887	12,724	15,856	14,336	14,781	14,889	15,134	14,635
Sales of non-financial assets	(1,067)	(678)	(975)	(776)	(965)	(1,045)	(655)	(718)
less Depreciation	(4,717)	(5,251)	(5,576)	(5,952)	(6,221)	(6,528)	(6,903)	(7,291)
plus Change in inventories	55	120	85	17	72	69	(50)	(25)
plus Other movements in non-financial assets
- assets acquired using finance leases	251	544	463	547	506	734	1,302	526
- other	465	281	52	(557)	(794)	281	302	285
equals Total Net acquisition of non-financial assets	5,874	7,740	9,905	7,615	7,379	8,400	9,130	7,411
equals Net Lending/(Borrowing) [Fiscal Balance]	(3,851)	(7,214)	(6,132)	(6,592)	(8,891)	(7,174)	(7,699)	(5,949)
OTHER AGGREGATES
Capital expenditure(c)	11,138	13,268	16,319	14,883	15,287	15,624	16,436	15,161

(a)	The vertical dotted line between 2007-08 and 2008-09 indicates the time series break related to the adoption of AASB 1049. Amounts before 2008-09 have been classified according to the AASB 1049, where practicable, based on available dissections between GFS transactions and other economic flows. However, where some dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b)	‘Total change in net worth’ is before transactions with owners as owners, and before revisions to accounting policies. The actual movement in balance sheet net worth may therefore differ.

(c)	Capital expenditure comprises purchases of non-financial assets plus assets acquired using finance leases.

Budget Statement 2011 – 12	9 – 25

Table 9.15: Non-financial Public Sector Balance Sheet(a)

	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014	June 2015
	Actual	Actual	Actual	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Assets
Financial assets

Cash and cash equivalent assets	4,362	5,496	5,621	10,760	5,657	5,398	5,104	4,850
Receivables	5,546	6,173	6,636	6,488	6,092	6,199	6,218	6,285
Tax equivalents receivable	—	—	—	—	—	—	—	—
Financial assets at fair value	6,917	6,014	7,777	9,616	10,134	11,129	11,835	12,477
Advances paid	240	318	438	447	628	809	836	862
Equity
Investments in other public sector entities	1,053	100	(1,005)	(890)	(797)	(685)	(559)	(410)
Investments in associates	1,623	1,051	1,305	1,336	1,245	1,284	1,320	1,349
Other	4	—	—	7	7	7	7	7

Total Financial Assets	19,743	19,151	20,772	27,766	22,966	24,140	24,762	25,421
Non-financial assets
- Inventories	1,129	1,289	1,349	1,340	1,407	1,472	1,415	1,385
- Forestry stock and other biological assets	534	560	669	759	759	759	759	759
- Assets Classified as Held For Sale	197	170	267	199	217	181	188	147
- Investment Properties	1,539	1,025	825	1,138	1,037	906	884	860
Property, plant and equipment
- Land and Buildings	90,855	96,682	104,078	108,129	109,406	111,610	114,070	115,485
- Plant and Equipment	10,923	11,563	12,118	13,122	13,852	15,245	16,561	17,543
- Infrastructure Systems	95,828	106,019	118,750	123,320	132,443	139,920	149,727	159,375
Intangibles	1,768	2,235	2,620	2,952	3,370	3,482	3,591	3,711
Other	1,219	1,418	1,496	1,533	1,624	1,803	1,916	2,096
Total Non-financial Assets	203,992	220,960	242,173	252,491	264,116	275,378	289,111	301,359

Total Assets	223,735	240,111	262,945	280,257	287,082	299,519	313,872	326,780

Liabilities
Deposits held	211	171	198	1,469	1,283	1,141	1,017	912
Payables	5,773	6,332	7,107	6,937	6,722	6,934	7,071	7,261
Borrowings and derivatives at fair value	442	278	261	509	313	268	224	180
Borrowings at amortised cost	32,605	39,485	45,234	50,402	54,639	61,592	68,576	73,772
Advances received	864	836	811	770	823	880	859	837
Employee provisions	10,685	11,923	12,940	13,731	14,021	14,508	14,961	15,433
Superannuation provisions(b)	17,759	30,985	34,530	33,918	30,101	30,600	30,649	30,614
Other provisions	5,466	5,984	6,282	6,663	6,434	6,571	6,687	6,925
Other	3,027	3,503	2,692	2,710	2,356	2,306	2,203	2,124

Total Liabilities	76,833	99,498	110,053	117,109	116,692	124,797	132,246	138,057

NET ASSETS	146,903	140,613	152,892	163,148	170,390	174,721	181,627	188,723

9 - 26	Budget Statement 2011-12

Table 9.15: Non-financial Public Sector Balance Sheet(a) (cont)

	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014	June 2015
	Actual	Actual	Actual	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Net Worth
Accumulated Funds	69,544	60,150	62,932	72,042	74,658	76,194	78,334	80,431
Reserves	77,359	80,463	89,960	91,106	95,732	98,527	103,293	108,292

NET WORTH	146,903	140,613	152,892	163,148	170,390	174,721	181,627	188,723

Net Financial Worth	(57,090)	(80,347)	(89,281)	(89,343)	(93,726)	(100,657)	(107,484)	(112,636)

Net Financial Liabilities	58,142	80,447	88,276	88,453	92,929	99,972	106,926	112,227
Net Debt (c)	22,605	28,943	32,667	32,326	40,639	46,544	52,900	57,511

(a)	These tables have been presented on a liquidity basis under AASB 1049. The vertical dotted line between June 2008 and June 2009 indicates the time series break related to the adoption of AASB 1049. Amounts before June 2009 have been classified and measured according to the AASB 1049, where practicable, based on available dissections. However, where some dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b)	Superannuation liabilities are reported net of prepaid superannuation contribution assets.

(c)	Net debt comprises the sum of deposits held, borrowings and advances received, minus the sum of cash and cash equivalents, financial assets at fair value and advances paid.

Budget Statement 2011-12	9 - 27

Table 9.16: Non-financial Public Sector Cash Flow Statement(a)

	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15
	Actual	Actual	Actual	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Cash Receipts from Operating Activities
Taxes received	17,724	16,789	18,005	19,387	20,063	21,088	22,394	23,719
Receipts from sales of goods & services	17,157	18,276	21,521	20,452	18,740	20,571	21,233	21,740
Grants and subsidies received	19,884	22,161	26,721	25,369	26,858	27,528	27,812	28,210
Interest receipts	538	556	359	608	642	436	445	454
Dividends and income tax equivalents	50	67	104	78	121	74	80	89
Other Receipts	6,879	7,481	7,689	6,906	7,892	8,132	8,612	8,766
Total Operating Receipts	62,232	65,329	74,399	72,801	74,316	77,829	80,576	82,977
Cash Payments for Operating Activities
Payments for employees	(23,497)	(24,685)	(25,877)	(27,254)	(29,560)	(30,198)	(31,124)	(32,177)
Payments for superannuation	(2,553)	(2,710)	(3,419)	(3,579)	(3,568)	(3,667)	(3,854)	(4,108)
Payments for goods & services	(17,665)	(18,621)	(21,158)	(20,173)	(21,296)	(21,934)	(22,099)	(22,207)
Grants & subsidies paid	(5,012)	(5,484)	(5,848)	(5,755)	(6,031)	(5,491)	(5,649)	(5,897)
Interest paid	(2,021)	(2,188)	(2,446)	(2,846)	(3,316)	(3,551)	(3,880)	(4,218)
Other payments	(4,776)	(4,736)	(5,132)	(4,102)	(4,579)	(4,498)	(4,669)	(4,751)
Total Operating Payments	(55,524)	(58,424)	(63,881)	(63,709)	(68,350)	(69,339)	(71,275)	(73,358)

Net Cash Flows from Operating Activities	6,708	6,905	10,518	9,092	5,966	8,490	9,300	9,620
Cash Flows from Investments in Non-Financial Assets
Sales of non-financial assets	1,083	663	1,011	763	977	1,045	655	718
Purchases of non-financial assets	(10,669)	(12,553)	(15,688)	(14,681)	(14,817)	(14,929)	(15,250)	(14,647)

Net Cash Flows from Investments in
Non-Financial Assets	(9,586)	(11,889)	(14,677)	(13,918)	(13,840)	(13,884)	(14,594)	(13,929)
Cash Flows from Investments in Financial Assets for Policy Purposes
Receipts	7	38	634	4,067	47	46	89	71
Payments	(75)	(117)	(314)	(188)	(356)	(590)	(115)	(79)

Total Cash Flows from Investments in Financial Assets for Policy Purposes	(69)	(79)	321	3,879	(309)	(544)	(27)	(9)

Net Flows from Investments in Financial Assets for Liquidity Purposes
Receipts	1,222	825	259	1,097	318	229	215	233
Payments	(949)	(918)	(1,557)	(1,158)	(785)	(616)	(593)	(549)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	273	(93)	(1,298)	(61)	(467)	(387)	(377)	(316)
Cash Flows from Financing Activities
Advances received	8	—	—	—	85	80	—	—
Advances repaid	(48)	(50)	(53)	(53)	(54)	(52)	(53)	(55)
Proceeds from borrowings	5,260	10,365	17,292	11,522	8,543	7,200	6,749	5,719
Repayments of borrowings	(2,372)	(4,052)	(12,039)	(6,844)	(4,792)	(1,021)	(1,173)	(1,191)
Deposits received (net)	4	44	75	1,331	(187)	(143)	(125)	(107)
Other financing (net)	3	(7)	8	(36)	—	—	—	—

Net Cash Flows from Financing Activities	2,854	6,301	5,282	5,920	3,595	6,064	5,397	4,366

Net Increase/(Decrease) in Cash Held	180	1,145	147	4,912	(5,055)	(261)	(301)	(268)
Derivation of the Cash Result
Net cash flows from operating activities	6,708	6,905	10,518	9,092	5,966	8,490	9,300	9,620
Net Cash Flows from investments in non-financial assets	(9,586)	(11,889)	(14,677)	(13,918)	(13,840)	(13,884)	(14,594)	(13,929)

Cash Surplus/(Deficit )	(2,878)	(4,985)	(4,159)	(4,826)	(7,873)	(5,394)	(5,294)	(4,310)

(a)	The vertical dotted line between 2007-08 and 2008-09 indicates the time series break related to the adoption of AASB 1049. Amounts before 2008-09 have been classified according to AASB 1049, where practicable, based on available dissections. However, where some dissections have not been available, the historic financial information has been reported on a best endeavours basis.

9 - 28	Budget Statement 2011-12

Table 9.17: Derivation of ABS GFS Non-financial Public Sector Cash Surplus/(Deficit)(a)

	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15
	Actual	Actual	Actual	Est. Actual	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Cash Surplus/(Deficit)	(2,878)	(4,985)	(4,159)	(4,826)	(7,873)	(5,394)	(5,294)	(4,310)
Assets acquired under finance leases	(251)	(544)	(463)	(547)	(506)	(734)	(1,302)	(526)
Other financing arrangements(b)	(234)	(156)	(204)	359	23	39	115	12

ABS GFS Surplus/(Deficit)	(3,362)	(5,685)	(4,825)	(5,015)	(8,356)	(6,089)	(6,481)	(4,823)

(a)	The vertical dotted line between 2007-08 and 2008-09 indicates the time series break related to the adoption of AASB 1049. Amounts before 2008-09 have been classified according to AASB 1049, where practicable, based on available dissections. However, where some historic dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b)	Comprises movements in payables and receivables of a capital nature.
9.6 Loan Council Allocation
The Australian, State and Territory governments nominate a Loan Council Allocation (LCA) each year. The LCA measures each jurisdiction’s net call on financial markets in a given financial year to meet its budget objectives. The NSW LCA for 2011-12 was approved at the March 2011 meeting of the Ministerial Council.
Table 9.18 compares the 2011-12 LCA bid based on the 2010-11 Half-Yearly Review, with a revised LCA based on 2010-11 Budget estimates. The revised estimates take into account fiscal and economic developments that have occurred since the Half-Yearly Review.
The 2011-12 estimated LCA is a deficit of $9 billion compared with an original deficit allocation of $6 billion. The variance of $3 billion is outside the Loan Council’s tolerance limit. The tolerance limit for 2011-12 is $1.5 billion and is calculated as 2 per cent of cash receipts from operating activities for the non-financial public sector.
The increased Loan Council Allocation requirement is due to a reduction in cash from operating activities in both the general government and public non-financial corporation sectors.

Budget Statement 2011-12	9 - 29

Table 9.18: Loan Council Allocation Estimates

	2011-12	2011-12
	Loan Council	Budget-time
	Allocation	Estimate
	$m	$m

General government sector cash (surplus)/deficit	1,474	3,198
Public Non-financial Corporations sector cash (surplus)/deficit	3,362	4,675
Non-financial public sector cash (surplus)/deficit (a)	4,836	7,873
Acquisitions under finance leases and similar arrangements (b)	848	483
Equals: ABS GFS cash (surplus)/deficit	5,684	8,356
Minus: Net cash flows from investments in financial assets for policy purposes	(163)	(309)
Plus: Memorandum items (c)	56	302

Loan Council Allocation	5,903	8,967

(a)	May not directly equate to the sum of the general government and PNFC cash deficits due to intersectoral transfers which are netted out.

(b)	Finance leases and similar arrangements are shown separately as they are deducted from the AASB 1049 cash surplus to derive the ABS GFS cash surplus.

(c)	Memorandum items are used to adjust the ABS deficit to include in LCAs certain transactions, such as operating leases that have many characteristics of public sector borrowings but are not formal borrowings. They are also used, where appropriate, to deduct from the ABS deficit certain transactions, that the Loan Council has agreed should not be included in LCAs — for example, the funding of more than employers’ emerging costs under public sector superannuation schemes, or borrowings by entities such as universities.
Public Private Partnerships
As confirmed at the 1997 Loan Council meeting, states are to report their full contingent exposure to public private partnerships (PPP), where the financial impact is not already reflected within the Loan Council Allocation. Exposure is to be measured by the Government’s termination liabilities if the private sector partner defaults and disclosed as a footnote to, rather than a part of, Loan Council Allocations.
Listed below are details of PPP projects that are expected to be contracted in the 2011-12 financial year.
Contracts Expected to be Entered into in 2011-12
M5 Motorway
The Government is negotiating with Interlink Roads Pty Ltd, the current owner and operator of the M5 Motorway, on a proposal to upgrade the M5 Motorway.

9 - 30	Budget Statement 2011-12

Appendix A: Statement of Accounting Principles and Policies
The Public Finance and Audit Act 1983 (the Act) details the contents, and the rules governing the preparation and presentation of the Budget Papers for the general government sector.
The Act prescribes the inclusion of three primary financial statements:
•	Operating Statement
•	Statement of Financial Position, referred to as the Balance Sheet
•	Cash Flow Statement.
The statements must be prepared in accordance with Australian Accounting Standards.
The presentation of consolidated general government sector statements in Budget Paper No. 2 Budget Statement, differs from the presentation of agency statements in Budget Paper No. 3 Budget Estimates.
The difference arises because there is a specific standard AASB 1049 Whole of Government and General Government Sector Financial Reporting for the preparation of consolidated sector statements, which does not apply to individual agencies that are required to apply all other accounting standards. These differences are explained below.
Consolidated Financial Statements
The format of the consolidated general government financial statements including budget aggregates is based on AASB 1049 Whole of Government and General Government Sector Financial Reporting. AASB 1049 harmonises Government Finance Statistics (GFS) with Generally Accepted Accounting Principles/accounting standards (GAAP) to the extent that GFS does not conflict with GAAP.
The general rules adopted under AASB 1049 are:
•	Consolidated sector financial statements are prepared in accordance with recognition, measurement and disclosure requirements as per GAAP.
•	Where options exist in GAAP, the option that is consistent with GFS must be chosen to minimise convergence differences. However, where there is any conflict between GAAP and GFS, GAAP prevails.
•	The operating statement dissects income and expenses into transactions and other economic flows, as defined by the ABS GFS Manual.

Budget Estimates 2011-12	A - 1

GFS-GAAP Differences
There are some differences between AASB 1049 harmonised aggregates in the budget papers and the pure GFS information that the ABS reports. Convergence differences are not departures from accounting standards, but merely differences in measurement or treatments between the two frameworks. For example, the ABS accrual treatment for a portion of Australian road transport grants paid in June 2006 differs to the cash recognition treatment adopted under accounting standards.
Details of the main convergence differences between GFS and GAAP are explained in Chapter 9. In accordance with AASB 1049 requirements, full details of convergence differences are disclosed in the annual consolidated financial report of the general government and total state sectors (refer page 1-133 of the 2009-10 Report on State Finances).
Comparative Information
Accounting standards require that comparative information be restated for changes in accounting policies and corrections. Where practicable, any new accounting policy is applied retrospectively from the earliest prior period presented as if the new accounting policy had always been applied. However, it is normally only the immediate prior period that is practicable to adjust.
It is impracticable to analyse all historic transactions to ensure reporting consistent with AASB 1049. Therefore, a vertical line has been inserted between 2007-08 and 2008-09 financial data presented in this Budget Paper. Nevertheless, where practicable, the consolidated results published have been back cast on a harmonised GFS-GAAP basis. Back casting has occurred for the period preceding 2008-09, which is the first year that AASB 1049 was adopted.
Agency Accounting Based Reports
GFS-GAAP Harmonisation not Applicable
Agency primary statements in Budget Paper No. 3 Budget Estimates have been prepared in accordance with Australian Accounting Standards. However agency statements are not prepared on a GFS-GAAP harmonised basis, as AASB 1049 is only applicable for consolidated whole of government and general government sector reporting.
Agency operating statements include all expenses and income including gains and losses recognised in the operating result. This differs from the budget result for the general government sector (net operating balance) in Chapter 3 which is prepared on a AASB 1049 harmonised basis.

A - 2	Budget Estimates 2011-12

The harmonised budget result has an economic focus and for this reason excludes from the net operating balance any income and expenses related to the revaluation of assets or liabilities. These types of revenues and expenses are largely outside the control of governments.
Examples of these income or expenses included in the agency accounting operating result but excluded from the budget result are:
•	leave expenses associated with changes to liability discount rates
•	gains or losses on the sale of assets
•	gains or losses associated with debt management activities.
The harmonised AASB 1049 general government sector operating statement discloses details of the above valuation adjustments as other economic flows, reporting them below the budget result. The statement also includes the accounting operating result, which is the same concept as the agency operating result. However agency operating statements do not specifically distinguish between transactions and other economic flows, therefore a net operating balance is not disclosed in agency operating statements.
Government Contributions
The presentation of agency operating statements in Budget Paper No. 3 Budget Estimates is less than that required under accounting standards. This is because the budget paper presentation has been prepared to focus on agency operations and their net cost of services. Therefore, operating statements exclude government contributions that are normally required under accounting standards to be presented in the statement of comprehensive income.
In addition there is no disclosure of agency non-operating equity movements, as most agencies have minimal equity changes, aside from their operating results. For similar reasons, although required by accounting standards, a separate Statement of Changes in Equity is not included for agencies (a Statement of Changes in Equity is not required by the Public Finance and Audit Act, 1983 for the general government sector).
Budget Scope
The Budget incorporates the activities of all general government sector agencies as defined by the Government Finance Statistics Framework. This framework is explained, together with a list of NSW Government entities (classified according to sector), in Appendix B.
The financial transactions of public financial enterprise (PFE) sector and public trading enterprise (PTE) sector agencies are not consolidated on a line by line basis in the budget aggregates.

Budget Estimates 2011-12	A - 3

However, the budget aggregates and general government sector financial statements do include:
•	explicit grant payments to the PTE sector for the delivery of programs with social objectives. These are non-commercial functions required of PTEs by the Government

•	dividends, tax equivalent payments and guarantee fees payable by the PTEs and PFEs which are shown as revenues in the Operating Statement and

•	equity in the PTE and PFE sectors entities shown as investments in the Balance Sheet.

A - 4	Budget Estimates 2011-12

Appendix B: Classification of Agencies
The financial activities of all governments are measured under the Government Finance Statistics framework1 (GFS). All entities controlled by governments are classified into sectors according to the nature of their activities and funding arrangements.
For financial reporting and policy framework purposes, NSW Treasury classifies its Government entities under one of three sectors:
•	general government
•	public trading enterprise or
•	public financial enterprise.
Together these sectors make up the Total State Sector. This is not a GFS term but it is used to describe the scope of all Government activities.
There are terminology differences between NSW Treasury and GFS but the same classification regime applies. The nature of each sector as it relates to NSW Government entities is as follows.

General Government	The general government sector equates to the scope of the Budget.
Sector	Agencies in this sector generally operate under the Financial Management Framework, and undertake policy, regulatory and service delivery functions. This sector includes agencies such as Department of Health, Department of Education and Communities, NSW Police Force and Independent Pricing and Regulatory Tribunal.

These agencies were previously grouped under budget dependent or non-budget dependent sub-sectors to distinguish those which received an appropriation. However with the implementation of new appropriation arrangements to support strategic and budget planning for a cluster, these groupings are less relevant.

The general government sector is also the GFS term for this sector.

Public Trading	Agencies in this sector are either commercial or non-commercial.

Enterprise Sector	Commercial enterprises generally operate under the Commercial Policy Framework, which aims to replicate disciplines and incentives that lead private sector businesses towards efficient commercial practices. They generally pay dividends and tax equivalent payments to the general government sector. These agencies include state owned corporations such as energy transmission and distribution corporations and the Sydney and Hunter Water Corporations.

Non-commercial enterprises address important social objectives and levy charges for services to client groups on a subsidised basis. These include Rail Corporation New South Wales and New South Wales Land and Housing Corporation, which receive substantial grants from the general government sector to provide these services.

The public non-financial corporation sector is the GFS term for this sector.

[1]	Australian Bureau of Statistics, Australian System of Government Finance Statistics: Concepts, Sources and Methods, Cat No 5514.0, ABS, Canberra, 2005.

Budget Statement 2011-12	B - 1

Public Financial Enterprise Sector	These agencies are involved in financial services and generally operate under the Commercial Policy Framework. These enterprises include Treasury Corporation and Lifetime Care and Support Authority of New South Wales.

The public financial corporation sector is the GFS term for this sector.
The following table lists all material entities controlled by the NSW Government and the sector in which they are classified. There are other smaller entities that are not material to the budget and as such are not consolidated or listed in budget papers.
Classification of agencies by sector

General
	Government	Public Trading	Public Financial
	Agencies	Enterprises	Enterprises

Aboriginal Housing Office	•
Art Gallery of New South Wales Trust	•
Ausgrid		•
Australian Museum Trust	•
Barangaroo Delivery Authority	•
Cancer Institute NSW	•
Casino, Liquor and Gaming Control Authority	•
Catchment Management Authorities	•
Centennial Park and Moore Park Trust	•
City West Housing Pty Limited		•
Cobbora Holding Company Pty Ltd		•
Community Relations Commission	•
Compensation Authorities Staff Division	•
Country Rail Infrastructure Authority		•
Crown Finance Entity	•
Delta Electricity		•
Department of Attorney General and Justice	•
Department of Education and Communities	•
Department of Family and Community Services	•
Department of Finance and Services	•
Department of Health	•
Department of Planning and Infrastructure	•
Department of Premier and Cabinet	•
Department of Rural Fire Service	•
Department of Trade and Investment, Regional Infrastructure and Services	•
Department of Transport	•
Destination NSW	•
Electricity Tariff Equalisation Ministerial Corporation	•
Endeavour Energy		•
Environmental Trust	•
Eraring Energy		•
Essential Energy		•
Fair Trading Administration Corporation			•
FANMAC Trusts			•
Fire and Rescue NSW	•
Forests NSW		•
Health Care Complaints Commission	•

B - 2	Budget Statement 2011-12

General
	Government	Public Trading	Public Financial
	Agencies	Enterprises	Enterprises

Historic Houses Trust of New South Wales	•
Home Care Service of New South Wales	•
Home Purchase Assistance Fund	•
Hunter Development Corporation	•
Hunter Region Sporting Venues Authority		•
Hunter Water Corporation		•
Illawarra Venues Authority		•
Independent Commission Against Corruption	•
Independent Pricing and Regulatory Tribunal	•
Independent Transport Safety Regulator	•
Information and Privacy Commission	•
Infrastructure NSW	•
Judicial Commission of New South Wales	•
Landcom		•
Legal Aid Commission of New South Wales	•
Liability Management Ministerial Corporation	•
Lifetime Care and Support Authority of New South Wales			•
Long Service Corporation	•
Luna Park Reserve Trust	•
Macquarie Generation		•
Maritime Authority of NSW	•
Minister Administering the Environmental Planning and Assessment Act	•
Ministry for Police and Emergency Services	•
Motor Accidents Authority of New South Wales	•
Natural Resources Commission	•
New South Wales Crime Commission	•
New South Wales Electoral Commission	•
New South Wales Film and Television Office	•
New South Wales Land and Housing Corporation		•
New South Wales Rural Assistance Authority	•
New South Wales Treasury Corporation			•
Newcastle Port Corporation		•
NSW Businesslink Pty Limited	•
NSW Food Authority	•
NSW Police Force	•
NSW Self Insurance Corporation	•
NSW Trustee and Guardian	•
Office of the Board of Studies	•
Office of the Director of Public Prosecutions	•
Office of Transport Safety Investigations	•
Ombudsman’s Office	•
Parramatta Stadium Trust		•
Police Integrity Commission	•
Port Kembla Port Corporation		•
Public Service Commission	•
Public Transport Ticketing Corporation		•
Rail Corporation New South Wales		•
Redfern-Waterloo Authority	•
Rental Bond Board	•
Residual Business Management Corporation		•
Roads and Traffic Authority of New South Wales	•

Budget Statement 2011-12	B - 3

General
	Government	Public Trading	Public Financial
	Agencies	Enterprises	Enterprises

Royal Botanic Gardens and Domain Trust	•
State Emergency Service	•
State Library of New South Wales	•
State Property Authority	•
State Records Authority	•
State Transit Authority of New South Wales		•
State Water Corporation		•
Superannuation Administration Corporation	•
Sydney Catchment Authority		•
Sydney Cricket and Sports Ground Trust		•
Sydney Ferries		•
Sydney Harbour Foreshore Authority		•
Sydney Metropolitan Development Authority	•
Sydney Olympic Park Authority	•
Sydney Opera House Trust		•
Sydney Ports Corporation		•
Sydney Water Corporation		•
Teacher Housing Authority of New South Wales		•
The Audit Office of New South Wales	•
The Legislature	•
The Treasury	•
TransGrid		•
Transport Construction Authority		•
Trustees of the Museum of Applied Arts and Sciences	•
Waste Assets Management Corporation		•
Water Administration Ministerial Corporation	•
Western Sydney Parklands Trust	•
WorkCover Authority	•
Workers’ Compensation (Dust Diseases) Board	•
Zoological Parks Board		•

B - 4	Budget Statement 2011-12

Appendix C: 2010-11 Budget – Outcome and Summary of Variations
Budget outcome for 2010-11
The Budget result for 2010-11 is estimated to be a surplus of $1.3 billion compared with a budgeted surplus of $773 million.
Total revenue is estimated to be $57.1 billion which is $610 million or 1.1 per cent below the original budget estimate of $57.7 billion.
Total expenses are estimated to be $55.8 billion which is $1.1 billion or 1.9 per cent below the original budget estimate of $56.9 billion.
A detailed explanation of revenue variances by line item and expense variances by agency is set out in the attached table.

Budget Estimates 2011-12	C - 1

Summary of Variations

Category/Agency	Budget	Revised	Variation	Comment on Major Variations

	$m	$m	$m

Taxation
Electricity Tariff Equalisation Fund	—	177	177	Reflects actual wholesale electricity prices.

Workers Compensation (Dust Diseases Board)	38	113	75	Mainly due to an increase in outstanding future claims liabilities as estimated by the actuary. This is offset by an increase in expenditure.

Payroll Tax	7,198	7,266	68	Reflects slightly higher employment growth.
Motor Vehicle Weight Tax	1,421	1,474	53	Higher revenue from higher tax rates introduced to fund the Metropolitan Transport Blueprint.

Government Guarantee of Debt Levy	544	444	(100)	Reflects lower borrowings and a change in policy that more closely replicates private sector interest rates. This will be partly offset by higher dividends and income tax equivalents.

Purchaser Transfer duty	3,921	3,804	(117)	Lower transfer duty revenue from residential and small commercial property transfers reflects consumer confidence given the outlook for the international economy. Revenue from large commercial transfers was higher.

Land Tax	2,330	2,291	(39)	Reflects minor differences in the timing of assessments issued.

Other Duties and Taxes	4,742	4,682	(60)	Aggregated net minor variations.

Total Taxation	20,194	20,251	57

Commonwealth Grants
General Purpose:
GST Revenue Grants	14,762	13,881	(881)	Lower Australian GST collections reflect weaker consumption growth.

National Agreements:

Department of Education and Communities	1,629	1,687	58	Includes growth in the National Schools Agreement funding, Australian Technical Colleges capital grants and pre-apprenticeship training program.

National Partnership Payments:

Department of Family and Community Services	487	563	76	Bringing forward of Nation Building Economic Stimulus plan funding from 2011-12.

Department of Health	575	464	(111)	Mainly due to delays in payments from the Commonwealth under the Elective Surgery Waiting List Reduction Plan National Partnership and Health and Hospitals Fund.

Roads and Traffic Authority of New South Wales	1,364	1,215	(149)	Funding for the Holbrook Bypass and other Nation Building funding received in 2009-10 rather than 2010-11, partially offset by an acceleration of Building Australia Funding for the Kempsey Bypass.

Other Grants and Subsidies	7,924	7,807	(117)	Aggregated net minor variations across agencies.

Total Grants and Subsidies	26,741	25,617	(1,124)

C - 2	Budget Estimates 2011-12

Category/Agency	Budget	Revised	Variation	Comment on Major Variations

	$m	$m	$m

Sales of Goods and Services
Department of Transport	9	41	32	Department of Transport contract work for RailCorp for Barangaroo.

Department of Family and Community Services	250	274	24	Actuarial adjustment.
Other	4,325	4,369	44	Aggregated net minor variances.

Total Sales of Goods and Services	4,584	4,684	100

Interest Income
Crown Finance Entity	70	167	97	Higher cash balances from proceeds of the electricity asset sales.

Other	255	317	62	Aggregated net minor variances.

Total Interest Income	325	484	159

Dividend and Income Tax
Equivalent Income from other Sectors	1,705	2,039	334	Mainly due to higher income tax from the electricity sector.

Other Dividends and Distributions	347	391	44	Higher than expected dividends from Snowy Hydro Limited and higher returns on investments held by NSW Self Insurance Corporation.

Fines, Regulatory Fees and Other Revenue
Roads and Traffic Authority of New South Wales	106	277	171	Revision to the transfer amount to the RTA of council roads following implementation of the NSW Road Reclassification Review and revised estimate of the value of each of its Private Sector Provided Infrastructure assets.

Crown Finance Entity	52	154	102	Mainly higher than expected HIH recoveries ($34 million), asset sale recoups ($33 million), confiscated crime proceeds ($13 million) and Bona Vacantia ($12 million).

Aboriginal Housing Office	71	95	24	Primarily transfer of properties from the Land and Housing Corporation.

Department of Trade and Investment, Regional Infrastructure	1,856	1,332	(524)	Reduction in mining royalties largely driven by higher exchange rates.

State Revenues — Treasury	433	362	(71)	Mainly due to delay in roll out of safety and red light cameras and improved driver behaviour resulting from increased visibility of mobile speed camera sites.

Other	1,256	1,374	118	Aggregated net minor variances.

Total Fines, Regulatory Fees and Other Revenue	3,774	3,594	(180)

TOTAL REVENUES	57,669	57,059	(610)

Budget Estimates 2011-12	C - 3

Category/Agency	Budget	Revised	Variation	Comment on Major Variations

	$m	$m	$m

EXPENSES
NSW Police Force	2,184	2,322	138	Mainly due to increases in death and disability expense following further update of actuarial assessment.
NSW Rural Assistance Authority	181	269	88	A total of $101 million of payments to be made in 2011-12 have been expensed in 2010-11 as applications for Exceptional Circumstances and Natural Disaster Relief and Recovery grants were received in late 2010-11. This was offset by an under expenditure in Exceptional Circumstances grants in 2010-11 of $13 million.
Workers Compensation (Dust Diseases Board)	89	162	73	Mainly due to an increase in outstanding future liabilities as estimated by the actuary. This is offset by an increase in revenue.
State Property Authority	285	346	61	Mainly related to headlease rentals from newly vested properties.
Department of Rural Fire Service	216	273	57	Additional expenditure related to Bushfire Hazard Mitigation initiatives and Private Mobile Radio.
Department of Transport	4,679	4,332	(347)	A budgeted payment of $350 million for the South West Rail Link was brought forward and paid in 2009-10.
Crown Finance Entity	4,808	4,590	(218)	Decrease in expenses due to lower superannuation expenses ($10 million), lower privatisation expenses ($44 million) and lower natural disaster expenses ($64 million). This is offset by higher payments to the Australian Tax Office for GST administration expenses ($27 million).
NSW Self Insurance Corporation	1,429	1,264	(165)	Reduction in outstanding workers compensation liabilities following a revision to the assumptions underlying the actuarial model ($135 million) and favourable claims experience on the public liability portfolio ($57 million) and the Home Warranty Insurance Scheme ($19 million). These reductions are partially offset by an increase in NSW Police Death and Disability costs ($49 million).
Department of Trade and Investment, Regional Infrastructure & Services	1,826	1,675	(151)	Under expenditure is mainly due to lower than expected uptake of the Energy Rebate Scheme ($45 million) and the Sustaining the Basin Farm Modernisation Project for Border Rivers-Gwydir ($9 million), carry forward of funding to future years for the Major Investment Attraction Scheme ($19 million), Regional Development Assistance program ($18 million) and Country Towns Water Supply and Sewerage Program ($25 million) and the Clean Coal Fund ($18 million), and the reclassification of recurrent expenditure to capital expenditure for the Hawkesbury Nepean River Package ($12 million).
Minister Administering the Environmental Planning and Assessment Act	122	33	(89)	Transfer of land to other government bodies accounted for as equity transfer rather than expense.
Department of Health	14,730	14,659	(71)	Mainly due to savings in employee related costs ($165 million), Depreciation ($20 million), telecommunication costs ($20 million), and other expenses ($75 million). Offset by increased costs for Electricity ($30 million), VMO costs ($35 million), grants ($70 million) and Cross border flows ($70 million).
Department of Finance and Services	1,213	1,160	(53)	The reduction is largely due to lower employee related costs due to staff vacancies.

C – 4	Budget Estimates 2011-12

Category/Agency	Budget		Revised		Variation		Comment on Major Variations

	$m		$m		$m

Department of Planning and Infrastructure		163		127		(36)	Mainly underspend on the Comprehensive Housing Supply and Priority Infrastructure Fund ($31 million). Grants were withheld from Local Government awaiting determination by the Independent Pricing and Regulatory Tribunal.
Hunter Development Corporation		51		16		(35)	Mainly change in timing of remediation works.
Department of Education and Communities		11,374		11,345		(29)	Combination of lower depreciation expense and less fee paying students with an associated reduction in course expenses.
Treasurer’s Advance		300		.		(300)	Full utilisation of Treasurer’s advance which has been included in agency data.
Other		13,246		13,222		(24)	Aggregated net minor variations.

TOTAL EXPENSES		56,896		55,795		(1,101)

BUDGET RESULT - SURPLUS/(DEFICIT)		773		1,264		491

Capital Expenditure
Roads and Traffic Authority of New South Wales		2,741		2,573		(168)	Primarily due to delays in delivery of the Hunter Expressway, Hume Highway, Pacific Highway and Great Western Highway.
Department of Education and Communities		2,044		1,915		(129)	Reduction in the Building the Education Revolution National Partnership mainly due to slower progress in contract finalisation payments by the managing contractors on projects that had been completed in accordance with planned timeframes.
Department of Health		919		816		(103)	Principally due to delayed start on Commonwealth NP capital program for sub-acute care beds due to slower than expected signing of Implementation Plans and slippage in works mainly at Liverpool and Royal Northshore hospitals.
Minister Administering the Environmental Planning and Assessment Act		137		42		(95)	Underspend on land acquisition, mainly relating to acquisitions for rail corridors.
Treasurer’s Advance		140		—		(140)	Full utilisation of Treasurer’s advance which has been included in agency data.
Other		1,836		1,701		(135)	Aggregated net minor variations.

Total Capital Expenditure		7,677		7,047		(630)

Sales of Non-Financial Assets
State Property Authority		156		—		(156)	A number of asset sales did not proceed as previously anticipated in the 2006 Economic Financial Statement.
Department of Health		74		20		(54)	Reduction in Health’s asset sales program due to non-sales which have been partially rolled over into 2011-12 and 2012-13.
Other		330		263		(67)	Aggregated net minor variations.

Total Sales of Non-Financial Assets		560		283		(277)

Budget Estimates 2011-12	C - 5

Category/Agency	Budget		Revised		Variation		Comment on Major Variations

	$m		$m		$m

Depreciation
Department of Education and Communities		535		458		(77)	Reduction in depreciation mainly due to timing changes on capital expenditure under the Building the Education Revolution and various Information Technology projects.
Roads and Traffic Authority of New South Wales		946		849		(97)	This decrease related predominantly to the depreciation of road pavements due to revised opening written down value.
Other		1,564		1,511		(53)	Aggregated net minor variations.

Total Depreciation		3,045		2,818		(227)

Change in Inventories		1		5		4	Aggregated net minor variations.

Other Movements in Non-Financial Assets
Department of Trade and Investment, Regional Infrastructure & Services		(95)		(36)		59	Mainly due to land being returned to Crown Reserve Trusts ($38 million), slower than planned settlement of Aboriginal land claims ($85 million), offset by an increase in land transferred to local councils ($65 million).
Minister Administering the Environmental Planning and Assessment Act		(89)		.		89	Transfer of land to other government bodies accounted for as equity transfer.
Roads and Traffic Authority of New South Wales		45		191		146	Mainly net gain on transfer to the RTA of council roads following implementation of the NSW Road Reclassification Review and revised estimate of the value of each of its Private Sector Provided Infrastructure assets.
Other		106		144		38	Aggregated net minor variations.

Total Other Movements in Non-Financial Assets		(33)		299		332

NET LENDING		(3,267)		(2,986)		(281)

C - 6	Budget Estimates 2011-12

Appendix D: Progress Against Fiscal Responsibility Act 2005 Targets and Principles1
Fiscal Targets

Progress Indicator	Legislative Target	Status

Medium-term

General government sector net financial liabilities (NFL)	At or below 7.5 per cent GSP by June 2010	This target was not met. The ratio of general government NFL to GSP was 12.8 per cent at June 2010. (The ratio was 12.2 per cent at June 2009).

General government sector net debt	Maintain as share of GSP at or below level at June 2005 (0.9 per cent of GSP)	This target was not met. The ratio of general government net debt to GSP was 2.3 per cent at June 2010. (The ratio was 2.1 per cent at June 2009).

Long-term

General government sector net financial liabilities	At or below 6 per cent of GSP by June 2015	This target will not be met. General government NFL are expected to be 10.8 per cent of GSP at June 2015. (They were 12.0 per cent at June 2011).

General government sector net debt	Maintain as share of GSP at or below level at June 2005	This target will not be met. The ratio of general government net debt to GSP is expected to be 2.7 per cent at June 2015. (The ratio was 1.8 per cent at June 2011).

Total state sector unfunded superannuation liabilities	Eliminated by 30 June 2030	Employer contributions being assessed periodically to ensure full funding by 2030.

While the GFC has slowed progress, the downward trend is continuing, and full funding by June 2030 is still expected.

Total state net unfunded superannuation liabilities were $33.9 billion at 30 June 2011 (7.8 per cent of GSP), and are expected to decline to $30.6 billion at 30 June 2015 (5.7 per cent of GSP).

[1]	For a review of performance over the first half-decade of the Act, refer to the Report of the Treasurer to the NSW Parliament on the Review of the Fiscal Responsibility Act 2005, which was tabled on 15 June 2011.

Budget Statement 2011-12	D - 1

Fiscal Principles

Progress Indicator	Legislative Target	Status

1. Keeping the Budget in surplus

Net operating result	Net operating result in surplus	The net operating result is expected to be in deficit in 2011-12 but to be in surplus in each of the following three years.

2. Constrained growth in net cost of services and expenses

Growth in net cost of services (NCOS) and expenses	4-year average annual growth (1) ending with the financial year prior to the Budget year; and (2)	Average annual growth of the following variables for the 4-year periods ending 2010-11 and 2014-15 respectively are:
	for the Budget year and forward estimates, not to exceed long-term average revenue growth	Total expenses • 6.2 per cent and 4.2 per cent • NCOS • (6.3 per cent and 4.7 per cent Long term average revenue growth is 5.2 per cent

3. Managing public sector employee costs

Public sector employee costs	Government policy in negotiating rates of pay and conditions to be consistent with fiscal targets	The Government has amended the Industrial Relations Act to give stronger force to government policies on public sector conditions of employment, and has issued a new regulation tightening the requirement for savings offsets for any wage increases exceeding 2.5 per cent.

4. Evaluation of capital expenditure proposals

Stability of capital project budgets	Capital expenditure proposals to be evaluated in accordance with government procurement policy requirements	Strategic and Business Case Gateway Reviews assess project planning and identify alternatives for projects over $10 million.

Gateway reviews test the soundness of a project’s procurement process, with the objective of ensuring agencies have an appropriate level of procurement discipline being applied.

50 reviews were undertaken in 2010-2011 covering 77 projects valued at $7.9 billion. Since 2004, 356 reviews have been under- taken of projects valued at nearly $40 billion.

Agency compliance with Gateway remains steady, 80 percent of the projects listed in the 2010-11 Budget Infrastructure Statement were reviewed at the mandated gates.

However, there have been major decisions made where the business case assessment has not been properly applied. These include the now-abandoned CBD Metro and the previously proposed Parramatta to Epping Rail Line.

Infrastructure NSW was established in May 2011 to improve planning and management

D - 2	Budget Statement 2011-12

Progress Indicator	Legislative Target	Status

5. Managing State finances with a view to long-term fiscal pressures

The long-term fiscal gap	Reporting the impact of the Budget on the long-term fiscal gap	Budget Paper 6 contains an updated five-yearly assessment of long term fiscal pressures which estimates the pre-Budget long-term fiscal gap at 2.8 per cent of GSP by 2050-51. Factors in this Budget potentially reduce the fiscal gap by 1.0 point from 2.8 to to 1.8 per cent of GSP, including the National Health Agreement (by 0.6 per cent), revenue measures (by 0.1 per cent), and savings and efficiency measures (by 0.3 per cent).

6. General government net worth

General government sector net worth	At least maintain in real terms	General government net worth increased by an average 2.1 per cent per annum in real terms from June 2001 to June 2011.

7. Superannuation liabilities

Unfunded super liability of GG sector and PTE sector	Manage and fund the liability to meet the long-term target, subject to periodic review	See long-term fiscal targets (page 1)

8. Total asset management

Best practice asset maintenance or management policies	Progress reporting in budget papers on measures to implement this principle	The Government uses Total Asset Management (TAM) information from the major asset-managing agencies to prioritise investments and forecast infrastructure requirements.

The share of State assets held by nominated agencies that was covered by a TAM plan was 100 per cent in 2010-11.

9. Prudent risk management

Financial risk management comprising total state sector: • net financial liabilities • contingent liabilities debt and • financial assets	Progress reporting in budget papers on measures to implement this principle	Aggregate risk is managed by Treasury, TCorp and the NSW Self Insurance Corporation. This Includes ongoing review of asset allocation and risk management policies and procedures of authorities subject to the Public Authorities (Financial Arrangements) Act 1987.

Agency and project level risk identification procedures and strategies are in place or being developed through the Financial Management Framework, the Commercial Policy Framework and Total Asset Management guidelines.

Project specific risks for privately financed infrastructure projects are also managed within the National Public Private Partnerships Policy Framework. This Framework includes a Jurisdictional Requirements Volume which refers to the NSW 2006 Working with Government Guidelines for Privately Financed Projects for NSW specific requirements and NSW specific commercial risk allocation principles.

Budget Statemate 2011-12	D - 3

Progress Indicator	Legislative Target	Status

On 24 August 2009, NSW Treasury issued the Internal Audit and Risk Management Policy. The Policy strengthens risk management in NSW Public Sector agencies by mandating adoption of enterprise risk management, independent audit committees and risk based internal audit. Treasury is currently revising the policy to align with the latest risk management international standard and address some other issues. Additional guidance for agencies on risk management is also under development.

10. Tax restraint
Impact of tax policy measures	Adjustments to legislated tax rates, thresholds and bases to be made with maximum possible restraint; policies should enable predictability and stability of tax regime	The net effect of tax changes since 26 March 2011 is to increase the NSW tax burden by around $1.4 billion cumulatively from 2011-12 to 2014-15.

D - 4	Budget Statement 2011-12

Appendix E: Tax Expenditure and Concessional Charges Statement
Tax expenditure is revenue forgone by granting more favourable tax treatment to certain individuals or groups than applies to taxpayers in general. Concessions involve providing government goods and services to certain users at a lower charge than applies to the wider community. Tax expenditures and concessions have the same fiscal impact as normal budget expenditure.
There is an element of judgement in deciding what constitutes a tax expenditure or concession, and what constitutes a structural feature of the underlying taxation or service delivery system. For example, stamp duty on property transfers is charged at different marginal rates according to the value of the property involved. This could be seen as providing a concessional rate of taxation for lower valued properties. However, in this appendix these lower marginal rates are not classified as tax expenditures. Rather, the different rates are regarded as a design feature of the duty arrangements.
Similarly, providing a good or service at lower rates to certain members of the community depending on their income is not classed as providing a concession. Rather, the different rates are classified as a design feature of the pricing arrangements. For instance, public transport is generally provided at different rates to adults and children. The children’s rate is not classified in this appendix as a concession, but is a design feature of the pricing arrangements (although children receiving an exemption from the normal children’s fare would be a concession).
There is also judgement in deciding what concessions are funded by explicit Budget payments. Concessions are included where the forgone agency revenue is supplemented from the Budget through social policy program payments. These concessions are included to make the total cost of the concession apparent, regardless of whether an intra-government transfer offsets the cost of the concession for the agency concerned.
Caution should be exercised when using these estimates. In particular, inter-jurisdictional differences in tax expenditures and concessions may result from different definitions of which elements of the tax and charging system are tax expenditures and concessions, and which elements are structural features.
The benchmark used in determining the cost of the tax expenditures and concessions is the standard tax rate or charge that applies in each instance.

Budget Statement 2011-12	E - 1

Detailed Estimates of Tax Expenditures
Transfer Duty (including “Landholder” Duty)
The benchmark tax rates for Purchaser Transfer Duty (other than for the Crown in right of New South Wales or the Commonwealth) are:
•	for transfers relating to the purchase of non-residential property, the benchmark tax rate is defined against marginal tax rates varying from 1.25 to 5.5 per cent; and

•	for transfers relating to the purchase of residential property, the benchmark tax rate is defined against marginal rates varying from 1.25 to 7 per cent.
From 1 July 2012 transfer duty on non-land business assets will be abolished.

	2009-10	2010-11	2011-12
Major Tax Expenditures[1]	$m	$m	$m

Business

Corporate reconstructions An exemption is granted, provided certain qualifying criteria are satisfied.	166	484	291

Charitable organisations

An exemption is granted where the property is to be used for approved charitable purposes.	35	36	35

Government

Councils and County Councils The transfer of property to a council or county council is exempt under the Local Government Act 1993.	3	5	5

Individuals

First Home Plus/First Home Plus One From 1 January 2012, First Home Plus will be targeted at first home buyers who buy a newly constructed home valued up to $600,000.	458	327	200

Transfers of matrimonial property consequent upon divorce An exemption is granted under the Family Law Act 1975 (Cth) or partnership property under the Property (Relationships) Act 1984.	100	124	125

[1]	For reference purposes, where “n.a.” appears in tables this means a tax expenditure estimated to cost more than $1 million but not able to be costed due to the lack of available data. Where the table includes an ellipsis (...) this means the tax expenditure has a zero value in that year.

E - 2	Budget Statement 2011-12

	2009-10	2010-11	2011-12
Major Tax Expenditures[1]	$m	$m	$m

Home Builders Bonus Transfer Duty Concession Provides an exemption to newly constructed dwellings up to $600,000 purchased ‘off the plan’ and a 25 per cent concession if construction has commenced, until 30 June 2012.	—	146	60

Transfer of residences between spouses or de facto partners An exemption is granted, subject to the property being their principle place of residence and the property jointly held after transfer.	34	40	41

Housing Construction Acceleration Plan Provides a concession of 50 per cent for newly constructed properties up to $600,000 until 30 June 2010.	32	22	6

Transfer of property from companies and trusts to individuals An exemption is granted for transfer of a principal place of residence from a corporation or a special trust to certain individuals, or the transfer of any land owned by a special trust since 11 September 1990 to certain persons.	1	—	1

‘Off the plan’ purchases Duty may be deferred until completion of the sale or 12 months after the contract.	n.a.	n.a.	n.a

Transfer of property of deceased to persons entitled to the property in the estate	n.a.	n.a.	n.a

Concession on the transfer of property in connection with persons changing superannuation funds	n.a.	n.a.	n.a

Transfer of property from owner to their self managed superannuation fund	n.a	n.a	n.a

Other

Other Legislation An exemption is granted for certain transfers of dutiable property contained in other legislation.	4	19	10

Nominal duty payable on the transfer of properties as a result of a change in trustees	n.a.	n.a.	n.a

Pensioners/concession cardholders/disadvantaged

Over 55s Transfer Duty Concession Provides an exemption for newly constructed dwellings up to $600,000 for those over 55. Up til 30 June 2011, anyone aged 65 or over was eligible.

From 1 July 2011, the eligibility for this exemption was widened to include anyone aged 55 years or older.	—	5	20

Budget Statement 2011-12	E - 3

	2009-10	2010-11	2011-12
Major Tax Expenditures[1]	$m	$m	$m

Rural

Intergenerational rural transfers An exemption is granted for transfers of rural land used for primary production between generations, and between siblings, to facilitate young family members taking over the family farms.	13	10	9

Minor Tax Expenditures (< $1 million)
•	A person who has sold their property to a local government council because the home was built on flood-prone land, and has since purchased another home may pay purchaser transfer duty by instalment, over a five-year period.

•	Certain instruments relating to superannuation are subject to nominal duty.

•	A credit of purchaser transfer duty previously paid is applied to amalgamations of certain Western Lands leases.
The following are exempt from transfer duty:
•	transfers of legal title to poker machine permits where there is no change in beneficial ownership

•	Equity Release Scheme — approved equity release schemes for aged home owners

•	certain purchases of manufactured relocatable homes (caravans)

•	transfers of property in a statutory trust as a result of an order under Section 66G of the Conveyancing Act 1919

•	the vesting of common property in a body corporate on the registration of a strata plan or strata plan of subdivision under the Strata Schemes (Freehold Development) Act 1973 or the Strata Schemes (Leasehold Development) Act 1986

•	call option assignments, subject to certain conditions

•	certain transfers to incorporated legal practices or incorporated pharmacy practices

•	transfer of a liquor licence in certain circumstances under the Liquor Act 2008

•	transfer of property related to allocating funds for water saving projects

•	duty concession for an acquisition of an interest in a landholder for the purpose of securing financial accommodation

•	concession for buy-back arrangements related to unit trust schemes that meet certain criteria

•	a principal place of residence by tenants of the Housing NSW, the Community Housing Program administered by the Housing NSW and the Aboriginal Housing Office

•	transfers back to a former bankrupt by trustee of his or her estate

E - 4	Budget Statement 2011-12

•	transfers by way of mortgage or discharge of mortgage of old system titled properties

•	transfers where public hospitals are the liable party

•	transfers of properties gifted to a special disability trust

•	instruments executed by or on behalf of a council or county council under the Local Government Act 1993, not connected with a trading undertaking

•	transfers executed for the purpose of amalgamation of clubs under the Registered Clubs Act 1976

•	instruments executed by or on behalf of agencies within the meaning of the Convention on the Privileges and Immunities of the Specialised Agencies approved by the General Assembly of the United Nations in 1947

•	transfers between associations of employees or employers registered under the Workplace Relations Act 1996 (Cth) for the purpose of amalgamation

•	transfer of property to the NSW Aboriginal Land Council, Regional Aboriginal Land Council, or Local Aboriginal Land Council

•	transfers of property between licensed insurers, and between the WorkCover Authority and licensed insurers, under the Workers Compensation Act 1987.
General Insurance Duty
The benchmark is defined as all premiums for general insurance policies, except insurance covering property of the Crown in right of New South Wales. The benchmark tax rate is 9 per cent of premium paid.

	2009-10	2010-11	2011-12
Major Tax Expenditures	$m	$m	$m

Business

Exemption for WorkCover premiums	257	269	280

Marine and cargo insurance Exemption for marine insurance covering hulls of commercial ships and the cargo carried by land, sea or by air.	10	11	11

Government

Exemption for non-commercial ventures of local councils	n.a.	n.a.	n.a

Budget Statement 2011-12	E - 5

	2009-10	2010-11	2011-12
Major Tax Expenditures	$m	$m	$m

Individuals

Concessional rates for Types B and C general insurance, as identified in Section 233 of the Duties Act A concessional rate of 5 per cent applies to certain categories of general insurance, including motor vehicle (excluding compulsory third party), aviation, disability income, occupational indemnity and hospital and ancillary health benefits (where not covered by private health insurer). Crop and livestock insurance is taxed at a concessional rate of 2.5 per cent.	235	249	258

Compulsory third party motor vehicle insurance Exemption for third party motor vehicle personal injury insurance (green slip), as per the Motor Accidents Act 1988 and the Motor Accidents Compensation Act 1999.	145	158	167

Exemption for medical benefits insurance	n.a.	n.a.	n.a

Minor Tax Expenditures (< $1 million)
The following are exempt:
•	insurance by non-profit charities, benevolent, philanthropic, patriotic organisations and societies or institutions whose resources are used wholly or predominantly for the relief of poverty, the promotion of education, any purpose directly or indirectly connected with defence or the amelioration of the condition of past or present members of the naval, military or air forces of the Commonwealth or their dependants; or any other patriotic object

•	insurance by the NSW Aboriginal Land Council, Regional Aboriginal Land Council and Local Aboriginal Land Council

•	insurance covering mortgages or pools of mortgages acquired for issuing mortgage backed securities

•	separate policies covering loss by fire of tools, implements of work or labour used by any working mechanic, artificer, handcrafter or labourer

•	redundancy insurance in respect of a housing loan that does not exceed $124,000

•	reinsurance.

E - 6	Budget Statement 2011-12

Life Insurance Duty
The benchmark is defined as all products (or part thereof) where the sum assured offered by life insurance companies provides for a payment in the event of death or injury from natural causes of the person insured or upon survival to a specified age. The benchmark tax rate is $1 on the first $2,000 and 20 cents for every $200 in excess of this amount.

	2009-10	2010-11	2011-12
Major Tax Expenditures	$m	$m	$m

Individuals

Superannuation An exemption is granted to all group superannuation investment policies that are for the benefit of more than one member.	135	154	163

Annuities An exemption is granted to annuities.	19	20	22

Mortgage Duty
Mortgage duty on advances made for owner occupied housing was abolished from 1 September 2007 and mortgage duty on advances made for investment housing was abolished from 1 July 2008.
Mortgage duty on all other advances will be abolished from 1 July 2012.

	2009-10	2010-11	2011-12
Major Tax Expenditures	$m	$m	$m

Business

Refinanced loans where the borrower and the security for the loan remain the same A mortgage that secures the amount of the balance outstanding for the same borrower and on the same property as under an earlier mortgage is exempt to a limit of $1 million. Any additional amount above the lesser of the previously secured amount or $1 million is liable for duty.	86	143	130

Mortgage-backed securities An exemption is granted for financial institutions using pooled mortgages from their lending assets as security for borrowing funds.	n.a.	n.a.	n.a

Budget Statement 2011-12	E - 7

	2009-10	2010-11	2011-12
Major Tax Expenditures	$m	$m	$m

Fund raisings by finance companies through debenture issues
An exemption is granted to companies whose sole or principal business is to provide finance to the public. Debentures issued, trust deeds and mortgages executed by “financial corporations” as defined in the legislation are not liable to duty. However, the trust deed is stamped as a Declaration of a Trust.
	n.a.	n.a.	n.a

Loan-backed securities An exemption is granted to securities issued backed by cash flow from loans (secured and unsecured).	n.a.	n.a.	n.a

Consumer credit contracts up to $35,000	n.a.	n.a.	n.a

Instruments creating, issuing or marketing mortgage-backed securities	n.a.	n.a.	n.a

Minor Tax Expenditures (< $1 million)
The following are exempt:
•	duty is not charged on additional loans secured under a mortgage if the additional loans do not exceed $10,000 in any 12 month period, excluding the 12 month period that follows the making of the initial loan

•	mortgages created solely for the purpose of providing security in accordance with a condition imposed on the grant of bail in criminal proceedings

•	a mortgage of any ship or vessel, or of any part, interest, share or property of or in any ship or vessel

•	any mortgage made or given to the WorkCover Authority

•	mortgages given by a council or county council under the Local Government Act 1993

•	mortgages given by institutions for the relief of poverty and promotion of education

•	mortgages given by institutions of charitable or benevolent nature, or for the promotion of the interests of Aborigines

•	mortgages given by the NSW Aboriginal Land Council, Regional Aboriginal Land Council and Local Aboriginal Land Council

•	offshore banking units (as defined in the Income Tax Assessment Act 1936 (Cth)) where a loan is executed for offshore parties

•	mortgages by public hospitals

•	an agricultural goods mortgage under the Security Interests in Goods Act 2005

E - 8	Budget Statement 2011-12

•	a mortgage that secures an amount advanced by an employer or a related body corporate of an employer to an employee of the employer, to finance a purchase by the employee of shares in the employer, or a related body corporate of the employer, if the amount advanced (and the total of all advances that the mortgage secures) does not exceed $16,000

•	agencies within the meaning of the Convention on the Privileges and Immunities of the Specialised Agencies approved by the General Assembly of the United Nations in 1947

•	mortgages by clearing houses of the Sydney Futures Exchange and Australian Options Market that do not secure an advance

•	a document that becomes a mortgage if the mortgage is executed for the purposes of certain money market operations

•	a charge over land that is created under an agreement for the sale or transfer of the land if any part of the deposit or balance of the purchase price for the land is paid to the vendor (or as the vendor directs) before completion of the sale or transfer

•	an advance to a natural person or a strata corporation for the acquisition of farm machinery or a commercial vehicle that is secured by the mortgage.
Marketable Securities Duty
The benchmark is defined as the turnover (sale price x quantity traded) of shares, units, derivatives and interests that are not quoted on the Australian Stock Exchange or a recognised stock exchange. The benchmark tax rate is 60 cents per $100 or part thereof, with the purchaser paying the duty.
From 1 July 2012, unquoted marketable securities will be abolished.

	2009-10	2010-11	2011-12
Major Tax Expenditures	$m	$m	$m

Business

Corporate reconstructions An exemption is granted, provided certain qualifying criteria are satisfied.	108	97	105

Minor Tax Expenditures (< $1 million)
•	Nominal duty is charged on the transfer of unquoted marketable securities between the beneficial owner and the trustee or nominee of the beneficial owner. Concessional duty is charged on the transfer of unquoted marketable securities in connection with persons changing superannuation funds.

Budget Statement 2011-12	E - 9

The following transfers are exempt:
•	transfers of units in a unit trust where the purpose is to give effect to a merger or takeover of qualifying unit trusts

•	share buy-backs by NSW companies

•	mining companies whose operations relate solely to New South Wales if the consideration for the transfer or agreement is not less than the unencumbered value of the marketable securities

•	transfers to parties outside a marriage where the transfer is pursuant to an order of the Family Court of Australia

•	transfers made to give effect to a scheme that would qualify for rollover under subdivision 124-Q of the Income Tax Assessment Act 1997.
Motor Vehicle Stamp Duty
The benchmark taxable activity is defined as the purchase of a new vehicle or the subsequent transfer of the vehicle. The benchmark tax rate is $3 per $100 or part thereof for passenger vehicles valued up to $45,000. For vehicles valued over this amount, the benchmark is $1,350 plus $5 per $100 above the $45,000 threshold.

	2009-10	2010-11	2011-12
Major Tax Expenditures	$m	$m	$m

Business

New demonstrator motor vehicle An exemption is granted to a licensed motor dealer or wholesaler under the Motor Dealers Act 1974.	47	55	57

Individuals

Caravans and Camper Trailers	15	18	19

Transfer of ownership of a deceased registered owner An exemption is granted for the transfer of registration to a nominated legal personal representative or the person beneficially entitled to the vehicle in the estate.	7	7	7

Transfer of ownership after divorce or a breakdown of a de facto relationship An exemption is granted for the transfer of registration into the name of one of the parties to a divorce or separation in a de facto relationship.	2	2	3

E - 10	Budget Statement 2011-12

	2009-10	2010-11	2011-12
Major Tax Expenditures	$m	$m	$m

Government

Local councils An exemption is granted for the transfer of registration into the name of a local council, not being for a trading undertaking.	10	11	11

Pensioners/concession cardholders/disadvantaged

Vehicles purchased by war veterans and impaired members of the Defence Force An exemption is granted to war veterans in receipt of a totally and permanently incapacitated (TPI) pension, veterans in receipt of an extreme disablement adjustment pension, an intermediate service pension or 70 per cent or higher of the disability pension from the Department of Veterans’ Affairs. Current or former members of the Defence Force, adjudged as being impaired and eligible, or in receipt compensation or special rate disability pension are also eligible.	2	2	2

Minor Tax Expenditures (< $1 million)
The following are exempt:
•	all vehicles registered by non-profit charitable, benevolent, philanthropic or patriotic organisations

•	transfer of vehicles as part of a corporate reconstruction, provided certain qualifying criteria are satisfied

•	vehicles specially constructed for ambulance or mine rescue work

•	vehicles weighing less than 250 kg used for transporting invalids

•	vehicles registered by a Livestock Health and Pest Authority (established under the Rural Lands Protection Act 1998)

•	vehicles registered by NSW Aboriginal Land Council, Regional Aboriginal Land Council and Local Aboriginal Land Council

•	a duty concession applies to vehicles modified for use by disabled persons

•	if the motor vehicle is to be registered conditionally under Road Transport (Vehicle Registration) Act 1997.

Budget Statement 2011-12	E - 11

Payroll Tax
From 1 July 2011 to 30 June 2012, the payroll tax benchmark is defined as aggregate annual gross remuneration paid by a single or group taxpayer in excess of a threshold of $678,000. The benchmark tax rate, effective from 1 January 2011 is 5.45 per cent.

	2009-10	2010-11	2011-12
Major Tax Expenditures	$m	$m	$m

Business

Apprentices All not-for-profit group training apprentice schemes are fully exempt. All other employers employing apprentices will be eligible for a full rebate of tax on apprentice wages.	51	50	52

Trainees All not-for-profit group training traineeship schemes are fully exempt. All other employers employing trainees will be eligible for a full rebate of tax on trainee wages.	34	33	35

Private hospitals and nursing homes An exemption is granted for wages paid to a person engaged exclusively in work of a kind ordinarily performed in connection with the conduct of these organisations.	16	16	17

Maternity Leave An exemption is granted for maternity leave payments for a period of up to 14 weeks.	11	11	11

Redundancy payments Bona fide redundancy or approved early retirement scheme payments are exempt.	7	7	7

Charitable organisations

Charitable institutions An exemption is granted for wages paid by a non-profit organisation (other than an instrumentality of the State) whose sole or dominant purpose is charitable, benevolent, philanthropic or patriotic, to an employee engaged exclusively in work of a kind ordinarily performed in connection with these institutions.	79	81	85

E - 12	Budget Statement 2011-12

	2009-10	2010-11	2011-12
Major Tax Expenditures	$m	$m	$m

Government

Public hospitals, Local Health Districts (formerly Area Health Services) and Ambulance Service of NSW An exemption is granted for wages paid to a person engaged exclusively in work of a kind ordinarily performed in connection with the conduct of these organisations.	499	513	535

Local councils An exemption is granted to a council or county council, including a wholly owned subsidiary of a council and public markets, except where wages are paid in connection with a number of trading undertakings: such as the supply of electricity or gas, water, sewerage services, parking station, hostel or coal mine. A full list of trading undertakings is outlined in the Payroll Tax Act 2007.	192	198	206

Schools and colleges An exemption is granted to a school or college (other than a technical school or a technical college), that is not carried on by or on behalf of the State of New South Wales, is not for profit and which provides education at or below, but not above, the secondary level of education.	162	163	171

Home Care Service An exemption is granted to employees of the Home Care Service.	9	9	10

Religious institutions

Religious institutions An exemption is granted for wages paid to a person while engaged exclusively in work of a kind ordinarily performed in connection with these institutions.	42	43	45

Minor Tax Expenditures (< $1 million)
The following are exempt:
•	wages paid to an employee who is on leave from employment by reason of service in the Defence Forces

•	wages paid to persons employed under the Community Development Employment Project administered by Aboriginal and Torres Strait Islander Corporations

•	wages paid by the Australian-American Fulbright Commission

•	wages paid by the Commonwealth War Graves Commission

Budget Statement 2011-12	E - 13

•	wages paid to members of the official staff by a consular or other non-diplomatic representative of another country or by a Trade Commissioner representing in Australia any other part of the Commonwealth of Nations

•	wages paid for a joint government enterprise that has the function of allocating funds for water saving projects

•	wages paid by the Governor of a State

•	wages paid to employees while the employees are providing volunteer assistance to the State Emergency Services or Rural Fire Brigades (but not in respect of wages paid or payable as recreation leave, annual leave, long service leave or sick leave)

•	an exemption is provided for adoption leave payments for a period of up to 14 weeks

•	an exemption is provided for paternity leave payments for a period of up to 14 weeks.
Land Tax
The benchmark tax base is defined as the average of the last three years unimproved land value of all land owned, as at 31 December of the previous year, that is above the indexed threshold for that year (as defined in the Land Tax Management Act 1956). The primary exceptions to this are land used for owner-occupied residences, and land owned by the Commonwealth or NSW Governments.
The benchmark tax rate for the 2011 land tax year is $100 plus 1.6 per cent of the land value between the thresholds of $387,000 and $2,366,000, and 2 per cent thereafter.

	2009-10	2010-11	2011-12
Major Tax Expenditures	$m	$m	$m

Business

Racing clubs An exemption is granted for land owned by or held in trust for any club for promoting or controlling horse racing, trotting or greyhound racing which is used primarily for the purposes of the meetings of the above.	8	8	8

Employer and employee organisations An exemption is granted for land owned by or held in trust for employer and employee organisations for that part that is not used for a commercial activity open to members of the public.	3	3	3

Co-operatives An exemption is granted for land owned by a co-operative under the Co-operatives Act 1992 (NSW) which has any of the objectives listed in Section 7 of that Act.	9	9	9

E - 14	Budget Statement 2011-12

	2009-10	2010-11	2011-12
Major Tax Expenditures	$m	$m	$m

Child care centres and schools An exemption is granted for land used as a residential child care centre licensed under the Children and Young Persons (Care and Protection) Act 1998 or a school registered under the Education Act 1990.	4	4	4

Charitable organisations

Friendly societies An exemption is granted for any society registered under the Friendly Societies (NSW) Code.	n.a.	n.a.	n.a

Non-profit societies, clubs and associations An exemption is granted for a building (or part thereof) occupied by a society, club or association and not carried on for pecuniary profit of members.	n.a.	n.a.	n.a

Charitable and educational institutions
An exemption is granted for land owned by or in a trust for a charitable or educational institution if the institution is carried on solely for charitable or educational purposes and not for pecuniary profit of members.
	n.a.	n.a.	n.a

Government

Public cemeteries and crematoriums An exemption is granted for any land used as a public cemetery or crematorium.	14	14	15

Public and private hospitals and Local Health Districts An exemption is granted for land used by a public hospital (including nursing homes) or Local Health District.	18	18	19

Land owned and used by a local council	n.a.	n.a.	n.a

Public authorities representing the Crown	n.a.	n.a.	n.a

NSW Aboriginal Land Councils, Regional Aboriginal Land Councils and Local Aboriginal Land Councils	n.a.	n.a.	n.a

Land leased for use as a fire brigade, ambulance or mines rescue station	n.a.	n.a.	n.a

Individuals

Early payment discount A discount of 1.5 per cent on land tax payable is available where the taxpayer pays the whole amount within 30 days after issue of the notice of assessment.	20	18	19

Budget Statement 2011-12	E - 15

	2009-10	2010-11	2011-12
Major Tax Expenditures	$m	$m	$m

Other

Public gardens, recreation grounds and reserves An exemption is provided for land used as a public garden, public recreation ground or public reserve.	n.a.	n.a.	n.a

Sporting clubs
An exemption is provided for land owned by or in a trust for any club or body of persons where the land is used primarily for the purpose of a game or sport and not used for pecuniary profit of the members of that club or body.
	n.a.	n.a.	n.a

Sydney Light Rail An exemption is provided in respect of the land occupied by the Sydney Light Railway.	n.a.	n.a.	n.a

Pensioners/concession cardholders/disadvantaged

Retirement villages An exemption is granted for land used as retirement villages, and residential parks predominantly occupied by retired persons.	100	103	106

Boarding houses for low-income persons An exemption is granted for land used for boarding houses in which meet the rent charged is less than the amount prescribed by the guidelines.	7	7	7

Religious institutions

Religious societies An exemption is provided for land owned by or in trust for a religious society if the society is carried on solely for religious, charitable or educational purposes.	13	13	13

Place of worship or residence An exemption is provided for a place of worship for a religious society, or a place of residence for any clergy or ministers or order of a religious society.	n.a.	n.a.	n.a

Rural

Land used for primary production An exemption is granted for any land where the dominant use is for primary production purposes. In urban zones this is limited to land used for primary production for the purpose of profit on a continuous or repetitive basis. This excludes some land such as hobby farms.	396	408	420

E - 16	Budget Statement 2011-12

	2009-10	2010-11	2011-12
Major Tax Expenditures	$m	$m	$m

Agricultural showgrounds
An exemption is granted for land used and occupied for the purpose of holding agricultural shows, or shows of a like nature and owned by, or held in trust for, a society which is established for the purpose of holding such shows not for the pecuniary profit of its members and primarily uses its funds for the holding of such shows.
	n.a.	n.a.	n.a

Minor Tax Expenditures (< $1 million)
•	Concession for unoccupied flood liable land.
The following are exempt:
•	low cost accommodation within 5 km of Sydney GPO

•	Primary Products Marketing Boards, Livestock Health and Pest Authorities and Agricultural Industry Service committees

•	temporary absences from a home, including circumstances where a home has been destroyed due to fire, storm, earthquake, accidental or malicious damage

•	community land development

•	land subject to a conservation agreement under the National Parks and Wildlife Act 1974 or a trust registered under the Nature Conservation Trust Act 2001, being in either case an agreement that remains in force in perpetuity

•	land owned, held in trust or leased by the Nature Conservation Trust of NSW, or land subject to a permanent conservation or trust agreement

•	land that is the subject of a biobanking agreement

•	land owned by a joint government enterprise that has the function of allocating funds for water saving projects

•	land used solely as a police station

•	land owned by RSL (NSW Branch), being Anzac House

•	principle place of residence of a person with a disability, in a Special Disability Trust.

Budget Statement 2011-12	E - 17

Vehicle Weight Tax
The benchmark is defined as all vehicles intended for on-road use, with the exception of Commonwealth Government vehicles which, for constitutional reasons, do not form part of the tax base. The benchmark tax rate is as defined in the Motor Vehicles Taxation Act 1988 (NSW) for private and business vehicles.

	2009-10	2010-11	2011-12
Major Tax Expenditures	$m	$m	$m

Business

General purpose plant Concessions are provided for machines that cannot carry any load other than tools and accessories necessary for the operation of the vehicle.	20	22	23

Government

Roadwork equipment — including local government An exemption is granted to any motor vehicle or plough, bulldozer, mechanical scoop or shovel, road grader, road roller or similar machinery that is owned by a local council within the meaning of the Local Government Act 1993 and which is used for the purposes of road construction, road maintenance, road repair, removal of garbage or night soil, bush fire fighting, civil defence work or to any roller, lawn mower or similar machinery used solely or principally for the rolling or maintenance of tennis courts, cricket pitches, lawns or pathways.	5	6	6

Federal government departments Any vehicle that is leased to a Commonwealth Authority as provided under Section 16, Part 3, (2) (d) of Commonwealth Vehicles (Registration and Exemption from Taxation) Act 1997 (Cth).	1	2	2

Concessions provided under Part 4, section 16 and 17 of the Motor Vehicle Taxation Act 1988 (NSW)	1	1	1

Pensioners/concession cardholders/disadvantaged

Selected social security recipients An exemption is granted for any motor vehicle owned by holders of pensioner concession cards, Department of Veteran Affairs (DVA) Totally and Permanently Incapacitated cards and DVA Gold War Widow’s cards. Those pensioners must use the vehicle substantially for non-business purposes.	177	203	215

E - 18	Budget Statement 2011-12

	2009-10	2010-11	2011-12
Major Tax Expenditures	$m	$m	$m

Rural

Primary producers Primary producer concessions include, for motor vehicles not greater than 4.5 tonnes of gross vehicle mass, private rates rather than business rates for cars and station wagons and 55 per cent of business rates for trucks, tractors and trailers.	22	23	25

Minor Tax Expenditures (< $1 million)
•	A concessional rate of 55 per cent of business rates (or 30 per cent if outside the Sydney metropolitan area, Newcastle or Wollongong districts) is applied to any motor vehicle that is used solely or principally as a tow truck with a crane and hook

•	A concessional rate of 88 per cent is provided for mobile cranes used for private use

•	A concessional rate of tax is applied to any motor vehicle that is owned by a Livestock Health and Pest Authority and is used solely for carrying out the functions of the board

•	A concessional rebate of $100 from vehicle registration is given to all apprentices registered with the NSW Department of Education and Communities

•	A concessional rebate is given to small business owners on the cost of vehicle registration for every new apprentice hired from 1 July 2007. The first year rebate is the vehicle’s registration fee and weight tax. For the second and third years of the same apprentice’s employment, the rebate covers the vehicle’s registration fee.
The following are exempt:
•	any motor vehicle that is used principally as an ambulance except government owned

•	motor vehicles used by the State Emergency Service except government owned

•	any motor vehicle on which a trader’s plate is being used in accordance with the Road Transport (Vehicle Registration) Act 1997 (NSW) or the regulations under that Act

•	any motor vehicle that is owned by Aboriginal Land Councils

•	motor vehicles in the name of Consular Employees and Trade Missions.

Budget Statement 2011-12	E - 19

Drivers’ Licences
The benchmark tax rates in 2010-11 were $48 for a one-year licence, $115 for a three-year licence and $153 for a five-year licence. The trend reflects the renewal cycle of five-year licences.

	2009-10	2010-11	2011-12
Major Tax Expenditures	$m	$m	$m

Pensioners/concession cardholders/disadvantaged

Selected social security recipients[2] An exemption is granted to any licence holder who also holds a pensioner concession card, Department of Veterans’ Affairs (DVA) Totally and Permanently Incapacitated card, or DVA Gold War Widows Card and who can provide evidence that their income is below a certain level or can provide a DVA letter regarding their disability rate. The vehicle owned by the licence holder must be used substantially for social or domestic purposes.	55	38	40

Motor Vehicle Registration Fees
The benchmark is defined to be all vehicles intended for on-road use. The benchmark tax rate in 2010-11 is $56 for most motor vehicles, $244 for trucks with a mass of 5 tonnes or more and $364 for articulated trucks.

	2009-10	2010-11	2011-12
Major Tax Expenditures	$m	$m	$m

Pensioners/concession cardholders/disadvantaged

Selected Social Security Recipients Holders of pensioner concession cards, Department of Veterans’ Affairs (DVA) Totally and Permanently Incapacitated Cards, and DVA Gold War Widows Cards (based on income or based on disability pension rate) are exempt.	41	43	45

Minor Tax Expenditures (< $1 million)
•	Exemption for Mobile Disability Conveyance.

[2]	Profile of estimates is due to the renewal pattern of three and five year driver’s licences.

E - 20	Budget Statement 2011-12

Gambling and Betting Taxes
The benchmark for gaming machines in hotels and registered clubs is defined to be the rates of taxation applying to hotels, which vary from 5.1 per cent to 47.3 per cent (annual rates from 1 July 2009) or 0.0 per cent to 50.0 per cent (annual rates from 1 July 2010) depending on the level of annual profits from gaming machines.
The benchmark for totalisators is a tax rate of 19.11 per cent of player loss.

	2009-10	2010-11	2011-12
Major Tax Expenditures	$m	$m	$m

Gambling clubs

Club gaming machines Poker machines installed in clubs registered under the Registered Clubs Act 1976 are taxed at lower rates than poker machines installed in hotels.	579	654	770

Minor Tax Expenditures (< $1 million)
•	A full rebate of tax is provided to racing clubs operating non-TAB Ltd pools.
Parking Space Levy
The benchmark is defined as off-street parking spaces in either Category one areas (City of Sydney, North Sydney and Milsons Point business districts) or Category two areas (Chatswood, Parramatta, St Leonards and Bondi Junction business areas).
For 2011-12 the benchmark parking space levy is $2,100 per space in Category one areas and $740 per space in Category two areas. The benchmark rates are indexed annually to movements in the Sydney CPI over the year to the previous March quarter.

Budget Statement 2011-12	E - 21

	2009-10	2010-11	2011-12
Major Tax Expenditures	$m	$m	$m

Business

General exemptions and concessions in all regions
An exemption is granted to certain parking spaces in Category 1 and 2 areas, as identified in Section 7 of the Parking Space Levy Regulation 2009. Broadly, the exemption captures parking spaces intended for any of the following; bicycles and motor cycles, residents of same or adjoining premises, use under the mobility parking scheme, loading and unloading of goods or passengers, cranes and other plant, overnight parking of emergency service vehicles, private vehicles parked on land owned by councils, religious organisations or bodies, charities or benevolent institutions, persons providing services on a casual basis, unused casual parking or unleased tenant parking.
	37	39	41

Exempt parking spaces in Chatswood, Parramatta, St Leonards and Bondi Junction An exemption is granted to parking spaces for customers attached to retail outlets, hotels, motels, clubs, restaurants, medical centres, car hire and sales, repair and wash establishments and funeral parlours.	9	9	10

Detailed Estimates of Concessions
Details of concessions by function are shown below. Each concession is classified by type and a distinction is drawn between major concessions ($1 million or more) and minor concessions (less than $1 million).

	2009-10	2010-11	2011-12
Education	$m	$m	$m

Students/young people

School Student Transport Scheme The School Student Transport Scheme provides subsidised travel to and from school for eligible students on government and private bus, rail, and ferry services, long distance coaches and in private vehicles where no public transport services exist.	530	538	550

TAFE fee concession Fee exemptions are available to ATSI students and for students enrolling in Special Access courses. Students with a disability (or in receipt of a disability pension) are exempted from one course fee and pay a concession fee per subsequent course enrolment in the same year. Students in receipt of a Commonwealth benefit or allowance pay a concession fee per course per year. Fees for apprentices and trainees are capped according to eligibility for a Commonwealth rebate.	70	74	76

E - 22	Budget Statement 2011-12

Minor Concessions (< $1 million)
•	The Department of Trade and Investment, Regional Infrastructure and Services sells certain publications to schools and libraries at a lower than retail value.

	2009-10	2010-11	2011-12
Health	$m	$m	$m

Pensioners/concession card holders/disadvantaged

Ambulance service for pensioners Free transport by ambulance is provided for holders of pensioner health benefit cards.	170	172	178

Outpatient Pharmaceutical Scheme for pensioners Free or discounted pharmaceuticals are provided for holders of pensioner health benefit cards.	11	11	12

Life Support and Medical Energy Rebates Scheme The Department of Trade and Investment, Regional Infrastructure and Services funds a rebate for energy costs for eligible recipients and costs associated with certain life support systems.	3	4	5

	2009-10	2010-11	2011-12
Social Security and Welfare	$m	$m	$m

Charitable organisations

Charitable goods transport subsidy Charitable goods transport subsidy provides reimbursement to 18 charitable organisations for the cost of transporting miscellaneous goods such as donated medicines, trauma teddies, non-perishable food, disability aids, linen, blankets and recycled clothing.	3	3	2

Pensioners/concession card holders/disadvantaged

Public transport concessions Pensioners, seniors, welfare beneficiaries and students travel for less than full fare on bus, rail, taxi and ferry services (excluding School Student Transport Scheme).	431	432	438

Home and Community Care (HACC) — Transport Component The HACC program provides community care services to frail aged and younger people with disabilities, and their carers. This component of the HACC program is the transport component provided by community transport providers and administered by the Department of Transport.	44	48	43

Budget Statement 2011-12	E - 23

	2009-10	2010-11	2011-12
Social Security and Welfare	$m	$m	$m

Community Transport Program Subsidises transport to people that have little or no access to conventional transport due to physical conditions, significant social disadvantage or geographic isolation.	4	4	5

Community interpreting and translation service The Community Relations Commission funds translation and interpreting services in criminal and family courts for holders of Pensioner Concession Cards.	4	4	5

Spectacles program Free spectacles are provided to people with visual impairment who have low income and assets.	5	6	4

	2009-10	2010-11	2011-12
Housing and Associated Amenities	$m	$m	$m

Charitable organisations

Crown Land rent concessions Rebates from market rent may be granted in certain circumstances where tenure holders are eligible for concessions (eg eligible pensioners, charitable or non-profit community service, sporting or recreational organisations).	22	21	21

Exempt properties water rate concession
The Department of Finance and Services (the concession was previously administered by the Department of Environment, Climate Change and Water) funds a partial discount on Sydney Water Corporation and Hunter Water Corporation charges to owners of properties used by non-profitable community services and amenities (principally metropolitan councils, religious bodies and charities):

• Sydney Water Corporation	11	13	15

• Hunter Water Corporation	2	2	2

Individuals

Backlog sewerage connection fee concession The Department of Finance and Services (the concession was previously administered by the Department of Environment, Climate Change and Water) funds Sydney Water Corporation to connect selected un-sewered areas to the sewerage network, based on public health and environmental priorities.	16	5	2

E - 24	Budget Statement 2011-12

	2009-10	2010-11	2011-12
Housing and Associated Amenities	$m	$m	$m

Pensioners/concession card holders/disadvantaged

Local council rates concession Local council rates are reduced for holders of Pensioner Concession Cards.	77	74	76

Pensioner water rate concession
The Department of Finance and Services (the concession was previously administered by the Department of Environment, Climate Change and Water) funds Sydney Water Corporation and Hunter Water Corporation to provide Pensioner Concession Card holders a rebate for their water and sewerage charges.

• Sydney Water pensioners receive a 100 per cent discount on the fixed water service charge, 83 per cent discount on the sewerage charge and 50 per cent discount on the stormwater service charge.	110	121	132

• Hunter Water pensioners receive a rebate of up to $239 per annum, which will increase to approximately $250 per annum in 2012-13. The Environmental Improvement Charge is also waived.	10	10	11

Low Income Household Rebate The Department of Trade and Investment, Regional Infrastructure and Services funds an energy rebate for holders of eligible Pensioner Concession and Health Care Cards. From 2011-12 eligible customers will receive a rebate of $200 per annum on their energy bills.	87	104	152

Energy Accounts Payment Assistance Scheme The Department of Trade and Investment, Regional Infrastructure and Services provides financial assistance (including gas and electricity) for consumers in financial hardship.	11	14	14

Minor Concessions (< $1 million)
•	The Department of Finance and Services (the concession was previously administered by the Department of Environment, Climate Change and Water) funds a discount on Sydney Water Corporation’s septic pump-out fees to residences in the Blue Mountains that are residential-zoned and not connected to the sewerage network.

•	Sydney Water Corporation provides concessions through hardship and low income schemes for customers in financial hardship.

•	The Department of Trade and Investment, Regional Infrastructure and Services provides a reimbursement to Country Energy for delivering pensioner rebates to Broken Hill eligible pensioners.

Budget Statement 2011-12	E - 25

	2009-10	2010-11	2011-12
Recreation and Culture	$m	$m	$m

Pensioners/concession card holders/disadvantaged

Free or discounted entry to National Parks Holders of Pensioner Concession Cards, Seniors, Volunteers and Community Groups receive free or discounted entry to National Parks.	8	9	10

Concessional vessel registration NSW Maritime provides a 50 per cent concession on recreational vessel registration to holders of Pensioner Concession Cards and Repatriation Health Cards.	1	1	1

Museum of Applied Arts and Sciences Concessional admission charges for children, students, seniors and the unemployed. Country residents are entitled to a concession on the Museum’s household membership. Concessional rates for venue hire apply to community or charitable groups.	<1	<1	1

Minor Concessions (< $1 million)

Pensioners/concession card holders/disadvantaged
NSW Maritime	Concessional recreational boating licence and private mooring licence for pensioners.

Royal Botanic Gardens and Domain Trust	Concessional admission charges for entry to Tropical Centre, Sydney for pensioners and seniors card holders.

Historic Houses Trust of NSW	Concessional admission charges for unemployed, children, pensioners, seniors and students.

Australian Museum	Concessional or reduced admission charges to students, the unemployed and holders of pensioner health care cards, free general admission to seniors card holders, disadvantaged school students, accompanying adults with school groups, Museum Society members and children under five years old.

Sydney Opera House	Concessional charges on guided tours for children, pensioners, seniors, students and school group tours, and concession tickets are available to many Sydney Opera House productions for pensioners/seniors, full time students and children.

Art Gallery of NSW	Concessional admission charges for entry to special exhibitions for the unemployed, children, pensioners, seniors, students and school groups.

E - 26	Budget Statement 2011-12

	2009-10	2010-11	2011-12
Agriculture, Forestry and Fishing	$m	$m	$m

Pensioners/concession card holders/disadvantaged

Fishing licence concessions Fishing licence concessions are provided to pensioners and children.	4	4	4

Minor Concessions (< $1 million)
•	Forests NSW provides pensioner discounts on firewood permits for the collection of firewood and discounts to charitable organisations on the purchase of Christmas trees.

Budget Statement 2011-12	E - 27

Glossary

Appropriation	The funds appropriated by Parliament from the consolidated fund to Ministers for the purposes of funding agency activities (either recurrent or capital).

Budget result	The Budget result represents the difference between expenses and revenues from transactions for the general government sector. This measure is equivalent to the net operating balance adopted in accounting standard AASB 1049 Whole-of-Government and General Government Sector Financial Reporting.

Capital expenditure	This is expenditure relating to the acquisition or enhancement of property, plant and equipment (including land and buildings, plant and equipment and infrastructure systems) and intangibles (including computer software and easements).

Capital grants	Amounts paid or received for capital purposes for which no economic benefits of equal value are receivable or payable in return.

Cash surplus/(deficit)	Net cash flows from operating activities plus net cash flows from acquisition and disposal of non-financial assets (less distributions paid for the public non-financial corporation [PNFC] and public financial corporation [PFC] sectors).

Cash surplus/(deficit) (ABS GFS)	As above, less the value of assets acquired under finance leases and similar arrangements.

Change in net worth (comprehensive result)	Change in net worth (comprehensive result) is revenue from transactions less expenses from transactions plus other economic flows, and measures the variation in a government’s accumulated assets and liabilities.

Consolidated Fund	The fund is established under s39 of the Constitution Act 1902. Public monies collected on behalf of the State form this fund. This includes:

• taxes, fines, fees collected

• Australian Government grants and

• dividends and tax equivalent payments from public trading and public financial enterprises.

Current grants	Amounts paid or received for current purposes for which no economic benefits of equal value are receivable or payable in return.

Fiscal aggregates	These are analytical balances that are useful for macroeconomic purposes, including assessing the impact of a government and its sectors on the economy. AASB 1049 Whole-of-Government and General Government Sector Financial Reporting prescribes net operating balance, net lending/borrowing (fiscal balance), change in net worth (comprehensive result), net worth, and cash surplus/(deficit). The Uniform Presentation Framework prescribes additional fiscal aggregates not included in AASB 1049. These are net debt, net financial worth, net financial liabilities and ABS GFS cash surplus/deficit.

Budget Statement 2011-12	G - 1

Fiscal gap	The fiscal gap is the difference between the base period primary balance as a share of gross state product (GSP) and the primary balance as a share of GSP at the end of the projection period, on a no policy change basis. The primary balance is the gap between spending and revenue excluding interest transactions but including net capital expenditure. A positive gap implies that fiscal pressures will be building over the projection period.

Fiscal Responsibility Act 2005	The Act sets out both medium-term and long-term fiscal targets and principles providing a framework for budgeting in New South Wales.

Full-time equivalent (FTE)	This is the standard measure of staffing in terms of a full-time equivalent number of positions.

General government sector	This is an ABS classification of agencies that provide public services (such as health, education and police), or perform a regulatory function. General government agencies are funded in the main by taxation (directly or indirectly). Within this sector there are budget dependent and non-budget dependent agencies.

Government finance statistics (GFS)	A system of financial reporting developed by the International Monetary Fund and used by the Australian Bureau of Statistics to classify the financial transactions of governments and measure their impact on the rest of the economy.

Grants for on-passing	All grants paid to one institutional sector (for example, a state government) to be passed on to another institutional sector (for example, local government or a non-profit institution). For New South Wales, these primarily comprise grants from the Australian Government to be on-passed to specified private schools, and to specified local government authorities.

Gross state product (GSP)	The total market value of final goods and services produced within a state.

Interest expense	Costs incurred in connection with the borrowing of funds. It includes interest on advances, loans, overdrafts, bonds and bills, deposits, interest components of finance lease repayments, and amortisation of discounts or premiums in relation to borrowings. Where discounting is used, the carrying amount of a liability increases in each period to reflect the passage of time. This increase is also recognised as an interest expense.

Memorandum items — Loan Council	Memorandum items are used to adjust the cash surplus/(deficit) to include in the Loan Council allocation certain transactions that may have the characteristics of public sector borrowings/investments but do not constitute formal borrowings/investments. Examples include operating leases and the movement in government defined benefit superannuation fund assets.

G - 2	Budget Statement 2011-12

National agreement payments	An Australian Government grant to States and Territories which must be spent in the key service delivery sector (healthcare, schools, skills and workforce development, disability services and affordable housing, and Indigenous reforms) for which it is provided. States are free to allocate the funds within that sector to achieve the mutually agreed objectives specified in the associated National Agreement.

National partnership payment (NPP)	An Australian Government grant to States and Territories to support the delivery of specified outputs or projects, to facilitate reforms or to reward the delivery of nationally significant reforms. Each NPP is supported by a National Partnership Agreement which defines mutually agreed objectives, outputs and performance benchmarks.

Net acquisition of non-financial assets	This is purchases (or acquisitions) of non-financial assets less sales (or disposals) of non-financial assets less depreciation plus changes in inventories and other movements in non-financial assets. Purchases and sales (or net acquisitions) of non-financial assets generally include accrued expenses and payables for capital items. Other movement in non-financial assets include non-cash capital grant revenue/expenses such as developer contribution assets.

Net cost of services	In agency operating statements this measures the net cost of providing government services. It equals operating expenses less operating revenues, and excludes government contributions.

Net debt	Net debt equals the sum of deposits held, advances received, loans and other borrowings less the sum of cash and deposits, advances paid and investments, loans and placements.

Net financial liabilities	This is the total liabilities less financial assets, other than equity in PNFCs and PFCs. It is a more accurate indicator than net debt of a jurisdiction’s fiscal position. This is because it is a broader measure than net debt in that it includes significant liabilities other than borrowings (for example, accrued employee liabilities such as superannuation and long service leave entitlements). For the PNFC and PFC sectors, it is equal to negative net financial worth. For the general government sector NFL, excluding the net worth of other sectors results in a purer measure than net financial worth as, in general, the net worth of other sectors of government is backed up by physical assets.

Net financial worth	Net financial worth measures a government’s net holdings of financial assets. It is calculated from the balance sheet as financial assets less liabilities. It is a broader measure than net debt, in that it incorporates provisions made (such as superannuation) as well as holdings of equity. It includes all classes of financial assets and liabilities, only some of which are included in net debt.

Net lending/(borrowing)	The financing requirement of government, calculated as the net operating balance less the net acquisition of non-financial assets. It also equals transactions in financial assets less transactions in liabilities. A positive result reflects a net lending position and a negative result reflects a net borrowing position.

Budget Statement 2011-12	G - 3

Net operating balance	This is calculated as revenue from transactions less expenses from transactions.

Net worth	It is an economic measure of wealth and is equal to total assets less liabilities.

Nominal dollars/prices	It shows the dollars of the relevant period. No adjustment is made each time period for inflation.

Non-financial public sector	This is a sub-sector formed by the consolidation of the general government sector and public non-financial corporations (PNFC) sector.

Other economic flows	This is the changes in the volume or value of an asset or liability that do not result from transactions (that is, revaluations and other changes in the volume of assets).

Payables	A liability that includes short and long term trade creditors, and accounts payable.

Public Private Partnerships (PPP)	This involves the creation of an infrastructure asset through private sector financing and private ownership for a concession period (usually long term). The Government may contribute to the project by providing land or capital works, through risk sharing, revenue diversion or purchase of the agreed services.

Public financial enterprise (PFE)	An ABS classification of agencies that have one, or more, of the following functions:

• that of a central bank

• the acceptance of demand, time or savings deposits or

• the authority to incur liabilities and acquire financial assets in the market on their own account.

For GFS purposes these are referred to as public financial corporations (PFC).

Public trading enterprise (PTE)	An ABS classification of agencies where user charges represent a significant proportion of revenue and the agency operates with a broadly commercial orientation. For GFS purposes, the ABS refers to these as public non-financial corporations (PNFC).

Receivables	An asset that includes short and long term trade debtors, accounts receivable and interest accrued.

Result	A result is a description of the desirable impact of services on the community, the environment or the economy. They are consistent with Government priorities.

Services	These are the ‘end products’ or direct services that are delivered to clients or recipients, the broader community or another government agency. They are expected to contribute to Government priorities.

G - 4	Budget Statement 2011-12

Service groups	Services that are grouped together on the basis of the results they contribute to, the client group that they serve, common cost drivers or other service measures. There should be a clear ‘line of sight’ between the service groups and the services and activities that are costed and managed as part of internal business planning.

Service group statement	Each agency service group statement in Budget Paper No. 3 Budget Estimates includes a service description and linkage to results — as well as service measures, expense and capital expenditure information.

State owned corporation (SOC)	Government entities (mostly PTEs) which have been established with a governance structure mirroring as far as possible that of a publicly listed company. NSW state owned corporations are scheduled under the State Owned Corporations Act 1989 (Schedule 5).

Superannuation interest cost	The expense is the net of interest cost on defined benefit superannuation obligations less the long term expected return on plan assets as determined by the accounting standards. It effectively reflects an annual ‘interest’ or opportunity cost of not fully funding the defined benefits superannuation liabilities.

Other superannuation expense	It includes all superannuation expenses from transactions except superannuation interest cost. It generally includes all employer contributions to accumulation schemes and the current service cost, which is the increase in defined benefit entitlements associated with the employment services provided by employees in the current period. However, superannuation actuarial gains/losses are excluded as they are considered ‘other economic flows’.

Surplus/(deficit)	In Budget Paper No.3 Budget Estimates this is the agency accounting result which corresponds to profit or loss in private sector reports. It equals the net cost of services adjusted for government contributions. This is not the same as the budget result or the GFS cash surplus/(deficit).

Total Asset Management (TAM)	An agency’s TAM plan sets out its asset expenditure priorities and funding projections over a rolling ten year period, to ensure physical asset management plans are aligned with service priorities and performance targets, and are financially sustainable. TAM covers the acquisition, maintenance, operation and disposal of all physical assets, including land, buildings, infrastructure, plant and equipment, and information technology.

Total expenses	The total amount of expenses incurred in the provision of goods and services, regardless of whether a cash payment is made to meet the expense in the same year. It does not include expenditure on the purchase of assets. It also excludes losses, which are classified as other economic flows.

Budget Statement 2011-12	G - 5

Total revenues	This is the total amount of revenue due by way of taxation, Australian Government grants and from other sources (excluding asset sales) regardless of whether a cash payment is received. It excludes gains, which are classified as other economic flows.

Total state sector	Represents all agencies and corporations owned and controlled by the NSW Government. It comprises the general government, public trading (also referred to as the public non-financial corporations) and public financial enterprises.

G - 6	Budget Statement 2011-12

Chart and Table List

Page
Chapter 1 Budget Context and Strategy		1
Budget Outlook	Table 1.1	1-3
State Financial Results ex Economic Stimulus as at March 2011	Chart 1.1	1-4
Private Business Investment	Chart 1.2	1-5
Revenue and Expense Growth	Chart 1.3	1-6
Capital Expenditure ex Economic Stimulus	Chart 1.4	1-7
S&P Ratio and Potential Paths over the Forward Estimates	Chart 1.5	1-8
Net Debt — General Government and Total State	Chart 1.6	1-17
S&P Ratio at March 2011 and in the 2011-12 Budget	Chart 1.7	1-18
Impact of Budget measures and NHRA on Long Term Fiscal Gap	Chart 1.8	1-21
Key Fiscal Indicators (per cent)	Table 1.2	1-22
Key Fiscal Indicators ($million)	Table 1.3	1-22

Chapter 2 The Economy		2
World Economic Prospects	Table 2.1	2-4
Economic Performance and Outlook	Table 2.2	2-7
NSW Real Household Consumption and Retail Sales	Chart 2.1	2-9
NSW Dwelling Investment Growth	Chart 2.2	2-10
Private Dwelling Completions		2-11
Construction Pipeline — Engineering and Non-residential	Chart 2.3	2-12
Business Capacity Utilisation and Commercial Finance Commitments	Chart 2.4	2-13
Contributions to Growth in Real State Final Demand	Chart 2.5	2-14
Cumulative Change in NSW Employment and Average Hours	Chart 2.6	2-16
Employment by Industry — Contribution to Total Employment	Chart 2.7	2-17
Economic Projections for 2013-14 and 2014-15	Table 2.3	2-18
Growth in NSW GSP — Deviation from Trend	Chart 2.8	2-19

Chapter 3 Budget Position		3

Budget Results	Chart 3.1	3-6
General Government Sector Operating Statement	Table 3.1	3-8

Budget Statement 2011-12

Page
General Government Sector Infrastructure Investment	Table 3.2	3-10
State Funded General Government and Public Transport Infrastructure Investment	Table 3.3	3-11
State Funded General Government and Public Transport Infrastructure Investment	Chart 3.2	3-11
General Government Sector Balance Sheet	Table 3.4	3-13
General Government Sector Cash Flow Statement	Table 3.5	3-15
Sensitivity of Fiscal Aggregated to Changes in Economic Parameters, 2010-11	Table 3.6	3-18

Chapter 4 General Government Expenses		4
Comparison of Real Wage Increases in Public and Private sectors	Chart 4.1	4-9
Summary of Expenses	Table 4.1	4-11
Total Expenses by Type 2011-12	Chart 4.2	4-12
Employee Expenses	Table 4.2	4-13
Expenses by Policy Area, 2011-12	Chart 4.3	4-14
Growth in Expenses by Policy Area	Table 4.3	4-15

Chapter 5 General Government Revenues		5
Composition of Total Revenue, NSW South Wales, 2011-12	Chart 5.1	5-1
Tax Measures Announced in the 2011-12 Budget	Table 5.1	5-2
Revenue Effect of Previously Announced Decisions	Table 5.2	5-4
Annual Club Gaming Machine Marginal Tax Rates	Table 5.3	5-6
Summary of Revenues	Table 5.4	5-8
Main Sources of variation in 2010-11 revenue estimates	Table 5.5	5-9
Taxation Revenue	Table 5.6	5-10
Composition of Tax Revenue, 2011-12	Chart 5.2	5-11
Transfer Duty	Chart 5.3	5-12
Grant Revenue	Table 5.7	5-15
Sale of Goods and Services	Table 5.8	5-16
Interest Income	Table 5.9	5-16
Dividends and Income Tax Equivalent Revenue	Table 5.10	5-18
Other Dividends and Distributions	Table 5.11	5-18
Royalties	Table 5.12	5-19
Fines, Regulatory Fees and Other Revenue	Table 5.13	5-20
Major Tax Expenditures by Type	Table 5.14	5-21
Tax Expenditures by Function	Table 5.15	5-22
Budget Statement 2011-12

Page
Concessions by Function	Table 5.16	5-23

Chapter 6 Federal Financial Relations		6
Australian Government Payments to New South Wales	Table 6.1	6-2
Composition of Australian Government Payments to New South Wales, 2011-12	Chart 6.1	6-2
State shares of Australian Government Payments, 2011-12	Table 6.2	6-3
GST-related Payments to New South Wales	Table 6.3	6-4
Australian Government GST Pool Estimates	Chart 6.2	6-5
Consumption impacts on GST revenue	Chart 6.3	6-6
2011 Update — Major Factors Affecting NSW Relativity	Table 6.4	6-7
GST Cross Subsidies, 2011-12	Table 6.5	6-10
Cumulative GTS Cross Subsidies	Table 6.6	6-10
NSW Total Specific Purpose Payments	Table 6.7	6-11
National SPPs and Other Payments to New South Wales	Table 6.8	6-12
National Partnership Payments to New South Wales	Table 6.9	6-13

Chapter 7 Liability Management		7
General Government Sector — Net Debt and Net Financial Liabilities	Table 7.1	7-2
General Government Sector — Capital Program Funding Sources	Table 7.2	7-3
General Government Sector — Interest Expense as a Percentage of Revenue	Chart 7.1	7-4
Non Financial Public Sector — Net Debt And Net Financial Liabilities	Table 7.3	7-5
Non-Financial Public Sector — Capital Program Funding Sources	Table 7.4	7-6
Non-Financial Public Sector — Net Financial Liabilities	Chart 7.2	7-6
Non-Financial Public Sector — Net Financial Liabilities and Net Debt	Chart 7.3	7-7
Total State Sector — Net Debt Net Financial Liabilities and Net Worth	Table 7.5	7-8
General Government Sector — Superannuation Liabilities	Table 7.6	7-10
General Government Sector — Superannuation Liabilities Accounting Reporting and Actuarial Funding Basis Estimates	Table 7.7	7-11
General Government Sector — Superannuation Assets	Table 7.8	7-12
General Government Sector — Superannuation Liabilities, Assets and Unfunded Liabilities	Table 7.9	7-13
General Government Sector — Superannuation Liabilities, Expenses and Cash Flows	Table 7.10	7-13
Changes in General Government — Unfunded Superannuation Liability Estimates	Table 7.11	7-14
General Government Sector — Insurance Asset and Liability Estimates	Table 7.12	7-17
Budget Statement 2011-12

Page
TMF Gross Outstanding Claims Liabilities	Chart 7.4	7-18
Total TMF Premiums by Line of Business	Chart 7.4	7-19
State Gross Financial Assets	Table 7.13	7-21

Chapter 8 Public Trading Enterprises		8
Adjusted Net Operating Surplus	Chart 8.1	8-2
PTE Sector Capital Expenditure	Chart 8.2	8-5
PTE Capital Expenditure by Sector	Table 8.1	8-6
Commercial PTE Capital Expenditure and Gearing	Chart 8.3	8-8
Budget Result Impact of Electricity Transactions at 27 January 2011	Table 8.2	8-10
Budget Result Impact of Electricity Transactions	Table 8.3	8-10
Budget Support for the PTE Transport Sector	Table 8.4	8-21

Chapter 9 Uniform Financial Reporting		9
General Government Sector Operating Statement(a)	Table 9.1	9-9
General Government Sector Balance Sheet(a)	Table 9.2	9-11
General Government Sector Cash Flow Statement(a)	Table 9.3	9-13
Derivation of ABS GFS General Government Sector Cash Surplus/(Deficit)(a)	Table 9.4	9-14
General Government Sector Taxes	Table 9.5	9-14
General Government Sector Grant Revenue and Expense	Table 9.6	9-15
General Government Sector Dividend and Income Tax Equivalent Income	Table 9.7	9-16
General Government Sector Expenses by Function	Table 9.8	9-16
General Government Sector Purchases of Non-financial Assets by Function	Table 9.9	9-17
Public Non-financial Corporation Sector Operating Statement(a)	Table 9.10	9-19
Public Non-financial Corporation Sector Balance Sheet(a)	Table 9.11	9-20
Public Non-financial Corporation Sector Cash Flow Statement(a)	Table 9.12	9-22
Derivation of ABS GFS Public Non-financial Corporation Sector Cash Surplus/(Deficit)(a)	Table 9.13	9-23
Non-financial Public Sector Operating Statement(a)	Table 9.14	9-24
Non-financial Public Sector Balance Sheet(a)	Table 9.15	9-26
Non-financial Public Sector Cash Flow Statement(a)	Table 9.16	9-28
Derivation of ABS GFS Non-financial Public Sector Cash Surplus/(Deficit)(a)	Table 9.17	9-29
Loan Council Allocation Estimates	Table 9.18	9-30
Budget Statement 2011-12